Exhibit 99.2

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON OCTOBER 14, 2026

AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 14, 2026

AND

JOINT MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO A PROPOSED PLAN OF ARRANGEMENT

INVOLVING BROOKFIELD RENEWABLE PARTNERS L.P.,
BROOKFIELD renewable CORPORATION AND BROOKFIELD renewable PARTNERS INC.

AUGUST 26, 2026

Each Board, on the recommendation of its Nominating and Governance Committee, recommends that you vote FOR the Transaction

These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

LETTER TO SECURITYHOLDERS

Dear unitholders and shareholders:

We are pleased to announce the proposed simplification of our corporate structure, pursuant to which holders of equity interests of Brookfield Renewable Partners L.P. (“BEP”) would exchange their interests for shares in a publicly traded Canadian corporation, Brookfield Renewable Partners Inc. (“BEP Inc.”), and each of BEP and Brookfield Renewable Corporation (“BEPC” and, together with BEP, “Brookfield Renewable”) would become subsidiaries of BEP Inc. (the “Simplification”).

Holders of limited partnership units of BEP (“BEP Units”, such holders, “BEP Unitholders”) and class A exchangeable subordinate voting shares of BEPC (“BEPC Exchangeable Shares”, such holders, “BEPC Shareholders”) will vote on whether to exchange their BEP Units and BEPC Exchangeable Shares, respectively, for class A subordinate voting shares of BEP Inc. (“BEP Inc. Class A Shares”). If BEP Unitholders approve the Simplification but BEPC Shareholders do not, the BEP Units will be exchanged for BEP Inc. Class A Shares and the BEPC Exchangeable Shares will remain outstanding and become exchangeable into BEP Inc. Class A Shares.

The special meeting of BEP Unitholders will be held virtually on October 14, 2026 at 11:00 a.m. (Toronto time), and the special meeting of BEPC Shareholders will be held virtually on October 14, 2026 at 12:00 p.m. (Toronto time).

Why you should approve the Simplification

The Simplification generally is expected to be tax-deferred for Canadian and U.S. investors and completed without any meaningful cost to the business, while providing securityholders with the following benefits, among others:

•	improved consolidated trading liquidity through a single listed security;

•	increased demand from current indices and potential additional index inclusion;

•	stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities;

•	simplified investor analysis, screening, and benchmarking through a single listed reporting entity;

•	broader access to a larger pool of investors who prefer corporate structures;

•	enhanced governance framework and voting rights for Brookfield Renewable’s public securityholders; and

•	for BEP Unitholders, preferential dividend tax rates and elimination of onerous partnership tax reporting forms for many Canadian and U.S. taxable investors.

Taxable Canadian BEP Unitholders will need to file a simple tax election to obtain tax-deferred treatment, which can be facilitated through www.bep.taxelection.ca.

Overview of the Simplification

Subject to the approval of BEP Unitholders:

•	BEP Inc., a corporation formed under the laws of British Columbia, will have a capital structure that includes BEP Inc. Class A Shares, class B multiple voting shares (“BEP Inc. Class B Shares”), class I non-voting incentive shares (“BEP Inc. Class I Shares”), and class A preferred shares.

•	Holders of BEP Units, Brookfield Renewable Energy L.P. (“BRELP”) redemption-exchange limited partner units and Brookfield Renewable Holdings Corporation class A.2 exchangeable non-voting shares will receive, directly or indirectly, one (1) BEP Inc. Class A Share for each security held.

•	The Class A common shares of Brookfield Renewable Partners Limited (“BEP General Partner”), the general partner of BEP, will be exchanged for BEP Inc. Class B Shares.

•	The limited partnership units of BREP Holding L.P. (“BREPH”), the general partner of BRELP, and the class A common shares of BRP Bermuda GP Limited, the general partner of BREPH, will be exchanged for BEP Inc. Class I Shares.

•	BEP will become a subsidiary of BEP Inc.

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•	Subject to Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) approval, the BEP Inc. Class A Shares will be listed on the TSX and NYSE and trade under the symbol “BEP”, the BEP Units will be delisted, and the preferred units of BEP will continue to be listed on the TSX and NYSE.

Subject to the approval of BEPC Shareholders:

•	Holders of BEPC Exchangeable Shares will receive one (1) BEP Inc. Class A Share for each security held; and

•	BEPC will be delisted and cease to be a reporting issuer.

The Simplification will be implemented pursuant to a court-approved plan of arrangement under the laws of the Province of British Columbia.

Recommended Action

The nominating and governance committees of the boards of directors of each of the BEP General Partner and BEPC (collectively, the “Boards”) had a mandate to oversee and assess the terms of the Simplification. The BEP and BEPC nominating and governance committees have unanimously determined that the Simplification is in the best interests of BEP and BEPC, respectively, and have recommended that the Boards approve the Simplification and recommend that all security holders vote in favor of the Simplification and the transactions contemplated thereby.

The Boards, on the recommendation of each of their respective nominating and governance committees, have unanimously determined that the Simplification is in the best interests of each of BEP and BEPC, as applicable, and resolved to approve the Simplification and recommend that BEP Unitholders and BEPC Shareholders vote in favor of the resolutions approving the Simplification and the amendment to the BEP limited partnership agreement to provide for the Simplification, as applicable.

In making their determinations, the nominating and governance committees and the Boards considered, among other factors, the fairness opinion of Scotia Capital Inc. to the effect that, as of July 21, 2026 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of BEP Units and by public holders of BEPC Exchangeable Shares is fair, from a financial point of view, to such public holders.

Securityholders of record as of close of business on August 21, 2026 will be entitled to vote at the applicable meeting. Your vote and participation are important regardless of the number of securities that you own. We have made it easy for you to vote by telephone, internet, mail or by attending the meetings virtually. The notices of special meetings and joint management information circular (the “Circular”) that accompany this letter contain a detailed description of the Simplification, the Arrangement, the meetings and how to exercise your vote. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

On behalf of the Boards, we express our appreciation for your continued support. We look forward to having you join us on October 14, 2026.

Yours very truly,

Lou Maroun Independent Director Chair of the Nominating and Governance Committee Brookfield Renewable Partners Limited and Brookfield Renewable Corporation	Connor Teskey Chief Executive Officer Brookfield Renewable

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NOTICE OF SPECIAL MEETING OF UNITHOLDERS

A special meeting (the “Unitholders’ Meeting”) of the holders (the “Unitholders”) of non-voting limited partnership units (each, a “BEP unit”) of Brookfield Renewable Partners L.P. (“BEP”) will be held on October 14, 2026 at 11:00 a.m. (Toronto time) in a virtual meeting format to:

1.	consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia dated August 21, 2026, and, if deemed advisable, to pass, a resolution (the “BEP Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying joint management information circular dated August 26, 2026 (the “Circular”), with or without variation, approving an arrangement (the “Transaction”) designed to simplify our corporate structure by exchanging securities of BEP for shares of a publicly traded Canadian corporation, Brookfield Renewable Partners Inc. (“BEP Inc.”), and as more particularly described in the Circular;

2.	consider and if deemed advisable, to pass, a resolution of Unitholders (the “BEP LPA Amendment Resolution” and together with the BEP Arrangement Resolution, the “BEP Transaction Resolutions”), the full text of which is set forth in Appendix B to the Circular, with or without variation, to amend the fourth amended and restated limited partnership agreement dated May 3, 2016, as amended, of BEP to provide for the Transaction and the grant of Dissent Rights to Registered Unitholders in connection with the Transaction (the “BEP LPA Amendment”); and

3.	transact such other business as may properly come before the Unitholders’ Meeting or any adjournment or postponement thereof.

Details relating to the Transaction and the other matters to be considered at the Unitholders’ Meeting are set forth in the Circular. Completion of the proposed Transaction is conditional upon certain other matters described in the Circular, including the receipt of the approval of the British Columbia Supreme Court (the “Final Order”) and required regulatory approvals. Subject to the receipt of such approvals, approval of the BEP Transaction Resolutions at the Unitholders’ Meeting and the satisfaction or waiver, as applicable, of the other conditions, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.

Voting in favor of either of the BEP Transaction Resolutions will also constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares (as such term is defined in the Circular) or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, in each case, without requiring further approval by BEP Inc. shareholders.

The nominating and governance committee (the “BEP Nominating and Governance Committee”) of the board of directors of the general partner of BEP (the “BEP Board”), which consists exclusively of independent directors, has unanimously determined that the Transaction is in the best interests of BEP and recommended that the BEP Board approve the Transaction and recommend that Unitholders vote in favor of the BEP Transaction Resolutions.

The BEP Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, on the recommendation of the BEP Nominating and Governance Committee, has determined that the Transaction is in the best interests of BEP and has unanimously resolved to approve the Transaction and recommend that Unitholders vote in favor of the BEP Transaction Resolutions.

The Unitholders’ Meeting will be held in a virtual meeting format only to afford equal opportunity to all Unitholders to take part in the meeting. Unitholders will be able to listen to, participate in and vote at the Unitholders’ Meeting in real time through a web-based platform.

You can attend and vote at the Unitholders’ Meeting by visiting https://meetings.lumiconnect.com/400-245-868-582 and entering your control number or username and password “BEP2026” (case sensitive). See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the Unitholders’ Meeting.

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You have the right to vote at the Unitholders’ Meeting if you were a holder of BEP units at the close of business on August 21, 2026. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meetings”.

We are posting electronic versions of the Circular and a form of proxy or voting instruction form on our website for Unitholders – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bep.brookfield.com under “Corporate Simplification” and at www.sedarplus.ca and www.sec.gov.

If you would like a paper copy of the Circular, please contact us at 1-416-649-8172 (toll-free in North America at 1-833-236-0278) or enquiries@brookfieldrenewable.com and we will send you materials free of charge within three business days of your request, provided the request is made before the date of the Unitholders’ Meeting or any adjournment thereof. In order to receive a paper copy of any materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. (Toronto time) on September 29, 2026.

Instructions on Voting at the Meeting

Your vote and participation in the business of Unitholders’ Meeting is important regardless of the number of BEP units that you own. Registered holders of BEP units at the close of business on August 21, 2026 (“Registered Unitholders”) and duly appointed proxyholders will be able to attend and participate in the Unitholders’ Meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered holders of BEP units (“Non-Registered Unitholders”) who have not duly appointed themselves as proxyholder will be able to attend the Unitholders’ Meeting as guests but will not be able to ask questions or vote at the Unitholders’ Meeting.

If you wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including if you are a Non-Registered Unitholder who wishes to appoint yourself as proxyholder in order to attend the Unitholders’ Meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, Computershare Investor Services Inc., after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a Non-Registered Unitholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a username to participate in the Unitholders’ Meeting and only being able to attend as a guest. Guests will be able to listen to the Unitholders’ Meeting but will not be able to ask questions or vote.

Information for Registered Unitholders

Registered Unitholders and duly appointed proxyholders (including Non-Registered Unitholders who have duly appointed themselves as proxyholder) that attend the Unitholders’ Meeting online will be able to vote by completing a ballot online during the Unitholders’ Meeting through the live webcast platform.

If you are not attending the Unitholders’ Meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (Toronto time) on October 9, 2026 or, in the event the Unitholders’ Meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•	On the internet at www.investorvote.com;

•	Mail your signed proxy using the business reply envelope accompanying your proxy;

•	By telephone at 1-866-732-8683 (toll-free North America) or 1-312-588-4290 (direct dial outside North America).

Registered Unitholders will be granted the right to dissent with respect to the Transaction in accordance with the provisions of the BEP LPA Amendment. The right to dissent is more particularly described in the Circular and the

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relevant excerpt of the BEP LPA Amendment is set forth in Appendix E to the Circular. Please see “Dissent Rights” in the Circular for a description of the rights to dissent in respect of the Transaction.

Failure to strictly comply with the requirements set forth in the BEP LPA Amendment may result in the loss of any right to dissent. Registered Unitholders considering exercising their rights of dissent should consult their legal counsel and tax and investment advisors.

Information for Non-Registered Unitholders

Non-Registered Unitholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the Unitholders’ Meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, Computershare Investor Services Inc. at www.computershare.com/BEP by no later than the Proxy Deadline.

Notice from Eligible Canadian Holders

Unitholders who are Eligible Canadian Holders (as defined in the Circular) may, at their option, submit a notice form (a “Unitholder Notice”) indicating their intention to exchange their BEP units on a full or partial rollover basis by filing a joint tax election following the completion of the Transaction. Notwithstanding that BEP Inc. has received a Unitholder Notice from an Eligible Canadian Holder, further actions must be taken by such holder in order to make a joint tax election. More information with respect to the Unitholder Notice is set forth in the Circular under the heading “The Transaction —Unitholder Notice”.

By Order of the Board

Jane Sheere
Secretary
August 26, 2026

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting (the “Shareholders’ Meeting”) of holders (“BEPC Shareholders”) of class A exchangeable subordinate voting shares (each, a “BEPC exchangeable share”) and class B multiple voting shares (each, a “BEPC class B share”) of Brookfield Renewable Corporation (“BEPC”) will be held on October 14, 2026 at 12:00 p.m. (Toronto time) in a virtual meeting format to:

1.	consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia dated August 21, 2026, and, if deemed advisable, to pass, a special resolution (the “BEPC Transaction Resolution”), the full text of which is set forth in Appendix C to the accompanying joint management information circular dated August 26, 2026 (the “Circular”), with or without variation, approving an arrangement (the “Transaction”) designed to simplify our corporate structure by exchanging securities of BEPC and Brookfield Renewable Partners L.P. (“BEP”) for shares of a publicly traded Canadian corporation, Brookfield Renewable Partners Inc. (“BEP Inc.”), and as more particularly described in the Circular; and

2.	transact such other business as may properly come before the Shareholders’ Meeting or any adjournment or postponement thereof.

Details relating to the Transaction and the other matters to be considered at the Shareholders’ Meeting are set forth in the Circular. Completion of the proposed Transaction is conditional upon certain other matters described in the Circular, including the receipt of the approval of the British Columbia Supreme Court (the “Final Order”) and required regulatory approvals. Subject to the receipt of such approvals, approval of the BEPC Transaction Resolution at the Shareholders’ Meeting, approval of the BEP Transaction Resolutions (as such term is defined in the Circular) and the satisfaction or waiver, as applicable, of the other conditions, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.

Voting in favor of the BEPC Transaction Resolution will, in the event the BEPC Shareholders approve the BEPC Transaction Resolution, also constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares (as such term is defined in the Circular) or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, in each case, without requiring further approval by BEP Inc. shareholders.

The nominating and governance committee (the “BEPC Nominating and Governance Committee”) of the board of directors of BEPC (the “BEPC Board”), which consists exclusively of independent directors, has unanimously determined that the Transaction is in the best interests of BEPC and recommended that the BEPC Board approve the Transaction and recommend that BEPC Shareholders vote in favor of the Transaction.

The BEPC Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, on the recommendation of the BEPC Nominating and Governance Committee, has determined that the Transaction is in the best interests of BEPC and has unanimously resolved to approve the Transaction and recommend that BEPC Shareholders vote in favor of the Transaction Resolution.

The Shareholders’ Meeting will be held in a virtual meeting format only to afford equal opportunity to all BEPC Shareholders to take part in the meeting. Holders of BEPC exchangeable shares and BEPC class B shares will be able to listen to, participate in and vote at the Shareholders’ Meeting in real time through a web-based platform.

You can attend and vote at the Shareholders’ Meeting by visiting https://meetings.lumiconnect.com/400-094-363-363 and entering your control number or username and password “BEPC2026” (case sensitive). See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the Shareholders’ Meeting.

You have the right to vote at the Shareholders’ Meeting if you were a holder of BEPC exchangeable shares or BEPC class B shares at the close of business on August 21, 2026. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meetings”.

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We are posting electronic versions of the Circular and a form of proxy or voting instruction form on our website for BEPC Shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bep.brookfield.com/bepc under “Corporate Simplification” and at www.sedarplus.ca and www.sec.gov.

If you would like a paper copy of the Circular, please contact us at 1-416-649-8172 (toll-free in North America at 1-833-236-0278) or enquiries@brookfieldrenewable.com and we will send you materials free of charge within three business days of your request, provided the request is made before the date of the Shareholders’ Meeting or any adjournment thereof. In order to receive a paper copy of any materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. (Toronto time) on September 29, 2026.

Instructions on Voting at the Meeting

Your vote and participation in the business of the Shareholders’ Meeting is important regardless of the number of BEPC exchangeable shares that you own. Registered holders of BEPC exchangeable shares and BEPC class B shares at the close of business on August 21, 2026 (“Registered Shareholders”) and duly appointed proxyholders will be able to attend and participate in the Shareholders’ Meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered holders of BEPC exchangeable shares (“Non-Registered Shareholders”) who have not duly appointed themselves as proxyholder will be able to attend the Shareholders’ Meeting as guests but will not be able to ask questions or vote at the Shareholders’ Meeting.

If you wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including if you are a Non-Registered Shareholder who wishes to appoint yourself as proxyholder in order to attend the Shareholders’ Meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, Computershare Investor Services Inc., after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a Non-Registered Shareholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a username to participate in the Shareholders’ Meeting and only being able to attend as a guest. Guests will be able to listen to the Shareholders’ Meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered Shareholders and duly appointed proxyholders (including Non-Registered Shareholders who have duly appointed themselves as proxyholder) that attend the Shareholders’ Meeting online will be able to vote by completing a ballot online during the Shareholders’ Meeting through the live webcast platform.

If you are not attending the Shareholders’ Meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (Toronto time) on October 9, 2026 or, in the event the Shareholders’ Meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•	On the internet at www.investorvote.com;

•	Mail your signed proxy using the business reply envelope accompanying your proxy;

•	By telephone at 1-866-732-8683 (toll-free North America) or 1-312-588-4290 (direct dial outside North America).

Registered Shareholders have the right to dissent with respect to the BEPC Transaction Resolution in accordance with the provisions of Division 2 of Part 8 of the Business Corporations Act (British Columbia) (“BCBCA”) and the Interim Order. The right to dissent is more particularly described in the Circular and the text of Division 2 of Part 8 of the

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BCBCA is set forth in Appendix E to the Circular. Please see “Dissent Rights” in the Circular for a description of the rights to dissent in respect of the Transaction.

Failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA and the Interim Order with respect to the BEPC Transaction Resolution may result in the loss of any right to dissent. Persons who are beneficial owners of BEPC exchangeable shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent should be aware that only the Registered Shareholders are entitled to dissent. Accordingly, a beneficial holder desiring to exercise the right to dissent must make arrangements for the BEPC exchangeable shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the BEPC Transaction Resolution is required to be received by BEPC or, alternatively, make arrangements for the Registered Shareholder to dissent on behalf of the holder. Registered Shareholders considering exercising their rights of dissent should consult their legal counsel and tax and investment advisors.

Information for Non-Registered Shareholders

Non-Registered Shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the Shareholders’ Meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, Computershare Investor Services Inc. at www.computershare.com/BEPC by no later than the Proxy Deadline.

By Order of the Board

Jennifer Mazin
Co-President, General Counsel and Corporate Secretary
August 26, 2026

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TABLE OF CONTENTS

INFORMATION FOR ALL SECURITYHOLDERS	1
NOTICE TO SECURITYHOLDERS NOT RESIDENT IN CANADA	2
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES	3
CAUTION REGARDING FORWARD LOOKING INFORMATION	4
PRESENTATION OF FINANCIAL INFORMATION	8
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETINGS	10
SUMMARY	20
THE MEETINGS	27
Time, Date and Place	27
Record Date for Notice of Unitholders’ Meeting and Unitholders Entitled to Vote	27
Record Date for Notice of the Shareholders’ Meeting and BEPC Shareholders Entitled to Vote	27
Business of the Meetings	28
Voting Information	28
Q&A on Voting	29
Principal Holders of Securities Entitled to Vote	30
THE TRANSACTION	32
Background to the Transaction	32
Details of the Transaction	33
Reasons for the Transaction	34
Recommendations of the Nominating and Governance Committees	35
Recommendations of the Boards	35
Scotiabank Fairness Opinion	36
Arrangement Agreement	36
Plan of Arrangement	37
LPA Amendments	40
Unitholder Notice	41
Note Alternative	42
Exchange Procedures	42
Intention of Directors and Officers	43
Intention of the Brookfield Holders	43
Intention of Brookfield Renewable	43
Expenses of the Transaction	43
Material Agreements	43
DISSENT RIGHTS	46
Unitholder Dissent Rights	46
Shareholder Dissent Rights	47
CERTAIN LEGAL AND REGULATORY MATTERS	51
Completion of the Transaction	51
Timing	51
Unitholder Approval	51
BEPC Shareholder Approval	52
Court Approval	52
Stock Exchange Listing	53
Canadian Securities Law Matters	53
United States Securities Laws Matters	55

INFORMATION CONCERNING BEP INC.	57
Corporate Structure	57
Description of the Business	57
Financial Information	58
Relationship with Brookfield	58
Directors and Executive Officers	59
Dividend Policy	59
Share Capital	59
Description of BEP Inc. Class A Shares	60
Description of BEP Inc. Class B Shares	61
Description of BEP Inc. Class I Shares	62
Description of BEP Inc. Class A Preferred Shares	64
Prior Sales	65
Listing and Trading of BEP Inc. Class A Shares	65
Dividend Reinvestment Plan	65
Principal Securityholders	65
Executive Compensation	66
Board Committees	66
Auditors, Transfer Agent and Registrar	68
INFORMATION CONCERNING BEP	69
Overview	69
Price Range and Trading Volume	70
Distribution Policy	71
Information Concerning BEP Post-Transaction	71
Documents Incorporated by Reference	71
INFORMATION CONCERNING BEPC	73
Overview	73
Price Range and Trading Volume	74
Dividend Policy	75
Information Concerning BEPC Post-Transaction	75
Documents Incorporated by Reference	76
COMPARISON OF RIGHTS OF SECURITYHOLDERS	77
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	91
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	102
RISK FACTORS	121
Risks Relating to the Transaction	121
Risks Relating to BEP Inc.	122
Risks Relating to our Relationship with Brookfield	124
Risks Relating to the BEP Inc. Class A Shares	125
Risks Relating to Taxation	126
GENERAL PROXY MATTERS	130
What if I plan to attend either Meeting and vote by online ballot?	130
What if I plan to vote by proxy in advance of the Meetings?	130
Who is soliciting my proxy?	131
What happens if I sign the proxy sent to me?	131
Can I appoint someone other than the Management Representatives to vote my securities?	132
What do I do with my completed form of proxy?	132

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Can I vote by internet in advance of the Meetings?	132
If I change my mind, can I submit another proxy or take back my proxy once I have given it?	132
How will my securities be voted if I give my proxy?	133
What if amendments are made to these matters or if other matters are brought before the Meetings?	133
Who counts the votes?	133
How do I contact the transfer agent?	133
If my securities are not registered in my name but are held in the name of an Intermediary, how do I vote my securities?	133
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	135
INTEREST OF EXPERTS	135
OTHER INFORMATION	135
CONSENTS	137
Consent of Torys LLP	137
Consent of Scotiabank	137
DIRECTORS’ APPROVAL	138
Appendix A – Glossary	A-1
Appendix B – BEP Transaction Resolutions	B-1
Appendix C – BEPC Transaction Resolution	C-1
Appendix D – Arrangement Agreement	D-1
Appendix E – Dissent Rights	E-1
Appendix F – Notice of Hearing of Petition	F-1
Appendix G – Interim Order	G-1
Appendix H – Scotiabank Fairness Opinion	H-1
Appendix I – BEP Inc. Audited Financial Statements	I-1
Appendix J – BEP Inc. Unaudited Pro Forma Financial Statements	J-1
Appendix K – BEP Inc. Draft Articles	K-1

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INFORMATION FOR ALL SECURITYHOLDERS

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of our group for use at the Meetings and any adjournment or postponement thereof for the purposes set forth in the accompanying Notices of Meetings.

Information contained in this Circular is given as at August 21, 2026, unless otherwise indicated. As BEP and BEPC operate in U.S. dollars and report their financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to C$ are to Canadian dollars.

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meetings other than those contained, or incorporated by reference, in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. This Circular and the transactions contemplated in connection with the Transaction, including the securities to be issued pursuant to the Transaction, have not been approved or disapproved by any securities regulatory authority in Canada, the United States or any other jurisdiction, including the SEC, nor has any securities regulatory authority in Canada, the United States or any other jurisdiction, including the SEC, passed upon the merits or fairness of such transactions or upon the accuracy or adequacy of this Circular. Any representation to the contrary is a criminal offence.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

All capitalized terms used in this Circular, including the Appendices hereto, but not otherwise defined have the meanings set forth in the Glossary attached as Appendix A. Unless the context requires otherwise, prior to completion of the Transaction, the terms “we”, “us”, “our”, “our group” and “Brookfield Renewable” refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, Brookfield Renewable Corporation, together with all of their respective subsidiaries and the Operating Entities. Unless the context requires otherwise, following the completion of the Transaction, the terms “we”, “us”, “our”, “our group” and “Brookfield Renewable” will refer to BEP Inc. together with all of its subsidiaries, including Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, and Brookfield Renewable Corporation, together with all of their respective subsidiaries and the Operating Entities. Unless the context suggests otherwise, references in this Circular to:

•	the terms “BEP” and “the partnership” mean Brookfield Renewable Partners L.P., unless the context requires otherwise;

•	the term “BEP Inc.” means Brookfield Renewable Partners Inc., a corporation existing under the BCBCA, which will issue the BEP Inc. Class A Shares, BEP Inc. Class B Shares and BEP Inc. Class I Shares pursuant to the Transaction;

•	the term “BEP Inc. Class A Shares” means the class A subordinate voting shares in the capital of BEP Inc.;

•	the term “BEP Inc. Class B Shares” means the class B multiple voting shares in the capital of BEP Inc.;

•	the term “BEP Inc. Class I Shares” means the non-voting incentive shares in the capital of BEP Inc.;

•	the term “BEP units” means the non-voting limited partnership units of BEP;

•	the term “BEPC” means Brookfield Renewable Corporation;

•	the term “BEPC exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of BEPC;

•	the term “BN” means Brookfield Corporation;

•	the term “BRELP” means Brookfield Renewable Energy L.P.;

•	the term “Brookfield” means BN and its subsidiaries (other than Brookfield Renewable) and, unless the context otherwise requires, includes Brookfield Asset Management;

•	the term “Brookfield Asset Management” means Brookfield Asset Management Ltd.;

•	the term “Brookfield Holders” means Brookfield, BWS and their respective subsidiaries and related parties;

•	the term “BWS” means Brookfield Wealth Solutions Ltd., a paired entity to BN; and

•	words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

Securityholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the matters contained in this Circular.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the BEP LPA Amendment, the Scotiabank Fairness Opinion, the Interim Order and the draft articles of BEP Inc. are summaries of the terms of those documents and are qualified in their entirety by reference to the full text of such documents. The Arrangement Agreement is available on BEP’s and BEPC’s SEDAR+ profiles at www.sedarplus.ca and on BEP’s and BEPC’s EDGAR profiles at www.sec.gov and copies of the Arrangement Agreement, the Interim Order, the Scotiabank Fairness Opinion and the draft articles of BEP Inc. are attached hereto as Appendix D, Appendix G, Appendix H and Appendix K, respectively. You are urged to carefully read the full text of these documents.

Brookfield Renewable is indirectly sending proxy-related materials to all objecting and non-objecting beneficial owners.

This Circular includes market and industry data and other information that has been obtained from third party sources, including industry publications and other publicly available sources. Although we believe such information to be reliable, Brookfield Renewable has not independently verified any of the data or information included in this Circular that was obtained from third party or publicly available sources, nor has Brookfield Renewable evaluated the underlying data or assumptions relied upon by such sources. References in this Circular to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this Circular.

NOTICE TO SECURITYHOLDERS NOT RESIDENT IN CANADA

BEP is a partnership existing under the laws of Bermuda. BEPC and BEP Inc. are corporations existing under the laws of British Columbia. This solicitation of proxies involves securities of Canadian reporting issuers and is being effected in accordance with applicable corporate laws and securities laws in Canada. Securityholders should be aware that the requirements applicable to our group under Canadian laws may differ from the requirements under corporate laws and securities laws relating to partnerships and corporations in other jurisdictions.

This Circular has been prepared in accordance with the disclosure requirements in effect in Canada, which differ from the disclosure requirements in effect in any other jurisdiction. Securityholders who are foreign taxpayers should be aware that the Transaction may have tax consequences both in Canada and such foreign jurisdiction. Except for certain Canadian and U.S. federal income tax consequences described in “Certain Canadian Federal Income Tax

Considerations” and “Certain United States Federal Income Tax Considerations”, the consequences for such Securityholders are not described in this Circular and such Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Circular.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

THE TRANSACTION AND THE BEP INC. CLASS A SHARES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAS THE SEC, THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY PASSED ON THE FAIRNESS OR MERITS OF THE TRANSACTION OR THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY MAY BE A CRIMINAL OFFENCE.

The solicitation of proxies hereby is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, the solicitation of proxies is being made by or on behalf of BEP and BEPC in accordance with applicable corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations.

The issuance of the BEP Inc. Class A Shares pursuant to the Transaction has not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption afforded by Section 3(a)(10) of the U.S. Securities Act and in compliance with the U.S. Securities Laws of each state of the United States in which the holders reside. See “Certain Legal and Regulatory Matters—United States Securities Laws Matters”.

Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities which have been approved by a court of competent jurisdiction, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction and at which all persons to whom it is proposed the securities will be issued will have the right to appear. The Court issued the Interim Order on August 21, 2026 and, subject to the approval of the BEP Transaction Resolutions by the Unitholders and the holding of the Shareholders’ Meeting, a hearing for a Final Order approving the Transaction is expected to take place on or about October 19, 2026 at the Court at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 or as soon thereafter as is reasonably practicable. All persons to whom it is proposed to issue securities pursuant to the Transaction will have the right to appear at this hearing and will receive timely and adequate notice thereof, provided that they satisfy the applicable conditions set forth in the Interim Order. See “Certain Legal and Regulatory Matters—Court Approval”.

The enforcement by Securityholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that the parties to the Transaction are organized under the laws of jurisdictions other than the United States, that some or all of their officers and directors are residents of countries other than the United States, and that some or all of the experts named in this Circular may be residents of countries other than the United States. As a result, it may be difficult or impossible for Securityholders to effect service of process within the United States upon the parties to the Transaction, their respective officers and directors or the experts named herein, or to realize against them upon judgments of United States courts predicated upon civil liabilities under U.S. Securities Laws. In addition, Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws.

Securityholders who are U.S. taxpayers should be aware that the Transaction described in this Circular may have tax consequences both in Canada and in the United States which are not described fully herein. Securityholders are urged to consult their tax advisors regarding the U.S. federal and Canadian income tax consequences of the Transaction. See “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders” for certain information concerning the tax consequences of the Transaction for Securityholders who are U.S. taxpayers.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Circular and the documents incorporated by reference in this Circular contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and U.S. Securities Laws, including the United States Securities Litigation Reform Act of 1995.

These forward-looking statements and information relate to, among other things, the proposed terms of, and matters relating to, the Transaction, the Meetings and the expected timing thereof; the expected benefits of the Transaction for our group and our Securityholders and the anticipated effect of the completion of the Transaction on our group and its future operations; the anticipated business strategies or further actions of BEP, BEPC and BEP Inc. following completion of the Transaction and their respective abilities to accomplish same; the Final Order; the various steps to be completed in connection with the Transaction; certain anticipated Canadian and U.S. federal income tax consequences resulting from the completion of the Transaction; the possible future declaration and payment of dividends by BEP Inc. and, if applicable, BEPC; certain fees and expenses expected to be incurred by our group in connection with the Transaction; and expectations with respect to future general economic and market conditions and the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods. We may make such statements in this Circular, in other filings with Canadian regulators or the SEC and in other public communications. The words “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:

•	general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;

•	changes to resource availability as a result of climate change or otherwise, at any of our renewable power facilities;

•	supply, demand, volatility and marketing in the energy markets;

•	changes to government policies and incentives relating to the renewable power and sustainable solutions industries;

•	our group’s inability to re-negotiate or replace expiring contracts (including power purchase agreements, power guarantee agreements or similar long-term agreements between a seller and a buyer of electrical power generation or other commercial contracts that our business benefits from) on similar terms;

•	an increase in the amount of uncontracted generation in our group’s renewable power portfolio or a change in the contract profile for future renewable power projects;

•	availability and access to interconnection facilities and transmission systems;

•	our group’s ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects;

•	our group’s real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to our group;

•	increases in the cost of operating our existing facilities and of developing new projects;

•	health, safety, security and environmental risks;

•	equipment failures and procurement challenges;

•	adverse impacts of inflationary pressures;

•	changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate;

•	our group’s reliance on computerized business systems, which could expose our group to cyber-attacks;

•	dam failures and the costs and potential liabilities associated with such failures;

•	uninsurable losses and higher insurance premiums;

•	energy marketing risks and our ability to manage commodity and financial risk;

•	the termination of, or a change to, the hydrological balancing pool in Brazil;

•	involvement in litigation and other disputes, and governmental and regulatory investigations;

•	counterparties to our group’s contracts not fulfilling their obligations;

•	the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success;

•	increased regulation of our operations;

•	new regulatory initiatives related to sustainability and environmental, social and governance;

•	foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets;

•	force majeure events;

•	our group’s operations being affected by local communities;

•	newly developed technologies or new business lines in which our group invests not performing as anticipated;

•	advances in technology that impair or eliminate the competitive advantage of our projects;

•	increases in water rental costs (or similar fees) or changes to the regulation of water supply;

•	ineffective management of human capital;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	human rights impacts of our group’s business activities;

•	uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our group’s nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom;

•	increased regulation of and third party opposition to our group’s nuclear services investment’s customers and operations;

•	failure of the nuclear power industry to expand;

•	insufficient indemnification for our group’s nuclear services investment;

•	our group’s inability to finance our operations and fund growth due to the status of the capital markets;

•	our group’s inability to complete capital recycling initiatives;

•	operating and financial restrictions imposed on us by our group’s loan, debt and security agreements;

•	changes to our group’s credit ratings;

•	the incurrence of debt at multiple levels within our group’s organizational structure;

•	restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;

•	adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our group’s hedging strategy or otherwise;

•	our group’s inability to identify sufficient investment opportunities and complete transactions and strategic initiatives including changes to our corporate structure;

•	political instability or changes in government policy negatively impacting our business or assets;

•	changes to our group’s current business, including through future sustainable solutions investments;

•	the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions, initiatives or acquisitions;

•	our group’s investment opportunities may not be completed as planned and we may not realize the anticipated benefits therefrom;

•	our group’s inability to develop the projects in our development pipeline;

•	delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements our group enters into with communities and joint venture partners;

•	our group does not have control over all of our group’s operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks; a decline in the value of our group’s investments in securities, including publicly traded securities of other companies;

•	the separation of economic interest from control within our group’s organizational structure;

•	fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment;

•	our group’s dependence on Brookfield and Brookfield’s significant influence over our group;

•	Brookfield’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest;

•	the departure of some or all of Brookfield’s key professionals;

•	Brookfield acting in a way that is not in our group’s best interests or the best interests of our BEPC Shareholders or our Unitholders;

•	our group’s inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them;

•	Brookfield’s relationship with walled-off businesses;

•	changes in how Brookfield elects to hold its ownership interests in our group;

•	changes in the amount of cash we can distribute to our BEPC Shareholders or Unitholders;

•	any changes in the market price of the BEP units and BEPC exchangeable shares and, following completion of the Transaction, the BEP Inc. Class A Shares;

•	future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares and, following completion of the Transaction, the BEP Inc. Class A Shares and, if applicable, BEPC exchangeable shares;

•	the inability of our BEPC Shareholders or our Unitholders to take part in the management of our group;

•	limits on our BEPC Shareholders’ and our Unitholders’ ability to obtain a favorable judicial forum for disputes related to BEPC or BEP or to enforce judgements against us;

•	our group’s reliance on subsidiaries to provide funds to pay distributions and dividends;

•	foreign currency risk associated with our group’s payment of distributions and dividends;

•	our group is not subject to the same disclosure requirements as a U.S. domestic issuer;

•	being deemed an “investment company” under the Investment Company Act;

•	the effectiveness of our group’s internal controls over financial reporting;

•	changes in tax law and practice;

•	the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares; and

•	other factors described under “Risk Factors” in this Circular, and in the BEP Annual Report and the BEPC Annual Report, including, but not limited to, those described under Item 3.D “Risk Factors” therein.

There are also risks inherent in the nature of the Transaction, including (i) the possibility that the Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the required Unitholder and BEPC Shareholder approvals and the Court and other conditions of closing necessary to complete the Transaction, or for other reasons; (ii) risks related to tax matters; (iii) the absence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, and (iv) the delay in or increase in the cost of completing the Transaction. The anticipated timeline for completion of the Transaction may change for a number of reasons, including the inability to obtain the approval of the Court, any other required approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Transaction. If the Transaction is approved by Unitholders but not by BEPC Shareholders, the anticipated benefits of the Transaction may not be realized, or may not be realized to the same extent, as currently contemplated. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in or incorporated by reference into this Circular.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our group, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, our group undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Further information regarding these and other risk factors are included in BEP’s and BEPC’s public filings with provincial and territorial securities regulatory authorities (including the BEP Annual Report and the BEPC Annual Report) and can be found on BEP’s and BEPC’s SEDAR+ profile at www.sedarplus.ca and on BEP’s and BEPC’s EDGAR profile at www.sec.gov.

PRESENTATION OF FINANCIAL INFORMATION

Currency

The financial statements and other financial information contained in this Circular, or incorporated herein by reference, is presented in United States dollars. In this Circular, all references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures

The financial information of BEP Inc., BEP and BEPC contained in this Circular and the documents incorporated by reference in this Circular has been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board, which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods. To measure performance, we focus on net income, a measure under IFRS Accounting Standards, as well are certain non-IFRS measures. We disclose a number of non-IFRS measures in this Circular and the documents incorporated by reference herein, including Adjusted EBITDA (defined below) and Funds from Operations (“FFO”), along with other measures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies. We define “Adjusted EBITDA” as revenues and other income less direct costs (including energy marketing costs), before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred unitholders, perpetual subordinated note holders and other typical non-recurring items. We include realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

FFO

FFO is a measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable. We define FFO as Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. We include realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

FFO and Adjusted EBITDA are not calculated in accordance with, and do not have any standardized meaning prescribed by IFRS Accounting Standards, and are therefore unlikely to be comparable to similar measures presented by other issuers. In particular, our definition of FFO may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards.

We believe that Adjusted EBITDA and FFO are useful supplemental measures that may assist investors in assessing our financial performance. Neither Adjusted EBITDA nor FFO should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS Standards. These non-IFRS measures reflect how we manage our business and, in our opinion, enable investors and other readers to better understand our business.

For further details regarding our use of FFO and Adjusted EBITDA and the use of other non-IFRS measures, as well as reconciliations of each of FFO and Adjusted EBITDA to net income (loss), see “Forward Looking Statements — Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures” and the “Reconciliation of Non-IFRS Financial Measures” section in Item 5.A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures” in the BEP Annual Report and “Reconciliation of non-IFRS measures” in the BEP Q2 2026 MD&A.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETINGS

The following questions and answers address briefly certain questions you may have regarding the Transaction and the Meetings. The below information is only a summary of certain information contained elsewhere in this Circular and is qualified in its entirety by the more detailed information and financial data and statements contained in or referred to elsewhere in this Circular, including the Appendices and documents that are incorporated by reference herein, all of which are important and should be reviewed carefully. Unless otherwise indicated, the summary information below with respect to the completed Transaction assumes that the Share Exchange, which is subject to the approval of BEPC Shareholders, has occurred. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the Glossary attached as Appendix A to this Circular.

Questions	Answers

The Transaction

Why have I received this package of information?

On July 21, 2026, BEP, BEPC and BEP Inc. entered into the Arrangement Agreement pursuant to which, among other things, the parties agreed to implement the Transaction by way of a plan of arrangement. The Transaction is subject to, among other things, obtaining the approval of Unitholders and BEPC Shareholders. If the Transaction is approved by the Unitholders but not by the BEPC Shareholders, the Transaction will still be completed except that the Share Exchange will not occur and the BEPC exchangeable shares will be exchangeable into BEP Inc. Class A Shares going forward.

As a Unitholder or BEPC Shareholder of record as of the close of business on August 21, 2026, being the record date for the Meetings, you are entitled to receive notice of and vote at the applicable Meeting or any adjournment or postponement, even if you have since that date disposed of your BEP units or BEPC exchangeable shares. We are soliciting your proxy, or vote, and providing this Circular in connection with such solicitation.

Why is Brookfield Renewable pursuing the Transaction?

The Transaction is designed to result in Unitholders, BEPC Shareholders and the holders of all outstanding securities that are exchangeable for BEP units and BEPC exchangeable shares, holding shares in a single Canadian corporate entity. The Transaction is expected to drive long-term value for all Securityholders and be completed without any meaningful cost to the business. The anticipated benefits of the Transaction include:

•      improved consolidated trading liquidity through a single listed security;

•      increased demand from current indices and potential additional index inclusion;

•      stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities;

•      simplified investor analysis, screening, and benchmarking through a single listed reporting entity;

•      broader access to a larger pool of investors who prefer corporate structures;

•      enhanced governance framework and voting rights for public securityholders; and

•      for Unitholders, preferential dividend tax rates and elimination of onerous partnership tax reporting forms for many Canadian and U.S. taxable investors.

See “The Transaction—Background to the Transaction” and “The Transaction—Reasons for the Transaction”. For additional information regarding BEP and BEPC,

Questions	Answers

see “Information Concerning BEP” and “Information Concerning BEPC”, respectively.

What am I being asked to vote on at the Meeting?

At the Unitholders’ Meeting, Unitholders are being asked to consider and, if thought advisable, pass the BEP Arrangement Resolution approving the Transaction and the BEP LPA Amendment Resolution approving the BEP LPA Amendment.

At the Shareholders’ Meeting, BEPC Shareholders are being asked to consider and, if thought advisable, pass the BEPC Transaction Resolution approving the Transaction.

What will happen if the Transaction is approved?

If the BEP Transaction Resolutions and BEPC Transaction Resolution are both approved, and subject to satisfaction of other conditions, BEP and BEPC will implement the Transaction, pursuant to which, among other things:

•      Holders of BEP units and BEP exchangeable securities will receive one (1) BEP Inc. Class A Share for each BEP Unit or BEP exchangeable security held.

•      The BEP General Partner Shares will be exchanged for BEP Inc. Class B Shares.

•      The BREPH LP Units and the BREPH GP Shares will be exchanged for BEP Inc. Class I Shares.

•      BEP and BEPC will become subsidiaries of BEP Inc.

•      Subject to the TSX Approvals and NYSE Approvals, the BEP Inc. Class A Shares will be listed on the TSX and NYSE and trade under the symbol “BEP”.

•      The BEP units and BEPC exchangeable shares will be delisted from the NYSE and TSX, but the BEP Preferred Units will continue to be listed on the TSX and NYSE, as applicable.

See “The Transaction—Details of the Transaction” for additional information on the proposed terms of the Transaction.

How do the Boards recommend I vote?

The Nominating and Governance Committees have assessed the terms of the Transaction and have unanimously determined that the Transaction is in the best interests of each of BEP and BEPC and recommended that the Boards approve the Transaction and recommend that Securityholders vote in favor of the BEP Transaction Resolutions and BEPC Transaction Resolution, as applicable.

Each of the Boards considered, among other factors, the recommendations of the Nominating and Governance Committees, the terms of the Transaction and the Scotiabank Fairness Opinion.

Following this process, each of the Boards, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, unanimously determined that the Transaction is in the best interests of BEP and BEPC, respectively, and each unanimously resolved to approve the Transaction and recommend that Securityholders vote in favor of the BEP Transaction Resolutions and BEPC Transaction Resolution, as applicable.

Why should I vote FOR the BEP Transaction Resolutions or BEPC Transaction Resolution?	The Nominating and Governance Committees and the Boards carefully evaluated the Transaction and believe that the Transaction is in the best interests of BEP and BEPC, as applicable. In the course of their evaluation, the Boards considered, among other things, the following factors:

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•      The Transaction is expected to drive long-term value for all Securityholders through a simplified corporate structure, including through improved consolidated trading liquidity, increased demand from current indices and potential additional index inclusion, stronger alignment with long-term capital allocation trends, broader access to a larger pool of investors, and an enhanced governance framework and voting rights.

•      Scotiabank has provided the Scotiabank Fairness Opinion to the Nominating and Governance Committees, concluding that, as at July 21, 2026 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as such term is defined in the Scotiabank Fairness Opinion) of BEP units and BEPC exchangeable shares pursuant to the Transaction is fair, from a financial point of view, to such Public Holders.

•      The Transaction is expected to be tax-deferred for the vast majority of U.S. and Canadian Securityholders.

•      The Transaction can be completed without incurring any meaningful costs to the business.

•      Following the Transaction, the consolidated financial position of BEP Inc. is expected to be consistent with that of BEP and no impact to financial performance metrics is expected.

See “The Transaction —Background to the Transaction” and “The Transaction —Reasons for the Transaction”.

Am I entitled to Dissent Rights?

Registered Unitholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their BEP units determined as of the close of business on the day before the BEP Arrangement Resolution is adopted.

Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their BEPC exchangeable shares determined as of the close of business on the day before the BEPC Transaction Resolution is adopted.

These amounts may be the same as, more than or less than the consideration payable under the Transaction or the trading price of the BEP units or BEPC exchangeable shares, as applicable, on the TSX or the NYSE on such date.

Any Registered Unitholders who have duly exercised their Dissent Rights and, following the dissent process specified in the BEP LPA Amendment, are ultimately entitled to be paid fair value for their BEP units, will instead be entitled to the fair value of such BEP units and will not receive BEP Inc. Class A Shares.

Any Registered Shareholders who have duly exercised their Dissent Rights and, following the dissent process under the BCBCA, are ultimately entitled to be paid fair value for their BEPC exchangeable shares, will instead be entitled to the fair value of such BEPC exchangeable shares and will not receive BEP Inc. Class A Shares.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. For greater clarity, Non-Registered Unitholders and Non-Registered Shareholders are not entitled to exercise Dissent Rights. See “Dissent Rights”.

The Arrangement Agreement provides that the Transaction is not required to be completed if Unitholders and, if applicable, BEPC Shareholders holding more than

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5% of the outstanding BEP units and BEPC exchangeable shares in the aggregate validly exercise their Dissent Rights.

Who should submit a Unitholder Notice to BEP Inc.?

Eligible Canadian Holders of BEP units may, at their option, notify BEP Inc. of their intention to exchange their BEP units for BEP Inc. Class A Shares on a full or partial tax-deferred rollover basis by filing a joint tax election with the CRA that complies with the conditions set out in the Tax Act within the prescribed time set out in the Tax Act. Further actions must be taken by Eligible Canadian Holders to make a Tax Election. For more information and instructions on the Tax Election procedure, such holders should consult our tax election website at https://bep.taxelection.ca.

For additional information on the Unitholder Notice and Tax Election, see “The Transaction—Unitholder Notice” and “Certain Canadian Federal Income Tax Considerations—Procedure for Making a Tax Election”.

When is the Transaction expected to be completed?	If all conditions are met, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.
What will happen if the Transaction or the Share Exchange is not approved or completed?

Completion of the Transaction is conditional upon the approval by Unitholders of the BEP Transaction Resolutions at the Unitholders’ Meeting but is not conditional upon the approval by BEPC Shareholders of the BEPC Transaction Resolution at the Shareholders’ Meeting.

If the Transaction is approved by the Unitholders but not by the BEPC Shareholders, the Transaction will still be completed except that the Share Exchange will not occur. This means that BEP and BEPC will still become subsidiaries of BEP Inc., except that all holders of BEPC exchangeable shares will retain their existing securities and the BEPC exchangeable shares will remain listed on the TSX and NYSE and continue to trade under the symbol “BEPC”.

If the Share Exchange does not occur, then following the completion of the Transaction, each BEPC exchangeable share will receive identical dividends to the dividends paid on each BEP Inc. Class A Share and will be exchangeable at the option of the holder for one BEP Inc. Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). Further, BEP Inc. will retain the right BEP has today to require BEPC Shareholders to exchange their BEPC exchangeable shares if it determines that such exchange is in the best interests of Brookfield Renewable. Any such exchange may be taxable to holders. See “Information Concerning BEPC—Information Concerning BEPC Post-Transaction”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

If the Transaction is not approved by Unitholders or is not completed for any other reason, the Arrangement Agreement will be terminated. In this scenario, we expect that BEP and BEPC will continue to operate in the ordinary course. For more information, see “Risk Factors —Risks Relating to the Transaction”.

If the Transaction is completed, when can I expect to receive my BEP Inc. Class A Shares?

The Transaction will result in the replacement of the existing holdings of BEP units and BEP exchangeable securities with holdings of BEP Inc. Class A Shares. Non-Registered Unitholders and Non-Registered Shareholders should contact their Intermediary to determine how soon following the completion of the Transaction they can expect to see their BEP Inc. Class A Shares reflected in their brokerage or other accounts.

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Certificates and DRS statements representing the BEP Inc. Class A Shares will be made available to Registered Unitholders and Registered Shareholders on request as soon as practicable after the Transaction becomes effective. See “The Transaction—Exchange Procedures”.

BEP Inc. and the BEP Inc. Class A Shares following the Transaction

What will be the capital structure of BEP Inc. after completion of the Transaction?

BEP Inc. will be authorized to issue four classes of shares: (i) an unlimited number of Class A Subordinate Voting Shares; (ii) an unlimited number of Class B Multiple Voting Shares; (iii) an unlimited number of Class I Non-Voting Incentive Shares; and (iv) an unlimited number of Class A Preferred Shares, issuable in series. No series of BEP Inc. Class A Preferred Shares will be issued initially.

The BEP Inc. Class A Shares will be structured to be economically equivalent to the BEP units and BEPC shares.

The BEP Inc. Class B Shares represent Brookfield’s voting interest in our group and will be received in exchange for the BEP General Partner Shares.

The BEP Inc. Class A Shares will have one vote per share and the BEP Inc. Class B Shares as a class will be entitled to cast, in the aggregate, a number of votes equal to the number of outstanding BEP Inc. Class A Shares minus 100. The aggregate number of votes attached to the BEP Inc. Class B Shares will be allocated to the outstanding BEP Inc. Class B Shares on a pro rata basis. As a result, the holders of the BEP Inc. Class A Shares will control more than 50% of the aggregate voting rights of BEP Inc.

The BEP Inc. Class I Shares represent Brookfield Asset Management’s current entitlement to receive incentive distributions from Brookfield Renewable.

See “The Transaction—Background to the Transaction” and “Information Concerning BEP Inc.—Share Capital”.

Do you intend to pay dividends on the BEP Inc. Class A Shares?

Yes. Following completion of the Transaction, BEP Inc. is expected to pay a dividend that is sustainable on a long-term basis and is consistent with the current BEP distribution policy.

Following the completion of the Transaction, the BEP Inc. Board may declare dividends at its discretion. BEP Inc. will adopt a dividend policy substantially similar to BEP’s distribution policy. Dividends on the BEP Inc. Class A Shares and BEP Inc. Class B Shares will be subject to the prior rights of the holders of the BEP Inc. Class A Preferred Shares (if any), and any shares ranking senior to the BEP Inc. Class A Shares and BEP Inc. Class B Shares.

See also “Information Concerning BEP Inc.—Dividend Policy”.

What will happen to my participation in BEP’s Distribution Reinvestment Plan?	BEP Inc. is expected to adopt a dividend reinvestment plan (DRIP) that is substantially similar to the distribution reinvestment plan currently available to Unitholders. Registered Unitholders who currently participate in BEP’s DRIP will be required to re-enroll in the BEP Inc. DRIP following completion of the Transaction.

Will there be any significant shareholders of BEP Inc. after the Transaction?

Yes. Brookfield, which currently holds a controlling interest in our group, will be a significant shareholder of BEP Inc. Other than Brookfield, there will be no other significant shareholders of BEP Inc. upon completion of the Transaction. Upon completion of the Transaction, Brookfield will continue to own economically

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equivalent securities to the securities through which they hold their investments in our group today.

The Brookfield Holders will hold 100% of the BEP Inc. Class B Shares, 100% of the BEP Inc. Class I Shares and approximately 47.1% of the BEP Inc. Class A Shares (approximately 58.7% if the Share Exchange does not occur).

On completion of the Transaction, the Brookfield Holders will hold an approximate 73.6% aggregate voting interest in BEP Inc. (approximately 79.3% if the Share Exchange does not occur).

See “The Transaction—Reasons for the Transaction” and “Information Concerning BEP Inc.—Principal Securityholders”.

What will BEP Inc.’s relationship be with Brookfield following completion of the Transaction?

After the completion of the Transaction, BEP Inc.’s relationship with Brookfield will be the same as our existing relationship with Brookfield. BEP Inc. will become a party to the Master Services Agreement and other agreements between Brookfield and our group.

See “Information Concerning BEP Inc.—Relationship with Brookfield” and “The Transaction—Material Agreements”.

Who will be on the board of directors of BEP Inc.?

After completion of the Transaction, the BEP Inc. Board is expected to consist of Connor Teskey (Chair), Nancy Dorn, Lou Maroun, Stephen Westwell, Patricia Zuccotti, and Eleazar de Carvalho Filho. Other than Mr. Teskey, the Chief Executive Officer of Brookfield Renewable, each of the expected initial directors of BEP Inc. are currently independent directors of BEPC and will be considered independent of BEP Inc.

See “Information Concerning BEP Inc.—Directors and Executive Officers”.

Where will I be able to trade the BEP Inc. Class A Shares?

It is expected that BEP Inc. will commence trading shortly after the completion of the Transaction under the symbol “BEP”.

There is currently no public trading market for the BEP Inc. Class A Shares. However, we have applied to have the BEP Inc. Class A Shares listed on the NYSE and the TSX. The TSX has conditionally approved the listing of the BEP Inc. Class A Shares. Listing on the NYSE is subject to BEP Inc. fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to BEP Inc. fulfilling all of the requirements of the TSX on or before the first trading day of the BEP Inc. Class A Shares.

Are there risks associated with owning the BEP Inc. Class A Shares?	Yes, like owning BEP units and BEPC exchangeable shares, the ownership of the BEP Inc. Class A Shares is subject to both general and specific risks and uncertainties. For a discussion of factors, you should consider in deciding whether to vote in favor of the BEP Transaction Resolutions or BEPC Transaction Resolution and hold BEP Inc. Class A Shares, please see “Risk Factors”.

What will happen to the listing of the BEP units, BEP Preferred Units and BEPC exchangeable shares?	Following the completion of the Transaction, both the BEP units and BEPC exchangeable shares will be delisted from the TSX and NYSE, and it is expected that BEPC will cease to be a reporting issuer in Canada and that the BEP units and BEPC exchangeable shares will be deregistered under the U.S. Exchange Act.

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The BEP Preferred Units will continue to be listed on the TSX and NYSE, as applicable, and remain as outstanding obligations of BEP and entitled to the same dividends and other preferences and privileges that they currently have. Holders of BEP Preferred Units do not need to take any action and there will be no changes to the terms of the BEP Preferred Units. Following the completion of the Transaction, the BEP Preferred Units will continue to be listed on the TSX and NYSE, as applicable, as follows:

Series of BEP Preferred Unit	NYSE Symbol	TSX Symbol
Series 13	—	BEPF.PR.M
Series 17	BEPF PRA	—
Series 18	—	BEPF.PR.R
Series 19	—	BEPF.PR.S

See “Certain Legal and Regulatory Matters—Stock Exchange Listing” and “Information Concerning BEP”.

The Meetings and Voting

When and where are the Meetings?

The Unitholders’ Meeting will be held on October 14, 2026 at 11:00 a.m. (Toronto time).

The Shareholders’ Meeting will be held on October 14, 2026 at 12:00 p.m. (Toronto time).

The Meetings will be held in a virtual meeting only format. Unitholders and BEPC Shareholders will be able to listen to, participate in and vote at their respective Meeting in real time through a web-based platform.

Unitholders can attend and vote at the Unitholders’ Meeting by visiting https://meetings.lumiconnect.com/400-245-868-582 and entering their control number or username and password “BEP2026” (case sensitive).

BEPC Shareholders can attend and vote at the Shareholders’ Meeting by visiting https://meetings.lumiconnect.com/400-094-363-363 and entering their control number or username and password “BEPC2026” (case sensitive).

For more information, see “The Meetings”.

What approvals are required of Unitholders and BEPC Shareholders at the Meetings?

At the Unitholders’ Meeting, Unitholders will be asked to pass the BEP Transaction Resolutions, which include the BEP Arrangement Resolution approving the Transaction and the BEP LPA Amendment Resolution approving the BEP LPA Amendment. At the Shareholders’ Meeting, BEPC Shareholders will be asked to pass the BEPC Transaction Resolution approving the Transaction.

To become effective, the Transaction will require approval by the affirmative vote of Unitholders present or represented by proxy at the Unitholders’ Meeting, holding BEP units that in the aggregate represent at least two-thirds (66⅔%) of all the outstanding BEP units as of the close of business on the Record Date, with respect to each of the BEP Arrangement Resolution and the BEP LPA Amendment Resolution. The requisite approvals for the BEPC Transaction Resolution are: (i) not less than two-thirds (66⅔%) of the votes cast at the Shareholders’ Meeting by holders of BEPC exchangeable shares and holders of BEPC class B shares, voting together; and (ii)

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not less than two-thirds (66&frac23;%) of the votes cast at the Shareholders’ Meeting by holders of BEPC exchangeable shares, voting separately as a class.

In addition, BEP has applied for and obtained exemptive relief in order to not require further approval by holders of BEP Inc. Class A Shares for any future prospectus distributions of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares. The exemptive relief is conditional on, among other things, the BEP Transaction Resolutions and BEPC Transaction Resolution having been approved by (i) on a combined basis, a majority of the votes cast by Securityholders (other than affiliates and control persons of BEP and BEPC) with, for the purposes of the calculation of this combined approval, the lower number of votes cast in favor of the BEP Arrangement Resolution or the BEP LPA Amendment Resolution being combined with the number of votes cast in favor of the BEPC Transaction Resolution; or (ii) in the event that the BEPC Transaction Resolution is not approved by BEPC Shareholders, a majority of the votes cast by Unitholders (other than affiliates and control persons of BEP) with, for the purposes of the calculation of this approval, using the lower number of votes cast in favor of the BEP Arrangement Resolution or the BEP LPA Amendment Resolution. Accordingly, (i) in respect of BEP, voting in favor of the BEP Transaction Resolutions (either the BEP Arrangement Resolution or the BEP LPA Amendment Resolution) will constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, and (ii) in respect of BEPC, voting in favor of the BEPC Transaction Resolution will, in the event that the BEPC Transaction Resolution is approved by BEPC Shareholders, constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, in each case, without requiring further approval by BEP Inc. shareholders.

For more information, see “Certain Legal and Regulatory Matters—Unitholder Approval”, “Certain Legal and Regulatory Matters—Shareholder Approval” and “Certain Legal and Regulatory Matters—Canadian Securities Law Matters—Restricted Securities”.

What other approvals are required for the Transaction to become effective?	The Transaction is also subject to the satisfaction of certain other conditions, including the receipt of the Final Order, the TSX Approvals, the NYSE Approvals, regulatory approvals and other applicable approvals. The Transaction is also subject to the satisfaction or waiver of other customary conditions. For more information, see “Certain Legal and Regulatory Matters”.

When is the Record Date?	The Record Date for purposes of voting at the Meetings is August 21, 2026.

Who is eligible to vote?	If you held BEP units or BEPC exchangeable shares on the close of business on the Record Date, you will be entitled to receive notice of and vote at the applicable Meeting or any adjournment or postponement, even if you have since that date disposed of your BEP units or BEPC exchangeable shares.

How do I vote?

Unitholders and BEPC Shareholders can vote in one of two ways, as follows:

•      by submitting their proxy (by internet, by mail, by e-mail, by fax or by telephone) or voting instruction form by following the instructions on their voting instruction form prior to the applicable Meeting; or

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• during the applicable Meeting by online ballot through the live webcast platform.

What if I plan to attend the Meeting and vote by online ballot?	If you are a Registered Unitholder, Registered Shareholder or a duly appointed proxyholder, you can attend and vote during the applicable Meeting by completing an online ballot through the live webcast platform. Guests (including Non-Registered Unitholders and Non-Registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meetings. Guests will be able to listen to the Meetings but will not be able to ask questions or vote during the Meetings. See “The Meetings” and “General Proxy Matters”.

When is the proxy cut-off?	Registered Unitholders and Registered Shareholders must submit their proxy prior to 5:00 p.m. Toronto time on October 9, 2026. Non-Registered Unitholders and Non-Registered Shareholders must submit their voting instruction form to their Intermediary by following the instructions on their voting instruction form. See “The Meetings” and “General Proxy Matters”.

Can I appoint someone else to vote my proxy?

Unitholders or BEPC Shareholders who wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including a Non-Registered Unitholder or Non-Registered Shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with Computershare, after submitting the form of proxy or voting instruction form by visiting www.computershare.com/BEP or www.computershare.com/BEPC, as applicable, by no later than 5:00 p.m. Toronto time on October 9, 2026.

If you are a Non-Registered Unitholder or Non-Registered Shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. See “General Proxy Matters”.

Can I change or revoke my proxy after I have submitted it?

Yes. If you are a Registered Unitholder or Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of BEP or BEPC, as applicable, at the address below no later than 5:00 p.m. Toronto time on October 9, 2026, or, in the event the Meeting is adjourned or postponed, not less than two Business Days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and vote by online ballot at the Meeting. Voting on any online ballot will revoke your previous proxy.

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Address for Unitholders:

Attention: Corporate Secretary

Brookfield Renewable Partners L.P. c/o Computershare Investor Services Inc.,

Proxy Department

320 Bay Street, 14th Floor

Toronto, Ontario M5H 4A6

Address for BEPC Shareholders:

Attention: Corporate Secretary

Brookfield Renewable Corporation c/o Computershare Investor Services Inc.

Proxy Department

320 Bay Street, 14th Floor

Toronto, Ontario M5H 4A6

If you are a Non-Registered Unitholder or Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by contacting your Intermediary. If your Intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your Intermediary, so long as you submit your new instructions before the Intermediary’s deadline. A Non-Registered Unitholder or Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form. See “The Meetings” and “General Proxy Matters”.

Tax Matters
Is the Transaction taxable for Canadian federal income tax purposes?

For Canadian federal income tax purposes, Eligible Canadian Holders will, absent a Tax Election, be considered to have disposed of BEP units for proceeds of disposition equal to the fair market value of such securities exchanged. Eligible Canadian Holders may jointly elect with BEP Inc. pursuant to section 85 of the Tax Act to effect such exchange on a fully or partially tax-deferred basis; see “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Transfer of BEPC Exchangeable Shares to BEP Inc.” Resident Holders that dispose of BEPC exchangeable shares for solely BEP Inc. Class A Shares will generally be entitled to the automatic rollover provisions in section 85.1 of the Tax Act; see “Certain Canadian Federal Income Tax Considerations”. Holders of BEP units or BEPC exchangeable shares are urged to consult their tax advisors regarding the tax consequences of the Transaction in light of their particular circumstances.

Is the Transaction taxable for United States federal income tax purposes?	For U.S. federal income tax purposes, the Unit Exchange and Share Exchange generally are expected to qualify as tax-free exchanges described in Section 351 of the Code, although this is not free from doubt and is subject to certain exceptions and limitations, as discussed in greater detail in “Certain United States Federal Income Tax Considerations” below. Holders of BEP units or BEPC exchangeable shares are urged to consult their tax advisors regarding the tax consequences of the Transaction in light of their particular circumstances.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular and is qualified in its entirety by reference to the more detailed information and financial data and statements contained in or referred to elsewhere in this Circular, including the Appendices and documents that are incorporated by reference herein. The capitalized terms used in this Circular are defined in the “Glossary” attached as Appendix A of this Circular.

The Meetings

Brookfield Renewable have called the Meetings to consider, and if thought advisable, pass the BEP Transaction Resolutions, as set forth in Appendix B, and the BEPC Transaction Resolution, as set forth in Appendix C. The Meetings will be held as follows:

•	the Unitholders’ Meeting will be held on October 14, 2026 at 11:00 a.m. Toronto time, via live audio webcast available online at https://meetings.lumiconnect.com/400-245-868-582 (Meeting ID: 400-245-868-582; Password: “BEP2026” (case sensitive)); and

•	the Shareholders’ Meeting will be held on October 14, 2026 at 12:00 p.m. Toronto time, via live audio webcast available online at https://meetings.lumiconnect.com/400-094-363-363 (Meeting ID: 400-094-363-363; Password: “BEPC2026” (case sensitive)).

Each registered holder of BEP units as at the close of business on August 21, 2026 is entitled to receive notice of and to vote at the Unitholders’ Meeting. Each registered holder of BEPC exchangeable shares or BEPC class B shares as at the close of business on August 21, 2026 is entitled to receive notice of and to vote at the Shareholders’ Meeting. Except as otherwise provided in this Circular, only holders of BEP units on such date are entitled to vote on all matters that come before the Unitholders’ Meeting, and only holders of BEPC exchangeable shares or BEPC class B shares on such date are entitled to vote on all matters to come before the Shareholders’ Meeting, in each case, including any adjournment thereof, either in person or by proxy. Except as otherwise provided in the constating documents of BEP and BEPC or as required by law, holders of BEP Preferred Units and BEP exchangeable securities are not entitled to notice of, to attend or to vote at the Meetings.

See “General Proxy Matters”.

The Transaction

On May 1, 2026, Brookfield Renewable publicly announced it was exploring whether a single combined corporate security would be the best path forward for Brookfield Renewable. In connection therewith, management recommended that the Nominating and Governance Committees begin an evaluation of the merits of the proposed reorganization, including whether it was in the best interests of Brookfield Renewable and, if deemed advisable, make recommendations to the Boards with respect thereto.

On July 21, 2026, BEP, BEPC and BEP Inc. executed and delivered the Arrangement Agreement.

Subject to the receipt of all required approvals, including approval of the BEPC Transaction Resolution at the Shareholders’ Meeting, the Transaction will be completed pursuant to the Plan of Arrangement such that (i) each outstanding BEP unit and BEP exchangeable security will be directly or indirectly transferred to BEP Inc. in exchange, in each case, for one BEP Inc. Class A Share, (ii) the outstanding shares of the BEP General Partner held by Brookfield will be transferred to BEP Inc. in exchange for BEP Inc. Class B Shares, and (iii) the outstanding BREPH LP Units and BREPH GP Shares indirectly held by Brookfield Asset Management will be transferred to BEP Inc. in exchange for BEP Inc. Class I Shares.

Completion of the Transaction is conditional upon the approval by Unitholders of the BEP Transaction Resolutions at the Unitholders’ Meeting but is not conditional upon the approval by BEPC Shareholders of the BEPC Transaction Resolution at the Shareholders’ Meeting. If the BEPC Transaction Resolution is not approved at the Shareholders’ Meeting, BEPC will cease to be a party to the Arrangement Agreement, the Plan of Arrangement steps to effect the

Share Exchange will not be implemented, and the BEPC exchangeable shares will be exchangeable into BEP Inc. Class A Shares upon completion of the Transaction.

Subject to the TSX Approvals and the NYSE Approvals, the BEP Inc. Class A Shares will be listed on the TSX and NYSE and trade under the symbol “BEP”. The BEP units and BEPC exchangeable shares will be delisted. The BEP Preferred Units will continue to be listed on the TSX and NYSE, as applicable.

See “The Transaction—Background to the Transaction”, “The Transaction—Details of the Transaction”, “The Transaction—Arrangement Agreement”, and “The Transaction—Plan of Arrangement”.

Reasons for the Transaction

The Nominating and Governance Committees and the Boards carefully evaluated the Transaction and believe that the Transaction is in the best interests of our group. The Boards, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, have unanimously recommended that Unitholders vote in favor of the BEP Transaction Resolutions and that BEPC Shareholders vote in favor of the BEPC Transaction Resolution. In the course of their evaluations, the Nominating and Governance Committees and the Board considered, among other things, the following factors:

1.	Corporate Structure. BEP Inc. will carry on Brookfield Renewable’s operations in hydroelectric, onshore wind, utility-scale solar and distributed generation power generation in North and South America, Europe and Asia-Pacific under a simplified corporate structure. The simplification is intended to drive long-term value for all Securityholders. Securityholders will continue to own economically equivalent securities to the securities through which they hold their investments in our group today.

2.	Scotiabank Fairness Opinion. The Financial Advisor has provided the Scotiabank Fairness Opinion to the Nominating and Governance Committees, concluding that, as at July 21, 2026, and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as such term is defined in the Scotiabank Fairness Opinion) of BEP units and BEPC exchangeable shares pursuant to the Transaction is fair, from a financial point of view, to such Public Holders.

3.	Tax-Deferral. The exchange of BEP units and BEP exchangeable securities for the Class A Consideration through the Transaction is expected to be tax-deferred for the vast majority of U.S. and Canadian Securityholders.

4.	Tax Reporting and Dividends. For Unitholders, the Transaction will eliminate onerous partnership tax reporting forms. Dividends paid on the BEP Inc. shares are expected to qualify for corporate dividend treatment that will provide preferential dividend tax rates for many Canadian and U.S. taxable investors.

5.	Financial Reporting. The Transaction will simplify our financial reporting as all investors will receive the financial statements of BEP Inc., which shall reflect the results of operations and financial position of our business on a consolidated basis.

6.	Securityholder and Court Approval. The procedures by which the Transaction will be approved offer substantial protection to Securityholders.

7.	Minimal Cost. The Transaction can be completed without incurring meaningful costs for our group and is not expected to have any impact on Brookfield Renewable’s financial performance metrics.

8.	Brookfield Holders. The Brookfield Holders will retain an interest in BEP Inc. following completion of the Transaction based on their present interests in our group.

The foregoing summary of factors considered by the Nominating and Governance Committees and the Boards is not intended to be exhaustive. In reaching the determination to unanimously approve and recommend the Transaction to Securityholders and given the variety and complexity of factors considered, the Nominating and Governance Committees and the Boards (other than Jeffrey Blidner who recused himself from voting) did not assign any relative or specific weight to the factors that were considered. Additionally, individual directors may have given different weights to these factors. Their respective recommendations were made after consideration of all of the above and other factors, the risk factors set out in this Circular, and in light of the directors’ collective knowledge of the business, financial condition and prospects of our group.

See “The Transaction—Reasons for the Transaction”.

Recommendations of the Nominating and Governance Committees

Each of the Nominating and Governance Committees has assessed the terms of the Transaction. The Nominating and Governance Committees received legal and financial advice and the Scotiabank Fairness Opinion. After having considered and taken into account legal and financial advice, the Scotiabank Fairness Opinion and such other matters considered relevant, the Nominating and Governance Committees each unanimously determined that the Transaction is in the best interests of each of BEP and BEPC, as applicable, and have recommended that the respective Boards approve the Transaction and recommend that Securityholders vote in favor of the Transaction.

See “The Transaction—Recommendations of the Nominating and Governance Committees”.

Recommendations of the Boards

The BEP Board, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, on the recommendation of the BEP Nominating and Governance Committee, unanimously determined that the Transaction is in the best interests of BEP and recommends that Unitholders vote FOR the BEP Transaction Resolutions.

The BEPC Board, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, on the recommendation of the BEPC Nominating and Governance Committee, unanimously determined that the Transaction is in the best interests of BEPC and recommends that BEPC Shareholders vote FOR the BEPC Transaction Resolution.

See “The Transaction—Recommendations of the Boards”.

Fairness Opinion

Subject to the assumptions, qualifications and limitations set out in the Scotiabank Fairness Opinion, Scotiabank is of the opinion that, as at July 21, 2026, the consideration to be received by the Public Holders (as defined in the Scotiabank Fairness Opinion) of BEP units and BEPC exchangeable shares pursuant to the Transaction is fair, from a financial point of view, to such Public Holders.

See “The Transaction—Scotiabank Fairness Opinion”.

LPA Amendments

In order to effect the Transaction, the BEP General Partner is proposing to amend the BEP Limited Partnership Agreement to, among other things, approve, authorize and provide for: (i) the exchange of BEP units for BEP Inc. Class A Shares; and (ii) the grant of Dissent Rights to Registered Unitholders, all in accordance with the terms of the Plan of Arrangement. Subject to approval by the requisite Unitholders, the BEP LPA Amendment will be effective at the time it is stated to become effective pursuant to the Plan of Arrangement.

See “The Transaction—LPA Amendments”.

Unitholder Notice

Holders of BEP units who are Eligible Canadian Holders may, at their option, submit a Unitholder Notice to notify BEP Inc. of their intention to jointly elect with BEP Inc. pursuant to section 85 of the Tax Act to effect the exchange of BEP units for BEP Inc. Class A Shares pursuant to the Transaction on a fully or partially tax-deferred basis.

Notwithstanding that BEP Inc. has received a Unitholder Notice from an Eligible Canadian Holder of BEP units, further actions must be taken by such holder to make a Tax Election. For more information and instructions on the Tax Election procedure, such holders should consult our tax election website at https://bep.taxelection.ca.

See “The Transaction—Unitholder Notice” and “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Procedure for Making a Tax Election”.

Exchange Procedures

Upon the Transaction becoming effective, the existing certificates and DRS statements representing the BEP units and BEPC exchangeable shares (other than BEP units and BEP exchangeable securities held by (i) BEP Holders that are party to a Note Agreement and (ii) Dissenting Unitholders or Dissenting Shareholders) will represent BEP Inc. Class A Shares without further action required on the part of holders thereof.

See “The Transaction—Exchange Procedures”.

Stock Exchange Listing

It is expected that the BEP Inc. Class A Shares will commence trading shortly after the completion of the Transaction under the symbol “BEP”.

There is currently no public trading market for the BEP Inc. Class A Shares. However, we have applied to have the BEP Inc. Class A Shares listed on the NYSE and the TSX under the symbol “BEP”. The TSX has conditionally approved the listing of the BEP Inc. Class A Shares. Listing on the NYSE is subject to BEP Inc. fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to BEP Inc. fulfilling all of the requirements of the TSX on or before the first trading day of the BEP Inc. Class A Shares.

Completion of the Transaction

The Arrangement Agreement provides for the Transaction to become effective after the Final Order has been granted at any time as we deem appropriate, in our sole discretion, after the conditions precedent contained in the Arrangement Agreement have been satisfied or, where legally permissible, waived, as applicable. Subject to satisfaction or waiver of conditions precedent to the Arrangement Agreement in accordance with the Arrangement Agreement, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.

See “Certain Legal and Regulatory Matters—Completion of the Transaction”.

Unitholder Approval

To become effective, each of the BEP Transaction Resolutions must be approved by the affirmative vote of Unitholders present or represented by proxy at the Unitholders’ Meeting, holding BEP units that in the aggregate represent at least two-thirds (66⅔%) of outstanding BEP units as of the close of business on the Record Date.

See “Certain Legal and Regulatory Matters—Unitholder Approval”.

BEPC Shareholder Approval

To become effective, the BEPC Transaction Resolution must be approved by: (i) not less than 66⅔ % of the votes cast at the Shareholders’ Meeting by holders of BEPC exchangeable shares and holders of BEPC class B shares, voting together; and (ii) not less than 66⅔ % of the votes cast at the Shareholders’ Meeting by holders of BEPC exchangeable shares, voting separately as a class.

See “Certain Legal and Regulatory Matters—BEPC Shareholder Approval”.

Court Approval

It is a condition of the Arrangement Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Circular, we obtained the Interim Order, which provides for, among other things, the calling and holding of the Meetings.

It is expected that shortly after the Meetings, subject to the approval of the BEP Transaction Resolutions by the Unitholders, an application will be made for the Court’s final approval of the Transaction. At the hearing for the Final Order, the Court will determine whether to approve the Transaction. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

The Interim Order sets out how Securityholders and other interested parties may participate in the hearing for the Final Order, which has been set for October 19, 2026. Any Securityholders or any other interested party who wishes to appear or be represented and to present evidence or arguments at the hearing of the application for the Final Order must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on October 14, 2026, in the form prescribed by the Supreme Court Civil Rules, with the Court, and deliver a copy of the filed response together with a copy of all materials on which such shareholder or other interested party intends to rely at the hearing of the petition, including an outline of such person’s proposed submission, to Brookfield Renewable c/o Torys LLP, Suite 3000, 79 Wellington Street West, Toronto, Ontario, M5K 1N2 Attention: Andrew Gray and Colette Koopman (agray@torys.com and ckoopman@torys.com).

See “Certain Legal and Regulatory Matters—Court Approval” and a copy of the Interim Order attached as Appendix G.

Future Offerings of BEP Inc. Class A Shares

Following the completion of the Transaction, the BEP Inc. Class A Shares will be “restricted securities” within the meaning of NI 41-101. NI 41-101 provides that an issuer must not file a prospectus under which “restricted securities” (as defined in NI 41-101) or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, restricted securities, are distributed without obtaining certain securityholder approvals.

BEP has applied for and obtained exemptive relief in order to not require further approval by holders of BEP Inc. Class A Shares for any future prospectus distributions of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares, pursuant to NI 41-101, to the extent applicable in the future. The exemptive relief order will allow BEP Inc. to file a prospectus in respect of the BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for BEP Inc. Class A Shares without requiring further approval by BEP Inc. shareholders. The exemptive relief is conditional on, among other things, the BEP Transaction Resolutions and BEPC Transaction Resolution having been approved by (i) on a combined basis, a majority of the votes cast by Securityholders (other than affiliates and control persons of BEP and BEPC) with, for the purposes of the calculation of this combined approval, the lower number of votes cast in favor of the BEP Arrangement Resolution or the BEP LPA Amendment Resolution being combined with the number of votes cast in favor of the BEPC Transaction Resolution; or (ii) in the event that the BEPC Transaction Resolution is not approved by BEPC Shareholders, a majority of the votes cast by Unitholders (other than affiliates and control persons of BEP) with, for the purposes of the calculation of this approval, using the lower number of votes cast in favor of the BEP Arrangement Resolution or the BEP LPA Amendment Resolution.

Accordingly, (i) in respect of BEP, voting in favor of the BEP Transaction Resolutions (either the BEP Arrangement Resolution or the BEP LPA Amendment Resolution) will constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, and (ii) in respect of BEPC, voting in favor of the BEPC Transaction Resolution will, in the event that the BEPC Transaction Resolution is approved by BEPC Shareholders, constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, in each case, without requiring further approval by BEP Inc. shareholders in accordance with NI 41-101.

See “Certain Legal and Regulatory Matters—Canadian Securities Law Matters—Restricted Securities”.

 Dissent Rights

Registered Unitholders have Dissent Rights in respect of the BEP Arrangement Resolution and Registered Shareholders have Dissent Rights as to the BEPC Transaction Resolution.

Pursuant to the BEP LPA Amendment, each Registered Unitholder may exercise Dissent Rights. Each Dissenting Unitholder is entitled to be paid the fair value (as set out in Section 7.6 of the BEP LPA Amendment) of the holder’s BEP units, provided that the holder duly dissents to the BEP Arrangement Resolution, and the Transaction becomes effective. Non-Registered Unitholders are not entitled to exercise Dissent Rights.

Pursuant to the Interim Order, each Registered Shareholder may exercise Dissent Rights under Section 237 to 247 of the BCBCA as modified by the Plan of Arrangement and the Interim Order. Each Dissenting Shareholder is entitled to be paid the fair value (as set out in Article 4 of the Plan of Arrangement) of the holder’s BEPC exchangeable shares, provided that the holder duly dissents to the BEPC Transaction Resolution, and the Transaction becomes effective. A Non-Registered Shareholder who wishes to dissent with respect to its BEPC exchangeable shares should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder such as an Intermediary who holds BEPC exchangeable shares as nominee for Non-Registered Shareholders, some of whom wish to dissent, will be entitled to exercise Dissent Rights on behalf of such Non-Registered Shareholders with respect to the BEPC exchangeable shares held for such Non-Registered Shareholders.

See “Dissent Rights”. For a description of certain Canadian and U.S. federal income tax considerations related to the exercise of Dissent Rights, please see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.”

Certain Canadian Federal Income Tax Considerations

For Canadian federal income tax purposes, Eligible Canadian Holders who pursuant to the Transaction (i) exchange their BEP units or BEPC exchangeable shares for Class A Consideration that includes BEP Inc. Class A Shares and BEP Inc. Notes or (ii) transfer their BEP units for solely BEP Inc. Class A Shares will, absent a Tax Election, be considered to have disposed of such BEP units for proceeds of disposition equal to the fair market value of such securities exchanged. Such Eligible Canadian Holders may jointly elect with BEP Inc. pursuant to subsection 85(1) (or in the case of Eligible Canadian Holders that are partnerships, subsection 85(2)) of the Tax Act to effect such exchange on a fully or partially tax-deferred basis. For more information and instructions on the Tax Election procedure, such holders should consult our tax election website at https://bep.taxelection.ca. Resident Holders that dispose of BEPC exchangeable shares for solely BEP Inc. Class A Shares will generally be entitled to the automatic rollover provisions in section 85.1 of the Tax Act, unless such Resident Holder chooses to recognize a capital gain or capital loss on the exchange.

Non-Resident Holders will generally not be subject to Canadian federal income tax upon their exchange of BEP units or BEPC exchangeable shares for BEP Inc. Class A Shares provided that such BEP units or BEPC exchangeable shares are not “taxable Canadian property” to such Non-Resident Holders. BEP and BEPC do not expect the BEP units or BEPC exchangeable shares, respectively, to be “taxable Canadian property”.

For a more complete discussion of the Canadian federal income tax consequences of the Transaction, see “Certain Canadian Federal Income Tax Considerations”. The Canadian federal income tax consequences of the Transaction are complex, and holders of BEP units or BEPC exchangeable shares are urged to consult their tax advisors regarding the tax consequences of the Transaction in light of their particular circumstances.

Certain United States Federal Income Tax Considerations

For U.S. federal income tax purposes, the Unit Exchange and Share Exchange generally are expected to qualify as tax-free exchanges described in Section 351 of the Code, although this is not free from doubt and is subject to certain exceptions and limitations, as discussed in greater detail in “Certain United States Federal Income Tax Considerations”

below. Holders of BEP units or BEPC exchangeable shares are urged to consult their tax advisors regarding the tax consequences of the Transaction in light of their particular circumstances.

Risk Factors

Securityholders should be aware that there are various risks in connection with the Transaction and the ownership of securities of BEP Inc. after the Transaction. In deciding whether to approve the BEP Transaction Resolutions and the BEPC Transaction Resolution and the other matters, Securityholders should carefully consider the risk factors described in the Circular.

See “Risk Factors”.

THE MEETINGS

Time, Date and Place

The Unitholders’ Meeting will be convened by the BEP General Partner in Bermuda and held in a virtual meeting format only on October 14, 2026 at 11:00 a.m. Toronto time, via live audio and video webcast available online at https://meetings.lumiconnect.com/400-245-868-582 (Meeting ID: 400-245-868-582; Password: “BEP2026” (case sensitive)).

The Shareholders’ Meeting will be held in a virtual meeting format only on October 14, 2026 at 12:00 p.m. Toronto time, via live audio and video webcast available online at https://meetings.lumiconnect.com/400-094-363-363 (Meeting ID: 400-094-363-363; Password: “BEPC2026” (case sensitive)).

Record Date for Notice of Unitholders’ Meeting and Unitholders Entitled to Vote

As at August 21, 2026, there were 300,111,626 BEP units (680,198,825 BEP units on a fully exchanged basis, assuming exchange of the REUs, the BEPC exchangeable shares and BRHC class A.2 shares into BEP units) issued and outstanding and 30,014 BEP GP units were issued and outstanding.

Each Registered Unitholder as at the close of business on August 21, 2026 is entitled to receive notice of and to vote at the Unitholders’ Meeting. Except as otherwise provided in this Circular, each Unitholder on such date is entitled to vote on all matters to come before the Unitholders’ Meeting or any adjournment thereof, either in person or by proxy.

The BEP Limited Partnership Agreement provides that, subject to applicable law and in addition to any other required approvals, each Unitholder is entitled to cast one vote for each Unit held on the record date for determination of Unitholders entitled to vote on any matter.

Holders of BEP Preferred Units, BRHC class A.2 shares and REUs will not be entitled to notice of, to attend or to vote at the Unitholders’ Meeting.

Record Date for Notice of the Shareholders’ Meeting and BEPC Shareholders Entitled to Vote

As at August 21, 2026, there were 150,879,577 BEPC exchangeable shares and 43,661 BEPC class B shares outstanding. The BEPC class B shares are all held indirectly by BEP.

Each registered holder of BEPC exchangeable shares or BEPC class B shares as at the close of business on August 21, 2026 is entitled to receive notice of and to vote at the Shareholders’ Meeting. Except as otherwise provided in this Circular, each holder of a BEPC exchangeable share or a BEPC class B share on such date is entitled to vote on all matters to come before the Shareholders’ Meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the BEPC exchangeable shares and BEPC class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of BEPC exchangeable shares is entitled to cast one vote for each BEPC exchangeable share held on the record date for determination of shareholders entitled to vote on any matter and (ii) each holder of BEPC class B shares is entitled to cast a number of votes for each BEPC class B share held on the record date for determination of shareholders entitled to vote on any matter equal to: (A) the number that is three (3) times the number of BEPC exchangeable shares then issued and outstanding divided by (B) the number of BEPC class B shares then issued and outstanding. The effect of the foregoing is that the holders of the BEPC class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares or 75% of the total eligible votes.

Holders of BRHC class A.2 shares will not be entitled to notice of, to attend or to vote at the Shareholders’ Meeting.

Business of the Meetings

At the Unitholders’ Meeting, Unitholders will be asked to consider and vote upon, pursuant to the Interim Order, the BEP Transaction Resolutions, the full text of which is set forth in Appendix B.

At the Shareholders’ Meeting, holders of BEPC exchangeable shares and BEPC class B shares will be asked to consider and vote upon, pursuant to the Interim Order, the BEPC Transaction Resolution, the full text of which is set forth in Appendix C.

See “The Transaction” for more information on the business of the Meetings.

We will also consider other business that may properly come before the Meetings. As at the date of this Circular, management is not aware of any changes to these items of business and does not expect any other items of business to be brought forward at the Meetings. If there are changes or new items of business, Securityholders or their duly appointed proxyholders can vote their respective securities on these items as they see fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items of business which may properly come before the Meetings and will vote on them in accordance with their best judgment.

Voting Information

Notice and Access

BEP and BEPC are using the Notice and Access provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically to Registered Unitholders and Non-Registered Unitholders, and Registered Shareholders and Non-Registered Shareholders.

Instead of mailing meeting materials to Securityholders, we have posted this Circular and a form of proxy or voting instruction form for each Meeting on our website at www.bep.brookfield.com under “Corporate Simplification”, as well as on BEP’s and BEPC’s SEDAR+ profiles at www.sedarplus.ca and BEP’s and BEPC’s EDGAR profiles at www.sec.gov. BEP has sent the Notice of Special Meeting of Unitholders, together with a form of proxy or voting instruction form (collectively, the “BEP Notice Package”), to all Unitholders, and BEPC has sent the Notice of Special Meeting of BEPC Shareholders, together with a form of proxy or voting instruction form (collectively, the “BEPC Notice Package”), to all BEPC Shareholders, each informing Securityholders that this Circular is available online and explaining how this Circular may be accessed.

BEP and BEPC will not directly send the BEP Notice Package or BEPC Notice Package to Non-Registered Unitholders or Non-Registered Shareholders. Instead, BEP and BEPC will pay Intermediaries to forward the BEP Notice Package and BEPC Notice Package to all such Non-Registered Shareholders and Non-Registered Unitholders.

BEP and BEPC have elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, is consistent with our focus on sustainability and results in significantly lower printing and mailing costs in connection with the Meetings.

No Unitholders or BEPC Shareholders will receive a paper copy of this Circular unless they have provided standing instructions to their broker to receive the Circular or they contact us at 1-416-649-8172 (toll-free in North America at 1-833-236-0278) or enquiries@brookfieldrenewable.com. In such cases, we will mail a paper copy of this Circular within three Business Days of any request, provided the request is made before the date of the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, or any adjournment thereof. To ensure receipt of a paper copy in advance of the voting deadline, we must receive your request before 9:00 a.m. (Toronto time) on September 29, 2026. If your request is made after the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, and within one year of this Circular being filed, we will mail a paper copy of this Circular within 10 calendar days of such request.

Q&A on Voting

What am I voting on?

Meeting	Resolution	Who Votes	Board Recommendation
Unitholders’ Meeting	BEP Arrangement Resolution	BEP units	FOR the resolution
Unitholders’ Meeting	BEP LPA Amendment Resolution	BEP units	FOR the resolution
Shareholders’ Meeting	BEPC Transaction Resolution	BEPC exchangeable shares; BEPC class B shares	FOR the resolution

Who is entitled to vote?

Holders of BEP units at the close of business on August 21, 2026 are entitled to one vote per BEP unit on the BEP Transaction Resolutions.

Holders of BEPC exchangeable shares at the close of business on August 21, 2026 are entitled to one vote per BEPC exchangeable share on the BEPC Transaction Resolution. Holders of BEPC class B shares at the close of business on August 21, 2026 are collectively entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares issued and outstanding on the BEPC Transaction Resolution.

Registered Unitholders and duly appointed proxyholders will be able to attend the Unitholders’ Meeting, and Registered Shareholders, holders of BEPC class B shares and duly appointed proxyholders will be able to attend the Shareholders’ Meeting. These securityholders will be able to submit questions and vote in real time at their respective Meeting, provided they are connected to the internet, have a control number or have received a username from Computershare and follow the instructions in this Circular. Non-Registered Unitholders or Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, as guests but will not be able to ask questions or vote at their respective Meeting.

Unitholders or BEPC Shareholders who wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including a Non-Registered Unitholder or Non-Registered Shareholder who wishes to appoint themselves to attend the applicable Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with BEP and BEPC’s transfer agent, Computershare, after submitting the form of proxy or voting instruction form by visiting www.computershare.com/BEP or www.computershare.com/BEPC, as applicable, by no later than the Proxy Deadline. When registering, the Unitholder or BEPC Shareholder must provide Computershare with the name and email address of their appointee. Computershare will provide your appointee with a username which will allow your appointee to log in to and vote at the applicable Meeting. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a username to participate in the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, and only being able to attend as a guest. Guests will be able to listen to the Meetings but will not be able to ask questions or vote.

If you are a Non-Registered Unitholder or Non-Registered Shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. See “General Proxy Matters—If my securities are not registered in my name but are held in the name of an Intermediary, how do I vote my securities?”.

How do I vote?

Unitholders and BEPC Shareholders can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the Proxy Deadline for the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable; or

•	during the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, by online ballot through the live webcast platform.

See “General Proxy Matters” for more information.

Principal Holders of Securities Entitled to Vote

The following table presents information regarding the beneficial ownership of the securities entitled to vote at either Meeting, as of the Record Date, by persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold securities entitled to vote at a Meeting carrying more than 10% of the votes attached to any such class of outstanding securities. The percentages shown are based on 300,111,626 BEP units, 150,879,577 BEPC exchangeable shares and 43,661 BEPC class B shares outstanding as of the Record Date. The BEP units and BEPC exchangeable shares held by the principal securityholders do not entitle such securityholders to different voting rights than those of other holders of the BEP units and BEPC exchangeable shares, respectively. However, the BEPC exchangeable shares and the BEPC class B shares have different voting rights. Holders of BEPC exchangeable shares hold a 25% voting interest in BEPC and holders of the BEPC class B shares hold a 75% voting interest in BEPC.

	BEP Units		BEPC Exchangeable Shares		BEPC Class B Shares
Name	Number Owned	Percentage	Number Owned	Percentage	Number Owned	Percentage
Brookfield Holders(a)	81,306,719(b)	27.1%	10,094,152(c)	6.7%	—	—
Brookfield Renewable Partners L.P.(d)	—	—	—	—	43,661	100%

Notes:

(a)	The Brookfield Holders hold BEP units and other BEP exchangeable securities through wholly-owned subsidiaries. Included in the BEP units and BEP exchangeable securities that Brookfield and its related parties beneficially own are 5,148,270 BEP units and 10,094,152 BEPC exchangeable shares held by subsidiaries of BWS. BN and BWS have agreed pursuant to the BWS Voting Agreements that all decisions to be made by subsidiaries of BWS with respect to the voting of BEP units held by subsidiaries of BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN. In addition, the BN Partnership may be deemed a beneficial owner of such BEP units and BEP exchangeable securities. The BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of BN. The BN Partnership has the ability to appoint one half of the board of directors of BN and approve all other matters requiring shareholder approval of BN with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership, control or direction over the BEP units and BEP exchangeable securities of the Brookfield Holders. The business address of BN and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario, Canada, M5J 2T3.

(b)	In addition, the Brookfield Holders as at the Record Date held 194,487,939 REUs and 34,719,683 BRHC class A.2 shares. Assuming the exchange of all REUs and BRHC class A.2 shares held by the Brookfield Holders into BEP units, the Brookfield Holders would hold 310,514,341 BEP units, or approximately 58.7% of the then-outstanding BEP units.

(c)	In addition, the Brookfield Holders as at the Record Date held 34,719,683 BRHC class A.2 shares, which are exchangeable for BEPC exchangeable shares on a one for one basis, subject to a restriction that limits the exchange by Brookfield and its subsidiaries of BRHC class A.2 shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC (the “Ownership Cap”). As at the Record Date, Brookfield has not exchanged any BRHC class A.2 shares for BEPC exchangeable shares.

(d)	NA Holdco, an indirect subsidiary of BEP, which itself is controlled by Brookfield, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC. Together, the Brookfield Holders and BEP hold an approximate 76.7% voting interest in BEPC.

To the knowledge of the directors and officers of Brookfield Renewable and the Service Providers, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold securities entitled to vote at a Meeting carrying more than 10% of the votes attached to any such class of outstanding securities.

THE TRANSACTION

Background to the Transaction

Management and the Boards regularly review operational and strategic opportunities to improve the competitive positioning of BEP and BEPC and to maximize value for their respective investors. In connection with these reviews, management and the Boards evaluate potential transactions and reorganizations that would further BEP and BEPC’s respective strategic objectives.

In the first quarter of 2026, in light of a similar transaction that was announced by Brookfield Business Partners L.P. and Brookfield Business Corporation in September 2025, management of Brookfield Renewable began to explore potential transactions to simplify the organizational structure of BEP and BEPC by reorganizing the two publicly traded entities into one publicly traded Canadian corporation. Management’s view was that the potential benefits of such a transaction would include broadening the investor base of Brookfield Renewable, improving consolidated trading liquidity through a single listed security, potentially increasing demand from current indices and additional index eligibility, and simplifying financial reporting.

In April 2026, at their respective meetings to review and approve BEP and BEPC’s financial statements for the first quarter of 2026, the Boards received an initial briefing from management regarding a potential reorganization. At this time, management explained the proposal and the rationale for the proposed reorganization, as well as the proposed approval process, the timing thereof and next steps. Management indicated that it was working towards presenting a proposed transaction for the Boards’ approval and execution later in 2026. At this time, management recommended that the Nominating and Governance Committees (which are responsible for reviewing and overseeing all significant proposed related party transactions that are not required to be dealt with by an independent special committee) begin an evaluation of the merits of the proposed reorganization. At this time, the Nominating and Governance Committees, which are comprised of independent directors, were charged with the responsibility for, amongst other things, evaluating the proposed reorganization, determining if the reorganization was in the best interests of Brookfield Renewable and, if deemed advisable, making recommendations to their respective Board with respect thereto.

Promptly following such meeting and concurrent with their respective earnings results for the first quarter of 2026, on May 1, 2026, BEP and BEPC announced that they had recently begun exploring whether a single combined corporate structure would be the best path forward for Brookfield Renewable.

On May 11, 2026, the Nominating and Governance Committees retained Goodmans LLP (“Goodmans”) as their independent Canadian legal counsel, after confirming with Goodmans that it had no legal conflict that would prevent it from acting as counsel to the Nominating and Governance Committees in respect of the proposed reorganization, including advice regarding applicable duties and responsibilities of the Nominating and Governance Committees. The Nominating and Governance Committees requested that Goodmans advise as to the application of MI 61-101 to the proposed reorganization. The Nominating and Governance Committees determined that as part of a robust process for the review, consideration and evaluation of the proposed reorganization it would be prudent to retain an independent financial advisor. The Nominating and Governance Committees requested that Scotiabank provide a proposal, including its independence disclosure and expertise, in order to determine whether Scotiabank should act as financial advisor for the proposed reorganization.

On May 11, 2026 the Nominating and Governance Committees received a presentation from Scotiabank in respect of its qualifications and independence and each of the Nominating and Governance Committees determined that Scotiabank was qualified and independent within the meaning of MI 61-101 and Scotiabank was retained (a) to provide financial advice to the BEP Nominating and Governance Committee and to deliver to the BEP Nominating and Governance Committee an opinion as to the fairness, from a financial point of view, of the proposed reorganization to the Public Holders (as defined in the Scotiabank Fairness Opinion) of BEP units and (b) to provide financial advice to the BEPC Nominating and Governance Committee and to deliver to the BEPC Nominating and Governance Committee an opinion as to the fairness, from a financial point of view, of the proposed reorganization to the Public Holders of BEPC exchangeable shares.

On June 15, 2026 and July 6, 2026, the Nominating and Governance Committees met with management to receive an update on the terms of the proposed reorganization and related matters, including investor and analyst reactions to the

Transaction and the status of the Arrangement Agreement and related transaction documents. At these meetings, the Nominating and Governance Committees also received a presentation from representatives of Scotiabank that contained certain financial advice and summarized their methodology and progress in analyzing the financial aspects of the proposed reorganization and discussion with Scotiabank ensued with respect to the financial aspects of the Transaction, its potential capital market implications and Scotiabank’s preparedness for providing an opinion to the Nominating and Governance Committees concerning the fairness, from a financial point of view, of the consideration to be offered to Public Holders (as defined in the Scotiabank Fairness Opinion) pursuant to the Transaction.

 From July 6, 2026 to July 21, 2026, management continued to work with external advisors of BEP, BEPC and the Nominating and Governance Committees to finalize the Transaction, the Arrangement Agreement and the related transaction documents.

On July 21, 2026, the Nominating and Governance Committees met again to consider the Transaction, the Arrangement Agreement and the related transaction documents. At this meeting, Scotiabank delivered to the Nominating and Governance Committees an oral opinion (subsequently confirmed in the written Scotiabank Fairness Opinion) to the effect that, as of July 21, 2026, and subject to the assumptions, limitations and qualifications to be set forth in the Scotiabank Fairness Opinion that the consideration to be received by Public Holders (as defined in the Scotiabank Fairness Opinion) of BEP units and BEPC exchangeable shares pursuant to the Transaction is fair, from a financial point of view, to such Public Holders.

The Nominating and Governance Committees discussed and considered the relevant benefits and risks of the Transaction, including those set out below under “The Transaction—Reasons for the Transaction”. After having considered and taken into account Scotiabank’s financial advice, oral opinion and such other matters considered relevant, including the factors, advice and opinions received from management of BEP and BEPC, Scotiabank and the respective other external advisors of BEP, BEPC and the Nominating and Governance Committees regarding the Transaction, the Nominating and Governance Committees unanimously recommended that the Boards approve the Transaction.

Immediately following the meetings of the Nominating and Governance Committees, on July 21, 2026, the Boards met to receive the recommendation of the Nominating and Governance Committees and the financial advice and oral opinion of Scotiabank described above and to consider the Transaction. Jeffrey Blidner, as Vice Chair of BN, declared his interest in the Transaction and recused himself from the meeting of the Boards and took no part in the deliberations of the Boards in respect of the Transaction. The Boards were then provided with an overview of the Transaction. The Nominating and Governance Committees’ recommendations and the reasons for their recommendations were then presented to the Boards. After careful consideration, the Boards unanimously (with Jeffrey Blidner recusing himself) resolved to approve the Transaction.

On July 21, 2026, BEP and BEPC entered into the Arrangement Agreement and the other definitive transaction documents and jointly announced the Transaction via press release.

Details of the Transaction

Subject to the receipt of all required approvals, including approval of the BEPC Transaction Resolution at the Shareholders’ Meeting, the Transaction will be completed pursuant to the Plan of Arrangement such that (i) each outstanding BEP unit and BEP exchangeable security will be transferred to BEP Inc. in exchange for one BEP Inc. Class A Share, (ii) the outstanding shares of the BEP General Partner held by Brookfield will be transferred to BEP Inc. in exchange for BEP Inc. Class B Shares, and (iii) the outstanding BREPH LP Units and BREPH GP Shares indirectly held by Brookfield Asset Management will be transferred to BEP Inc. in exchange for BEP Inc. Class I Shares. The holder of the BEPC class B shares declined the offer to exchange its shares as part of the Transaction.

Subject to TSX and NYSE approval, the BEP Inc. Class A Shares will be listed on the TSX and NYSE and trade under the symbol “BEP”. The BEP units and BEPC exchangeable shares will be delisted. The BEP Preferred Units will continue to be listed on the TSX and NYSE, as applicable.

Reasons for the Transaction

 The Nominating and Governance Committees and the Boards carefully evaluated the Transaction and believe that the Transaction is in the best interests of our group. The Boards, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, have unanimously recommended that Unitholders vote in favor of the BEP Transaction Resolutions and that BEPC Shareholders vote in favor of the BEPC Transaction Resolution. In the course of their evaluations, the Nominating and Governance Committees and the Board considered, among other things, the following factors:

1.	Corporate Structure. BEP Inc. will carry on Brookfield Renewable’s operations in hydroelectric, onshore wind, utility-scale solar and distributed generation power generation in North and South America, Europe and Asia-Pacific under a simplified corporate structure. The simplification is intended to drive long-term value for all Securityholders by: (i) improving consolidated trading liquidity through a single listed security; (ii) increasing demand from current indices and potential additional index inclusion; (iii) aligning with long-term capital allocation trends toward indexable and ETF-eligible corporate securities; (iv) simplifying investor analysis, screening, and benchmarking through a single listed reporting entity; (v) providing broader access to a larger pool of investors who prefer corporate structures; and (vi) enhancing the governance framework and voting rights for Brookfield Renewable’s public securityholders. Securityholders will continue to own economically equivalent securities to the securities through which they hold their investments in our group today.

2.	Scotiabank Fairness Opinion. The Financial Advisor has provided the Scotiabank Fairness Opinion to the Nominating and Governance Committees, concluding that, as at July 21, 2026, and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as such term is defined in the Scotiabank Fairness Opinion) of BEP units and BEPC exchangeable shares pursuant to the Transaction is fair, from a financial point of view, to such Public Holders.

3.	Tax-Deferral. The exchange of BEP units and BEP exchangeable securities for the Class A Consideration through the Transaction is expected to be tax-deferred for the vast majority of U.S. and Canadian Securityholders.

4.	Tax Reporting and Dividends. For Unitholders, the Transaction will eliminate onerous partnership tax reporting forms, including IRS Schedule K-1s and CRA T5013 partnership slips, as BEP Inc. is expected to be subject to standard corporate tax reporting, including IRS Form 1099 and CRA T5 information slip reporting. Dividends paid on the BEP Inc. shares are expected to qualify for corporate dividend treatment that will provide preferential dividend tax rates for many Canadian and U.S. taxable investors.

5.	Financial Reporting. The Transaction will simplify our financial reporting as all investors, regardless of whether they presently receive the financial statements of BEP or BEPC, will receive the financial statements of BEP Inc., which will reflect the results of operations and financial position of our business on a consolidated basis. BEP will be the predecessor of BEP Inc. for accounting purposes, and the historical financial statements of BEP will become the historical financial statements of BEP Inc. See “Information Concerning BEP Inc.—Financial Information”.

6.	Securityholder and Court Approval. The procedures by which the Transaction will be approved, including Unitholder approval, approval of the Court, and BEPC Shareholder approval of the Share Exchange, offer substantial protection to Securityholders. See “Certain Legal and Regulatory Matters—Completion of the Transaction”.

7.	Minimal Cost. The Transaction can be completed without incurring meaningful costs for our group, result in cost savings by eliminating certain duplicative processes, and is not expected to have any impact on Brookfield Renewable’s financial performance metrics.

8.	Brookfield Holders. The Brookfield Holders will retain an interest in BEP Inc. following completion of the Transaction based on their present interests in our group. The Brookfield Holders’ interest will consist of:

(i) BEP Inc. Class A Shares, representing the Brookfield Holders’ equity interest in our group, which will be received in exchange for the Brookfield Holders’ current holdings of BEP units, REUs and BRHC class A.2 shares; (ii) BEP Inc. Class B Shares, representing Brookfield’s voting interests of our group, which will be received in exchange for the BEP General Partner Shares; and (iii) the BEP Inc. Class I Shares, representing Brookfield Asset Management’s entitlement to receive incentive distributions, which will be received in exchange for BREPH LP Units and BREPH GP Shares.

The foregoing summary of factors considered by the Nominating and Governance Committees and the Boards is not intended to be exhaustive. In reaching the determination to unanimously approve and recommend the Transaction to Securityholders and given the variety and complexity of factors considered, the Nominating and Governance Committees and the Boards (other than Jeffrey Blidner who recused himself from voting) did not assign any relative or specific weight to the factors that were considered. Additionally, individual directors may have given different weights to these factors. Their respective recommendations were made after consideration of all of the above and other factors, the risk factors set out in this Circular, and in light of the directors’ collective knowledge of the business, financial condition and prospects of our group.

Recommendations of the Nominating and Governance Committees

Each of the BEP Nominating and Governance Committee and the BEPC Nominating and Governance Committee has assessed the terms of the Transaction. The Nominating and Governance Committees received legal and financial advice and the Scotiabank Fairness Opinion. After having considered and taken into account such financial advice and opinion and such other matters considered relevant, including the factors, advice and opinions received from management of BEP (pursuant to the Master Services Agreement) and the respective external advisors of BEP and the Nominating and Governance Committees regarding the Transaction, the Nominating and Governance Committees each unanimously determined that the Transaction is in the best interests of each of BEP and BEPC, as applicable, and have recommended that the respective Boards approve the Transaction and recommend that Securityholders vote in favor of the Transaction.

Recommendations of the Boards

The BEP Board, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, on the recommendation of the BEP Nominating and Governance Committee, unanimously determined that the Transaction is in the best interests of BEP and resolved to approve the Transaction.

The BEP Board, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, unanimously recommends that Unitholders vote FOR the BEP Transaction Resolutions.

At the Unitholders’ Meeting, the Management Representatives designated on the form of proxy to be completed by Unitholders intend to cast the votes represented by such proxy FOR the BEP Arrangement Resolution and FOR the BEP LPA Amendment Resolution, unless the Unitholder has specified on the forms of proxy that the BEP units represented by such proxy are to be voted against either the BEP Arrangement Resolution or the BEP LPA Amendment Resolution.

The BEPC Board, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, on the recommendation of the BEPC Nominating and Governance Committee, unanimously determined that the Transaction is in the best interests of BEPC and resolved to approve the Transaction.

The BEPC Board, other than Jeffrey Blidner who as Vice Chair of BN recused himself from voting, unanimously recommends that BEPC Shareholders vote FOR the BEPC Transaction Resolution.

At the Shareholders’ Meeting, the Management Representatives designated on the form of proxy to be completed by BEPC Shareholders intend to cast the votes represented by such proxy FOR the BEPC Transaction Resolution, unless the BEPC Shareholder has specified on the forms of proxy that the BEPC exchangeable shares represented by such proxy are to be voted against the BEPC Transaction Resolution.

Scotiabank Fairness Opinion

 The following outline of the Scotiabank Fairness Opinion is qualified in its entirety by reference to the full text of the Scotiabank Fairness Opinion appended to this Circular as Appendix H.

Engagement

On May 22, 2026, the Nominating and Governance Committees formally engaged Scotiabank to act as financial advisor to the Nominating and Governance Committees and to prepare and deliver to the Boards and the Nominating and Governance Committees an opinion regarding the fairness, from a financial point of view, of the consideration to be received by Public Holders (as defined in the Scotiabank Fairness Opinion) of BEP units and BEPC exchangeable shares pursuant to the Transaction.

Fee Structure

Pursuant to the terms of the Scotiabank engagement letter, Scotiabank will receive a fee from BEP and BEPC for its services as financial advisor, including a fee for rendering the Scotiabank Fairness Opinion. No portion of the fee is conditional upon the completion of the Transaction. Brookfield Renewable has also agreed to reimburse Scotiabank for reasonable out-of-pocket expenses and to indemnify Scotiabank in certain circumstances.

Limitations

The Scotiabank Fairness Opinion was provided solely to the Nominating and Governance Committees and the Boards for their exclusive use in connection with their evaluation of the consideration to be received pursuant to the Transaction, and does not address any other aspects of the Transaction and does not constitute and should not be construed as a recommendation as to how any Unitholder or BEPC Shareholder should vote or act on any matter relating to the Transaction or any other matter. The Scotiabank Fairness Opinion may not be used or relied upon by any other person, nor may it be reproduced, disseminated, quoted from, referred to, disclosed, or summarized (in whole or in part) without the express prior written consent of Scotiabank, which consent has been obtained for the purposes of its inclusion in this Circular. The Scotiabank Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to BEP and BEPC or the underlying business decision to effect the Transaction. Scotiabank has not been asked to prepare, nor has it prepared, a formal valuation or appraisal of BEP and BEPC or any of their securities or assets, and the Scotiabank Fairness Opinion should not be construed as such.

The Scotiabank Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, agreements and opinions obtained by Scotiabank from public sources, or that was provided to Scotiabank by BEP and BEPC and their affiliates and advisors. Subject to the exercise of their professional judgment, Scotiabank has not attempted to verify independently the completeness, accuracy or fair presentation of this information.

Conclusion

Subject to the assumptions, qualifications and limitations set out in the Scotiabank Fairness Opinion, Scotiabank is of the opinion that, as at July 21, 2026, the consideration to be received by the Public Holders of BEP units and BEPC exchangeable shares pursuant to the Transaction is fair, from a financial point of view, to such Public Holders.

Arrangement Agreement

The Transaction will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the material terms and conditions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Securityholders and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached to this Circular as Appendix D . Securityholders are urged to read the Arrangement Agreement in its entirety.

BEP, BEPC and BEP Inc. have entered into the Arrangement Agreement to provide for the terms of the Transaction and certain customary covenants.

Covenants Regarding the Transaction

The Arrangement Agreement contains covenants of the parties that they will, subject to the terms of the Arrangement Agreement, (i) use their respective commercially reasonable efforts to implement the Transaction on the Effective Date, (ii) do and perform all acts and things, and execute and deliver all agreements and other documents reasonably required to carry out the intent and purposes of the Arrangement Agreement, (iii) cooperate and assist each other in dealing with transitional and other matters relating to or arising from the Transaction or the Arrangement Agreement, and (iv) not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Transaction or any transaction contemplated by the Arrangement Agreement.

Conditions Precedent

Completion of the Transaction is subject to customary conditions precedent, including: (i) approval of the BEP Transaction Resolutions by the Unitholders; (ii) the holding of the Shareholders’ Meeting (iii) obtaining of the Interim Order and the Final Order; (iv) receipt of all regulatory approvals; (v) holders of not greater than 5% of the outstanding BEP units and BEPC exchangeable shares in the aggregate having validly exercised their Dissent Rights; and (vi) conditional approval to list the BEP Inc. Class A Shares on the TSX and NYSE. The conditions precedent in the Arrangement Agreement may be waived, in whole or in part, by any party. The conditions precedent to the completion of the Transaction in the Arrangement Agreement will be deemed to be satisfied, waived or released on the Effective Date.

Amendments

The Arrangement Agreement provides that, subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and applicable law, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Time, the Arrangement Agreement and the Plan of Arrangement may be amended, modified or supplemented by written agreement of the parties, without further notice to or authorization on the part of the holders of BEP units, BEPC exchangeable shares or BEPC class B shares.

Termination

The Arrangement Agreement provides that it will automatically terminate as it relates to BEPC only if the BEPC Transaction Resolution is not approved at the Shareholders’ Meeting. From and after the time of such termination, the Arrangement Agreement will continue to apply to BEP Inc. and BEP and will be interpreted to exclude all references to BEPC, BEPC exchangeable shares and BEPC Shareholders.

At any time prior to the Effective Time, (i) if the termination described above has not occurred, the Arrangement Agreement may be terminated by mutual written agreement of BEP and BEPC and (ii) if the termination described above has occurred, the Arrangement Agreement may be terminated by BEP in its sole discretion.

Plan of Arrangement

The following description of the steps of the Transaction is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to this Circular. Securityholders are urged to read the Plan of Arrangement in its entirety.

The Plan of Arrangement pursuant to which the Transaction will be implemented is appended as Schedule A to the Arrangement Agreement. See Appendix D . The Plan of Arrangement may be amended by BEP, BEPC and BEP Inc. in accordance with the terms of the Plan of Arrangement and the Arrangement Agreement.

If all of the conditions to the implementation of the Transaction have been satisfied or waived in accordance with the Arrangement Agreement, the Transaction will become effective at the Effective Time, and the following steps will occur and be deemed to occur sequentially, in the following order, without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step (unless specified otherwise or as required by applicable law):

1.	The BEP Inc. Class A Shares will, outside of the Plan of Arrangement, be listed and posted for trading on the TSX and NYSE (subject to standard listing conditions imposed by the TSX and NYSE in similar circumstances).

2.	One BEP Inc. Class A Share will be issued by BEP Inc. to each holder of an REU for each REU held, immediately following which the REUs held by such holder will be transferred and assigned to BEP Inc. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the REUs so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant).

3.	Concurrent with the issuances described in step 2 above, a number of BEP Inc. Class I Shares equal to the product of (x) the number of BRELP GP Units owned by BREPH and (y) 0.9999 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) will be issued by BEP Inc. to the holder of BREPH LP Units, immediately following which the BREPH LP Units held by such holder will be, concurrent with the transfers described in step 2 above, transferred and assigned to BEP Inc. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class I Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BREPH LP Units so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(2) of the Tax Act, where relevant).

4.	Concurrent with the issuances described in step 2 above, a number of BEP Inc. Class I Shares equal to the product of (x) the number of BRELP GP Units owned by BREPH and (y) 0.0001 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) will be issued by BEP Inc. to the holder of BREPH GP Shares, immediately following which the BREPH GP Shares held by such holder will be, concurrent with the transfers described in step 2 above transferred and assigned to BEP Inc. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class I Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BREPH GP Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(2) of the Tax Act, where relevant).

5.	A number of BEP Inc. Class B Shares equal to 0.0001 multiplied by the quotient of (x) the number of outstanding BEP units immediately before the Effective Time divided by (y) 0.9999 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) will be issued by BEP Inc. to the holder of the BEP General Partner Shares, immediately following which the BEP General Partner Shares held by such holder will be transferred and assigned to BEP Inc. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class B Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEP General Partner Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant).

6.	Each Note Agreement will become effective and binding on the parties thereto.

7.	The applicable Class A Consideration will be issued by BEP Inc. to each holder of BEP units that is a party to a Note Agreement, immediately following which the BEP units held by such holder will be transferred and assigned to BEP Inc. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BEP units so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

8.	The applicable Class A Consideration will be issued by BEP Inc. to each holder of BEP units that is an Eligible Canadian Holder and that (i) has voted FOR either the BEP LPA Amendment Resolution or the BEP Arrangement Resolution (other than any Eligible Canadian Holder whose BEP units were already transferred to BEP Inc.) or (ii) has indicated an intention to obtain a tax deferral with respect to the exchange of its BEP units by submitting a Unitholder Notice, immediately following which the BEP units held by such holder will be transferred and assigned to BEP Inc. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEP units so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant).

9.	The BEP LPA Amendment will become effective and binding on the parties thereto.

10.	Each outstanding BEP unit held by a Dissenting Unitholder shall be deemed to be transferred by the holder thereof to BEP without any further act or formality on its part, and, in consideration therefor, BEP shall be deemed to have issued to the Dissenting Unitholder a debt-claim to be paid the aggregate fair value of those BEP units in accordance with the Plan of Arrangement.

11.	In accordance with the BEP LPA Amendment, BEP will provide notice of redemption of all BEP units, other than the BEP units already transferred to BEP or BEP Inc.

12.	Immediately prior to such redemption taking effect, BEP Inc. will provide notice and exercise its overriding call right under the BEP LPA Amendment to purchase each BEP unit (other than those BEP units already transferred to BEP Inc. or to BEP), and the applicable Class A Consideration will be issued by BEP Inc. to each holder of such BEP units, immediately following which the BEP units held by such holder will be transferred and assigned to BEP Inc. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEP units so acquired (determined for purposes of the Tax Act).

13.	The terms of the BREP Tracking Preferred Shares will be amended by the filing of articles of amendment such that, from and after the Effective Time, the BREP Tracking Preferred Shares will track the value of the BEP Inc. Class A Shares, and the BREP Tracking Option Plan will be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

14.	The DSUs outstanding immediately prior to the Effective Time will be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such DSUs will be amended so as to substitute one BEP Inc. Class A Share for each BREP Tracking Preferred Share subject to such DSUs as of the Effective Time, and the DSU Plan will be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

15.	The UARs outstanding immediately prior to the Effective Time will be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such UARs will be amended so as to substitute one BEP Inc. Class A Share for each BEP unit subject to such UARs as of the Effective Time, and the UAR Plans will each be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

16.	The BRHC class A.2 shares held by each holder thereof that is a party to a Note Agreement will be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BRHC class A.2 shares so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

17.	Each outstanding BEPC exchangeable share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof to BEPC without any further act or formality on its part, and, in consideration therefor, BEPC shall be deemed to have issued to the Dissenting Shareholder a debt-claim to be paid the aggregate fair value of those BEPC exchangeable shares in accordance with the Plan of Arrangement.

18.	The BEPC exchangeable shares held by each holder thereof that is a party to a Note Agreement will be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BEPC exchangeable shares so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

19.	The BEPC exchangeable shares held by any holder, other than those BEPC exchangeable shares already transferred to BEP Inc. or to BEPC, will be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEPC exchangeable shares so acquired (determined for purposes of the Tax Act, including pursuant to section 85.1 of the Tax Act, where relevant).

20.	All BEP Inc. Notes issued to holders thereof pursuant to the Plan of Arrangement will be transferred by the holders thereof to the applicable Specified Purchaser(s) pursuant to the Note Agreements in exchange for the consideration issued by such Specified Purchaser for purposes of acquiring BEP Inc. Notes.

21.	All BEP Inc. Notes will be transferred and assigned by the holder thereof to BEP Inc. in exchange for one BEP Inc. Class A Share for each BEP Inc. Note, following which the BEP Inc. Notes will be automatically cancelled by operation of law. The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate principal amount of the cancelled BEP Inc. Notes.

Steps 17 to 19 above (inclusive) will only be implemented if the BEPC Transaction Resolution has been approved at the Shareholders’ Meeting. If the BEPC Transaction Resolution is not approved at the Shareholders’ Meeting, BEPC will cease to be a party to the Arrangement Agreement and steps 17 to 19 above (inclusive) will not be implemented. See “The Transaction—Arrangement Agreement—Termination”.

LPA Amendments

BEP LPA Amendment

The following description of the BEP LPA Amendment is qualified in its entirety by reference to the full text of the BEP LPA Amendment attached as Schedule A to the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to this Circular. Securityholders are urged to read the BEP LPA Amendment in its entirety.

In order to effect the Transaction, the BEP General Partner is proposing to amend the BEP Limited Partnership Agreement to, among other things, approve, authorize and provide for (i) the exchange of BEP units for BEP Inc. Class A Shares; and (ii) the grant of Dissent Rights to Registered Unitholders, all in accordance with the terms of the Plan of Arrangement. Subject to approval by the requisite Unitholders, the BEP LPA Amendment will be effective at the time it is stated to become effective pursuant to the Plan of Arrangement.

Unitholders are being asked to consider, and if thought advisable, to pass the BEP LPA Amendment Resolution approving the BEP LPA Amendment, which will:

•	amend Section 1.7 of the BEP Limited Partnership Agreement to provide that the BEP General Partner and each holder of a BEP unit (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute arising out of or relating to the BEP Limited Partnership Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute arising out of or relating to the Transaction;

•	amend Article 4 of the BEP Limited Partnership Agreement to provide for (i) a notional fiscal year to commence on the first date of the calendar year in which the Effective Date occurs and to end immediately following the completion of the Plan of Arrangement steps occurring on the Effective Date and a second notional fiscal year to commence immediately thereafter and end on the last date of the calendar year in which the Effective Date occurs and (ii) the computation of BEP’s income for Canadian tax purposes for the fiscal year in which the Transaction is completed;

•	amend Article 7 of the BEP Limited Partnership Agreement to permit BEP, subject to the due exercise of BEP Inc.’s call right as described below, to redeem all, but not less than all of the then outstanding BEP units not already transferred to BEP or BEP Inc. in accordance with the Plan of Arrangement for cash consideration equal to the value of one (1) BEP Inc. Class A Share for each BEP unit so redeemed;

•	amend Article 7 of the BEP Limited Partnership Agreement to permit BEP Inc., provided that BEP has exercised its right to redeem the BEP units not already transferred to BEP or BEP Inc. in accordance with the Plan of Arrangement, to purchase, notwithstanding BEP’s redemption right, each such BEP unit in exchange for one (1) BEP Inc. Class A Share per BEP unit so purchased; and

•	amend Article 7 of the BEP Limited Partnership Agreement to permit Registered Unitholders to dissent in respect of the Transaction and, provided the Dissenting Unitholders comply with the provisions set forth therein, to be paid the fair value for their BEP units.

Unitholder Notice

Holders of BEP units who are Eligible Canadian Holders may, at their option, submit a Unitholder Notice to notify BEP Inc. of their intention to jointly elect with BEP Inc. pursuant to section 85 of the Tax Act to effect the exchange of BEP units for BEP Inc. Class A Shares pursuant to the Transaction on a fully or partially tax-deferred basis. See “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Transfer of BEP Units to BEP Inc. (including pursuant to BEP Inc. exercising its overriding call right)—Tax Election”.

Notwithstanding that BEP Inc. has received a Unitholder Notice from an Eligible Canadian Holder of BEP units, further actions must be taken by such holder to make a Tax Election. For more information and instructions on the Tax Election procedure, such holders should consult our tax election website at https://bep.taxelection.ca. See also “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Procedure for Making a Tax Election”.

The Canadian federal income tax consequences of the Transaction, including the tax consequences of making a Tax Election, are complex, and holders of BEP units are urged to consult their tax advisors regarding the tax consequences of the Transaction in light of their particular circumstances, including with respect to deciding whether to submit a Unitholder Notice. The Unitholder Notice is available for download under the tax information on our website at https://bep.brookfield.com under “Corporate Simplification”. Paper copies will be sent free of charge upon request by contacting us at 1-416-649-8172 (toll free in North America at 1-833-236-0278) or enquiries@brookfieldrenewable.com. Eligible Canadian Holders should complete, sign and return the Unitholder Notice in accordance with the instructions set forth therein by no later than 5:00 p.m. (Toronto time) on October 26, 2026.

Note Alternative

Note Agreement

Subject to the limitation on BEP Inc. Notes described below, holders of BEP units and BEP exchangeable securities (“BEP Holders”) may, at their option, exchange their BEP units and/or BEP exchangeable securities for Class A Consideration that includes BEP Inc. Class A Shares and BEP Inc. Notes. Such holders will be required to take additional steps prior to the completion of the Transaction, including entering into a Note Agreement with BEP Inc. that includes a Note Schedule setting forth the number of BEP Inc. Class A Shares and BEP Inc. Notes the BEP Holder intends to receive, the Specified Purchaser to whom such BEP Holder will transfer their BEP Inc. Notes, and the consideration in respect of such transfer. All BEP Inc. Notes will be transferred to BEP Inc. in exchange for BEP Inc. Class A Shares pursuant to the Plan of Arrangement, the result being that no BEP Inc. Notes will remain outstanding and each BEP Holder that is party to a Note Agreement, together with the Specified Purchaser, will receive the same aggregate number of BEP Inc. Class A Shares as the BEP Holder would otherwise have been entitled to receive under the Transaction.

The income tax consequences of the Transaction, including the tax consequences of entering into a Note Agreement are complex, and the BEP Holders are urged to consult their tax advisors regarding the tax consequences of the Transaction in light of their particular circumstances.

BEP Holders wishing to enter into a Note Agreement with BEP Inc. should provide written notice of their intention to do so to BEP Inc. at 225 Liberty Street, 8th Floor, New York, NY 10281 by no later than 5:00 p.m. (Toronto time) on September 23, 2026.

Limitation on BEP Inc. Notes

If the BEP Inc. Board determines prior to the Effective Date that it is necessary or desirable to limit the maximum number of BEP Inc. Notes to be issued pursuant to the Plan of Arrangement in order to achieve the intended tax treatment of the Transaction (such limited number of BEP Inc. Notes, the “Available Notes”), each BEP Holder’s number of elected BEP Inc. Notes will be reduced on a pro rata basis by multiplying such holder’s elected BEP Inc. Notes by a fraction, the numerator of which is the Available Notes and the denominator of which is the Aggregate Elected Notes (rounded to four decimal places), and rounding down the resulting number for such holder to the nearest whole number of BEP Inc. Notes. Any such holder will be deemed to have elected to receive additional BEP Inc. Class A Shares in lieu of each BEP Inc. Note that has been reduced, and the applicable Note Schedule will be deemed to have been amended accordingly.

Exchange Procedures

Upon the Transaction becoming effective, the existing certificates and DRS statements representing the BEP units and BEPC exchangeable shares (other than BEP units and BEP exchangeable securities held by (i) BEP Holders that are party to a Note Agreement and (ii) Dissenting Unitholders or Dissenting Shareholders) will represent BEP Inc. Class A Shares without further action required on the part of holders thereof. If and when certificates representing BEP units or BEP exchangeable securities are presented for transfer, such certificates will be replaced by certificates representing the BEP Inc. Class A Shares so transferred (together with certificates representing any balance of BEP Inc. Class A Shares not transferred, as applicable).

In the event you require an updated DRS advice representing the BEP Inc. Class A Shares, you can request a copy from the Transfer Agent at: www.computershare.com/service or by email to: service@computershare.com or by phone via Direct dial outside North America at 514-982-7555 or within Canada and the United States toll free via 1-800-564-6253.

The BEP Inc. Class A Shares may be uncertificated or represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the BEP Inc. Class A Shares may be effected through the book-based system administered by CDS or DTC, as applicable.

 After the Effective Time, each certificate or DRS statement which immediately prior to the Effective Time represented BEP units or BEP exchangeable securities will be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate or DRS statement is entitled to receive under the Plan of Arrangement.

Intention of Directors and Officers

Management of Brookfield Renewable, including the directors and officers of the BEP General Partner and BEPC and their respective associates, who, as a group, beneficially own or exercise control or direction over less than 1% of the outstanding BEP units and less than 1% of the outstanding BEPC exchangeable shares, have advised the Nominating and Governance Committees that they intend to vote FOR the BEP Transaction Resolutions at the Unitholders’ Meeting and FOR the BEPC Transaction Resolution at the Shareholders’ Meeting.

Intention of the Brookfield Holders

The Brookfield Holders have advised the Boards that they intend to vote (i) all BEP units held by the Brookfield Holders FOR the BEP Transaction Resolutions at the Unitholders’ Meeting, and (ii) any BEPC exchangeable shares held by the Brookfield Holders FOR the BEPC Transaction Resolution at the Shareholders’ Meeting. See “The Meetings—Principal Holders of Securities Entitled to Vote”.

Intention of Brookfield Renewable

The subsidiary of BEP that holds the issued and outstanding BEPC class B shares has advised the BEPC Board that it intends to vote the BEPC class B shares FOR the BEPC Transaction Resolution at the Shareholders’ Meeting. See “The Meetings— Principal Holders of Securities Entitled to Vote”.

Expenses of the Transaction

The fees, costs and expenses of the Transaction are expected to be, in the aggregate, approximately $7 million. Each of BEP and BEPC will generally bear their respective expenses in connection with the Transaction and, unless otherwise agreed, any shared expenses will generally be allocated 75% to BEP and the remaining 25% to BEPC.

Material Agreements

Our relationship with Brookfield will remain substantially the same following the completion of the Transaction. A number of our agreements will be amended to give effect to the Transaction and reflect that BEP Inc. will, following the completion of the Transaction, replace BEP and BEPC (assuming BEPC Shareholders approve the Transaction) as a listed issuer and will directly and indirectly hold all of the issued and outstanding securities of BEP and BEPC other than the BEP Preferred Units. For additional information, see Item 7.B “Related Party Transactions—Relationship with Brookfield” in each of the BEP Annual Report and the BEPC Annual Report.

Master Services Agreement

Upon completion of the Transaction, whether or not the Transaction is approved by BEPC Shareholders, the Master Services Agreement will be amended to add BEP Inc. as a Service Recipient thereunder, and to provide that, for purposes of calculating the base management fee thereunder, the total capitalization of our group will be equal to the quarterly volume-weighted average trading price of a BEP Inc. Class A Share on the principal stock exchange for the BEP Inc. Class A Shares (based on trading volumes), multiplied by the number of BEP Inc. Class A Shares outstanding at the end of the quarter (and assuming the full conversion of any securities then outstanding that are convertible, redeemable or exchangeable for, BEP Inc. Class A Shares (including the BEPC exchangeable shares in the case the Share Exchange does not occur)), plus, without duplication, the value of securities of the other Service Recipients, if any, that are not held by BEP Inc., plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Relationship Agreement

Upon completion of the Transaction, whether or not the Transaction is approved by BEPC Shareholders, BEP Inc. will become a party to the Relationship Agreement, replacing BEP as the primary (though not exclusive) public vehicle through which Brookfield, directly or indirectly, acquires renewable power assets on a global basis.

Licensing Agreement

Upon completion of the Transaction, whether or not the Transaction is approved by BEPC Shareholders, BEP Inc. will replace BEP and BRELP as parties to the Licensing Agreement, through which Brookfield grants a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo.

New Registration Rights Agreement

BEP Inc. and Brookfield will enter into the New Registration Rights Agreement, which will have substantially the same terms as the BEP Registration Rights Agreement in respect of BEP units held by Brookfield and, if the Transaction is approved by BEPC Shareholders and the Share Exchange occurs, the BEPC Registration Rights Agreement in respect of the BEPC exchangeable shares held by Brookfield. Under the New Registration Rights Agreement, BEP Inc. will agree that, upon the request of Brookfield, BEP Inc. will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any BEP Inc. Class A Shares held by Brookfield. Consistent with the existing arrangements, we will agree to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.

If BEPC Shareholders approve the Transaction and the Share Exchange occurs, upon completion of the Transaction, both the BEP Registration Rights Agreement and the BEPC Registration Rights Agreement will be terminated. In the event that BEPC Shareholders do not approve the Transaction, the New Registration Rights Agreement will be entered into in respect of the BEP Inc. Class A Shares received by Brookfield pursuant to the Transaction, the BEP Registration Rights Agreement will be terminated, and the BEPC Registration Rights Agreement will be amended to add BEP Inc. as a party and substitute BEP Inc. Class A Shares, as the successor security, for the BEP units.

Pairing Agreement

In the event that BEPC Shareholders do not approve the Transaction, the Pairing Agreement will be amended to add BEP Inc. as a party in place of BEP. Pursuant to the amended Pairing Agreement, the parties will agree that BEPC will at all times hold such number of BRHC class A.1 shares equal to the number of BEPC exchangeable shares that are outstanding in order to support the duties and obligations of BEPC to holders of BEPC exchangeable shares. In connection therewith, the Pairing Agreement will provide, amongst other things, and unless otherwise agreed at such time, that (i) if and to the extent BEPC raises funds from time to time by way of issuance of BEPC exchangeable shares for cash, BEPC will utilize such funds to subscribe for an equivalent number of BRHC class A.1 shares; (ii) if and to the extent BEPC from time to time repurchases any BEPC exchangeable shares, BRHC will redeem (or otherwise repurchase from BEPC) an equivalent number of BRHC class A.1 shares; (iii) BRHC will not, unless substantially concurrent with the redemption of BEPC exchangeable shares by BEPC, redeem any BRHC class A.1 shares held by BEPC; (iv) if and to the extent any holders of BEPC exchangeable shares from time to time exercise their exchange right in respect of such BEPC exchangeable shares, and in connection therewith BEP Inc. does not exercise its overriding call right to acquire such BEPC exchangeable shares, BEPC will, in connection therewith, exercise the exchange right in respect of an equivalent number of BRHC class A.1 shares held by BEPC; and (v) BEPC will not exercise the exchange right in respect of any BRHC class A.1 shares held by BEPC except as contemplated in (iv) above.

If BEPC Shareholders approve the Transaction and the Share Exchange occurs, upon completion of the Transaction, the Pairing Agreement will be terminated.

Option Agreements

If BEPC Shareholders approve the Transaction and the Share Exchange occurs, upon completion of the Transaction, both the NA Holdco Option Agreement and the Canada Holdco Option Agreement will be terminated by written notice pursuant to its terms.

In the event that the BEPC Shareholders do not approve the Transaction, the NA Holdco Option Agreement and the Canada Holdco Option Agreement will remain unchanged and continue in full force and effect.

Equity Commitment Agreement

In the event that BEPC Shareholders do not approve the Transaction, the Equity Commitment Agreement will be amended to add BEP Inc. as a party in place of BEP. Pursuant to the amended Equity Commitment Agreement, BEP Inc. will agree that it will not declare or pay any dividends on BEP Inc. Class A Shares if on such date BEPC does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares.

If BEPC Shareholders approve the Transaction and the Share Exchange occurs, upon completion of the Transaction, the Equity Commitment Agreement will automatically terminate.

Rights Agreement

The Rights Agreement provides that, upon an exchange of BEPC exchangeable shares, if BEPC has not satisfied its obligation under its articles by delivering the unit amount or its cash equivalent amount (or the partnership has not exercised its call right), BN will satisfy, or cause to be satisfied, the obligations pursuant to BEPC’s articles to exchange BEPC exchangeable shares for the BEP unit amount or its cash equivalent.

If BEPC Shareholders approve the Transaction and the Share Exchange occurs, upon completion of the Transaction, the Rights Agreement will be terminated.

In the event that the BEPC Shareholders do not approve the Transaction, the Rights Agreement will be amended to substitute BEP Inc. Class A Shares in place of BEP units.

Voting Agreement

The Voting Agreement provides that Brookfield will exercise certain voting rights with respect to BRELP, BREPH, and BREPH GP, including the election of directors, in accordance with BEP’s direction. Upon completion of the Transaction, whether or not the Transaction is approved by BEPC Shareholders, BEP Inc. will assume Brookfield’s obligations under the Voting Agreement.

DISSENT RIGHTS

Unitholder Dissent Rights

The BEP LPA Amendment provides Registered Unitholders with Dissent Rights in connection with the Transaction. Although the BEP LPA Amendment will not be effective until approved by the requisite Unitholders and implemented pursuant to the Plan of Arrangement, Registered Unitholders will be able to exercise Dissent Rights in the manner set forth in the BEP LPA Amendment as if it were in force prior to its approval. Registered Unitholders who are considering exercising their Dissent Rights should carefully review the description of such rights set forth in this section as well as Section 7.6 of the BEP LPA Amendment. The excerpt of the BEP LPA Amendment is set forth in Appendix E to this Circular and the full text of the BEP LPA Amendment is set forth in Appendix D of this Circular. Any Dissenting Unitholder should seek independent legal advice, as a Registered Unitholder’s failure to follow exactly the procedures set forth in the terms of the BEP LPA Amendment will result in the loss of such Registered Unitholder’s Dissent Rights.

A Dissenting Unitholder will be entitled, in the event that the BEP Arrangement Resolution is approved and the Transaction is completed, to be paid the fair value of the BEP units registered in the name of such Dissenting Unitholder. Any Registered Unitholder who properly dissents in compliance with the BEP LPA Amendment will, in the event the Transaction is completed, be deemed to have transferred their BEP units to BEP and will only be entitled to be paid the fair value of their BEP units, and will not be entitled to any other payment or consideration, including any other payments that would be payable under the Transaction had such Registered Unitholder not exercised their Dissent Rights. The fair value of the BEP units held by a Dissenting Unitholder will be determined by the Court. This amount may be the same as, more than or less than the value of the Class A Consideration. The valuation will be determined as of the close of business on the day before the BEP Arrangement Resolution is adopted. For a description of certain Canadian and U.S. federal income tax considerations applicable to a Dissenting Unitholder, please see “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Resident Dissenting Unitholders”, “Certain Canadian Federal Income Tax Considerations—Holders Not Resident in Canada—Dissenting Non-Resident Holders”, “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—U.S. Holders Exercising Dissent Rights Pursuant to the Transaction” and “Certain United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders— Non-U.S. Holders Exercising Dissent Rights Pursuant to the Transaction”.

A Registered Unitholder may only exercise Dissent Rights in respect of BEP units which are registered in that Unitholder’s name at the Record Date. In many cases, BEP units beneficially owned by a Non-Registered Unitholder are registered either:

1.	in the name of an Intermediary, or

2.	in the name of a clearing agency (such as CDS or similar entities) of which the Intermediary is a participant.

Accordingly, a Non-Registered Unitholder will not be entitled to exercise Dissent Rights.

A Registered Unitholder who wishes to exercise Dissent Rights must provide to BEP a written objection to the BEP Arrangement Resolution. Such written objection must be received from such Registered Unitholder BEP at c/o Torys LLP, Attention: Andrew Gray and Colette Koopman, at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2, not later than 5:00 p.m. (Toronto time) on October 9, 2026, or otherwise at least two (2) days immediately preceding the date of the Unitholders’ Meeting (as it may be adjourned or postponed from time to time).

It is important that Registered Unitholders strictly comply with this requirement. In addition, a Registered Unitholder who wishes to exercise his, her or its Dissent Rights must not have voted his, her or its BEP units at the Unitholders’ Meeting, either in person or by proxy, FOR the BEP Arrangement Resolution (and, for greater certainty, a Registered Unitholder who voted FOR the BEP Arrangement Resolution or who has withdrawn its objection will not be considered to be a Dissenting Unitholder). Further, a vote AGAINST the BEP Arrangement Resolution or an abstention from voting will not constitute the required written objection as described in this paragraph.

BEP or the Dissenting Unitholder may apply to the Court after the approval of the BEP Arrangement Resolution, to fix the fair value of the Dissenting Unitholder’s BEP units. BEP will make a written offer to pay the fair value of the BEP units held by the Dissenting Unitholder. Every offer will be made on the same terms to each Dissenting Unitholder.

A Dissenting Unitholder will not be required to give security for costs in respect of an application. On the application, the Court may make an order fixing the fair value of the BEP units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against BEP and in favor of each of those Dissenting Unitholders, and fixing the time within which BEP must pay the amount payable to each Dissenting Unitholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Registered Unitholder who intends to exercise Dissent Rights must strictly adhere to the procedures established by the terms of the BEP LPA Amendment, and failure to do so may result in the loss of all Dissent Rights.

It is suggested that any Registered Unitholder wishing to avail himself, herself or itself of Dissent Rights seek their own legal advice as failure to comply strictly with the applicable provisions of the BEP LPA Amendment may prejudice the availability of Dissent Rights. Dissenting Unitholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process. Due exercise of the Dissent Rights requires that certain deadlines be observed and BEP intends to enforce such deadlines strictly.

For a general summary of certain income tax considerations for a Dissenting Unitholder, which considerations may be material to a Dissenting Unitholder, see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Shareholder Dissent Rights

Registered Shareholders have been provided with Dissent Rights in connection with the Transaction. Registered Shareholders who are considering exercising their Dissent Rights should carefully review the description of such rights set forth in this section as well as Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. The full text of Sections 237 to 247 of the BCBCA is attached to this Circular as Appendix E, as modified by the Plan of Arrangement and the Interim Order, which is attached to this Circular as Appendix G. Any Dissenting Shareholder should seek independent legal advice, as a Registered Shareholder’s failure to follow exactly the procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, will result in the loss of such Registered Shareholder’s Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the procedural aspects of Dissent Rights described herein (including timing and delivery mechanics) based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Registered Shareholder may exercise Dissent Rights under Section 237 to 247 of the BCBCA as modified by the Plan of Arrangement and the Interim Order. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the last business day before the BEPC Transaction Resolution was adopted at the Shareholders’ Meeting) of all, but not less than all, of the BEPC exchangeable shares of which the holder is both the registered and beneficial owner, as well as the BEPC exchangeable shares of which the holder is the registered holder and in respect of which it has received instructions to dissent from the beneficial holder(s) thereof, provided that the holder duly dissents to the BEPC Transaction Resolution and the Transaction becomes effective.

A Non-Registered Shareholder who wishes to dissent with respect to its BEPC exchangeable shares should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder such as an intermediary who holds BEPC exchangeable shares as nominee for Non-Registered Shareholders, some of whom wish to dissent, will exercise Dissent Rights on behalf of such Non-Registered Shareholders with respect to the BEPC exchangeable shares held for such Non-Registered Shareholders. A Non-Registered Shareholder who wishes to dissent must dissent in respect of all of the BEPC exchangeable shares held by such BEPC Shareholder, whether registered or held beneficially.

With respect to BEPC exchangeable shares, pursuant to the Interim Order, a Registered Shareholder may exercise rights of dissent under Section 237 to Section 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and Final Order provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written objection to the BEPC Transaction Resolution must be received from such Registered Shareholder who wishes to dissent by BEPC at c/o Torys LLP, Attention: Andrew Gray and Colette Koopman, at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2, not later than 5:00 p.m. (Toronto time) on October 9, 2026, or otherwise at least two (2) days immediately preceding the date of the Shareholders’ Meeting (as it may be adjourned or postponed from time to time).

A BEPC Shareholder exercising its right to dissent must exercise such right in respect of all of the BEPC exchangeable shares that the BEPC Shareholder is both the registered and beneficial owner of, as well as all of the BEPC exchangeable shares it is the beneficial owner of. A Registered Shareholder who wishes to dissent must deliver the Notice of Dissent as set forth above and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a BEPC Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause the Registered Shareholder holding their BEPC exchangeable shares to deliver the Notice of Dissent.

To exercise Dissent Rights, a Registered Shareholder must prepare a separate Notice of Dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other beneficial BEPC Shareholder who beneficially owns BEPC exchangeable shares registered in the BEPC Shareholder’s name and on whose behalf the BEPC Shareholder is dissenting; and, if dissenting on its own behalf, must dissent with respect to all of the BEPC exchangeable shares registered in his, her or its name or if dissenting on behalf of a beneficial BEPC Shareholder, with respect to all of the BEPC exchangeable shares registered in his, her or its name and beneficially owned by the beneficial BEPC Shareholder on whose behalf the BEPC Shareholder is dissenting. The Notice of Dissent must set out the number of BEPC exchangeable shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such BEPC exchangeable shares constitute all of the BEPC exchangeable shares of which the BEPC Shareholder is the registered and beneficial owner and the BEPC Shareholder owns no other BEPC exchangeable shares beneficially , a statement to that effect; (b) if such BEPC exchangeable shares constitute all of the BEPC exchangeable shares of which the BEPC Shareholder is both the registered and beneficial owner, but the BEPC Shareholder owns additional BEPC exchangeable shares beneficially, a statement to that effect and the names of the Registered BEPC Shareholder of those other BEPC exchangeable shares, the number of BEPC exchangeable shares held by each such Registered BEPC Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other BEPC exchangeable shares; or (c) if the Dissent Rights are being exercised by a Registered Shareholder who is not the beneficial owner of such BEPC exchangeable shares, a statement to that effect and the name and address of the beneficial BEPC Shareholder and a statement that the Registered Shareholder is dissenting with respect to all BEPC exchangeable shares of the beneficial BEPC Shareholder registered in such registered holder’s name.

If the BEPC Transaction Resolution is approved, and BEPC notifies a registered holder of Notice Shares of BEPC’s intention to act upon the BEPC Transaction Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such BEPC Shareholder must, within one month after BEPC gives such notice, send to BEPC a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate(s) or DRS advice(s) representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the BEPC Shareholder on behalf of a beneficial BEPC Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the BEPC Shareholder becomes a Dissenting Shareholder, and is bound to sell and BEPC is bound to purchase and cancel those BEPC exchangeable shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a BEPC Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

Dissenting Shareholders who are:

•	ultimately entitled to be paid fair value for their BEPC exchangeable shares will be deemed not to have participated in the Transaction and will be paid an amount equal to such fair value determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA and determined as of the close of business on the business day before the BEPC Transaction Resolution was adopted, by BEPC, and will be deemed to have transferred such BEPC exchangeable shares as of the Effective Time to BEPC, without any further act or formality, and free and clear of all liens, claims and encumbrances; or

•	ultimately not entitled, for any reason, to be paid fair value for their BEPC exchangeable shares, will be deemed to have participated in the Transaction on the same basis as a BEPC Shareholder that has not exercised Dissent Rights and will be entitled to receive only the Class A Consideration on the basis determined in accordance with Section 4.1 of the Plan of Arrangement that such holder would have received pursuant to the Transaction if such registered holder had not exercised Dissent Rights.

If a Dissenting Shareholder is ultimately entitled to be paid by BEPC for their Notice Shares, such Dissenting Shareholder may enter an agreement with BEPC for the fair value of such Notice Shares. If such Dissenting Shareholder does not reach an agreement with BEPC, such Dissenting Shareholder, or BEPC, may apply to the Court, and the Court may:

•	determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to a Registrar, or a referee, of the Court;

•	join in the application of each Dissenting Shareholder who has not agreed with BEPC on the amount of the payout value of the Notice Shares; and

•	make consequential orders and give directions as the Court considers appropriate.

There is no obligation on BEPC to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the last business day before the BEPC Transaction Resolution was adopted at the Shareholders’ Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, BEPC must then promptly pay that amount to the Dissenting Shareholder.

In no case will BEPC or BEP Inc. or any other person be required to recognize Dissenting Shareholders as holders of BEP Inc. Class A Shares after the Effective Time.

For greater certainty, in addition to any other restrictions in the Interim Order, no person will be entitled to exercise Dissent Rights with respect to BEPC exchangeable shares in respect of which a person has voted or has instructed a proxy holder to vote FOR the BEPC Transaction Resolution.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Transaction in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the BEPC Transaction Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with BEPC’s written consent. If any of these events occur, BEPC must return the share certificates or DRS advices(s) representing the BEPC exchangeable shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a BEPC Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A BEPC Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and failure to do so may result in the loss of all Dissent Rights. Persons who are beneficial BEPC Shareholders registered in the name of an Intermediary, or in some other name, who wish to exercise Dissent Rights, should be aware that only the registered owner of such BEPC exchangeable shares is entitled to dissent.

It is suggested that any BEPC Shareholder wishing to avail himself or herself of Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order may prejudice the availability of Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process. Due exercise of the Dissent Rights requires that certain deadlines be observed and BEPC intends to enforce such deadlines strictly.

For a general summary of certain income tax considerations for a Dissenting Shareholder, which considerations may be material to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

CERTAIN LEGAL AND REGULATORY MATTERS

Completion of the Transaction

Completion of the Transaction is subject to the conditions precedent in the Arrangement Agreement having been satisfied or, where legally permissible, waived, as applicable, including receipt of the following:

•	the required approvals by Unitholders of each of the BEP Arrangement Resolution and BEP LPA Amendment Resolution at the Unitholders’ Meeting;

•	the Final Order; and

•	the TSX Approvals, the NYSE Approvals and other applicable regulatory approvals.

If the Transaction is approved by the Unitholders but not by the BEPC Shareholders, the Transaction will still be completed except that the Share Exchange will not occur.

The Arrangement Agreement provides that, following receipt of the foregoing approvals, the Shareholders’ Meeting having been held, the Final Order and the satisfaction (or waiver, if applicable) of the other conditions precedent contained in the Arrangement Agreement, the Parties will, on a date and at a time to be determined exclusively by BEP, file with the registrar any and all documents (including any documents required pursuant to Section 292 of the BCBCA and such other documents as may be required to give effect to the Transaction pursuant to Division 5 of Part 9 of the BCBCA) and to exchange such other documents as may be necessary or desirable to give effect to the Transaction and implement the Plan of Arrangement on such date. Upon the closing of the Transaction at the Effective Time on the Effective Date, the transactions comprising the Transaction will be deemed to occur in the order and at the times set out in the Plan of Arrangement. See “The Transaction—Arrangement Agreement—Conditions Precedent”.

Timing

We expect to complete the Transaction following the receipt of the required securityholder approvals, the issue of the Final Order and the receipt of all other approvals. It is anticipated that the Transaction will be completed in the fourth quarter of 2026. However, completion of the Transaction is dependent on many factors, and it is not possible at this time to determine precisely when the Transaction will become effective.

Unitholder Approval

At the Unitholders’ Meeting, Unitholders will be asked to approve the BEP Transaction Resolutions. In accordance with the Interim Order and the BEP Limited Partnership Agreement, the approval of each BEP Transaction Resolution will require the affirmative vote of Unitholders present or represented by proxy at the Unitholders’ Meeting, holding BEP units that in the aggregate represent at least two-thirds (66⅔%) of all the outstanding BEP units as of the close of business on the Record Date.

Notwithstanding the approval by the Unitholders in accordance with the foregoing, (a) the BEP Arrangement Resolution authorizes the BEP Board to, without notice to or approval of the Unitholders, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, as described under “The Transaction—Arrangement Agreement—Amendments”, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Transaction or any related transactions; and (b) the BEP LPA Amendment Resolution authorizes the BEP Board not to proceed with the BEP LPA Amendment if the Transaction has not been approved.

BEPC Shareholder Approval

At the Shareholders’ Meeting, holders of BEPC exchangeable shares and BEPC class B shares will be asked to approve the BEPC Transaction Resolution. In accordance with the Interim Order, the approval of the BEPC Transaction Resolution will require the affirmative vote of:

•	not less than two-thirds (66⅔%) of the votes cast at the Shareholders’ Meeting by holders of BEPC exchangeable shares and holders of BEPC class B shares, voting together; and

•	not less than two-thirds (66⅔%) of the votes cast at the Shareholders’ Meeting by holders of BEPC exchangeable shares, voting separately as a class.

Notwithstanding the approval by the holders of BEPC exchangeable shares and the holders of BEPC class B shares of the BEPC Transaction Resolution in accordance with the foregoing, the BEPC Transaction Resolution authorizes the BEPC Board to, without notice to or approval of any shareholders of BEPC, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, as described under “The Transaction—Arrangement Agreement—Amendments”, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Transaction or any related transactions.

Court Approval

It is a condition of the Arrangement Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Circular, we obtained the Interim Order, which provides for, among other things:

•	the calling and holding of the Meetings;

•	the required Unitholder and BEPC Shareholder approvals;

•	the Dissent Rights;

•	the notice requirements with respect to the presentation of the application to the Court for the Final Order;

•	the ability of Brookfield Renewable to adjourn or postpone either Meeting from time to time without the need for additional approval of the Court; and

•	other procedural matters.

A copy of the Interim Order is attached as Appendix G to this Circular. The Interim Order sets out how Securityholders and other interested parties may participate in the hearing for the Final Order, which has been set for October 19, 2026.

It is expected that shortly after the Meetings, subject to the approval of the BEP Transaction Resolutions by the Unitholders, an application will be made for the Court’s final approval of the Transaction. At the hearing for the Final Order, the Court will determine whether to approve the Transaction. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. Subject to the approval of the BEP Transaction Resolutions by the Unitholders, Brookfield Renewable will announce by news release the time and place of the hearing for the Final Order. The copy of the Interim Order is appended hereto as Appendix G.

Any Securityholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at the hearing of the application for the Final Order must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on October 14, 2026, in the form prescribed by the Supreme Court Civil Rules, with the Court, and deliver a copy of the filed response together with a copy of all materials on which such Securityholder or other interested party intends to rely at the hearing of the petition, including an outline of such person’s proposed submission, to Brookfield Renewable c/o Torys LLP, Suite 3000, 79 Wellington Street West, Toronto, Ontario, M5K 1N2 Attention: Andrew Gray and Colette Koopman (agray@torys.com and ckoopman@torys.com).

At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Transaction and the rights of every person affected. The Court may approve the Transaction in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the securities to be issued pursuant to the Transaction to BEPC Shareholders pursuant to Section 3(a)(10) of the U.S. Securities Act.

Stock Exchange Listing

It is expected that the BEP Inc. Class A Shares will commence trading shortly after the completion of the Transaction under the symbol “BEP”.

There is currently no public trading market for the BEP Inc. Class A Shares. However, we have applied to have the BEP Inc. Class A Shares listed on the NYSE and the TSX under the symbol “BEP”. The TSX has conditionally approved the listing of the BEP Inc. Class A Shares. Listing on the NYSE is subject to BEP Inc. fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to BEP Inc. fulfilling all of the requirements of the TSX on or before the first trading day of the BEP Inc. Class A Shares.

Following the completion of the Transaction, the BEP Preferred Units will continue to be listed on the TSX and NYSE, as applicable, as follows:

Series of BEP Preferred Unit	NYSE Symbol	TSX Symbol
Series 13	—	BEPF.PR.M
Series 17	BEPF PRA	—
Series 18	—	BEPF.PR.R
Series 19	—	BEPF.PR.S

Canadian Securities Law Matters

MI 61-101

As reporting issuers or the equivalent in all of the provinces and territories of Canada, BEP and BEPC are, among other things, subject to the securities laws of the provinces and territories of Canada, including MI 61-101. MI 61-101 regulates certain types of related party and other transactions to ensure equality of treatment among securityholders and may require enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101). MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101) is a party to a “connected transaction” (as defined in MI 61-101), or is entitled to receive a “collateral benefit” (as defined in MI 61-101), in connection with an arrangement that terminates the interests of equity securityholders without their consent, such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI 61-101). A “related party” includes a director, senior officer and any person holding over 10% of the issued and outstanding voting securities of an issuer.

The Boards and the Nominating and Governance Committees concluded that no related party of BEP or BEPC is party to a connected transaction or is entitled to receive a collateral benefit in connection with the Transaction. Moreover, each equity securityholder of Brookfield Renewable, including Brookfield and its related parties, is entitled to receive either: (i) consideration per equity security that is identical in amount and form (being BEP Inc. Class A Shares) to the entitlement of the general body of holders of equity securities of Brookfield Renewable, or (ii) consideration for securities of a class of equity securities of Brookfield Renewable that is not greater than the entitlement of the general body of holders of every other class of equity securities of Brookfield Renewable in relation to the voting and financial participating interests represented by the respective securities (being the exchange of (A) the BEP General Partner Shares by Brookfield for the BEP Inc. Class B Shares and (B) the BREPH LP Units and the BREPH GP Shares by Brookfield Asset Management for BEP Inc. Class I Shares). As a result, the Transaction does not constitute a “business combination” for the purposes of MI 61-101 and therefore BEP and BEPC are not required to obtain “minority approval” or a “formal valuation” under MI 61-101 in connection with the Transaction.

Restricted Securities

As a reporting issuer in all of the provinces and territories of Canada, BEP Inc. will be, among other things, subject to the securities laws of the provinces and territories of Canada, including OSC Rule 56-501 and NI 41-101.

OSC Rule 56-501 regulates the creation and distribution of “restricted shares” by reporting issuers governed by Ontario securities law. The definition of “restricted shares” includes equity shares to which are attached voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attached to any other shares of an outstanding class of shares of the issuer.

OSC Rule 56-501 provides, among other things, that the prospectus exemptions under Ontario securities law are not available in respect of a “stock distribution” (as defined in OSC Rule 56-501), unless either: (i) the “stock distribution” or (ii) the “reorganization” (as defined in OSC Rule 56-501) that resulted in the creation of the “restricted shares”, received “minority approval” in addition to any other required securityholder approval. OSC Rule 56-501 provides an exemption from the foregoing requirements to obtain minority approval if the stock distribution is of securities of an issuer that was a private company immediately before the completion of the stock distribution or it is a subsequent distribution by such an issuer of securities of the same class.

In connection with the Transaction, the BEP Inc. Class A Shares, which will be “restricted shares” within the meaning of OSC Rule 56-501, are being created and distributed. The distribution of the BEP Inc. Class A Shares will be exempt from the minority approval requirements of OSC Rule 56-501 because BEP Inc. will be a private company immediately prior to the Transaction.

NI 41-101 provides that an issuer must not file a prospectus under which “restricted securities” (as defined in NI 41-101) or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, restricted securities, are distributed unless either: (i) the distribution has received majority approval of the securityholders excluding any votes attached to securities held by affiliates or control persons of the issuer, or (ii) the “restricted security reorganization” (as defined in NI 41-101) related to the securities to be distributed received prior majority approval of the securityholders excluding any votes attached to securities held by affiliates or control persons of the issuer.

Following the completion of the Transaction, the BEP Inc. Class A Shares will be “restricted securities” within the meaning of NI 41-101. BEP has applied for and obtained exemptive relief in order to not require further approval by holders of BEP Inc. Class A Shares for any future prospectus distributions of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares, pursuant to NI 41-101, to the extent applicable in the future. The exemptive relief order will allow BEP Inc. to file a prospectus in respect of the BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for BEP Inc. Class A Shares without requiring further approval by BEP Inc. shareholders. The exemptive relief is conditional on, among other things, the BEP Transaction Resolutions and BEPC Transaction Resolution having been approved by (i) on a combined basis, a majority of the votes cast by Securityholders (other than affiliates and control persons of BEP and BEPC) with, for the purposes of the calculation of this combined approval, the lower number of votes cast in favor of the BEP Arrangement Resolution or the BEP LPA Amendment Resolution being combined with the number of votes cast in favor of the BEPC Transaction Resolution; or (ii) in the event that the BEPC Transaction Resolution is not approved by BEPC Shareholders, a majority of the votes cast by Unitholders (other than affiliates and control persons of BEP) with, for the purposes of the calculation of this approval, using the lower number of votes cast in favor of the BEP Arrangement Resolution or the BEP LPA Amendment Resolution.

Accordingly, (i) in respect of BEP, voting in favor of the BEP Transaction Resolutions (either the BEP Arrangement Resolution or the BEP LPA Amendment Resolution) will constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, and (ii) in respect of BEPC, voting in favor of the BEPC Transaction Resolution will, in the event that the BEPC Transaction Resolution is approved by BEPC Shareholders, constitute voting in favor of BEP Inc.’s ability to conduct future issuances of BEP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BEP Inc. Class A Shares pursuant to a prospectus, in each case, without requiring further approval by BEP Inc. shareholders in accordance with NI 41-101.

As of the Record Date, a total of 81,306,719 BEP units and 10,094,152 BEPC exchangeable shares will be excluded for purposes of calculating the securityholder approval threshold described above. See “The Meetings—Principal Holders of Securities Entitled to Vote”.

Completion of the Transaction is not conditional on satisfaction of the conditions set forth in the exemptive relief order, but without reliance on such relief, future approval of BEP Inc. shareholders might be required in order for BEP Inc. to be permitted to undertake future issuances of BEP Inc. Class A Shares.

Qualification and Resale of Securities

The BEP Inc. Class A Shares, BEP Inc. Class B Shares and BEP Inc. Class I Shares to be issued in connection with the Transaction will be issued in reliance on an exemption from the prospectus requirements of securities legislation in each province and territory of Canada. Subject to disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, the shares issued pursuant to the Transaction may be resold in each province and territory in Canada, subject in certain circumstances to the usual conditions that no unusual effort, or no effort, has been made to prepare the market or create demand.

United States Securities Laws Matters

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to holders of BEP Inc. Class A Shares to be issued in connection with the Transaction. Further information applicable to U.S. Securityholders is disclosed under the heading “Notice to Securityholders in the United States”. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. Securities Laws.

The following discussion does not address the Canadian securities legislation that will apply to the issuance of BEP Inc. Class A Shares or the resale of these securities by U.S. Securityholders within Canada. U.S. Securityholders reselling their BEP Inc. Class A Shares in Canada must comply with Canadian securities laws. See “—Canadian Securities Law Matters” above.

Exemption from the Registration Requirements of the U.S. Securities Act

The issuance of the BEP Inc. Class A Shares pursuant to the Transaction has not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption afforded by Section 3(a)(10) of the U.S. Securities Act and in compliance with the U.S. Securities Laws of each state of the United States in which the holders reside. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities which have been approved by a court of competent jurisdiction, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction and at which all persons to whom it is proposed the securities will be issued will have the right to appear. The Court issued the Interim Order on August 21, 2026 and, subject to the approval of the BEP Transaction Resolutions by the Unitholders and the holding of the Shareholders’ Meeting, a hearing for a final order approving the Transaction is expected to take place on or about October 19, 2026 at the Court at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 or as soon thereafter as is reasonably practicable. All persons whom it is proposed to issue securities pursuant to the Transaction will have the right to appear at this hearing and will receive timely and adequate notice thereof, provided that they satisfy the applicable conditions set forth in the Interim Order. See “—Court Approval” above.

Resales of BEP Inc. Class A Shares After the Effective Time

The BEP Inc. Class A Shares to be issued pursuant to the Transaction will be freely transferable under U.S. Securities Laws, except by persons who are “affiliates” of BEP Inc. after the Effective Time, or were “affiliates” of BEP or BEPC, as applicable, within 90 days prior to the Effective Time. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. Holders should consult with their own legal counsel regarding status as an “affiliate”.

Securityholders who are “affiliates” of BEP Inc. after the Effective Time or who were affiliates of BEP or BEPC, as applicable, within 90 days prior to the Effective Time may not resell their BEP Inc. Class A Shares that they receive in connection with the Transaction in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Regulation S. For “affiliates”, Rule 144 imposes additional resale requirements, including volume limitations and manner of sale and notice requirements. Under Regulation S, resales by “affiliates” of BEP Inc., otherwise than solely by virtue of their position as a director or officer, also may be subject to additional resale restrictions.

Following closing of the Transaction, BEP Inc. will be deemed to be a “successor issuer” under the U.S. Exchange Act to BEP, and to BEPC if the Share Exchange occurs, and consequently, BEP Inc. Class A Shares will be deemed to be registered pursuant to Section 12(b) of the U.S. Exchange Act and BEP Inc. will become subject to the reporting requirements of the U.S. Exchange Act. As a “foreign private issuer” under the U.S. Exchange Act, BEP Inc. will, upon consummation of the Transaction, be required to file and/or furnish to the SEC current and annual reports with the SEC. Such documents will be available electronically on EDGAR at www.sec.gov/edgar.

The solicitation of proxies hereby is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by a “foreign private issuer” under the U.S. Exchange Act. Accordingly, the solicitation of proxies is being made by or on behalf of BEP and BEPC in accordance with applicable corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations.

Information concerning BEP, BEPC and BEP Inc. contained in this Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Unless otherwise indicated, the financial statements and other financial information set forth herein have been prepared in accordance with IFRS Accounting Standards. IFRS Accounting Standards differ from United States generally accepted accounting principles, and the financial statements and financial information presented may not be comparable with financial statements and financial information of similar United States entities that file reports with the SEC.

Prospective investors should be aware that the Transaction described in this Circular may have tax consequences both in Canada and in the United States which are not described fully herein. Securityholders are urged to consult their tax advisors regarding the U.S. federal and Canadian income tax consequences of the Transaction. See “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”.

INFORMATION CONCERNING BEP INC.

Corporate Structure

BEP Inc. was incorporated under the Business Corporations Act (British Columbia) on June 30, 2026. BEP Inc.’s head office is located at 225 Liberty Street, 8th Floor, New York, NY 10281. BEP Inc. has not carried on any active business and its sole issued and outstanding share capital is 20 common shares issued to Brookfield Renewable Power Inc., a subsidiary of Brookfield. The chart below provides an illustration of the simplified corporate structure of BEP Inc. immediately following completion of the Transaction (assuming BEPC Shareholders approve the Transaction and the Share Exchange occurs). Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest. This chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information elsewhere included in this Circular.

Notes:

(1)	Of the approximately 47.1% BEP Inc. Class A Shares that the Brookfield Holders are expected to hold following the completion of the Transaction, BN will hold 305,366,071 BEP Inc. Class A Shares directly and through its subsidiaries, and subsidiaries of BWS will hold 15,242,422 BEP Inc. Class A Shares.

(2)	Brookfield Asset Management will hold the BEP Inc. Class I Shares indirectly through its subsidiaries.

(3)	BEP Inc. will hold all of the BEP General Partner Shares.

(4)	BEP Inc. will hold 100% of the limited partnership interest of BRELP through (i) a 39% limited partnership interest in the form of REUs held directly by BEP Inc., and (ii) a 61% limited partnership interest held indirectly through BEP.

(5)	BEP Inc. will indirectly hold 100% of the general partnership interest in BRELP.

(6)	BRELP will continue to own 100% of the equity interests of the Holding Entities, through which we hold all of our interests in the Operating Entities.

(7)	BEP Inc. will hold all of the BEPC exchangeable shares.

Description of the Business

There will be no substantive change to the business of our group in connection with the Transaction. BEP Inc. will continue to serve as one of the world’s largest publicly traded platforms for renewable power and sustainable solutions.

BEP Inc.’s renewable power portfolio will consist of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and its sustainable solutions assets will include investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others. BEP Inc.’s mission will be to own and operate a globally diversified portfolio of high-quality renewable assets that will generate sustainable and growing distributions over the long-term for our securityholders. To accomplish this objective, BEP Inc. will invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across the business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. BEP Inc. will seek to target a total return of 12% to 15%+ per annum on the assets that it owns, measured over the long-term. Like BEP and BEPC, BEP Inc.’s dividends will be underpinned by stable, highly regulated and contracted cash flows generated from operations, and its objective will be to pay a dividend that is sustainable on a long-term basis.

For more information on our business, see “Item 4.B Business Overview” in each of the BEP Annual Report and the BEPC Annual Report, each of which is incorporated by reference in this Circular.

Financial Information

The following financial statements have been prepared in connection with the Transaction:

(a)	BEP Inc.’s audited statement of financial position as of June 30, 2026, being the date of formation of BEP Inc.; and

(b)	BEP Inc.’s unaudited pro forma financial statements as of June 30, 2026 and for the six-month period ended June 30, 2026 and the year ended December 31, 2025.

Following the completion of the Transaction, BEP will be the predecessor of BEP Inc. for accounting purposes and therefore the historical financial statements of BEP will become the historical financial statements of BEP Inc. See Appendix I “BEP Inc. Audited Financial Statements” and Appendix J “BEP Inc. Unaudited Pro Forma Financial Statements”.

Relationship with Brookfield

After the completion of the Transaction, BEP Inc.’s relationship with Brookfield will be the same as our existing relationship with Brookfield. See “Item 7.B Related Party Transactions—Relationship with Brookfield” in the BEP Annual Report.

The Service Providers, which are all subsidiaries of Brookfield Asset Management, will provide services to BEP Inc., and BEP Inc. will accordingly be added as a Service Recipient under the Master Services Agreement.

BEP Inc. and Brookfield will enter into the New Registration Rights Agreement, which will have substantially the same terms as the BEP Registration Rights Agreement in respect of BEP units held by Brookfield and the BEPC Registration Rights Agreement in respect of any BEPC exchangeable shares held by Brookfield. Under the New Registration Rights Agreement, BEP Inc. will agree that, upon the request of Brookfield, BEP Inc. will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any BEP Inc. Class A Shares held by Brookfield. Consistent with the existing arrangements, we will agree to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.

Additionally, several other important agreements between Brookfield Renewable and Brookfield will be updated or amended to give effect to the Transaction. See “The Transaction—Material Agreements” for more information.

Directors and Executive Officers

Following completion of the Transaction, the BEP Inc. Board is expected to consist of Connor Teskey (Chair), Nancy Dorn, Lou Maroun, Stephen Westwell, Patricia Zuccotti, and Eleazar de Carvalho Filho. Other than Mr. Teskey, the Chief Executive Officer of Brookfield Renewable, each of the expected initial directors of BEP Inc. are currently independent directors of BEPC and will be considered independent of BEP Inc.

BEP Inc. will not have any employees. Similar to BEP and BEPC, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates will be drawn upon to fulfill the Service Providers obligations under the Master Services Agreement. We expect that the individuals who will be responsible for BEP Inc. will be the same as those fulfilling these roles at BEP.

Please see “Item 6.A Directors and Senior Management” in the BEPC Annual Report, which is incorporated by reference in this Circular, as well as “Director Nominees” in the BEPC 2026 Annual Management Information Circular, for more information in respect of the directors and executive officers of BEP Inc. following the completion of the Transaction.

For a discussion related to our corporate governance practices and director compensation and equity ownership, see “Statement of Corporate Governance Practices” and “Director Compensation and Equity Ownership” in the BEPC 2026 Annual Management Information Circular, which is incorporated by reference in this Circular.

Dividend Policy

Upon completion of the Transaction, BEP Inc. will adopt a dividend policy that is substantially similar to BEP’s existing distribution policy. BEP Inc.’s dividends will be underpinned by stable, highly regulated and contracted cash flows generated from operations. BEP Inc.’s objective will be to pay a dividend that is sustainable on a long-term basis and will set its target payout ratio at approximately 70% of FFO. In line with BEP’s existing targets, BEP Inc. will target 5% to 9% annual dividend increases in light of growth it foresees in its operations. The BEP Inc. Board may declare dividends at its discretion. Consistent with the current distribution to existing Unitholders and the current dividend to existing BEPC Shareholders, BEP Inc. intends to pay a quarterly cash dividend on the BEP Inc. Class A Shares and the BEP Inc. Class B Shares of $0.392 per share (or $1.568 per share on an annualized basis). Dividends on the BEP Inc. Class A Shares and BEP Inc. Class B Shares will be subject to the prior rights of the holders of the BEP Inc. Class A Preferred Shares (if any) and any other shares ranking senior to the BEP Inc. Class A Shares and BEP Inc. Class B Shares with respect to priority in payment of dividends. BEP Inc. is not required to make such dividends and no assurance can be given that BEP Inc. will make such dividends as intended. See “Information Concerning BEP—Distribution Policy” and “Information Concerning BEPC—Dividend Policy”.

Following completion of the Transaction, the existing BEP Preferred Units will remain outstanding. As BEP Inc. will hold its interest in the Brookfield Renewable business through ownership of BEP units and BEP exchangeable securities that are the economic equivalent of BEP units, BEP Inc.’s ability to pay a dividend on its shares will be dependent on the distributions it receives on its BEP units and economically equivalent securities. As a result, the dividend entitlements of holders of BEP Inc. shares will be structurally subordinated to the prior rights of the holders of BEP Preferred Units.

Except as set forth herein, after completion of the Transaction, BEP Inc. does not expect there to be any material restrictions (contractual or otherwise) on its ability or the ability of its subsidiaries to declare and pay dividends.

Share Capital

BEP Inc. was initially formed with a single class of common shares, all of which were held by Brookfield Renewable Power Inc., a subsidiary of Brookfield. Prior to the Effective Date, the notice of articles and articles of BEP Inc. will be amended to create the authorized share capital described below and as set forth in the draft articles of BEP Inc. attached as Appendix K to this Circular. BEP Inc. will be authorized to issue four classes of shares: (i) an unlimited number of BEP Inc. Class A Shares; (ii) an unlimited number of BEP Inc. Class B Shares; (iii) an unlimited number of BEP Inc. Class I Shares; and (iv) an unlimited number of BEP Inc. Class A Preferred Shares, issuable in series. No series of BEP Inc. Class A Preferred Shares will be issued initially.

Upon completion of the Transaction (assuming that BEPC Shareholders approve the Transaction), and based on the BEP units, BEP exchangeable securities, BEP General Partner Shares, BREPH LP Units and BREPH GP Shares issued and outstanding as of the date of this Circular, we anticipate that approximately 680,198,825 BEP Inc. Class A Shares, 30,034 BEP Inc. Class B Shares and 3,977,260 BEP Inc. Class I Shares will be issued and outstanding. The Brookfield Holders, through their ownership of BEP Inc. Class A Shares and BEP Inc. Class B Shares, will collectively hold approximately 73.6% of the votes attached to all classes of voting shares of BEP Inc. (approximately 79.3% if the Share Exchange does not occur).

See “The Transaction—Background to the Transaction” and “—Corporate Structure” above.

Description of BEP Inc. Class A Shares

The following description of the BEP Inc. Class A Shares sets forth certain general terms and provisions of the BEP Inc. Class A Shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of BEP Inc.’s articles. For a comparison of rights of holders of the BEP Inc. Class A Shares, BEP units and BEPC exchangeable shares, please see “Comparison of Rights of Securityholders”.

The full text of the terms of the BEP Inc. Class A Shares is set forth in the draft articles of BEP Inc. which are attached as Appendix K to this Circular.

Voting

Except as otherwise expressly provided in the articles or as required by law, each holder of BEP Inc. Class A Shares will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of BEP Inc., except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each holder of BEP Inc. Class A Shares will be entitled to cast one vote for each BEP Inc. Class A Share held on the record date for determination of shareholders entitled to vote at the applicable meeting. Except as otherwise expressly provided in the articles or as required by law, the holders of BEP Inc. Class A Shares and BEP Inc. Class B Shares will vote together and not as separate classes.

The quorum for any meeting of shareholders of BEP Inc. will be at least two shareholders, who, whether present in person or represented by proxy, in the aggregate hold at least 51% of the total number of votes attached to the BEP Inc. Class A Shares and BEP Inc. Class B Shares.

Dividends

Subject to applicable law, the holders of BEP Inc. Class A Shares will be entitled to receive dividends as and when declared by the BEP Inc. Board subject to the prior rights of the BEP Inc. Class A Preferred Shares and any other shares ranking senior to the BEP Inc. Class A Shares with respect to priority in payment of dividends. Each BEP Inc. Class A Share will receive dividends of the same type and in an amount per share equal to any dividend declared and paid on each BEP Inc. Class B Share. The record date and payment date of the dividends on the BEP Inc. Class A Shares will be the same record date and payment date for the corresponding dividend on the BEP Inc. Class B Shares and the BEP Inc. Class I Shares, each as approved by the BEP Inc. Board. The BEP Inc. Class A Shares will rank on a parity with the BEP Inc. Class B Shares and the BEP Inc. Class I Shares with respect to dividends.

Subdivision, Consolidation, etc.

Any subdivision or consolidation of the BEP Inc. Class A Shares will be concurrent with an identical subdivision or consolidation of the BEP Inc. Class B Shares and BEP Inc. Class I Shares.

Liquidation Rights

Subject to applicable law and the prior rights of the holders of the BEP Inc. Class A Preferred Shares, BEP Inc. Class I Shares and any other shares ranking senior to the BEP Inc. Class A Shares with respect to priority on the liquidation, dissolution or winding up of BEP Inc., whether voluntary or involuntary, or any other distribution of the assets of BEP Inc. among its shareholders for purposes of winding up its affairs (a “BEP Inc. Liquidation Event”), the BEP Inc. Class A Shares will rank equally with the BEP Inc. Class B Shares upon the occurrence of a BEP Inc. Liquidation Event, and will each share rateably in the remaining property and assets of BEP Inc.

Description of BEP Inc. Class B Shares

The following description of the BEP Inc. Class B Shares sets forth certain general terms and provisions of the BEP Inc. Class B Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles of BEP Inc.

Voting

Except as otherwise expressly provided in the articles or as required by law, each holder of BEP Inc. Class B Shares will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of BEP Inc., except for meetings at which only holders of another specified class or series of shares of BEP Inc. are entitled to vote separately as a class or series. Except as otherwise expressly provided in the articles or as required by law, the holders of BEP Inc. Class A Shares and BEP Inc. Class B Shares will vote together and not as separate classes. The holders of BEP Inc. Class B Shares as a class will be entitled to cast, in the aggregate, a number of votes equal to the number of outstanding BEP Inc. Class A Shares held on the record date for determination of the shareholders entitled to vote at the applicable meeting minus 100, as adjusted from time to time to reflect any subdivision or consolidation of the BEP Inc. Class A Shares and BEP Inc. Class B Shares. The aggregate number of votes attached to the BEP Inc. Class B Shares will be allocated to the outstanding BEP Inc. Class B Shares on a pro rata basis.

Dividends

The holders of BEP Inc. Class B Shares will be entitled to receive dividends as and when declared by the BEP Inc. Board subject to the prior rights of the BEP Inc. Class A Preferred Shares and any other shares ranking senior to the BEP Inc. Class B Shares with respect to priority in payment of dividends. Each BEP Inc. Class B Share will receive dividends of the same type and in an amount per share equal to any dividend declared and paid on each BEP Inc. Class A Share. The record date and payment date of the dividends on the BEP Inc. Class B Shares will be the same record date and payment date for the corresponding dividend on the BEP Inc. Class A Shares and the BEP Inc. Class I Shares, each as approved by the BEP Inc. Board. The BEP Inc. Class B Shares will rank on a parity with the BEP Inc. Class A Shares and the BEP Inc. Class I Shares with respect to dividends.

Subdivision, Consolidation, etc.

Any subdivision or consolidation of the BEP Inc. Class B Shares will be concurrent with an identical subdivision or consolidation of the BEP Inc. Class A Shares and BEP Inc. Class I Shares.

Liquidation Rights

Subject to applicable law and the prior rights of the holders of the BEP Inc. Class A Preferred Shares, BEP Inc. Class I Shares and any other shares ranking senior to the BEP Inc. Class B Shares with respect to priority on a BEP Inc. Liquidation Event, the BEP Inc. Class B Shares will rank equally with the BEP Inc. Class A Shares upon the occurrence of a BEP Inc. Liquidation Event, and will each share rateably in the remaining property and assets of BEP Inc.

Restrictions on Transfer

The BEP Inc. Class B Shares will not be transferable except to BN, Brookfield Asset Management or, following the completion of the arrangement involving BN and Brookfield Corporation Ltd. pursuant to a transaction agreement among BN, BWS, and Brookfield Corporation Ltd. dated May 26, 2026, Brookfield Corporation Ltd., any of their successors or assigns, or any person controlled by any of them.

Description of BEP Inc. Class I Shares

The following description of the BEP Inc. Class I Shares sets forth certain general terms and provisions of the BEP Inc. Class I Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles of BEP Inc.

Voting

Except as required by law, the holders of BEP Inc. Class I Shares will be entitled to receive notice of and to attend but will not be entitled to vote at any meeting of the shareholders of BEP Inc. If the holders of BEP Inc. Class I Shares are entitled to vote pursuant to applicable law, each holder will be entitled to cast one vote for each BEP Inc. Class I Share held on the record date for the determination of shareholders entitled to vote at the applicable meeting.

Dividends

The holders of BEP Inc. Class I Shares will be entitled to receive the following dividends as and when declared by the BEP Inc. Board subject to the prior rights of the holders of the BEP Inc. Class A Preferred Shares and any other shares ranking senior as to dividends:

(i)	a per share dividend on each BEP Inc. Class I Share of the same type and in an amount equal to any dividend declared and paid on each BEP Inc. Class A Share and BEP Inc. Class B Share, payable on the same date, including the regular quarterly cash dividend then payable pursuant to BEP Inc.’s dividend policy described below under “Dividend Policy” (the “Regular Quarterly Dividend”); and

(ii)	if the amount to be paid pursuant to (i) exceeds the First Dividend Threshold, quarterly dividends (“Incentive Dividends”) in an amount per share equal to the Incentive Dividend Amount divided by the number of BEP Inc. Class I Shares then outstanding, as further described below.

The payment of Incentive Dividends is designed to replicate the incentive distributions currently paid by BRELP. For greater certainty, concurrent with the declaration of any dividend on the BEP Inc. Class A Shares or BEP Inc. Class B Shares, the BEP Inc. Board will be required to declare a dividend on the BEP Inc. Class I Shares of an amount per share equal to the amount per share of any such dividend and any Incentive Dividend on the BEP Inc. Class I Shares due at such time.

BEP Inc. will maintain a notional account (the “Incentive Dividend Account”) that will track the aggregate amount of any performance-based dividends, distributions or other profit entitlements (referred to as “Underlying Incentive Dividends”) that have already been paid or are payable to Brookfield by the Holding Entities or underlying operating entities in which BEP Inc. has invested. The Incentive Dividend in any quarter will be (i) reduced prior to its declaration (but will not be reduced to less than zero) by any amount in the Incentive Dividend Account at the time the Incentive Dividend is calculated and (ii) increased by the additional amount per BEP Inc. Class I Share that would have been payable to the holders of BEP Inc. Class I Shares as an Incentive Dividend had any security that the BEP Inc. Board determines to be economically equivalent to BEP Inc. Class A Shares been converted into BEP Inc. Class A Shares before the end of the applicable quarter, less any equivalent Incentive Dividends paid by any member of the Company Group to any member of the Brookfield Group (as defined in the Master Services Agreement) in respect of such equivalent security for the applicable quarter (“Equivalent Security Amount”). The amount by which an Incentive Dividend is reduced will be adjusted by the independent directors of the BEP Inc. Board on an equitable basis as necessary to take into account the benefit BEP Inc. would have received had Underlying Incentive Dividends not been paid or payable. The Incentive Dividend Account will be adjusted by the independent directors of the BEP

Inc. Board from time to time to deduct amounts that have already been applied to reduce Incentive Dividends or any clawback or similar amount paid or contributed by an operating entity or Holding Entity of BEP Inc. in respect of an Underlying Incentive Dividend.

Holders of BEP Inc. Class I Shares may also elect, in their sole discretion, to receive any Incentive Dividend in the form of BEP Inc. Class A Shares rather than cash, with the number of BEP Inc. Class A Shares determined by dividing the cash amount otherwise payable by the market value of a BEP Inc. Class A Share (based on the five-day volume-weighted average trading price) at the time the Incentive Dividend is declared.

The BEP Inc. Class I Shares will rank on a parity with the BEP Inc. Class A Shares and the BEP Inc. Class B Shares with respect to dividends.

Subdivision, Consolidation, etc.

Any subdivision or consolidation of the BEP Inc. Class I Shares will be concurrent with an identical subdivision or consolidation of the BEP Inc. Class A Shares and BEP Inc. Class B Shares.

Liquidation Rights

Subject to applicable law and the prior rights of the BEP Inc. Class A Preferred Shares and any other shares ranking senior to the BEP Inc. Class I Shares with respect to priority on a BEP Inc. Liquidation Event, upon a BEP Inc. Liquidation Event, holders of BEP Inc. Class I Shares are entitled to receive the “Class I Liquidation Amount”, as approved by the independent directors of the BEP Inc. Board.

Although the BEP Inc. Class I Shares rank senior to the BEP Inc. Class A Shares and BEP Inc. Class B Shares on a BEP Inc. Liquidation Event, the calculation of the Class I Liquidation Amount replicates the liquidation entitlement of the BRELP GP Units set out in the BRELP Limited Partnership Agreement, with the result being that the relative entitlements of the BEP Inc. Class A Shares, BEP Inc. Class B Shares and BEP Inc. Class I Shares on a BEP Inc. Liquidation Event are the same as those of the BEP units, REUs, BEP GP units and BRELP GP Units, as applicable, under the terms of the existing BEP Limited Partnership Agreement and BRELP Limited Partnership Agreement.

The formula used to calculate the Class I Liquidation Amount depends on the value of the property and assets of BEP Inc. available for distribution after satisfying the prior entitlements of the BEP Inc. Class A Preferred Shares and any other shares ranking senior to the BEP Inc. Class I Shares with respect to priority on a BEP Inc. Liquidation Event (the “Available Property”). Those formulae are described below in order of increasing amount of Available Property:

•	Formula 4: Available Property is less than the amount required to return the Unrecovered Capital Amount. Holders of BEP Inc. Class I Shares receive only a pro rata portion of the Available Property, determined by the proportion that the Unrecovered Capital Amount is attributable to the BEP Inc. Class I Shares.

•	Formula 3: Available Property equals or exceeds the Unrecovered Capital Amount but is less than or equal to the First Dividend Amount. Holders of BEP Inc. Class I Shares receive the Unrecovered Capital Amount applicable to the BEP Inc. Class I Shares (the “Class I Unrecovered Capital Amount”) in full, plus their proportionate share (shared pro rata between the BEP Inc. Class A Shares, BEP Inc. Class B Shares and the BEP Inc. Class I Shares) of any Available Property.

•	Formula 2: Available Property is greater than the First Dividend Amount but is less than or equal to the Second Dividend Amount. Holders of BEP Inc. Class I Shares receive the Class I Unrecovered Capital Amount in full, plus their proportionate share (shared pro rata between the BEP Inc. Class A Shares, BEP Inc. Class B Shares and the BEP Inc. Class I Shares) of the value of the Available Property up to First Cumulative Unpaid Amount. The BEP Inc. Class I Shares then participate in the value above the First Cumulative Unpaid Amount in two ways: first, by receiving their proportionate share of 85% of that excess amount (shared pro rata between the BEP Inc. Class A Shares, BEP Inc. Class B Shares and the BEP Inc. Class I Shares); and second, by receiving a 15% incentive portion of that excess amount.

•	Formula 1: Available Property exceeds the Second Dividend Amount. Holders of BEP Inc. Class I Shares receive the Class I Unrecovered Capital Amount in full, plus their proportionate share (shared pro rata between the BEP Inc. Class A Shares, BEP Inc. Class B Shares and the BEP Inc. Class I Shares) of the value of the Available Property up to First Cumulative Unpaid Amount, plus their proportionate share (shared pro rata between the BEP Inc. Class A Shares, BEP Inc. Class B Shares and the BEP Inc. Class I Shares) of the Second Cumulative Unpaid Amount (being the aggregate amount by which dividends have historically fell short of the Second Dividend Threshold, subject to adjustment), plus an additional 15% incentive for the Second Cumulative Unpaid Amount. The BEP Inc. Class I Shares then participate in any residual value in two ways: first, by receiving their proportionate share of 75% of that residual amount (shared pro rata between the BEP Inc. Class A Shares, BEP Inc. Class B Shares and the BEP Inc. Class I Shares); and second, by receiving a 25% incentive portion of that excess amount.

The full formulae are set out in the share terms.

The Class I Liquidation Amount is subject to adjustment by the independent directors of the BEP Inc. Board to take into account any balance in the Incentive Dividend Account and any Equivalent Security Amount.

Description of BEP Inc. Class A Preferred Shares

The following description of BEP Inc. Class A Preferred Shares sets forth certain general terms and provisions of BEP Inc. Class A Preferred Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles of BEP Inc.

Directors’ Right to Issue in One or More Series

The BEP Inc. Class A Preferred Shares may be issued at any time or from time to time in one or more series. Before any series are issued, the BEP Inc. Board will fix the number of shares that will form such series, if any, will identify the name of such series, and will, subject to any limitations set out in the articles of BEP Inc. or in applicable law, determine the designation, rights, privileges, restrictions and conditions to be attached to the BEP Inc. Class A Preferred Shares, as the case may be, of such series. No series have initially been authorized for issuance.

Voting

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of BEP Inc. Class A Preferred Shares, the holders of such BEP Inc. Class A Preferred Shares will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of BEP Inc.

Ranking

Each series of BEP Inc. Class A Preferred Shares will rank pari passu with every other series of BEP Inc. Class A Preferred Shares with respect to dividends and upon a BEP Inc. Liquidation Event. The BEP Inc. Class A Preferred Shares are entitled to a preference over the BEP Inc. Class I Shares, the BEP Inc. Class A Shares, the BEP Inc. Class B Shares and any other shares ranking junior to the BEP Inc. Class A Preferred Shares with respect to dividends and upon a BEP Inc. Liquidation Event.

Choice of Forum for U.S. Securities Act Claims

The articles of BEP Inc. will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.

Prior Sales

Upon formation of BEP Inc., Brookfield Renewable Power Inc. subscribed for 20 common shares in the capital of BEP Inc. for an aggregate subscription price of $1,000. Prior to the Effective Date, such shares will be redesignated as 20 BEP Inc. Class B Shares. BEP Inc. is not expected to issue any other securities prior to the Effective Date.

Listing and Trading of BEP Inc. Class A Shares

The BEP Inc. Class A Shares will be listed and posted for trading on the NYSE and TSX in connection with the completion of the Transaction.

There is currently no public trading market for the BEP Inc. Class A Shares. Listing on the NYSE is subject to BEP Inc. fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to BEP Inc. fulfilling all of the requirements of the TSX on or before the first trading day of the BEP Inc. Class A Shares.

Dividend Reinvestment Plan

BEP Inc. is expected to adopt a dividend reinvestment plan (the “DRIP”) that is substantially similar to the distribution reinvestment plan currently available to Unitholders. Through the plan, registered holders of BEP Inc. Class A Shares who are resident in Canada or the United States will have the opportunity to acquire additional BEP Inc. Class A Shares by reinvesting all or a portion of their cash dividends without paying commissions. Non-registered holders of BEP Inc. Class A Shares whose BEP Inc. Class A Shares are registered in the name of CDS or a name other than the participant’s own name may participate in the DRIP by making appropriate arrangements with their broker, investment dealer, financial institution or other nominee who holds the participant’s BEP Inc. Class A Shares to enroll in the DRIP on the participant’s behalf.

In connection with the completion of the Transaction, BEP’s existing distribution reinvestment plan will be terminated. If the transaction is completed as anticipated in the fourth quarter of 2026, the final distribution of BEP units pursuant to BEP’s distribution reinvestment plan will be in respect of BEP’s distribution payable September 29, 2026 to Unitholders of record as of August 31, 2026. Further information about the DRIP will be made available on our website at https://bep.brookfield.com under “Corporate Simplification”.

Principal Securityholders

Upon completion of the Transaction, Brookfield will hold all of the BEP Inc. Class B Shares and Class I Shares. Specifically, a subsidiary of BN will hold all of the issued and outstanding BEP Inc. Class B Shares and subsidiaries of Brookfield Asset Management will hold all of the issued and outstanding BEP Inc. Class I Shares.

The following table presents information regarding the number and percentage of the outstanding BEP Inc. Class A Shares that the Brookfield Holders are expected to beneficially own or exercise control or direction over following the completion of the Transaction (assuming BEPC Shareholders approve the Transaction and the Share Exchange occurs):

BEP Inc. Class A Shares
Name	Number	Percentage(1)
Brookfield Holders(2) (3)	320,608,493(4)	47.1%(5)

Notes:

(1)	The percentage shown is based on the number of BEP Inc. Class A Shares expected to be outstanding upon closing of the Transaction based on 300,111,626 BEP units, 150,879,577 BEPC exchangeable shares, 194,487,939 REUs and 34,719,683 BRHC class A.2 shares outstanding as at August 21, 2026.

(2)	BAM Class B Partners Inc. is the trustee of the BN Partnership, a trust established under the laws of Ontario. The BN Partnership is the sole owner of all of the class B limited voting shares of BN, which entitle the BN Partnership to appoint one half of the board of directors of BN and, as such, the BN Partnership may be deemed to indirectly control the decisions of BN regarding voting and disposition of the shares of BEP Inc. that are expected to be held by Brookfield following the completion of the Transaction. However, BAM Class B

Partners Inc. and the BN Partnership expressly disclaim beneficial ownership, control or direction over any securities of BEP, BEPC, BRELP, or the BEP General Partner and the shares of BEP Inc. expected to be received, directly or indirectly, in exchange therefor pursuant to the Transaction. The business address of BN and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3. The business address of Brookfield Asset Management is 225 Liberty Street, 8th Floor, New York, NY 10281-1048.

(3)	The Brookfield Holders include Brookfield and Brookfield Wealth Solutions Ltd., a paired entity to BN. Brookfield and BWS have agreed pursuant to the BWS Voting Agreements that all decisions to be made by subsidiaries of BWS with respect to the voting of the securities of BEP and BEPC exchangeable shares held by subsidiaries of BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN. Upon completion of the Transaction, the BWS Voting Agreements are expected to be amended or replaced to provide that all decisions to be made with respect to the voting of the BEP Inc. Class A Shares held by subsidiaries of BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN, other than with respect to any BEP Inc. Class A Shares subject to financing arrangements between the applicable BWS subsidiary and wholly-owned subsidiaries of BN. The business address of Brookfield Wealth Solutions Ltd. is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.

(4)	Of the approximately 47.1% BEP Inc. Class A Shares that the Brookfield Holders are expected to hold following the completion of the Transaction, BN will hold 305,366,071 BEP Inc. Class A Shares directly and through its subsidiaries, and subsidiaries of BWS will hold 15,242,422 BEP Inc. Class A Shares.

(5)	58.7% if the Share Exchange does not occur.

The BEP Inc. Class A Shares held by the Brookfield Holders will not entitle such shareholders to different voting rights than those of other holders of the BEP Inc. Class A Shares. However, the BEP Inc. Class A Shares and the BEP Inc. Class B Shares have different voting rights. The holders of BEP Inc. Class A Shares will be entitled to one vote per share and the holders of BEP Inc. Class B Shares as a class will be entitled to cast, in the aggregate, a number of votes equal to the number of outstanding BEP Inc. Class A Shares held on the record date for determination of the shareholders entitled to vote at the applicable meeting minus 100, as adjusted from time to time to reflect any subdivision or consolidation of the BEP Inc. Class A Shares and BEP Inc. Class B Shares. As a result, the holders of the BEP Inc. Class A Shares will control more than 50% of the aggregate voting rights of BEP Inc. As a result of the foregoing, it is expected that, following completion of the Transaction, the Brookfield Holders will hold an approximate 73.6% aggregate voting interest in BEP Inc. (approximately 79.3% if the Share Exchange does not occur).

The BEP Inc. Class B Shares will not be transferable except to BN, Brookfield Asset Management or, following the completion of the arrangement involving BN and Brookfield Corporation Ltd. pursuant to a transaction agreement among BN, BWS, and Brookfield Corporation Ltd. dated May 26, 2026, Brookfield Corporation Ltd., any of their successors or assigns, or any person controlled by any of them.

Executive Compensation

BEP Inc. has not yet paid any compensation to any of its executive officers or any person expected to become an executive officer of BEP Inc. The form and amount of the compensation to be paid to each of BEP Inc.’s executive officers in any future period will be determined in a manner consistent with that of BEPC. Similar to how BEP and BEPC are currently managed, BEP Inc. will be externally managed by the Service Providers pursuant to the Master Services Agreement. BEP Inc. will not have a compensation committee as compensation will continue to be determined by Brookfield. See “The Transaction—Material Agreements” for more information on the Master Services Agreement.

For a discussion of executive compensation matters as they will relate to BEP Inc. upon completion of the Transaction, see “Report on Executive Compensation” in the BEPC 2026 Annual Management Information Circular, which is incorporated by reference in this Circular.

Board Committees

Following completion of the Transaction, BEP Inc. will have the following two standing committees of the board, which will assist in the effective functioning of the BEP Inc. Board and help ensure that the views of independent directors are effectively represented:

•	audit committee; and

•	nominating and governance committee.

The foregoing committees will initially be comprised of the same members who currently sit on the equivalent committees of the BEPC Board.

The responsibilities of these committees will be set out in written charters, which will be reviewed and approved annually by the BEP Inc. Board. Special committees may be formed from time to time as required to review particular matters or transactions.

While the BEP Inc. Board will retain overall responsibility for corporate governance matters, each standing committee will have specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

Following completion of the Transaction, the BEP Inc. Board will be required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee will be required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. The audit committee will be responsible for assisting and advising the BEP Inc. Board with matters relating to:

•	accounting and financial reporting processes;

•	the integrity and audits of BEP Inc.’s financial statements;

•	compliance with legal and regulatory requirements;

•	the cybersecurity program and practices; and

•	the qualifications, performance and independence of BEP Inc.’s independent accountants.

The audit committee will also be responsible for engaging BEP Inc.’s independent auditors, reviewing the plans and results of each audit engagement with such independent auditors, approving professional services provided by BEP Inc.’s independent auditors, considering the range of audit and non-audit fees charged by BEP Inc.’s independent auditors and reviewing the adequacy of BEP Inc.’s internal accounting controls.

The BEP Inc. Board will adopt a written policy on auditor independence (the “pre-approval policy”). Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services will be required to be pre-approved by the audit committee. The pre-approval policy will prohibit the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to BEP Inc.’s accounting records or financial statements;

•	appraisal or valuation services or fairness opinions;

•	actuarial services;

•	management functions or human resources;

•	legal services and expert services unrelated to the audit;

•	internal audit outsourcing;

•	financial information systems design and implementation; and

•	certain tax services.

The pre-approval policy will permit the auditors to provide other types of non-audit services, but only if approved in advance by the audit committee, subject to limited exceptions. The pre-approval policy will also address issues relating to the disclosure of fees paid to the auditors.

BEP Inc.’s audit committee will consist solely of independent directors, each of whom are persons determined by BEP Inc. to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the audit committee members will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by BEP Inc.’s financial statements.

Nominating and Governance Committee

Following completion of the Transaction, the BEP Inc. Board will be required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee will be required to consist of entirely independent directors.

The nominating and governance committee will approve a conflicts management policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The nominating and governance committee may be required to approve any such transactions.

The nominating and governance committee will be responsible for recommending the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by BEP Inc.’s shareholders. The nominating and governance committee will also be responsible for assisting and advising the BEP Inc. Board with respect to matters relating to the general operation of the board, the governance of BEP Inc. and the performance of its board, individual directors and the Service Provider. The nominating and governance committee will also assess the size and composition of the BEP Inc. Board and its committees and review the effectiveness of BEP Inc.’s Board’s relations with the Service Provider. The nominating and governance committee will also be responsible for reviewing the performance and compensation of the BEP Inc. board and its committees and approving changes in compensation for non-employee directors.

As it is expected that, upon completion of the Transaction, the Brookfield Holders will hold approximately 73.6% of the votes to elect the directors of BEP Inc. (approximately 79.3% if the Share Exchange does not occur), the directors will consult with Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the BEP Inc. Board, including the need for the BEP Inc. Board as a whole to have diverse perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or BEP Inc. will be assessed to ensure the BEP Inc. Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements will be recommended by Brookfield to the nominating and governance committee for its review as potential candidates for nomination to the BEP Inc. Board. The nominating and governance committee will also recommend to the BEP Inc. Board the appointment of an independent director as the lead independent director where the Chair of the BEP Inc. Board is not independent.

Auditors, Transfer Agent and Registrar

Ernst & Young LLP is the auditor of BEP Inc.

The transfer agent and registrar for the BEP Inc. Class A Shares will be Computershare Investor Services Inc., at its principal office in Toronto, Ontario, Canada. References in this Circular to the “Transfer Agent”, when used in respect of BEP Inc., the BEP Inc. Class A Shares, BEP, the BEP units, BEPC or the BEPC exchangeable shares, will refer to Computershare Investor Services Inc., as its principal office in Toronto, Ontario, Canada.

INFORMATION CONCERNING BEP

Overview

BEP is a Bermuda exempted limited partnership that was formed and registered on June 27, 2011 under the provisions of the Bermuda Exempted Partnership Act of 1992 and the Bermuda Limited Partnership Act. BEP’s registered office is 91 Front Street, 1st Floor, Hamilton HM 12, Bermuda, and its telephone number at this address is +1-441-294-3309. BEP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis, subject to certain exceptions. The BEP units are listed on the NYSE under the symbol “BEP” and on the TSX under the symbol “BEP.UN”.

BEP operates one of the world’s largest publicly traded, renewable power and transition platforms. Brookfield Renewable’s portfolio consists of hydroelectric, wind, solar, distributed generation and storage facilities in North America, South America, Europe and Asia-Pacific. Brookfield Renewable has also made investments in its sustainable solutions assets including our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

BEP is focused on leveraging its extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. An integral part of BEP’s strategy is to participate along with institutional investors in Brookfield-sponsored funds that target acquisitions that suit its profile, particularly in renewable power and other energy transition assets. BEP focuses on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

BEP targets a total return of 12% to 15%+ per annum on the renewable assets that it owns, measured over the long-term. BEP intends to generate this return from the in-place cash flows of its operations as well as growth through investments in upgrades and expansions of its asset base, as well as acquisitions. BEP determines its distributions to Unitholders based primarily on an assessment of its operating performance.

The partnership interests of BEP consist of BEP GP units, BEP units, BEP Preferred Units and any additional partnership interests that BEP may issue in the future. The BEP units are non-voting limited partnership interests in BEP. Holders of BEP units or BEP Preferred Units are not entitled to the withdrawal or return of capital contributions in respect of the BEP units or BEP Preferred Units, except to the extent, if any, that distributions are made to such holders pursuant to the BEP Limited Partnership Agreement or upon the liquidation of BEP as described in the BEP Annual Report or as otherwise required by applicable law. Except to the extent expressly provided in the BEP Limited Partnership Agreement, a holder of BEP units or BEP Preferred Units does not have priority over any other holder of BEP units or BEP Preferred Units, respectively, either as to the return of capital contributions or as to profits, losses or distributions. Unless otherwise determined by the BEP General Partner, holders of BEP units and BEP Preferred Units are not granted any pre-emptive or other similar right to acquire additional interests in BEP. In addition, holders of BEP units and BEP Preferred Units do not have any right to have their BEP units or BEP Preferred Units redeemed by BEP.

For a more detailed description of the BEP units, BEP GP units and the BEP Preferred Units, please refer to the BEP Annual Report, as updated by BEP’s subsequent filings with securities regulatory authorities in Canada that are incorporated by reference in this Circular.

Price Range and Trading Volume

The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the BEP units as reported by the TSX, being the market on which the BEP units are principally traded, for the calendar periods indicated:

	BEP Units (TSX: BEP.UN)
	High	Low	Volume
	(C$)	(C$)
2025
August	37.58	33.31	5,633,113
September	36.59	33.85	4,850,111
October	45.73	36.00	6,118,746
November	44.63	39.51	7,256,911
December	39.80	36.64	4,980,608
2026
January	41.32	37.20	6,273,655
February	44.74	40.13	6,389,354
March	45.81	39.73	7,249,250
April	49.31	43.57	7,560,410
May	51.89	44.33	6,363,695
June	52.86	47.65	7,120,929
July	49.99	44.10	8,476,577
August 1 – 21	49.25	45.05	4,674,811

The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the BEP units as reported by NYSE for the calendar periods indicated:

	BEP Units (NYSE: BEP)
	High	Low	Volume
	($)	($)
2025
August	27.33	24.13	9,715,598
September	26.32	24.48	9,534,818
October	32.72	25.81	18,163,229
November	31.75	28.04	22,655,182
December	28.72	26.30	11,428,718
2026
January	30.51	26.71	11,374,224
February	32.78	29.33	11,339,413
March	32.90	29.25	20,339,131
April	35.97	31.82	17,437,113
May	37.66	32.56	19,295,873
June	38.12	34.08	16,721,780
July	35.26	31.33	22,179,745
August 1 – 21	35.56	32.07	13,824,911

On July 21, 2026 the last trading day preceding the announcement of the Arrangement Agreement, the closing price of the BEP units was C$45.37 per BEP unit on the TSX and $32.18 per BEP unit on the NYSE. On April 30, 2026, the last trading day preceding the first announcement by BEP of its intention to pursue to the Transaction, the closing price of the BEP units was C$44.83 per BEP unit on the TSX and $33.11 per BEP unit on the NYSE. Unitholders are urged to obtain current market quotations for the BEP units.

Distribution Policy

BEP’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. BEP’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 70% of BEP’s FFO.

The BEP General Partner approved a 5% year-over-year increase in BEP’s quarterly distribution to $0.392 per BEP unit (or $1.568 per BEP unit annualized), starting with the distribution paid in March 2026. This increase is expected to be fully funded by organic growth initiatives and the operating levers embedded in the current portfolio, including the potential commercialization of BEP’s development pipeline at premium returns, margin expansion driven by revenue growth and cost-reduction initiatives, and inflation escalations embedded in BEP’s contracts.

BEP targets 5% to 9% annual distribution increase in light of growth it foresees in its operations. The BEP General Partner may declare dividends at its discretion. BEP is not required to make such distributions and no assurance can be given that BEP will make such distributions as intended.

During the past two years, BEP has paid the following distribution amounts for the quarter indicated. BEP currently plans to continue paying distributions on a quarterly basis.

Quarter	Amount ($)
Q3 2024	0.355
Q4 2024	0.355
Q1 2025	0.373
Q2 2025	0.373
Q3 2025	0.373
Q4 2025	0.373
Q1 2026	0.392
Q2 2026	0.392

Information Concerning BEP Post-Transaction

Pursuant to the Transaction, BEP Inc. will acquire all of the issued and outstanding BEP units and the BEP General Partner Shares and BEP will become a controlled subsidiary of BEP Inc. The BEP units will be delisted from the TSX and the NYSE. The BEP Preferred Units will continue to be listed on the TSX and NYSE, as applicable, and remain entitled to the same distributions and other preferences and privileges they currently have.

Documents Incorporated by Reference

The following documents of BEP, which have been filed with the securities regulatory authorities in Canada and, as applicable, filed with, or furnished to, the SEC, are incorporated by reference in, and form an integral part of, this Circular:

a.	BEP’s annual report on Form 20-F for the fiscal year ended December 31, 2025 filed on SEDAR+ and with the SEC on February 27, 2026 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes BEP’s audited consolidated financial statements as at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 and related notes, together with the independent registered public accounting firm’s report thereon and the report on the effectiveness of BEP’s internal control over financial reporting as at December 31, 2025 and BEP’s management’s discussion and analysis for the year ended December 31, 2025 (the “BEP Annual Report”);

b.	BEP’s statement of executive compensation for the year ended December 31, 2025 filed on SEDAR+ and with the SEC as Exhibit 99.1 to BEP’s Form 6-K on May 8, 2026; and

c.	BEP’s unaudited interim consolidated financial statements and related notes as at June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and June 30, 2025 and management’s discussion and analysis thereon, filed on SEDAR+ and with the SEC as Exhibit 99.1 to BEP’s Form 6-K on July 31, 2026 (the “BEP Q2 2026 MD&A”).

Any documents of BEP of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus (each as defined in NI 41-101) filed by BEP with the securities regulatory authorities in Canada after the date of this Circular will be deemed to be incorporated by reference in this Circular. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of BEP’s Corporate Secretary at 91 Front Street, 1st Floor, Hamilton, HM 12, Bermuda, 1-416-649-8172 (toll-free in North America at 1-833-236-0278), and are also available electronically on BEP’s SEDAR+ profile at www.sedarplus.ca and BEP’s EDGAR profile at www.sec.gov. Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING BEPC

Overview

BEPC was incorporated under the Business Corporations Act (British Columbia) on October 3, 2024. BEPC’s head office is located at 225 Liberty Street, 8th Floor, New York, NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The BEPC exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.

BEPC serves as an alternative investment vehicle for investors who prefer owning securities through a corporate structure. BEPC owns and operates long-life clean energy assets that provide stable, long-term contracted cash flows, or where uncontracted, are located in high-value power markets where BEPC can leverage its commercial capabilities to contract those assets. BEPC’s operations primarily include hydroelectric, onshore wind, utility-scale solar and distributed generation power generation in North and South America, Europe and Asia-Pacific. Upon Brookfield’s recommendation and allocation of opportunities to BEPC, BEPC intends to seek acquisition opportunities in other sectors with similar attributes and in which BEPC can deploy its operations-oriented approach to create value. BEPC’s current operations are primarily located in the United States, Brazil, Colombia and Europe. BEPC Shareholders have exposure to all regions BEP operates in as a result of the exchange feature attached to the BEPC exchangeable shares.

BEPC’s authorized share capital consists of (i) an unlimited number of BEPC exchangeable shares; and (ii) an unlimited number of BEPC class B shares. The BEPC exchangeable shares are structured with the intention of being economically equivalent to the BEP units. BEPC believes economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the BEP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP unit at any time. Given the economic equivalence, BEPC expects that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the BEP units and the combined business performance of Brookfield Renewable as a whole.

Holders of BEPC exchangeable shares are entitled to receive dividends as and when declared by the BEPC Board subject to the special rights of the holders of any shares ranking senior to the BEPC exchangeable shares with respect to priority in payment of dividends. Dividends on each BEPC exchangeable share are expected to be declared and paid at the same time and in the same amount per share as distributions on each BEP unit.

Holders of BEPC exchangeable shares have the right to exchange all or a portion of their BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) or its cash equivalent plus all unpaid accrued dividends, if any (the form of payment to be determined at the sole election of our group). BEP may elect to satisfy BEPC’s exchange obligation by acquiring all of the tendered BEPC exchangeable shares in exchange for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) or its cash equivalent plus all unpaid accrued dividends (the form of payment to be determined at the sole election of our group). In the event that a tendering holder of BEPC exchangeable shares has not received BEP units or its cash equivalent in satisfaction of tendered BEPC exchangeable shares, then such tendering holder will be entitled to receive the equivalent amount from BN pursuant to the Rights Agreement.

For a more detailed description of the BEPC exchangeable shares and BEPC class B shares, please refer to the BEPC Annual Report, as updated by BEPC’s subsequent filings with securities regulatory authorities in Canada that are incorporated by reference in this Circular.

Price Range and Trading Volume

The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the BEPC exchangeable shares as reported by the TSX, being the market on which the BEPC exchangeable shares are principally traded, for the calendar periods indicated:

	BEPC Exchangeable Shares (TSX: BEPC)
	High	Low	Volume
	(C$)	(C$)
2025
August	50.38	45.21	4,525,151
September	48.79	45.18	5,611,736
October	62.4	47.78	5,979,901
November	63.11	56.64	6,405,631
December	57.52	50.78	5,686,628
2026
January	57.56	52.31	4,789,165
February	61.66	55.21	5,256,438
March	59.67	50.84	5,303,535
April	60.58	47.29	5,437,280
May	55.5	46.89	8,114,805
June	56.27	50.48	7,583,878
July	53.57	44.86	7,072,312
August 1 – 21	50.42	45.78	4,658,694

The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the BEPC exchangeable shares as reported by NYSE for the calendar periods indicated:

	BEPC Exchangeable Shares (NYSE: BEPC)
	High	Low	Volume
	($)	($)
2025
August	36.53	32.76	15,925,619
September	35.08	32.76	17,169,916
October	44.71	34.39	26,113,007
November	45.10	40.17	26,303,786
December	41.37	36.81	18,886,337
2026
January	42.48	37.73	19,894,952
February	45.18	40.35	19,447,157
March	43.56	37.04	34,163,727
April	44.16	34.52	28,704,457
May	40.28	34.40	32,013,021
June	40.54	35.92	32,430,212

	BEPC Exchangeable Shares (NYSE: BEPC)
	High	Low	Volume
	($)	($)
July	37.85	31.82	37,366,444
August 1 – 21	36.36	32.84	28,538,786

On July 21, 2026 the last trading day preceding the announcement of the Arrangement Agreement, the closing price of the BEPC exchangeable shares was C$48.19 per BEPC exchangeable share on the TSX and $34.17 per BEPC exchangeable share on the NYSE. On April 30, 2026, the last trading day preceding the first announcement by BEPC of its intention to pursue to the Transaction, the closing price of the BEPC exchangeable shares was C$49.30 per BEPC exchangeable share on the TSX and $36.26 per BEPC exchangeable share on the NYSE. BEPC Shareholders are urged to obtain current market quotations for the BEPC exchangeable shares.

Dividend Policy

To provide BEPC Shareholders with an economic return equivalent to that of Unitholders, BEPC targets to pay dividends per BEPC exchangeable share that are identical to the distributions on each BEP unit.

The declaration and payment of cash dividends on the BEPC exchangeable shares is at the discretion of the BEPC Board. BEPC is not required to make such dividends and no assurance can be given that BEPC will pay such dividends as intended.

During the past two years, BEPC has paid the following dividend amounts on the BEPC exchangeable shares for the quarter indicated. BEPC currently plans to continue paying dividends on a quarterly basis.

Quarter	Amount ($)
Q3 2024	0.355
Q4 2024	0.355
Q1 2025	0.373
Q2 2025	0.373
Q3 2025	0.373
Q4 2025	0.373
Q1 2026	0.392
Q2 2026	0.392

Information Concerning BEPC Post-Transaction

If the BEPC Transaction Resolution is approved by the BEPC Shareholders (and all other conditions precedent to the Transaction are satisfied or waived), BEP Inc. will acquire control of Brookfield Renewable, and therefore BEPC will become a controlled subsidiary of BEP Inc. Pursuant to the Share Exchange, BEP Inc. will also acquire all of the issued and outstanding BEPC exchangeable shares. The BEPC exchangeable shares will be delisted from the TSX and the NYSE and BEPC will cease to be a reporting issuer and will be deregistered under the U.S. Exchange Act.

If the BEP Transaction Resolutions are approved by the Unitholders (and all other conditions precedent to the Transaction are satisfied or waived) but the BEPC Transaction Resolution is not approved by BEPC Shareholders, the Transaction will be completed except that the Share Exchange will not occur. In this scenario, BEP and BEPC will still become subsidiaries of BEP Inc., except that all holders of BEPC exchangeable shares will retain their existing securities and the BEPC exchangeable shares will remain listed on the TSX and NYSE and continue to trade under the symbol “BEPC”. Following the completion of the Transaction, BEP Inc. will be the successor to BEP and the BEP Inc. Class A Shares will represent the equity interests of BEP (or the successor to BEP) for which the BEP units have been exchanged for purposes of the articles of BEPC and related agreements. As a result, each BEPC exchangeable share will be entitled to receive identical dividends to the dividends paid on each BEP Inc. Class A Share and will be exchangeable at the option of the holder for one BEP Inc. Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). Further, BEP Inc. will retain the right BEP has today under the BEPC articles to require BEPC Shareholders to exchange their BEPC exchangeable shares under certain circumstances, including if BEPC provides written notice to BEPC Shareholders to redeem all of the then outstanding BEPC exchangeable shares or upon any liquidation, dissolution or winding up of BEPC or BEP Inc.

Documents Incorporated by Reference

The following documents of BEPC, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are incorporated by reference in, and form an integral part of, this Circular:

a.	BEPC’s annual report on Form 20-F for the fiscal year ended December 31, 2025 filed on SEDAR+ and with the SEC on February 27, 2026 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes BEPC’s audited consolidated financial statements as at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 and related notes, together with the independent registered public accounting firm’s report thereon and the report on the effectiveness of BEPC’s internal control over financial reporting as at December 31, 2025 and BEPC’s management’s discussion and analysis for the year ended December 31, 2025 (the “BEPC Annual Report”);

b.	BEPC’s unaudited interim condensed consolidated financial statements and related notes as at June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and June 30, 2025 and management’s discussion and analysis thereon, filed on SEDAR+ and with the SEC as Exhibit 99.1 to BEPC’s Form 6-K on July 31, 2026 (the “BEPC Q2 2026 MD&A”); and

c.	BEPC’s management information circular dated May 1, 2026 regarding BEPC’s 2026 annual meeting of BEPC Shareholders, filed on SEDAR+ and with the SEC as Exhibit 99.1 to BEPC’s Form 6-K on May 15, 2026 (the “BEPC 2026 Annual Management Information Circular”).

Any documents of BEPC of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus and any template version of marketing materials (each as defined in NI 41-101) filed by BEPC with the securities regulatory authorities in Canada after the date of this Circular will be deemed to be incorporated by reference in this Circular. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of BEP’s Corporate Secretary at 91 Front Street, 1st Floor, Hamilton, HM 12, Bermuda, 1-416-649-8172 (toll-free in North America at 1-833-236-0278), and are also available electronically on BEPC’s SEDAR+ profile at www.sedarplus.ca and BEPC’s EDGAR profile at www.sec.gov. Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

COMPARISON OF RIGHTS OF SECURITYHOLDERS

BEP Inc. is a corporation existing under British Columbia law. BEP is an exempted limited partnership existing under Bermuda law. BEPC is a corporation existing under British Columbia law. The rights of holders of BEP Inc. Class A Shares will be governed by the BCBCA and BEP Inc.’s articles. The rights of Unitholders are governed by the BEP Limited Partnership Agreement and certain provisions of Bermuda law. The rights of BEPC Shareholders are governed by the BCBCA and BEPC’s articles.

The following comparison is a summary of certain material differences between the rights of holders of BEP Inc. Class A Shares, Unitholders and BEPC Shareholders under the governing documents of BEP Inc., BEP and BEPC and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the BCBCA, (ii) the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and the Bermuda Partnership Act 1902, (iii) the BEP Limited Partnership Agreement as amended from time to time, (iv) the bye-laws of BEP General Partner and (v) BEPC’s articles.

This section does not include a complete description of all the differences between the rights of holders of BEP Inc. Class A Shares, Unitholders and BEPC Shareholders, nor does it include a complete description of the rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. See “Information Concerning BEP Inc.”, “Information Concerning BEP” and “Information Concerning BEPC”.

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS
Corporate Governance	BEP Inc. is a corporation formed under the laws of the Province of British Columbia. The rights of holders of BEP Inc. Class A Shares, upon completion of the Transaction, will be governed by the BCBCA and BEP Inc.’s articles.	BEPC is a corporation formed under the laws of the Province of British Columbia. The rights of BEPC Shareholders are governed by the BCBCA and BEPC’s articles.	BEP is a Bermuda-exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The BEP Limited Partnership Agreement provides for the management and control of BEP by a general partner being the BEP General Partner.
Authorized Capital

BEP Inc. is authorized to issue an unlimited number of: (i) BEP Inc. Class A Shares; (ii) BEP Inc. Class B Shares; (iii) BEP Inc. Class I Shares; and (iv) BEP Inc. Class A Preferred Shares, issuable in series. All BEP Inc. Class A Shares, BEP Inc. Class B Shares, BEP Inc. Class I Shares and BEP Inc. Class A Preferred Shares will be issued without par value.

Subject to BEP Inc.’s articles, including the terms of the shares then outstanding, BEP Inc.’s board of directors has broad rights to issue additional shares for any purpose, at any time and on such terms and conditions as it may determine without the approval of any shareholders. Any additional shares may be issued in one or more classes, or one or more series of classes,

BEPC is authorized to issue an unlimited number of: (i) BEPC exchangeable shares; and (ii) BEPC class B shares. All BEPC exchangeable shares and BEPC class B shares are issued without par value.

Subject to the BEPC articles, including the terms of the shares then outstanding, the BEPC Board has broad rights to issue additional shares (including new classes of shares and options, rights, warrants, and appreciation rights relating to such shares) for any purpose, at any time and on such terms and conditions as it may determine without the approval of any shareholders. Any additional shares may be issued in one or more classes, or one or more series of classes, with such designations, preferences,

BEP’s interests consist of the BEP GP units, which represent the general partnership interest, the BEP units and the BEP Preferred Units, representing limited partnership interests in BEP, and any additional partnership interests representing limited partnership interests that it may issue in the future.

The BEP General Partner has broad rights to cause BEP to issue additional partnership interests and may cause BEP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners, subject to the

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS

with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of shares) as may be determined by BEP Inc.’s board of directors in its sole discretion.

rights, powers and duties (which may be senior to existing classes and series of shares) as may be determined by the BEPC Board in its sole discretion.

Any amendment or modification that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a BEP unit requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield, voting as a class or, in the event that there is more than one non-overlapping director of BEPC, the approval of a majority of such non-overlapping directors.

terms of any BEP Preferred Units then outstanding. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BEP General Partner in its sole discretion, all without the approval of BEP’s limited partners.

Voting Rights

Except as otherwise expressly provided in the articles or as required by law, the holders of BEP Inc. Class A Shares and BEP Inc. Class B Shares will vote together and not as separate classes. Each holder of BEP Inc. Class A Shares will be entitled to cast one vote per BEP Inc. Class A Share on all matters submitted to a vote. On each such matter, the holders of BEP Inc. Class B Shares as a class will be entitled to cast, in the aggregate, a number of votes equal to the number of outstanding BEP Inc. Class A Shares held on the record date for determination of the shareholders entitled to vote at the applicable meeting minus 100, as adjusted from time to time to reflect any subdivision or consolidation of the BEP Inc. Class A Shares and BEP Inc. Class B Shares. The aggregate number of votes attached to the BEP Inc. Class B Shares shall be allocated to the outstanding BEP Inc. Class B Shares on a pro rata basis.

Quorum for the transaction of business at a meeting of shareholders will be at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 51% of the votes

Except as otherwise expressly provided in the articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. Each holder of a BEPC exchangeable share is entitled to cast one vote per BEPC exchangeable share on all matters submitted to a vote. On each such matter, the holders of BEPC class B shares are entitled to cast a number of votes per BEPC class B share equal to three times the number of BEPC exchangeable shares issued and outstanding divided by the number of BEPC class B Shares then issued and outstanding. As Brookfield Renewable holds all of the BEPC class B shares, it holds 75% of the votes eligible to be cast on all matters where the BEPC exchangeable shares and BEPC class B shares vote together.

Quorum for the transaction of business at a meeting of shareholders is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares entitled to be voted at the meeting.

Limited partners are not entitled to vote on matters relating to BEP, although Unitholders are entitled to consent to certain matters with respect to certain amendments to the BEP Limited Partnership Agreement and certain matters with respect to the withdrawal of the BEP General Partner. Each BEP unit entitles the holder thereof to one vote for the purposes of any approvals of Unitholders. In addition to their rights under the BEP Limited Partnership Agreement, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules or applicable law.

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS
attached to the shares entitled to be voted at the meeting.
Size of Board	Following the Transaction, the BEP Inc. Board will be set at six (6) directors. The size of the BEP Inc. Board must be greater than three (3) directors and shall be determined from time to time by a resolution of BEP Inc.’s directors and subject to its articles.

The BEPC Board is set at eight (8) directors. The BEPC Board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of BEPC’s directors and subject to its articles. The BEPC Board mirrors the BEP Board, except for two additional non-overlapping directors to assist BEPC with, among other things, resolving any conflicts that may arise from BEPC’s relationship with BEP.

At least three (3) directors and at least a majority of the directors holding office must be independent of BEPC, as determined by the full board using the standards for independence established by the NYSE.

The BEP Board is currently set at six (6) directors. The BEP Board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the BEP General Partner and subject to its bye-laws and the Bermuda Companies Act 1981. At least three (3) directors and at least a majority of the directors holding office must be independent of the BEP General Partner and Brookfield, as determined by the full BEP Board using the standards of independence established by NYSE.
Election and Removal of Directors	BEP Inc.’s board of directors is elected by its shareholders and each of BEP Inc.’s directors will serve until immediately before the election or appointment of directors at the next annual meeting of shareholders of BEP Inc. or his or her death, resignation or removal from office, whichever occurs first. Vacancies on BEP Inc.’s board of directors may be filled and additional directors may be added by a resolution of BEP Inc.’s shareholders or a vote of the directors then in office. A director may be removed from office by a special resolution duly passed by BEP Inc.’s shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of BEP Inc. and does not promptly resign. A director will be automatically removed from BEP Inc.’s board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors	The BEPC Board is elected by the shareholders of BEPC and each of BEPC’s current directors will serve until immediately before the election or appointment of directors at the next annual meeting of shareholders of BEPC or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the BEPC Board may be filled and additional directors may be added by a resolution of BEPC’s shareholders or a vote of the directors then in office. A director may be removed from office by a special resolution duly passed by BEPC’s shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of BEPC and does not promptly resign. A director will be automatically removed from the BEPC Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes	The BEP Board was appointed by the shareholders of the BEP General Partner and each of its current directors will serve for such term as the shareholders by resolution may determine, or in the absence of such determination, until the close of the next annual meeting of shareholders of the BEP General Partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the BEP Board may be filled and additional directors may be added by a resolution of the shareholders of the BEP General Partner or a vote of the directors then in office, subject to the terms of the BEP General Partner’s bye-laws. A director may be removed from office by a resolution duly passed by the shareholders of the BEP General Partner or, if the director has been absent without leave from three consecutive meetings of the BEP Board, by a written resolution requesting resignation signed by all other directors then holding office. A director will be

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS
	or becomes disqualified by law from acting as a director pursuant to the BCBCA.	disqualified by law from acting as a director pursuant to the BCBCA.	automatically removed from the BEP Board if he or she resigns by written notice delivered to the registered office or tendered at a board meeting, becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.
Process to Amend the Governing Instruments

BEP Inc. may from time to time amend, modify or repeal any provision contained in the articles of BEP Inc. in a manner authorized by the BCBCA.

Under the BCBCA, alteration of the notice of articles generally requires authorization by either court order, by special resolution (a two-thirds (2/3rds) vote of all eligible votes cast at the relevant meeting) or by the methods specified in BEP Inc.’s articles. Certain alterations such as changes to company name or address or a change in directors will not require authorization by the above-mentioned methods. Some alterations (such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of such class or series) will entitle the affected class or series to consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote.

Under the BCBCA, BEP Inc. may resolve to alter its articles by the type of resolution specified in the BCBCA, if not specified in the BCBCA, by the type of resolution specified in BEP Inc.’s articles or if neither the BCBCA or BEP Inc.’s articles specify the type of resolution, by a two-thirds (2/3rds) vote of all voting shares; provided however, if such alteration would prejudice or interfere with the rights of a particular class or series, such class or series must consent by special resolution to the alteration, whether or not such

BEPC may from time to time amend, modify or repeal any provision contained in the articles of BEPC in a manner authorized by the BCBCA.

Under the BCBCA, alteration of the notice of articles generally requires authorization by either court order, by a two-thirds (2/3rds) vote of all eligible votes cast or by the methods specified in BEPC’s articles. Certain alterations such as changes to BEPC’s name or address or a change in directors will not require authorization by the above-mentioned methods. Some alterations (such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of such class or series) will entitle the affected class or series to consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote. In the case of the BEPC exchangeable shares specifically, any such approval requires the affirmative vote of not less than two-thirds of the votes cast at a duly called meeting of holders of BEPC exchangeable shares at which holders of at least 10% of the outstanding BEPC exchangeable shares are present or represented by proxy.

Under the BCBCA, BEPC may resolve to alter its articles by the type of resolution specified in the BCBCA, if not specified in the BCBCA, by the type of resolution specified in its articles or if neither the BCBCA or its articles specify the type of resolution, by a two-thirds

Amendments to the BEP Limited Partnership Agreement may be proposed only by or with the consent of the BEP General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the BEP General Partner must seek approval of at least 66⅔% of outstanding BEP units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.

No amendment may be made that would: (i) enlarge the obligations of any limited partner without its consent, except any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BEP to, the BEP General Partner or any of its affiliates without the consent of the BEP General Partner, which may be given or withheld in its sole discretion. The provision of the BEP Limited Partnership Agreement preventing the amendments having the effects described in clauses (i) and (ii) above can be amended upon the approval of the holders of at least 90% of the outstanding BEP units.

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS
class or series otherwise carries the right to vote.

(2/3rds) vote of all eligible votes cast; provided however, if such alteration would prejudice or interfere with the rights of a particular class or series, such class or series must consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote.

Subject to applicable law, the BEP General Partner may generally make amendments to the BEP Limited Partnership Agreement without the approval of any limited partner to reflect a variety of matters.

For more information, see “Item 10.B Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Amendment of Our Limited Partnership Agreement” in the BEP Annual Report, which is incorporated by reference in this Circular.

Special Meetings of the Shareholders	A special meeting of the shareholders for any purpose or purposes may be called only by BEP Inc.’s board of directors on a date not less than twenty-one (21) days nor more than two (2) months after the sending of the notice of the meeting to each shareholder of record entitled to vote at such meeting.

A special meeting of the shareholders for any purpose or purposes may be called only by the BEPC Board on a date not less than twenty-one (21) days nor more than two (2) months after the sending of the notice of the meeting to each shareholder of record entitled to vote at such meeting.

The BEP General Partner may call special meetings of the limited partners at a time and place outside of Canada determined by the BEP General Partner on a date not less than ten (10) days nor more than sixty (60) days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the BEP General Partner (which may not be less than ten (10) nor more than sixty (60) days before the meeting) are entitled to notice of any meeting.
Written Consent in Lieu of Meeting	Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds (2/3rds) of the shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution or an exceptional resolution.	Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds (2/3rds) of the shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution or an exceptional resolution.

Written consents may be solicited only by or on behalf of the BEP General Partner and an approval in writing setting forth the action to be taken is signed by limited partners owning not less than the minimum percentage of the BEP units that would be necessary to authorize or take such action at a meeting at which all the applicable limited partners were present and voted.. Any such consent solicitation may specify that any written consents must be returned to BEP within the time period, which may not be less than twenty (20) days, specified by the BEP General Partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the BEP General Partner may set a record

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS

date, which may be not less than ten (10) nor more than sixty (60) days before the date by which record holders are requested in writing by the BEP General Partner to provide such consents. Only those holders of partnership interests on the record date established by the BEP General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Limitation of Liability and Indemnification of Directors and Officers

No director will be personally liable to BEP Inc. or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in BEP Inc.’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to BEP Inc.

To the fullest extent permitted by law, BEP Inc. will indemnify any present or former director or officer of BEP Inc. (or a person serving as a director, officer, trustee, employee or agent of another corporation), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred.

No director is personally liable to BEPC or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in BEPC’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to BEPC.

To the fullest extent permitted by law, BEPC will indemnify any present or former director or officer of BEPC (or a person serving as a director or officer, of another corporation that is or was an affiliate of BEPC), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred.

BEPC may enter into agreements with any such

Under the BEP Limited Partnership Agreement, BEP is required to indemnify to the fullest extent permitted by law the BEP General Partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of a holding entity or operating entity of BEP and any other person designated by the BEP General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BEP’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have

BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS

Subject to any restrictions in the BCBCA, BEP Inc. may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for BEP Inc.

BEP Inc. may enter into agreements with any such person to provide such indemnification. The right to indemnification includes the right to be paid by BEP Inc. the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by BEP Inc. within sixty (60) days after the receipt by BEP Inc. of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the articles).

BEP Inc. will not indemnify any present or former director or officer of BEP Inc. for acts of bad faith, fraud, willful misfeasance, gross negligence, knowing violation of law or reckless disregard of the director’s duties or for any act for which indemnification is prohibited under the BCBCA.

person to provide such indemnification. The right to indemnification includes the right to be paid by BEPC the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by BEPC within sixty (60) days after the receipt by BEPC of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the articles).

BEPC will not indemnify any present or former director or officer of BEPC for acts of bad faith, fraud, willful misfeasance, gross negligence, knowing violation of law or reckless disregard of the director’s duties or for any act for which indemnification is prohibited under the BCBCA.

been unlawful; and (ii) any matter that is approved by a majority of the members of the independent committee of the BEP General Partner will not constitute a breach of the BEP Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. The BEP Limited Partnership Agreement requires BEP to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

The BEP General Partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under the BEP General Partner’s bye-laws, the BEP General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representatives, shareholders, employees or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BEP’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the BEP General

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS
.

Partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The BEP General Partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Dividends and Distributions	Subject to applicable law, the holders of BEP Inc. Class A Shares will be entitled to receive dividends as and when declared by the BEP Inc. Board subject to the prior rights of the BEP Inc. Class A Preferred Shares and any other shares ranking senior to the BEP Inc. Class A Shares and shall rank equally with BEP Inc. Class B Shares and the BEP Inc. Class I Shares with respect to priority in payment of dividends. Each BEP Inc. Class A Share will receive dividends of the same type and in an amount per share equal to any dividend declared and paid on each BEP Inc. Class B Share. The record date and payment date of the dividends on the BEP Inc. Class A Shares will be the same record date and payment date for the corresponding dividend on the BEP Inc. Class B Shares and the BEP Inc. Class I Shares, each as approved by the BEP Inc. Board.

Pursuant to the articles and subject to the prior rights of holders of all classes at the time outstanding having prior rights as to dividends, each BEPC exchangeable share entitles its holder to a dividend, in a cash amount equal in value to (i) the amount of any distribution made on a BEP unit multiplied by (ii) the conversion factor determined in accordance with the articles and in effect on the date of declaration of such dividend (which conversion factor will initially be one, subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP). The record and payment dates for the dividends upon the BEPC exchangeable shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for distributions on the BEP units.

If the full amount of a dividend for a BEPC exchangeable share is not declared and paid concurrent with a distribution on the BEP units, then the undeclared or unpaid amount of such dividend shall accrue and accumulate (without interest), whether or not

Distributions to partners of BEP will be made only as determined by the BEP General Partner in its sole discretion in accordance with the BEP Limited Partnership Agreement and the partners’ percentage interests. However, the BEP General Partner will not be permitted to cause BEP to make a distribution if BEP does not have sufficient cash on hand to make the distribution, the distribution would render BEP insolvent, or if, in the opinion of the BEP General Partner, the distribution would leave BEP with insufficient funds to meet any future or contingent obligations, or the distribution would contravene applicable laws.

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS

BEPC has earnings, whether or not there are funds legally available for the payment thereof and whether or not such dividend has been declared or authorized. Any dividend payment for BEPC exchangeable shares made shall first be credited against the earliest accumulated but unpaid dividends for BEPC exchangeable shares due which remain payable, which BEPC refers to as unpaid dividends. All dividends for BEPC exchangeable shares shall be paid prior and in preference to any dividends or distributions on the BEPC class B shares. Share dividends, if any, paid on the BEPC exchangeable shares and BEPC class B shares will be declared contemporaneously and paid at the same time in equal numbers of additional shares of the same class and series such that share dividends will be paid in BEPC exchangeable shares to Shareholders and in BEPC class B shares to holders of the BEPC class B shares. The Shareholders shall not be entitled to any dividends from BEPC other than dividends for the BEPC exchangeable shares.

Exchange by Holder	N/A	Shareholders have the right to exchange all or a portion of their BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) or its cash equivalent based on the NYSE closing price of one BEP unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the election of BEPC). BEP may elect to satisfy BEPC’s exchange obligation by acquiring all of the tendered BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital	N/A

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS
events by BEPC or BEP) or its cash equivalent based on the NYSE closing price of one BEP unit on the date that the request for exchange is received by BEPC’s transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid accrued dividends, if any (the form of payment to be determined at the election of BEP). For more information, see “Item 10.B Memorandum and Articles of Association—BEPC Exchangeable Shares—Exchange by Holder” in the BEPC Annual Report, which is incorporated by reference in this Circular.
Redemption by Issuer	N/A

The BEPC Board has the right upon sixty (60) days’ prior written notice to Shareholders to redeem all of the then outstanding BEPC exchangeable shares at any time and for any reason, in its sole discretion subject to applicable law, including without limitation following the occurrence of certain redemption events described in Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Redemption by Issuer” in the BEPC Annual Report, which is incorporated by reference in this Circular. In addition, the holder of BEPC class B shares may deliver a notice to BEPC specifying a redemption date upon which BEPC shall redeem all of the then outstanding BEPC exchangeable shares, and upon sixty (60) days’ prior written notice from BEPC to Shareholders and without the consent of Shareholders, BEPC shall be required to redeem all of the then outstanding BEPC exchangeable shares on such redemption date, subject to applicable law. Any redemption is subject to compliance with the solvency test in section 79 of the BCBCA

Upon any such redemption event, the Shareholders shall be entitled to one BEP unit per BEPC exchangeable share held (subject

N/A

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS

to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) plus all unpaid accrued dividends, if any.

Upon any liquidation, dissolution or winding up of BEP, including where substantially concurrent with a liquidation, dissolution or winding up of BEPC, all of the then outstanding BEPC exchangeable shares may be automatically redeemed by BEPC, in its sole and absolute discretion on the day prior to the liquidation, dissolution or winding up of BEP. In such case each holder of BEPC exchangeable shares shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of BEPC) plus all unpaid accrued dividends. See Item 10.B “Memorandum and Articles of Association— BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events” in the BEPC Annual Report, which is incorporated by reference in this Circular.

Liquidation

Upon any liquidation, dissolution or winding up of BEP Inc., whether voluntary or involuntary, the BEP Inc. Class A Shares shall rank on a parity with the BEP Inc. Class B Shares and junior to the BEP Inc. Class A Preferred Shares, the BEP Inc. Class I Shares, and any other shares ranking senior to the BEP Inc. Class A Shares with respect to a liquidation event.

However, although the BEP Inc. Class I Shares rank senior to the

Upon any liquidation, dissolution or winding up of BEPC, and subject to the prior rights of holders of any other class of shares of BEPC ranking in priority or ratably with the BEPC exchangeable shares and after the payment in full to (i) any holder of BEPC exchangeable shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or

Upon BEP’s dissolution, unless BEP is continued as a new limited partnership, the liquidator authorized to wind-up BEP’s affairs will, acting with all of the powers of the BEP General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate BEP’s assets and apply the proceeds of the liquidation first, to discharge BEP’s liabilities as provided in the BEP Limited Partnership Agreement and by law, then to the BEP Preferred Units up to the

BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS

BEP Inc. Class A Shares and BEP Inc. Class B Shares on a Liquidation Event, the calculation of the Class I Liquidation Amount replicates the liquidation entitlement of the BRELP GP Units set out in the BRELP Limited Partnership Agreement, with the result being that the relative entitlements of the BEP Inc. Class A Shares, BEP Inc. Class B Shares and BEP Inc. Class I Shares on a BEP Inc. Liquidation Event are the same as those of the BEP units, REUs, BEP GP units and BRELP GP Units, as applicable, under the terms of the existing BEP Limited Partnership Agreement and BRELP Limited Partnership Agreement. See “Information Concerning BEP Inc. – Description of BEP Inc. Class I Shares – Liquidation Rights”.

winding up, any holder of BEPC class B shares that has submitted a notice of class B retraction at least thirty (30) days prior to the date of the liquidation, dissolution or winding up and (ii) any unpaid accrued dividends, the Shareholders shall be entitled to one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP described in the BEPC Annual Report) or its cash equivalent based on the NYSE closing price of one BEP unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of BEPC). If, upon any such liquidation, dissolution or winding up, the assets of BEPC are insufficient to make such payment in full, then the assets of BEPC will be distributed among the Shareholders ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of BEPC, BEP may elect to acquire all of the outstanding BEPC exchangeable shares for one BEP unit per BEPC exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP) plus all unpaid accrued dividends, if any. See Item 10.B “Memorandum and Articles of Association—BEPC Exchangeable Shares—Adjustments to Reflect Certain Capital Events” in the BEPC Annual Report, which is incorporated by reference in this Circular. The acquisition by BEP of all the outstanding BEPC exchangeable shares will occur on the day prior to the effective date of the liquidation, amount of the liquidation entitlement of the BEP Preferred Units, and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. In the event that the BEP’s assets to be distributed to the holders of BEP Preferred Units upon liquidation is not sufficient to pay the full amount of the liquidation entitlement of the BEP Preferred Units, the amount available for distribution shall be paid to the holders of BEP Preferred Units pro rata according to the percentages of their respective BEP Preferred Units held. The liquidator may defer liquidation of BEP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BEP’s assets would be impractical or would cause undue loss to the partners.

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS
dissolution or winding up of BEPC.
Fiduciary Duties	The directors of BEP Inc. have three principal responsibilities under the BCBCA and BEP Inc.’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of BEP Inc., and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	The BEPC Board has three principal responsibilities under the BCBCA and BEPC’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of BEPC, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The BEP Limited Partnership Agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to BEP and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the BEP General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
Protection of Shareholders	Under the BCBCA, pursuant to the oppression remedy, any holder of BEP Inc. Class A Shares may apply to court for an order where the affairs of BEP Inc. are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of BEP Inc. that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of BEP Inc. to enforce a right, duty or obligation owed to BEP Inc. that could be enforced by BEP Inc. itself or to obtain damages for any such breach of right, duty or obligation.	Under the BCBCA, pursuant to the oppression remedy, any holder of BEPC exchangeable shares may apply to court for an order where the affairs of BEPC are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of BEPC that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of BEPC to enforce a right, duty or obligation owed to BEPC that could be enforced by BEPC itself or to obtain damages for any such breach of right, duty or obligation.

There is no oppression remedy or derivative action remedy available under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992.

Furthermore, the BEP Limited Partnership Agreement also stipulates that unless otherwise determined by the BEP General Partner, a Person (as defined in the BEP Limited Partnership Agreement) shall not have pre-emptive, preferential or other similar rights in respect to the issuance of a BEP unit.

Transferability of Securities

Unless the articles of a British Columbia company contain restrictions on the transfer of shares, under the BCBCA, shares are presumed to be freely transferrable. Following the completion of the Transaction, BEP Inc.’s articles will not contain any restriction on the

Unless the articles of a British Columbia company contain restrictions on the transfer of shares, under the BCBCA, shares are presumed to be freely transferrable. BEPC’s articles do not restrict the transfer of BEPC exchangeable shares.

The BEP Limited Partnership Agreement provides that, subject only to certain customary limitations including that transfers must comply with applicable securities laws and the partnership’s tax status and existence and qualification as an exempted limited partnership

	BEP INC. CLASS A SHARES	BEPC EXCHANGEABLE SHARES	BEP UNITS
	transfer of BEP Inc. Class A Shares.		must be maintained, the BEP units are freely transferrable.
Choice of Forum for U.S. Securities Act Claims	BEP Inc.’s articles provide that unless BEP Inc. consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the US. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.	BEPC’s articles provide that unless BEPC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.	The BEP Limited Partnership Agreement provides that unless the BEP General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to BEP, BEPC and BEP Inc., the following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to Securityholders in respect of the Transaction.

This summary is applicable only to a Securityholder who, for purposes of the Tax Act and at all relevant times, is the beneficial owner of and holds its BEP units, BEPC exchangeable shares, BEP Inc. Notes and BEP Inc. Class A Shares as capital property and who deals at arm’s length and is not affiliated with BEP, BEPC, BEP Inc. and their respective affiliates (a “Holder”). Generally, the BEP units, BEPC exchangeable shares, BEP Inc. Notes and BEP Inc. Class A Shares will be considered to be capital property to a Holder, provided that the Holder does not use or hold them in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Securityholder: (i) that is a “financial institution” (as defined in subsection 142.2(1) of the Tax Act) for the purposes of the “mark-to-market property” rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) that makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires or has acquired their BEP units, BEPC exchangeable shares, BEP Inc. Notes or BEP Inc. Class A Shares as a “tax shelter investment” (and this summary assumes that no such persons hold such securities); (v) that would have, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BEP; (vi) to whom any affiliate of BEP or BEPC would be a “foreign affiliate” (as defined in the Tax Act); or (vii) that has entered into or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to their BEP units, BEPC exchangeable shares, BEP Inc. Notes or BEP Inc. Class A Shares. Any such holders should consult their own tax advisors.

This summary is based upon the facts set out in this Circular, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current published administrative practices and assessing policies of the CRA made available in writing prior to the date hereof. This summary assumes that all Tax Proposals will be enacted in the form proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative practices and assessing policies, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them.

This summary also assumes that BEP is not and will not be a “tax shelter” or a “tax shelter investment” (each as defined in the Tax Act), and that BEPC qualifies as a mutual fund corporation for the purposes of the Tax Act at all relevant times prior to the Effective Date. However, no assurance can be given in these regards.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the transactions described herein. Moreover, the income and other tax consequences will vary depending on the Holder’s particular circumstances, including the province or provinces in which the Holder resides or carries on business. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the BEP units, BEPC exchangeable shares, BEP Inc. Notes and BEP Inc. Class A Shares must be expressed in Canadian dollars, including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following portion of the summary is generally applicable to Holders who, for purposes of the Tax Act and, at all relevant times, are or are deemed to be resident in Canada (“Resident Holders”).

A Resident Holder who might not otherwise be considered to hold its BEPC exchangeable shares, BEP Inc. Notes or BEP Inc. Class A Shares as capital property may, in certain circumstances, be entitled to have such securities (but not its BEP units) and any other “Canadian security” (as defined in the Tax Act) held by the Resident Holder in the taxation year of the election and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Resident Holder contemplating making such an election should consult its own tax advisor.

Transfer of BEPC Exchangeable Shares to BEP Inc.

Class A Consideration Comprising of Only BEP Inc. Class A Shares

Unless a Resident Holder (other than a Resident Dissenter) includes any portion of the gain or loss otherwise determined in respect of the transfer of a Resident Holder’s BEPC exchangeable shares to BEP Inc. in computing its income for the taxation year in which the transfer occurs, on the transfer of a Resident Holder’s BEPC exchangeable shares in exchange for only BEP Inc. Class A Shares, such Resident Holder will be deemed to have disposed of all such BEPC exchangeable shares for proceeds of disposition equal to the Resident Holder’s aggregate adjusted cost base of such BEPC exchangeable shares immediately before the share transfer. The aggregate adjusted cost base of the BEP Inc. Class A Shares received by such Resident Holder will be equal to the aggregate adjusted cost base immediately before the share transfer of the BEPC exchangeable shares so transferred. Accordingly, a Resident Holder will not realize a capital gain or a capital loss as a result of such transfer.

Where a Resident Holder includes any portion of the gain or loss otherwise determined in respect of the transfer in computing its income for the taxation year in which the transfer occurs, the Resident Holder will realize a capital gain (or capital loss) on the BEPC exchangeable shares to the extent that the Resident Holder’s aggregate proceeds of disposition for the exchangeable shares, net of any reasonable costs of disposition, exceed (or are exceeded by) the aggregate adjusted cost base of the BEPC exchangeable shares to the Resident Holder immediately before the transfer. The Resident Holder’s proceeds of disposition for the BEPC exchangeable shares will be equal to the fair market value of the BEPC exchangeable shares so transferred. The Resident Holder’s aggregate adjusted cost base of the BEP Inc. Class A Shares received by the Resident Holder on the transfer will also be equal to that fair market value. The adjusted cost base of all BEP Inc. Class A Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the BEP Inc. Class A Shares acquired on the exchange with the adjusted cost base of all other BEP Inc. Class A Shares owned by the Resident Holder as capital property.

For a discussion of the tax treatment of capital gains and capital losses under the Tax Act, see the section titled “— Taxation of Capital Gains and Capital Losses” below.

Class A Consideration Comprising of BEP Inc. Class A Shares and BEP Inc. Notes – No Tax Election

Unless a valid joint election under subsection 85(1) of the Tax Act (or, in the case of an Eligible Canadian Holder which is a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial income tax law (collectively, the “Tax Election”) is made, a Resident Holder who exchanges its BEPC exchangeable shares with BEP Inc. for Class A Consideration which includes BEP Inc. Class A Shares and BEP Inc. Notes pursuant to the Transaction will be considered to have disposed of its BEPC shares for proceeds of disposition equal to the aggregate of the fair market value at the time of the exchange of such BEPC exchangeable shares. Such Resident Holders will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the aggregate adjusted cost base to the Resident Holder of the BEPC exchangeable shares so exchanged pursuant to the Transaction.

The cost of a BEP Inc. Note and BEP Inc. Class A Share comprising the Class A Consideration so received will be equal to the relevant portion of the fair market value of a BEPC exchangeable share attributable to such BEP Inc. Note or BEP Inc. Class A Share (as the case may be) for which it was exchanged at the time of the exchange. The adjusted cost base of all BEP Inc. Class A Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the BEP Inc. Class A Shares acquired on the exchange with the adjusted cost base of all other BEP Inc. Class A Shares owned by the Resident Holder as capital property.

For a discussion of the tax treatment of capital gains and capital losses under the Tax Act, see the section titled “— Taxation of Capital Gains and Capital Losses” below.

Class A Consideration Comprising of BEP Inc. Class A Shares and BEP Inc. Notes – Tax Election

An Eligible Canadian Holder who disposes of BEPC exchangeable shares and receives Class A Consideration which includes BEP Inc. Class A Shares and BEP Inc. Notes pursuant to the Transaction may obtain a full or partial tax deferral in respect of the disposition of a BEPC exchangeable share as a consequence of filing with the CRA (and, where applicable, with a provincial income tax authority) a Tax Election.

In general, an Eligible Canadian Holder may select an Elected Amount so as to fully or partially defer realizing a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” for purposes of the BEPC exchangeable shares means the amount selected by an Eligible Canadian Holder, subject to the limitations described below, in a Tax Election to be treated as the Eligible Canadian Holder’s proceeds of disposition of the BEPC exchangeable shares.

In general, where the election is made, the Elected Amount must comply with the following rules:

(a)	the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Canadian Holder of the BEPC exchangeable shares disposed of, determined at the time of the disposition, and the fair market value of the BEPC exchangeable shares at that time;

(b)	the Elected Amount may not be less than the fair market value of the consideration (excluding any BEP Inc. Class A Shares) received by the Eligible Canadian Holder as a result of the disposition; and

(c)	the Elected Amount may not exceed the fair market value of the BEPC exchangeable shares at the time of the disposition.

Elected Amounts which do not otherwise comply with the foregoing limitations will automatically be adjusted under the Tax Act so that they are in compliance with such limitations.

Subject to the limitations as described above and set out in the Tax Act, where an Eligible Canadian Holder and BEP Inc. make a valid Tax Election, the tax treatment to the Eligible Canadian Holder generally will be as follows:

(a)	the BEPC exchangeable shares will be deemed to have been disposed of by the Eligible Canadian Holder for proceeds of disposition equal to the Elected Amount;

(b)	if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Canadian Holder of the BEPC exchangeable shares, determined at the time of the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Canadian Holder;

(c)	to the extent that the Elected Amount exceeds (or is exceeded by) the aggregate of the adjusted cost base of the BEPC exchangeable shares to the Eligible Canadian Holder and any reasonable costs of disposition, the Eligible Canadian Holder will in general realize a capital gain (or capital loss);

(d)	the aggregate cost to the Eligible Canadian Holder of BEP Inc. Notes acquired as a result of the disposition of the BEPC exchangeable shares will equal the principal amount of BEP Inc. Notes received by the Eligible Canadian Holder as a result of the disposition; and

(e)	the aggregate cost to the Eligible Canadian Holder of BEP Inc. Class A Shares acquired as a result of the disposition of the BEPC exchangeable shares will equal the amount, if any, by which the Elected Amount exceeds the aggregate of the principal amount of BEP Inc. Notes received by the Eligible Canadian Holder as a result of the disposition, and such cost will be averaged with the adjusted cost base of all other BEP Inc. Class A Shares held by the Eligible Canadian Holder immediately prior to the disposition as capital property for the purpose of determining thereafter the adjusted cost base of each BEP Inc. Class A Share held by such Eligible Canadian Holder.

For further details regarding the Tax Election, see the section titled “— Procedure for Making a Tax Election” below.

Transfer of BEP Units to BEP Inc. (including pursuant to BEP Inc. exercising its overriding call right)

No Tax Election

The following applies to a Resident Holder who exchanges its BEP units with BEP Inc. for Class A Consideration pursuant to the Transaction. Unless a valid Tax Election is made, such Resident Holder will be considered to have disposed of its BEP units for proceeds of disposition equal to the aggregate of the fair market value at the time of the exchange of such BEP units. Such Resident Holders will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the aggregate adjusted cost base to the Resident Holder of the BEP units so exchanged pursuant to the Transaction.

The cost of BEP Inc. Notes and BEP Inc. Class A Shares comprising the Class A Consideration so received will be equal to the relevant portion of the fair market value of a BEP unit attributable to such BEP Inc. Notes or BEP Inc. Class A Shares (as the case may be) for which it was exchanged at the time of the exchange. The adjusted cost base of all BEP Inc. Class A Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the BEP Inc. Class A Shares acquired on the exchange with the adjusted cost base of all other BEP Inc. Class A Shares owned by the Resident Holder as capital property.

For a discussion of the tax treatment of capital gains and capital losses under the Tax Act, see the section titled “—Taxation of Capital Gains and Capital Losses” below.

Tax Election

The following applies to a Resident Holder who is an Eligible Canadian Holder. An Eligible Canadian Holder who receives Class A Consideration pursuant to the Transaction may obtain a full or partial tax deferral in respect of the disposition of a BEP unit as a consequence of filing with the CRA (and, where applicable, with a provincial income tax authority) a Tax Election.

In general, an Eligible Canadian Holder may select an Elected Amount so as to fully or partially defer realizing a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” for purposes of the BEP units means the amount selected by an Eligible Canadian Holder, subject to the limitations described below, in a Tax Election to be treated as the Eligible Canadian Holder’s proceeds of disposition of the BEP units.

In general, where the election is made, the Elected Amount must comply with the following rules:

(a)	the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Canadian Holder of the BEP units disposed of, determined at the time of the disposition, and the fair market value of such BEP units at that time;

(b)	the Elected Amount may not be less than the fair market value of the consideration (excluding any BEP Inc. Class A Shares) received by the Eligible Canadian Holder as a result of the disposition; and

(c)	the Elected Amount may not exceed the fair market value of such BEP units at the time of the disposition.

Elected Amounts which do not otherwise comply with the foregoing limitations will automatically be adjusted under the Tax Act so that they are in compliance with such limitations.

Subject to the limitations as described above and set out in the Tax Act, where an Eligible Canadian Holder and BEP Inc. make a valid Tax Election, the tax treatment to the Eligible Canadian Holder generally will be as follows:

(a)	the BEP units will be deemed to have been disposed of by the Eligible Canadian Holder for proceeds of disposition equal to the Elected Amount;

(b)	if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Canadian Holder of such BEP units, determined at the time of the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Canadian Holder;

(c)	to the extent that the Elected Amount exceeds (or is exceeded by) the aggregate of the adjusted cost base of such BEP units to the Eligible Canadian Holder and any reasonable costs of disposition, the Eligible Canadian Holder will in general realize a capital gain (or capital loss);

(d)	the aggregate cost to the Eligible Canadian Holder of BEP Inc. Notes, if any, acquired as a result of the disposition of such BEP units will equal the principal amount of BEP Inc. Notes received by the Eligible Canadian Holder as a result of the disposition; and

(e)	the aggregate cost to the Eligible Canadian Holder of BEP Inc. Class A Shares acquired as a result of the disposition of such BEP units will equal the amount, if any, by which the Elected Amount exceeds the aggregate of the principal amount of BEP Inc. Notes (if any) received by the Eligible Canadian Holder as a result of the disposition, and such cost will be averaged with the adjusted cost base of all other BEP Inc. Class A Shares held by the Eligible Canadian Holder immediately prior to the disposition as capital property for the purpose of determining thereafter the adjusted cost base of each BEP Inc. Class A Share held by such Eligible Canadian Holder.

For further details regarding the Tax Election, see the section titled “— Procedure for Making a Tax Election” below.

The adjusted cost base of all BEP Inc. Class A Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the BEP Inc. Class A Shares acquired on the exchange with the adjusted cost base of all other BEP Inc. Class A Shares owned by the Resident Holder as capital property.

For a discussion of the tax treatment of capital gains and capital losses under the Tax Act, see the section titled “— Taxation of Capital Gains and Capital Losses” below.

Procedure for Making a Tax Election

BEP Inc. has agreed to make a Tax Election with an Eligible Canadian Holder described in sections titled “—Transfer of BEPC Exchangeable Shares to BEP Inc.—Class A Consideration Comprising of BEP Inc. Class A Shares and BEP

Inc. Notes – Tax Election” and “—Transfer of BEP Units to BEP Inc. (including pursuant to BEP Inc. exercising its overriding call right) – Tax Election” above (a “Tax Election Holder”), at the amount determined by such Tax Election Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (or any applicable provincial income tax law). For further information and instructions, all such Tax Election Holders are urged to refer to the tax information on our website at https://bep.taxelection.ca or click on the “Corporate Simplification” drop down under the Stock Information tab at https://bep.brookfield.com.

Such information and instructions for the Tax Election will be made available no later than 90 days following the Effective Date and until at least April 1 of the year immediately following the calendar year in which the Effective Date occurs (the “Tax Election Portal Closing Date”). To complete a Tax Election form, a Tax Election Holder must provide the necessary information to BEP Inc. in accordance with the procedures set out on our website. The information will include the number of BEP units and/or BEPC exchangeable shares transferred, the Class A Consideration received and the applicable Elected Amount for the purposes of such election. BEP Inc. will make a Tax Election only with a Tax Election Holder, and at the Elected Amount subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (and any applicable provincial income tax law).

Subject to the information provided by a Tax Election Holder complying with the procedures set out on our website and the provisions of the Tax Act (and any applicable provincial income tax law) and provided the necessary information is received no later than the Tax Election Portal Closing Date, a Tax Election form will be signed by BEP Inc. and delivered to the Tax Election Holder, within thirty (30) days of receipt of such information by BEP Inc., for filing with the CRA (or the applicable provincial income tax authority).

Other than the foregoing obligation, neither BEP Inc. nor any successor corporation shall be responsible for the proper completion of any Tax Election form, nor for any taxes, interest or penalties resulting from the failure of a Tax Election Holder to properly complete or file such Tax Election form in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial tax law), and each Tax Election Holder is solely responsible for ensuring the Tax Election is completed correctly and filed with the CRA (and any applicable provincial income tax authority) by the required deadline. In its sole discretion, BEP Inc. or any successor corporation may choose to sign and deliver a Tax Election form to a Tax Election Holder if the necessary information is received by it after the Tax Election Portal Closing Date, but will have no obligation to do so and no assurances can be given that BEP Inc. or a successor corporation will do so. With the exception of the execution and delivery of completed Tax Election forms within thirty (30) days of receiving the required information from a Tax Election Holder in accordance with the procedures set out on our website, compliance with the requirements for making a valid Tax Election will be the sole responsibility of the Tax Election Holder making the election.

For the CRA to accept a Tax Election without a late filing penalty being paid by a Tax Election Holder, the Tax Election form must be received by the CRA on or before the day that is the earliest of the days on or before which either BEP Inc. or the Tax Election Holder (or any partner thereof where the Tax Election Holder is a partnership) is required to file an income tax return for the taxation year in which the disposition occurs. BEP Inc.’s taxation year is the calendar year, although its taxation year may end earlier than December 31st as a result of an event such as an amalgamation. BEP Inc.’s income tax return is required to be filed within six months of its taxation year end. Tax Election Holders are urged to consult their own advisors as soon as possible respecting the deadlines (including, where applicable, provincial deadlines) applicable to their own particular circumstances; however, regardless of such deadlines, information necessary for a Tax Election Holder to make a Tax Election must be received by BEP Inc. in accordance with the procedures set out on our website no later than the Tax Election Portal Closing Date.

Any Tax Election Holder who does not ensure that information necessary to make a Tax Election has been received by BEP Inc. in accordance with the procedures set out on our website within the time period noted above may not be able to benefit from the tax deferral provisions in subsections 85(1) and 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial income tax law). Accordingly, all Tax Election Holders who wish to make a Tax Election with BEP Inc. should give their immediate attention to this matter. Tax Election Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 (archived) issued by the CRA for further information respecting the Tax Election. Tax Election Holders wishing to make the Tax Election are urged to consult their own tax advisors without delay. The comments herein with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

The BEP LPA Amendments

An amendment to the terms of a partnership interest may result in a disposition of such partnership interest to the holder thereof if the amendment results in the holder’s interest having sufficiently different characteristics and rights such that it is clearly distinguishable from the holder’s interest prior to the amendment. In the context of the Transaction, counsel is of the view that the BEP LPA Amendment should not result in a disposition of BEP units held by Resident Holders at the time of the BEP LPA Amendment. The remainder of this summary assumes that the BEP LPA Amendment will not result in a disposition of BEP units held by Resident Holders at the time of the BEP LPA Amendment pursuant to the Transaction.

Exchange of BEP Inc. Notes

Resident Holders who receive BEP Inc. Notes as part of the Class A Consideration and whose BEP Inc. Notes are exchanged with its applicable Specified Purchaser pursuant to the Transaction and its applicable Note Agreement, will generally realize a capital gain (or capital loss) equal to the amount by which the fair market value of the consideration received exceeds (or is exceeded by) the adjusted cost base to the Resident Holders of BEP Inc. Notes. As such BEP Inc. Notes are expected to have a fair market value equal to the cost of BEP Inc. Notes to a Resident Holder, no gain or loss is generally expected to be realized by a Resident Holder on the exchange of BEP Inc. Notes with its applicable Specified Purchaser. The cost of the consideration received on the exchange will generally be equal to the fair market value of BEP Inc. Notes so exchanged.

The Resident Holder’s applicable Specified Purchaser who exchanges BEP Inc. Notes received from the Resident Holder for BEP Inc. Class A Shares pursuant to the Transaction, will realize a capital gain (or capital loss) equal to the amount by which the fair market value of BEP Inc. Notes so exchanged exceeds (or is exceeded by) the adjusted cost base to the Specified Purchaser of BEP Inc. Notes. As such BEP Inc. Notes are generally expected to have a fair market value equal to the cost of BEP Inc. Notes to the Specified Purchaser, no gain or loss is generally expected to be realized by the Specified Purchaser on the exchange of BEP Inc. Notes for BEP Inc. Class A Shares. The cost of the BEP Inc. Class A Shares received on the exchange will be equal to the fair market value of BEP Inc. Notes so exchanged.

Such Resident Holder and its applicable Specified Purchaser should consult their own tax advisors for advice in respect of the exchange of BEP Inc. Notes and the consequences to them from such exchanges.

Holding and Disposing of BEP Inc. Class A Shares

Dividends on BEP Inc. Class A Shares

Dividends received or deemed to be received on the BEP Inc. Class A Shares will be subject to the gross-up and dividend tax credit rules applicable to dividends received on shares of a taxable Canadian corporation including the enhanced gross-up and dividend tax credit for “eligible dividends” received from taxable Canadian corporations where such dividends have been designated as eligible dividends by BEP Inc. There may be limitations on BEP Inc.’s ability to designate any particular dividend as an “eligible dividend” and BEP Inc. has made no commitments in this regard.

Dividends on the BEP Inc. Class A Shares received by a Resident Holder that is a corporation will generally be deductible by the corporation in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a holder that is a corporation as proceeds of disposition or a capital gain.

A Resident Holder which is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act, generally imposed on taxable dividends received on the BEP Inc. Class A Shares, to the extent that such dividends are deductible in computing its taxable income.

Disposition of BEP Inc. Class A Shares

A Resident Holder who disposes of a BEP Inc. Class A Share (other than to BEP Inc.) will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of BEP Inc. Class A Share immediately before the disposition. Any such capital loss realized by a Resident Holder that is a corporation (or certain partnerships or trusts of which a corporation is a member or beneficiary) will be reduced by the amount of taxable dividends received (or deemed to be received) on such Resident Holder’s BEP Inc. Class A Share, to the extent and in the circumstances provided for under the Tax Act. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

For a discussion of the tax treatment of capital gains and capital losses under the Tax Act see the section titled “—Taxation of Capital Gains and Capital Losses” below.

Resident Dissenting Shareholders

A Dissenting Shareholder that is a Resident Holder (a “Resident Dissenting Shareholder”) will transfer its BEPC exchangeable shares to BEPC for cancellation in exchange for a debt-claim in an amount equal to the fair value of such BEPC exchangeable shares at the Effective Time in accordance with the Plan of Arrangement. A Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the excess by which the amount paid by BEPC for such BEPC exchangeable shares (other than in respect of interest awarded by a court, if any), net of reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of such BEPC exchangeable shares for purposes of the Tax Act. For a discussion of the tax treatment of capital gains and capital losses under the Tax Act, see the section titled “— Taxation of Capital Gains and Capital Losses” below.

Interest awarded by a court to a Resident Dissenting Shareholder will be included in the Resident Dissenting Shareholder’s income for the purposes of the Tax Act.

Resident Dissenting Shareholders should consult their own tax advisors for advice in respect of the consequences to them of exercising Dissent Rights in respect of the Transaction.

Resident Dissenting Unitholders

A Dissenting Unitholder that is a Resident Holder (a “Resident Dissenting Unitholder”) will transfer its BEP units to BEP for cancellation in exchange for a debt-claim in an amount equal to the fair value of such BEP units at the Effective Time in accordance with the Plan of Arrangement. A Resident Dissenting Unitholder will realize a capital gain (or capital loss) equal to the excess by which the amount paid by BEP for such BEP units (other than in respect of interest awarded by a court, if any), net of reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of such BEP units for purposes of the Tax Act. For a discussion of the tax treatment of capital gains and capital losses under the Tax Act, see the section titled “— Taxation of Capital Gains and Capital Losses” below.

Interest awarded by a court to a Resident Dissenting Unitholder will be included in the Resident Dissenting Unitholder’s income for the purposes of the Tax Act.

Resident Dissenting Unitholders should consult their own tax advisors for advice in respect of the consequences to them of exercising Dissent Rights in respect of the Transaction.

Taxation of Capital Gains and Capital Losses

In general, one-half of the amount of any capital gain (a “taxable capital gain”) realized in a taxation year must be included in income. One-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year must be deducted from taxable capital gains realized in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year, to the extent and under the circumstances described in the Tax Act.

Additional Refundable Tax

A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or at any time in its taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” for the year, which is defined to include amounts in respect of net taxable capital gains, dividends received or deemed to be received (but not dividends or deemed dividends that are deductible in computing taxable income) and interest.

Alternative Minimum Tax

Resident Holders that are individuals (other than certain trusts) may be subject to alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors.

Tax Consequences to Resident Holders of the Ownership and Disposition of BEPC Exchangeable Shares if the Transaction is Approved by the Unitholders but not by the BEPC Shareholders

If the Transaction is approved by the Unitholders but not by the BEPC Shareholders, so that the Unit Exchange is completed, but the Share Exchange is not completed, then the Canadian federal income tax consequences to a Resident Holder of BEPC exchangeable shares with respect to the ownership and disposition of such shares are generally expected to be unchanged. BEPC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which the BEPC exchangeable shares are outstanding. If BEPC was to cease to qualify as a “mutual fund corporation”, material, adverse tax consequences to BEPC and Resident Holders may arise. Resident Holders of BEPC exchangeable shares are referred to the section titled “Certain Material Canadian Federal Income Tax Considerations” in the BEPC Annual Report for a description of certain material Canadian federal income tax consequences with respect to the ownership and disposition of BEPC exchangeable shares.

For Resident Holders of BEPC exchangeable shares, the Canadian federal income tax consequences associated with the exercise of exchange rights will be different in the event that the BEP Inc. Call Right is exercised in respect of such exchange following completion of the Transaction and the consideration paid by BEP Inc. consists of BEP Inc. Class A Shares. However, it is not anticipated that the BEP Inc. Call Right will be exercised.

Eligibility for Investment

The BEP Inc. Class A Shares and BEP Inc. Notes will be a “qualified investment” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plans (“RDSP”), registered education savings plan (“RESP”), a tax-free savings account (“TFSA”) or a first home savings account (“FHSA”) (other than, in the case of BEP Inc. Notes, a trust governed by a deferred profit sharing plan to which contributions are made by BEP Inc. or an employer with which BEP Inc. does not deal at arm’s length within the meaning of the Tax Act) (collectively, “Registered Plans”), provided that the BEP Inc. Class A Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the NYSE and the TSX).

Notwithstanding the foregoing, the holder of a TFSA, RDSP or FHSA, the subscriber of an RESP or the annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if the BEP Inc. Class A Shares or BEP Inc. Notes are a “prohibited investment” under the Tax Act for such TFSA, RDSP, FHSA, RESP, RRSP or RRIF. Generally, neither the BEP Inc. Class A Shares nor BEP Inc. Notes will be a “prohibited investment” for a trust governed by a TFSA, RDSP, FHSA, RESP, RRSP or RRIF, provided that the holder of the TFSA, RDSP or FHSA, the subscriber of an RESP or the annuitant under the RRSP or RRIF, as the case may be, deals at arm’s length with BEP Inc. for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) for purposes of such prohibited investment rules in BEP Inc. In addition, the BEP Inc. Class A Shares will not be such a “prohibited investment” if they are “excluded property” for purposes of such rules. Resident Holders who intend to hold their BEP Inc. Class A Shares or BEP Inc. Notes in a TFSA, RDSP, FHSA, RESP, RRSP, or RRIF should consult their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

Resident Holders who will hold their BEP Inc. Class A Shares or BEP Inc. Notes in a Registered Plan should consult their own tax advisors.

Holders not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold, is not deemed to use or hold, and will not be deemed to use or hold, its BEP units, BEPC exchangeable shares, BEP Inc. Notes, or BEP Inc. Class A Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such holders should consult their own tax advisors.

The following portion of the summary assumes that none of the BEP units, BEPC exchangeable shares, BEP Inc. Notes, or the BEP Inc. Class A Shares are or will at any relevant time constitute “taxable Canadian property” of any Non-Resident Holder. “Taxable Canadian property” of a taxpayer includes, but is not limited to, (i) property that is used or held in a business carried on in Canada and (ii) shares of a corporation or units of a partnership if more than 50% of the fair market value of the shares or units, as the case may be, is derived from certain Canadian properties during the 60-month period immediately preceding the particular time and, if such shares or units are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the NYSE and the TSX), 25% or more of the issued shares of any class of the corporation or 25% or more of the issued units of the partnership, as the case may be, were owned by or belonged to one or any combination of (i) the taxpayer, (ii) persons with whom the taxpayer did not deal at arm’s length, and (iii) partnerships in which the taxpayer or persons with whom the taxpayer did not deal at arm’s length holds a membership interest, directly or indirectly through one or more other partnerships.

BEP and BEPC do not expect the BEP units or BEPC exchangeable shares, respectively, to be “taxable Canadian property”.

BEP Inc. does not expect the BEP Inc. Class A Shares to be “taxable Canadian property” of any Non-Resident Holder and this summary assumes this to be the case. However, no assurance can be given in these regards. See “Risk Factors”.

Transfer of BEP Units to BEP Inc.

No tax will be payable under the Tax Act by a Non-Resident Holder as a consequence of the disposition of BEP units or BEPC exchangeable shares to BEP Inc.

Holding and Disposing of BEP Inc. Class A Shares

Dividends on BEP Inc. Class A Shares

A Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25% on any taxable dividends paid or credited or deemed to be paid or credited to such Non-Resident Holder on the BEP Inc. Class A Shares, subject to the reduction of such rate under an applicable income tax treaty or convention. If the dividend is beneficially owned by a Non-Resident Holder that is a resident of the United States and is entitled to the full benefits of the Canada-United States Tax Convention (the “Canada-US Treaty”), the rate of withholding tax is generally reduced to 15%.

Disposition of BEP Inc. Class A Shares

No tax will be payable under the Tax Act by a Non-Resident Holder as a consequence of the disposition of BEP Inc. Class A Shares (except for a disposition to BEP Inc.).

Dissenting Non-Resident Holders

A Dissenting Unitholder that is a Non-Resident Holder (a “Non-Resident Dissenting Unitholder”) will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized by such Non-Resident Dissenting Unitholder on the disposition of BEP units unless the BEP units constitute “taxable Canadian property” and are not “treaty-protected property” (each as defined in the Tax Act) of the Non-Resident Dissenting Unitholder at the time of disposition.

A Dissenting Shareholder that is a Non-Resident Holder (a “Non-Resident Dissenting Shareholder”) will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized by such Non-Resident Dissenting Shareholder on the disposition of BEPC exchangeable shares unless the BEPC exchangeable shares constitute “taxable Canadian property” and are not “treaty-protected property” (each as defined in the Tax Act) of the Non-Resident Dissenting Shareholder at the time of disposition.

Any interest paid or credited to a Non-Resident Dissenting Unitholder or a Non-Resident Dissenting Shareholder in respect of the exercise of Dissent Rights will not be subject to Canadian withholding tax, provided that such interest is not “participating debt interest” (as defined in the Tax Act). Non-Resident Holders should consult their own tax advisors in this regard.

Non-Resident Holders should consult their own tax advisors for advice in respect of the consequences to them of exercising Dissent Rights in respect of the Transaction.

Tax Consequences to Non-Resident Holders of the Ownership and Disposition of BEPC Exchangeable Shares if the Transaction is Approved by the Unitholders but not by the BEPC Shareholders

If the Transaction is approved by the Unitholders but not by the BEPC Shareholders, so that the Unit Exchange is completed, but the Share Exchange is not completed, then the Canadian federal income tax consequences to a Non-Resident Holder of BEPC exchangeable shares with respect to the ownership and disposition of such shares are generally expected to be unchanged. BEPC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which the BEPC exchangeable shares are outstanding. If BEPC was to cease to qualify as a “mutual fund corporation”, material, adverse tax consequences to BEPC and Non-Resident Holders may arise. Non-Resident Holders of BEPC exchangeable shares are referred to the section titled “Certain Material Canadian Federal Income Tax Considerations” in the BEPC Annual Report for a description of certain material Canadian federal income tax consequences with respect to the ownership and disposition of BEPC exchangeable shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Transaction and to the ownership and disposition of the BEP Inc. Class A Shares received pursuant to the Transaction. This summary is based on provisions of the Code, on the Treasury Regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authority, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary assumes that U.S. Holders and Non-U.S. Holders hold their BEP units, BEPC exchangeable shares, and BEP Inc. Class A Shares as “capital assets” within the meaning of the Code (generally, property held for investment). This summary also assumes that Section 7874 of the Code will not apply to the Transaction. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with, in the case of holders of BEP units, the operations of BEP and the purchase, ownership, and disposition of BEP units set forth in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors—Risks Relating to Taxation” in the BEP Annual Report, and, in the case of holders of BEPC exchangeable shares, the operations of BEPC and the purchase, ownership, and disposition of BEPC exchangeable shares set forth in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors—Risks Relating to Taxation” in the BEPC Annual Report. This summary is limited as described in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” in the BEP Annual Report, in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations” in the BEPC Annual Report, and as described herein.

This summary is necessarily general and may not apply to all categories of holders, some of whom may be subject to special rules, including, without limitation:

•	persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of the BEP units;

•	persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of either the total voting power or total value of the stock of BEPC;

•	persons that will own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of either the total voting power or total value of the stock of BEP Inc. immediately following the Unit Exchange or the Share Exchange;

•	dealers in securities or currencies;

•	financial institutions or financial services entities;

•	mutual funds;

•	life insurance companies;

•	persons that hold BEP units or BEPC exchangeable shares or that will hold BEP Inc. Class A Shares as part of a straddle, hedge, constructive sale, or conversion transaction with other investments;

•	persons whose BEP units, BEPC exchangeable shares, or BEP Inc. Class A Shares are loaned to a short seller to cover a short sale of such units or shares;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons who have elected mark-to-market accounting;

•	persons who hold BEP units or BEPC exchangeable shares or will hold BEP Inc. Class A Shares through a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes;

•	“passive foreign investment companies”, “controlled foreign corporations”, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to any alternative minimum tax or to the Medicare contribution tax on net investment income;

•	any Non-U.S. Holder treated for U.S. federal income tax purposes as a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the Transaction is completed;

•	any Non-U.S. Holder treated for U.S. federal income tax purposes as engaged in a trade or business within the United States (other than by reason of owning BEP units);

•	persons who received their BEP units or BEPC exchangeable shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	any U.S. Holder that receives distributions on BEP units, BEPC exchangeable shares, or BEP Inc. Class A Shares other than in U.S. dollars;

•	any U.S. Holder that receives cash other than in U.S. dollars upon their exercise of Dissent Rights in the Transaction;

•	any holder of both BEP units and BEPC exchangeable shares that exercises Dissent Rights in respect of one such interest, but not both;

•	any holder that enters into a Note Agreement;

•	any person that is treated for U.S. federal income tax purposes as having contributed property to BEP in exchange for BEP units (such as a former holder of BEPC exchangeable shares who received BEP units pursuant to BEP’s exercise of the BEP call right or a former holder of class A common stock of TerraForm Power, Inc. who received BEP units in exchange for such stock);

•	any holder of BEPC exchangeable shares who, at or around the time of the Transaction or otherwise in connection with the Transaction, exercises the exchange right associated with such shares;

•	any person that holds both BEP units and BEPC exchangeable shares at the time of the Transaction;

•	any person who, prior to the Transaction, holds (and following the completion of the Transaction will continue to hold) BEP Preferred Units; or

•	certain U.S. expatriates or former long-term residents of the United States.

The actual tax consequences of the Transaction and the ownership and disposition of BEP Inc. Class A Shares received pursuant to the Transaction will vary, depending on a holder’s individual circumstances.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of BEP units or BEPC exchangeable shares that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of BEP units or BEPC exchangeable shares, other than a U.S. Holder or an entity classified as a partnership (including for this purpose any arrangement or entity that is classified as a partnership for U.S. federal income tax purposes).

If a partnership, including for this purpose any arrangement or entity that is classified as a partnership for U.S. federal income tax purposes, holds BEP units or BEPC exchangeable shares or, upon the completion of the Transaction, BEP Inc. Class A Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of such partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Transaction and the ownership and disposition of BEP Inc. Class A Shares received pursuant to the Transaction.

THIS SUMMARY IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. SECURITYHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION AND, AFTER THE COMPLETION OF THE TRANSACTION, THE OWNERSHIP AND DISPOSITION OF BEP INC. CLASS A SHARES WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS OR ANY APPLICABLE INCOME TAX TREATY.

This summary assumes that the Transaction will be completed as described in the Plan of Arrangement, certain related agreements and documents, and this Circular. Except as otherwise provided, this summary assumes that either (i) the Unit Exchange and Share Exchange are completed or, alternatively, (ii) the Unit Exchange is completed, but the Share Exchange is not completed.

Partnership Status of BEP and BRELP

The U.S. federal income tax consequences of the Transaction and the ownership and disposition of the BEP Inc. Class A Shares received pursuant to the Transaction will depend, in part, on whether BEP and BRELP are classified as partnerships for U.S. federal income tax purposes. It is the opinion of Torys LLP, counsel to BEP, BEPC, and BEP Inc., that, based upon the Code, Treasury Regulations, published revenue rulings, and court decisions, and factual statements and representations made by the BEP General Partner and BREPH, as of the date hereof, each of BEP and BRELP will be classified as a partnership and not as an association or a publicly traded partnership taxable as a corporation for United States federal income tax purposes. An opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and provides no assurance that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

For purposes of this summary, references to BEP’s liabilities generally include BEP’s share of the liabilities of BRELP or of any other entity classified as a partnership or disregarded entity for U.S. federal income tax purposes, if BEP, directly or indirectly through one or more entities classified as partnerships or disregarded entities, owns an equity interest in such other entity (a “Fiscally Transparent Subsidiary”).

The remainder of this summary assumes that BEP and BRELP are and, at all times during the taxable year that includes the Effective Date, will continue to be treated as partnerships for U.S. federal income tax purposes.

Characterization of the BEPC Exchangeable Shares

The U.S. federal income tax consequences of the Transaction and the ownership and disposition of the BEP Inc. Class A Shares received pursuant to the Transaction depend, in part, on whether the BEPC exchangeable shares are, for U.S.

federal income tax purposes, treated as stock of BEPC and not as interests in BEP. BEPC and the BEP General Partner intend to take the position and believe that the BEPC exchangeable shares are properly characterized as stock of BEPC for U.S. federal income tax purposes. However, the treatment of the BEPC exchangeable shares as stock of BEPC is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the BEPC exchangeable shares. If the BEPC exchangeable shares are not treated as stock of BEPC and are instead treated as BEP units, then a holder of BEPC exchangeable shares generally would be expected to be taxed in the same manner as a holder of BEP units.

The remainder of this summary assumes that the BEPC exchangeable shares are and, at all times up to and including the Effective Date, will continue to be treated as stock of BEPC for U.S. federal income tax purposes.

Considerations Relating to Section 367(a) of the Code

In general, for a transfer of property by a U.S. person to a non-U.S. corporation to qualify for the nonrecognition of gain under certain provisions of the Code, certain additional requirements under Section 367(a) of the Code and the Treasury Regulations thereunder may apply. In determining whether these additional requirements apply to the Transaction, a U.S. Holder that exchanges BEP units for BEP Inc. Class A Shares pursuant to the Unit Exchange will be deemed to transfer to BEP Inc. a proportionate share of the assets of BEP, BRELP, and the Fiscally Transparent Subsidiaries. Such assets include, without limitation, the holder’s proportionate share of (i) equity interests in certain non-U.S. holding companies and other non-U.S. entities classified as corporations for U.S. federal income tax purposes (“Non-U.S. Equity Interests”); (ii) equity interests in certain U.S. holding companies and other U.S. entities classified as corporations for U.S. federal income tax purposes (“U.S. Equity Interests”); and (iii) loans made by BRELP or other Fiscally Transparent Subsidiaries to lower-tier entities (“Holdco Debt Obligations”).

With respect to the deemed transfer of Non-U.S. Equity Interests, additional special rules may apply to a U.S. Holder that, immediately after the Unit Exchange, actually or constructively owns 5% or more, by vote or value, of the issued and outstanding stock of BEP Inc. within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i). These additional special rules will also apply to any U.S. Holder that exchanges BEPC exchangeable shares for BEP Inc. Class A Shares pursuant to the Share Exchange and, immediately after the Share Exchange, actually or constructively owns 5% or more of the stock of BEP Inc., as described in the preceding sentence. With respect to the deemed transfer of U.S. Equity Interests, additional special rules may apply to a U.S. Holder that, immediately after the Unit Exchange, actually or constructively owns 5% or more, by vote or value, of the issued and outstanding stock of BEP Inc. within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii).

This summary does not address the special rules that may apply to a U.S. Holder, whether of BEP units or BEPC exchangeable shares, that is treated for U.S. federal income tax purposes as actually or constructively owning 5% or more, by vote or value, of the issued and outstanding stock of BEP Inc. (a “5% BEP Inc. Shareholder”), as described in the preceding paragraph. Such U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Unit Exchange or the Share Exchange, as applicable, with regard to their particular circumstances.

General

Except as otherwise noted, and subject to the limitations, assumptions, and qualifications described above under “Certain United States Federal Income Tax Considerations” and herein, the legal conclusions set forth below under the headings “Consequences to U.S. Holders” and “Consequences to Non-U.S. Holders” as to certain material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders relating to the Transaction and the ownership and disposition of BEP Inc. Class A Shares received pursuant to the Transaction constitute the opinion of Torys LLP, counsel to BEP, BEPC, and BEP Inc. This opinion is based upon and subject to certain assumptions, qualifications, limitations, and representations from BEP Inc., BEPC, BN, the BEP General Partner, and BREPH, as well as certain covenants and undertakings by the foregoing entities. Among other things, this opinion assumes the absence of relevant changes in fact or law between the date of this Circular and the Effective Date. If any of the assumptions, qualifications, limitations, representations, covenants, or undertakings is incorrect, incomplete, or inaccurate, or is violated, then the validity of this opinion may be affected, and the U.S. federal income tax consequences could differ, perhaps substantially, from those described in this Circular. An opinion of counsel represents counsel’s best legal judgment, but it does not bind the IRS or any court. Accordingly, notwithstanding this opinion, there can be no assurance that the IRS will not assert a position contrary to one or more of the conclusions set forth herein or that a court would not sustain such a challenge, in which case the U.S. federal income tax consequences to holders of BEP units or BEPC exchangeable shares could differ materially and adversely from the U.S. federal income tax consequences described below.

Tax Treatment of the Transaction

BEP, BEPC, and BEP Inc. intend for the exchange of BEP units for BEP Inc. Class A Shares pursuant to the Unit Exchange and of BEPC exchangeable shares for BEP Inc. Class A Shares pursuant to the Share Exchange, taken together with certain related transactions, to qualify as transfers described in Section 351 of the Code, so that holders of BEP units or BEPC exchangeable shares generally are not expected to recognize gain or loss for U.S. federal income tax purposes upon the Unit Exchange or Share Exchange, as discussed in greater detail below.

For tax-free treatment under Section 351 of the Code to apply, the Unit Exchange and Share Exchange must not constitute transfers of property to an “investment company”. Under Section 351 of the Code and the Treasury Regulations thereunder, a transfer of property will be treated as a transfer to an investment company only if, for U.S. federal income tax purposes: (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests; and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and, subject to certain exclusions, are “stock or securities” as defined in Section 351(e) of the Code. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary’s assets if the parent corporation owns 50% or more of the subsidiary corporation’s stock by voting power or value. An interest in an entity classified as a partnership for U.S. federal income tax purposes may be treated, in whole or in part, as a stock or security for purposes of this determination, depending on the relative values of the partnership assets that are treated as stock or securities (as defined for this purpose). Whether a corporation is an investment company ordinarily is determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, the determination will be made by reference to the later circumstances.

The potential for BEP Inc. to be treated as an investment company following the completion of the Transaction is subject to uncertainty. The tax rules governing the treatment of BEP Inc.’s assets held through corporate and non-corporate entities are complicated and ambiguous, and there is limited or no authority for applying these rules to complex organizational structures. It is therefore not free from doubt that BEP Inc. will avoid treatment as a corporation more than 80% of the value of whose assets are held for investment and, subject to certain exclusions, are stock or securities as defined in Section 351(e) of the Code. Nor is it free from doubt that the transfers of BEP units, BEPC exchangeable shares, and other assets to BEP Inc. pursuant to the Transaction will not result in diversification of a transferor’s interests. The relevant U.S. federal income tax rules relating to diversification are ambiguous, and there is limited or no authority for applying these rules to factual scenarios resembling the Transaction.

Subject to the considerations set forth below under “Consequences to U.S. Holders—Tax Consequences if the Unit Exchange Qualifies as Tax-Free Under Section 351 of the Code—Application of Section 367(a) of the Code”, it is the opinion of Torys LLP, counsel to BEP, BEPC, and BEP Inc., that it is more likely than not that each of the Unit Exchange and, if it occurs, the Share Exchange, taken together with certain related transactions, will qualify as a tax-free exchange described in Section 351 of the Code, without regard to whether the Transaction is approved by the BEPC Shareholders. Such opinion is based on factual and legal representations made by BEP Inc., BEPC, BN, the BEP General Partner, and BREPH, including representations as to the composition and relative values of the assets transferred to BEP Inc. pursuant to the Transaction. However, none of the foregoing parties has obtained or intends to obtain a ruling from the IRS that the Unit Exchange or the Share Exchange will qualify as a tax-free exchange described in Section 351 of the Code. An opinion of counsel represents counsel’s best legal judgment, but it does not bind the IRS or any court. Accordingly, there can be no assurance that the IRS will not challenge this position or that a court would not sustain such a challenge.

The following discussion addresses the U.S. federal income tax consequences that will apply to holders of BEP units and BEPC exchangeable shares (i) if, as intended, the Unit Exchange and Share Exchange qualify as tax-free exchanges described in Section 351 of the Code and (ii) if, contrary to expectation, the Unit Exchange and Share Exchange do not qualify as tax-free exchanges described in Section 351 of the Code.

Consequences to U.S. Holders

Tax Consequences if the Unit Exchange Qualifies as Tax-Free Under Section 351 of the Code

If, as expected, the Unit Exchange qualifies as a tax-free exchange described in Section 351 of the Code, then, subject to the discussion below under “Passive Foreign Investment Company Considerations” and “Application of Section 367(a) of the Code”, the U.S. federal income tax consequences to U.S. Holders of BEP units that receive BEP Inc. Class A Shares in the Unit Exchange will be as follows.

•	A U.S. Holder generally should recognize no gain in the Unit Exchange, except to the extent that (i) the U.S. Holder’s share of BEP’s liabilities assumed or deemed to be assumed by BEP Inc. pursuant to the Transaction exceeds the U.S. Holder’s aggregate adjusted tax basis in the holder’s BEP units or (ii) the U.S. Holder recognizes gain by reason of Section 367(a) of the Code, as discussed below. The BEP General Partner does not expect BEP to have any material liabilities outstanding as of the Effective Date. As a result, the BEP General Partner does not expect any U.S. Holder (with the possible exception of a 5% BEP Inc. Shareholder) to recognize gain in the Unit Exchange, subject to the discussion below under “Application of Section 367(a) of the Code”.

•	A U.S. Holder will recognize no loss in the Unit Exchange.

•	A U.S. Holder’s tax basis in the BEP Inc. Class A Shares received in the Unit Exchange generally is expected to be the same as the holder’s adjusted tax basis in the BEP units exchanged therefor, reduced by the amount of the U.S. Holder’s share of BEP’s liabilities assumed or deemed to be assumed by BEP Inc. pursuant to the Transaction, and increased by the amount of gain, if any, recognized upon the exchange.

•	A U.S. Holder generally will have a holding period for the BEP Inc. Class A Shares received in the Unit Exchange that includes its holding period for the BEP units surrendered in exchange therefor. However, to the extent a U.S. Holder is treated as receiving BEP Inc. Class A Shares in exchange for the holder’s share of certain property of BEP, BRELP, or a Fiscally Transparent Subsidiary described in Section 751 of the Code that is neither a capital asset nor a Section 1231 asset (as defined in the Code), IRS guidance indicates that the holding period of such BEP Inc. Class A Shares will begin on the day following the date of the Unit Exchange. The BEP General Partner does not expect BEP, BRELP, or any Fiscally Transparent Subsidiary to have any such property described in Section 751 of the Code, and therefore these special rules are not expected to apply. U.S. Holders of BEP units are urged to consult their tax advisors regarding the application of the foregoing rules, as well as the implications of certain “split holding period” rules with respect to partnership interests, in determining their holding period in BEP Inc. Class A Shares received in the Unit Exchange.

Immediately prior to the date of the Unit Exchange, a U.S. Holder generally will have a tax basis in its BEP units equal to the sum of (i) the amount of cash paid for the BEP units and (ii) the holder’s share of BEP’s liabilities, if any. That basis will be increased by the holder’s share of BEP’s income and by increases in the holder’s share of BEP’s liabilities, if any. That basis will be decreased, but not below zero, by distributions the holder receives from BEP, by the holder’s share of BEP’s losses, and by any decrease in the holder’s share of BEP’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount a U.S. Holder pays to acquire additional BEP units will be averaged with the adjusted tax basis of BEP units owned by the holder prior to the acquisition of such additional BEP units. Each U.S. Holder is urged to consult a tax adviser regarding the calculation of the holder’s basis in BEP units, for the purpose of determining the holder’s tax basis in BEP Inc. Class A Shares received in the Unit Exchange.

Passive Foreign Investment Company Considerations

In addition to the above consequences, if a U.S. Holder of BEP units were treated as owning, indirectly through BEP, an interest in a non-U.S. corporation classified for U.S. federal income tax purposes as a “passive foreign investment company” (“PFIC”), then certain PFIC rules generally would apply to the holder’s exchange of BEP units for BEP

Inc. Class A Shares pursuant to the Unit Exchange. Under proposed Treasury Regulations, which would apply retroactively if finalized as proposed, a U.S. shareholder of stock of a PFIC generally does not recognize gain if, pursuant to certain nonrecognition transactions (which include transfers described in Section 351 of the Code), such PFIC stock is exchanged for stock of a different corporation, such as BEP Inc., (i) that is treated as a PFIC for its taxable year that includes the day after the exchange or (ii) that owns directly or indirectly stock of the transferred PFIC, but only to the extent that the shareholder is treated for U.S. federal income tax purposes as indirectly owning after the transfer at least as great an interest in the transferred PFIC (by value) as the shareholder owned before the transfer. The application of these rules to an interest in a PFIC owned indirectly through a partnership, such as BEP, is uncertain.

Based on BEP’s organizational structure, as well as its current and expected income and assets, the BEP General Partner believes that U.S. Holders are unlikely to be treated as owning an interest in a PFIC for the taxable year in which the Unit Exchange is completed, solely by reason of owning BEP units during the current taxable year. However, the PFIC determination is based on the application of complex U.S. federal income tax rules and depends upon the composition of a non-U.S. corporation’s income and assets and the nature of its activities from time to time. Accordingly, no assurance can be provided as to the potential for a U.S. Holder to be treated as owning stock of a PFIC by reason of owning BEP units. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the Unit Exchange in light of their particular circumstances.

Application of Section 367(a) of the Code

Under Section 367(a) of the Code and the Treasury Regulations thereunder, if a U.S. person transfers property to a non-U.S. corporation in a transaction that would otherwise qualify as a tax-free transfer under Section 351 of the Code, the U.S. person generally is required to recognize any gain, but not loss, realized on the transfer, unless an exception applies. For purposes of these rules, a U.S. Holder will be deemed to transfer to BEP Inc. in the Unit Exchange a proportionate share of the assets of BEP, BRELP, and the Fiscally Transparent Subsidiaries. Such assets include, without limitation, the holder’s proportionate share of (i) the Non-U.S. Equity Interests, (ii) the U.S. Equity Interests, and (iii) the Holdco Debt Obligations. Subject to the discussion above under “Passive Foreign Investment Company Considerations”, the consequences under Section 367(a) of the Code and the Treasury Regulations thereunder to a U.S. Holder of BEP units that receives BEP Inc. Class A Shares in the Unit Exchange (other than a 5% BEP Inc. Shareholder) generally are expected to be as follows.

•	Transfers of Non-U.S. Equity Interests. The deemed transfers of Non-U.S. Equity Interests to BEP Inc. made by a U.S. Holder (other than a U.S. Holder that is a 5% BEP Inc. Shareholder who fails to enters into a “gain recognition agreement” with the IRS to recognize the holder’s share of gain in Non-U.S. Equity Interests owned indirectly by BEP) are expected to qualify for an exception under the Treasury Regulations under Section 367(a) of the Code for certain transfers of “stock or securities” of a non-U.S. corporation to another non-U.S. corporation, so that a U.S. Holder of BEP units is not required to recognize any gain realized upon the deemed transfer of Non-U.S. Equity Interests by reason of Section 367(a) of the Code.

•	Transfers of U.S. Equity Interests. Under the Treasury Regulations under Section 367(a) of the Code, a U.S. Holder will be required to recognize gain, but not loss, realized on the deemed transfer of a U.S. Equity Interest to BEP Inc. in the Unit Exchange, unless all of following conditions are satisfied with respect to the U.S. entity (a “U.S. Subsidiary”) in which BEP indirectly owns such U.S. Equity Interest: (i) the U.S. Subsidiary complies with certain U.S. federal reporting requirements; (ii) no more than 50% of both the total voting power and the total value of the stock of BEP Inc. is received in the Unit Exchange, in the aggregate, by “U.S. transferors” (as defined in the Treasury Regulations) of equity interests in the U.S. Subsidiary, calculated by taking into account direct, indirect, and constructive ownership (the “50% receipt test”); (iii) no more than 50% of the total voting power and total value of the stock of BEP Inc. is owned, in the aggregate, immediately after the Unit Exchange by “U.S. persons” (as defined in the Treasury Regulations) that are officers, directors, or “five-percent target shareholders” (as defined in the Treasury Regulations) of the U.S. Subsidiary, calculated by taking into account direct, indirect, and constructive ownership; (iv) either (a) the U.S. Holder is not a 5% BEP Inc. Shareholder or (b) the U.S. Holder is a 5% BEP Inc. Shareholder who enters into a gain recognition agreement with the IRS to recognize in certain circumstances the holder’s share of gain in the U.S. Equity Interest deemed transferred in the Unit Exchange; and (v) the “active trade or business test” as defined in Treasury Regulation Section 1.367(a)-3(c)(3) is satisfied. The foregoing conditions should apply on an individual basis with respect to each U.S. Subsidiary whose U.S. Equity Interests are deemed transferred to BEP Inc. in the Unit Exchange for purposes of Section 367(a) of the Code. For the active trade or business test to be satisfied with respect to the deemed transfer of an equity interest in a U.S. Subsidiary, BEP Inc. or any qualified subsidiary of BEP Inc. must be treated as engaged in an “active trade or business” outside of the United States for the 36-month period immediately prior to the Unit Exchange and neither the transferors in the Unit Exchange nor BEP Inc. must have an intention to substantially dispose of or discontinue such trade or business, and the fair market value of BEP Inc. must equal or exceed the fair market value of the U.S. Subsidiary at the time of the Unit Exchange, as determined for purposes of Section 367 of the Code and the Treasury Regulations thereunder.

It is currently expected that conditions (i), (ii), (iii), and (v) in the preceding paragraph will be satisfied with respect to each U.S. Subsidiary whose U.S. Equity Interests are deemed transferred to BEP Inc. in the Unit Exchange. As a result, Section 367(a) of the Code currently is not expected to apply to the deemed transfer of U.S. Equity Interests to BEP Inc. in the Unit Exchange (other than in the case of a U.S. Holder that is a 5% BEP Inc. Shareholder who fails to enters into a gain recognition agreement with the IRS to recognize the holder’s share of gain in U.S. Equity Interests owned indirectly by BEP). However, the application of Section 367(a) of the Code to the Unit Exchange is not free from doubt, as it depends on facts that cannot be determined with certainty until the time of the Unit Exchange, as well as determinations under legal authorities whose interpretation is subject to significant uncertainty. Among other things, the satisfaction of the 50% receipt test is not free from doubt. For purposes of this test, a person that transfers stock or securities of a U.S. Subsidiary in exchange for BEP Inc. Class A Shares is presumed to be a U.S. person, unless that person signs an ownership statement certifying under penalties of perjury certain information required under Treasury Regulations, including statements as to residency. No legal authority directly addresses the application of this presumption to a person, such as a holder of BEP units, that transfers interests in a partnership that directly or indirectly owns stock or securities in both non-U.S. entities and U.S. Subsidiaries, in addition to other assets. None of the U.S. Subsidiaries currently intend to obtain such ownership statements from holders of BEP units.

•	Transfers of Holdco Debt Obligations. In the case of the deemed transfers of Holdco Debt Obligations to BEP Inc. by a U.S. Holder, the availability of the exceptions to Section 367(a) of the Code for transfers of stock or securities of a corporation (as described above under “Transfers of Non-U.S. Equity Interests” and “Transfers of U.S. Equity Interests”) is subject to uncertainty. However, no U.S. Holder is expected to recognize any material gain by reason of the deemed transfer of any Holdco Debt Obligation, because the BEP General Partner expects the adjusted tax basis in each Holdco Debt Obligation to equal or exceed the fair market value of such obligation as of the date of the Unit Exchange. A U.S. Holder’s share of the adjusted tax basis in a Holdco Debt Obligation may vary, however, including as a result of adjustments to basis under Section 743(b) of the Code (as described in greater detail in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Section 754 Election” in the BEP Annual Report). Moreover, the fair market values of the U.S. Holder’s share of the Holdco Debt Obligations deemed transferred may vary, including as a result of circumstances beyond BEP’s control. Accordingly, no assurance can be provided that U.S. Holders will not be required to recognize gain upon the deemed transfer of Holdco Debt Obligations in the Unit Exchange by reason of Section 367(a) of the Code.

•	Transfers of Other Assets. The exceptions to Section 367(a) of the Code for transfers of stock or securities of a corporation do not apply to a U.S. Holder’s deemed transfer of any assets that fail to qualify as stock or securities for U.S. federal income tax purposes. Nonetheless, the BEP General Partner does not expect BEP, BRELP, and the Fiscally Transparent Subsidiaries to own any assets with material gain on an aggregate basis as of the date of the Unit Exchange, if such assets fail to qualify as stock or securities for U.S. federal income tax purposes. The adjusted tax bases and fair market values of such assets other than stock or securities may vary, however, including as a result of circumstances beyond BEP’s control. Accordingly, no assurance can be provided as to the amount of gain, if any, recognized by a U.S. Holder upon the deemed transfer in the Unit Exchange of any assets that are not stock or securities and that therefore fail to qualify for an exception to Section 367(a) of the Code. If, contrary to expectation, a U.S. Holder is required to recognize gain by reason of Section 367(a) of the Code upon the deemed transfer of assets other than stock or securities in the Unit Exchange, then the U.S. federal income tax consequences may be complex. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences if, contrary to expectation, gain is required to be recognized by reason of Section 367(a) of the Code upon the deemed transfer of assets other than stock or securities in the Unit Exchange.

Taking into account the foregoing factual and legal uncertainties, and subject to the limitations, assumptions, and qualifications described above and herein, Torys LLP is currently of the opinion that it is more likely than not that a U.S. Holder (other than a 5% BEP Inc. Shareholder who fails to enter into a gain recognition agreement with the IRS) will not be required to recognize gain by reason of Section 367(a) of the Code with respect to the deemed transfer of Non-U.S. Equity Interests or U.S. Equity Interests to BEP Inc. pursuant to the Unit Exchange. Such opinion assumes, among other things, that (i) information provided by BEP, BEPC, and BEP Inc. regarding historical transactions that could affect the values of the assets of BEP, BRELP, and the Fiscally Transparent Subsidiaries, as calculated for purposes of Treasury Regulation Section 1.367(a)-3(c), is complete and accurate, and (ii) economic, business, and other relevant conditions between the date of this Circular and the date of the Unit Exchange do not affect the relative values of such assets in such a manner as to cause the fair market value of any U.S. Subsidiary, as calculated for purposes of Treasury Regulation Section 1.367(a)-3(c), to exceed the fair market value of BEP Inc. at the time of the Unit Exchange. Torys LLP expresses no opinion as to any tax consequences under Section 367(a) of the Code with respect to the deemed transfer of any asset other than a Non-U.S. Equity Interest or U.S. Equity Interest.

Notwithstanding the opinion of Torys LLP, whether the applicable requirements under Section 367(a) of the Code and the Treasury Regulations thereunder are satisfied (including, without limitation, the conditions described above under “Transfers of U.S. Equity Interests”) will depend on facts existing at the time of the Unit Exchange, and therefore no definitive determination can made until such time. Moreover, the closing of the Transaction is not conditioned upon the receipt of an opinion of counsel or ruling from the IRS that the Unit Exchange will not result in gain being recognized under Section 367(a) of the Code, and no assurance can be given that the IRS will not challenge the position that the relevant requirements under Section 367(a) of the Code are satisfied or that a court would not sustain such a challenge.

Each U.S. Holder is urged to consult its tax adviser regarding the potential for Section 367(a) of the Code to apply to the Unit Exchange, as well as the U.S. federal income tax consequences of the Unit Exchange to such holder under Section 351 of the Code, in light of the holder’s particular circumstances.

Tax Consequences if the Share Exchange Qualifies as Tax-Free Under Section 351 of the Code

If, as expected, the Share Exchange qualifies as a tax-free exchange described in Section 351 of the Code, then, subject to the discussion below under “Passive Foreign Investment Company Considerations”, the U.S. federal income tax consequences to a U.S. Holder of BEPC exchangeable shares (other than a 5% BEP Inc. Shareholder who fails to enter into a gain recognition agreement with the IRS) that receives BEP Inc. Class A Shares in the Share Exchange will be as follows.

•	A U.S. Holder will not recognize gain or loss in the Share Exchange.

•	A U.S. Holder will have an aggregate tax basis in the BEP Inc. Class A Shares received in the Share Exchange equal to the aggregate tax basis of the BEPC exchangeable shares surrendered in exchange therefor.

•	A U.S. Holder will have a holding period for BEP Inc. Class A Shares received in the Share Exchange that includes its holding period for its BEPC exchangeable shares surrendered in exchange therefor.

Passive Foreign Investment Company Considerations

In addition to the above consequences, if BEPC were classified for U.S. federal income tax purposes as a PFIC during a U.S. Holder’s holding period for its BEPC exchangeable shares, then the PFIC rules generally would apply to the holder’s exchange of BEPC exchangeable shares for BEP Inc. Class A Shares pursuant to the Share Exchange. Under proposed Treasury Regulations, which would apply retroactively if finalized as proposed, a U.S. shareholder of stock of a PFIC generally does not recognize gain if, pursuant to certain nonrecognition transactions (which include transfers described in Section 351 of the Code), such PFIC stock is exchanged for stock of a different corporation, such as BEP Inc., (i) that is treated as a PFIC for its taxable year that includes the day after the exchange or (ii) that owns directly or indirectly stock of the transferred PFIC, but only to the extent that the shareholder is treated for U.S. federal income tax purposes as indirectly owning after the transfer at least as great an interest in the transferred PFIC (by value) as the shareholder owned before the transfer.

Based on its expected income, assets, and activities, BEPC does not expect to be classified as a PFIC for the current taxable year, nor does it believe that it was a PFIC for any previous taxable year. BEPC therefore does not expect the PFIC rules to apply to the Share Exchange. However, the PFIC determination is based on the application of complex U.S. federal income tax rules and depends upon the composition of a corporation’s income and assets and the nature of its activities from time to time. Accordingly, there can be no assurance that BEPC will not be classified as a PFIC, or that the IRS or a court will agree with BEPC’s determination as to its PFIC status. U.S. Holders of BEPC exchangeable shares are urged to consult their tax advisors regarding the potential for the PFIC rules to apply to the Share Exchange in light of their particular circumstances.

Tax Consequences if the Unit Exchange Does Not Qualify as Tax-Free Under Section 351 of the Code

If, contrary to expectation, the Unit Exchange does not qualify as a tax-free exchange described in Section 351 of the Code, then a U.S. Holder of BEP units who receives BEP Inc. Class A Shares in the Unit Exchange generally will recognize gain or loss equal to the difference, if any, between (i) the sum of (a) the fair market value, as of the date of the Unit Exchange, of the BEP Inc. Class A Shares received and (b) the holder’s share of BEP’s liabilities, if any, and (ii) the holder’s adjusted tax basis in the BEP units surrendered. Such gain or loss generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the BEP units were held for more than one year on the date of the Unit Exchange. A U.S. Holder’s adjusted tax basis in the BEP units exchanged for BEP Inc. Class A Shares in the Unit Exchange generally will be determined in the manner described above under “Consequences to U.S. Holders—Tax Consequences if the Unit Exchange Qualifies as Tax-Free Under Section 351 of the Code”.

Assuming that a U.S. Holder has not elected to treat the holder’s share of BEP’s interest in any PFIC as a “qualified electing fund”, gain attributable to such interest in a PFIC would be taxable in the manner described below under “Ownership and Disposition of BEP Inc. Class A Shares—Passive Foreign Investment Company Considerations”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if BEP were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations. A U.S. Holder who acquired BEP units at different times should consult a tax adviser regarding the application of certain “split holding period” rules to the Unit Exchange and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Assuming the Unit Exchange does not qualify as a tax-free exchange described in Section 351 of the Code, a U.S. Holder’s tax basis in the BEP Inc. Class A Shares received in the Unit Exchange will equal the fair market value of the BEP Inc. Class A Shares, and a U.S. Holder’s holding period in the BEP Inc. Class A Shares will begin on the day after the date of the Unit Exchange.

Tax Consequences if the Share Exchange Does Not Qualify as Tax-Free Under Section 351 of the Code

If, contrary to expectation, the Share Exchange does not qualify as a tax-free exchange described in Section 351 of the Code, then a U.S. Holder of BEPC exchangeable shares who receives BEP Inc. Class A Shares in the Share Exchange generally will recognize gain or loss equal to the difference between (i) the fair market value, as of the date of the Share Exchange, of the BEP Inc. Class A Shares received and (ii) the holder’s adjusted tax basis in the BEPC exchangeable shares surrendered in exchange therefor. Subject to the potential application of the rules described below under “Ownership and Disposition of BEP Inc. Class A Shares—Passive Foreign Investment Company Considerations” with respect to BEPC, such gain or loss generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the holder’s holding period for the BEPC exchangeable shares exceeds one year on the date of the Share Exchange. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Assuming the Share Exchange does not qualify as a tax-free exchange described in Section 351 of the Code, a U.S. Holder’s tax basis in the BEP Inc. Class A Shares received in the Share Exchange will equal the fair market value of the BEP Inc. Class A Shares, and a U.S. Holder’s holding period in the BEP Inc. Class A Shares will begin on the day after the date of the Share Exchange.

Tax Consequences of the Ownership and Disposition of BEPC Exchangeable Shares if the Transaction is Approved by the Unitholders but not by the BEPC Shareholders

The discussion in this section describes certain material U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of BEPC exchangeable shares following the completion of the Transaction if it is approved by the Unitholders but not by the BEPC Shareholders. The discussion in this section therefore assumes that the Unit Exchange will be completed, but that the Share Exchange will not be completed.

Distributions on BEPC Exchangeable Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder that receives distributions on BEPC exchangeable shares following the completion of the Transaction generally will be subject to U.S. federal income tax consequences substantially similar to those described below under “Ownership and Disposition of BEP Inc. Class A Shares—Distributions”.

Sale or Other Taxable Disposition of BEPC Exchangeable Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, upon the sale or other taxable disposition of BEPC exchangeable shares following the completion of the Transaction, a U.S. Holder generally will be subject to U.S. federal income tax consequences substantially similar to those described below under “Ownership and Disposition of BEP Inc. Class A Shares—Sale or Other Taxable Disposition of BEP Inc. Class A Shares”, except that certain additional tax considerations may apply, as discussed below under “Redemption or Exchange of BEPC Exchangeable Shares” and “Exercise of the BEP Inc. Call Right”.

Redemption or Exchange of BEPC Exchangeable Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, U.S. federal income tax consequences substantially similar to those described below under “Ownership and Disposition of BEP Inc. Class A Shares—Sale or Other Taxable Disposition of BEP Inc. Class A Shares” should apply to a U.S. Holder of BEPC exchangeable shares whose exchange request is satisfied by the delivery of cash by BEP Inc. pursuant to the exercise of the BEP Inc. Call Right (as defined below) following the completion of the Transaction. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of BEP Inc. Class A Shares pursuant to BEP Inc.’s exercise of the BEP Inc. Call Right, see the discussion below under “Exercise of the BEP Inc. Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or BEP Inc. Class A Shares by BEPC are described in the following paragraph.

A redemption or exchange of BEPC exchangeable shares satisfied by BEPC following the completion of the Transaction generally will be treated as a sale or exchange subject to U.S. federal income tax consequences substantially similar to those described below under “Ownership and Disposition of BEP Inc. Class A Shares—Sale or Other Taxable Disposition of BEP Inc. Class A Shares” if such redemption or exchange is (i) in “complete redemption” of the U.S. Holder’s equity interest in BEPC within the meaning of Section 302(b)(3) of the Code, (ii) a “substantially disproportionate” redemption of stock within the meaning of Section 302(b)(2) of the Code, or (iii) “not essentially equivalent to a dividend” within the meaning of Section 302(b)(1) of the Code. In determining whether any of these tests has been met with respect to the redemption or exchange of the BEPC exchangeable shares, a U.S. Holder may be required to take into account not only the BEPC exchangeable shares and other equity interests in BEPC that the holder actually owns but also other equity interests in BEPC that the holder constructively owns within the meaning of Section 318 of the Code. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in BEPC and exercises no control over BEPC’s corporate affairs, the holder may be entitled to sale or exchange treatment on a redemption or exchange of the BEPC exchangeable shares if the holder experiences a reduction in the holder’s equity interest in BEPC (taking into account any constructively owned equity interests) as a result of the redemption or exchange. If a U.S. Holder meets none of the alternative tests of Section 302(b) of the Code, the redemption or exchange will be treated as a distribution subject to rules substantially similar to those described below under “Ownership and Disposition of BEP Inc. Class A Shares—Sale or Other Taxable Disposition of BEP Inc. Class A Shares”. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular U.S. Holder of BEPC exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder should consult its own tax adviser regarding the tax treatment of a redemption or exchange.

In the event that a redemption or exchange is properly treated as a distribution, the amount of the distribution will be equal to the amount of cash and the fair market value of property received (such as BEP Inc. Class A Shares) without any offset for a U.S. Holder’s tax basis in the BEPC exchangeable shares. In such case, any tax basis in the redeemed or exchanged BEPC exchangeable shares would be transferred to a U.S. Holder’s remaining BEPC exchangeable shares.

Exercise of the BEP Inc. Call Right

Upon the completion of the Transaction, and assuming that the Transaction is approved by the Unitholders but not by the BEPC Shareholders, BEP Inc. will have the right, as successor to BEP pursuant to the Exchange-Redemption Call Right, to acquire BEPC exchangeable shares directly from a shareholder under certain circumstances in exchange for BEP Inc. Class A Shares or cash (the “BEP Inc. Call Right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of BEPC exchangeable shares for cash pursuant to the exercise of the BEP Inc. Call Right, see the discussion above under “Redemption or Exchange of BEPC Exchangeable Shares”.

The tax consequences of the exchange of BEPC exchangeable shares for BEP Inc. Class A Shares pursuant to the exercise of the BEP Inc. Call Right will depend upon the exact manner and circumstances under which the BEP Inc. Call Right is exercised, as follows.

•	If the BEP Inc. Call Right is exercised as a result of a U.S. Holder’s exercise of the exchange right with respect to the BEPC exchangeable shares, then the exchange of BEPC exchangeable shares for BEP Inc. Class A Shares pursuant to the exercise of the BEP Inc. Call Right generally is expected to a taxable event for U.S. federal income tax purposes. In such case, subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder will recognize capital gain or loss upon the exchange equal to the difference between the amount realized upon the exchange and the holder’s adjusted tax basis in the BEPC exchangeable shares exchanged. The amount realized will equal the amount of cash, if any (excluding any amount treated as a distribution on shares), plus the fair market value of the BEP Inc. Class A Shares received in exchange for the BEPC exchangeable shares. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the BEPC exchangeable shares exceeds one year at the time of the exchange. Gain or loss, as well as the holding period for the BEPC exchangeable shares, will be determined separately for each block of BEPC exchangeable shares (that is, shares acquired at the same cost in a single transaction) exchanged for BEP Inc. Class A Shares. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

•	Alternatively, if BEP Inc. determines that it is in the best interests of Brookfield Renewable for BEP Inc. to exercise its right to acquire all outstanding BEPC exchangeable shares, then a U.S. Holder’s exchange of BEPC exchangeable shares for BEP Inc. Class A Shares (by reason of BEP Inc.’s exercise of the BEP Inc. Call Right) may qualify for nonrecognition, provided that certain additional requirements for a tax-free reorganization within the meaning of Section 368(a) of the Code are satisfied. No assurance can be provided that the exchange of BEPC exchangeable shares for BEP Inc. Class A Shares will qualify for nonrecognition pursuant to a tax-free reorganization.

U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the exchange of BEPC exchangeable shares for BEP Inc. Class A Shares pursuant to the exercise of the BEP Inc. Call Right in the event that the Transaction is approved by the Unitholders but not the BEPC Shareholders.

Passive Foreign Investment Company Considerations

If BEPC were a PFIC for any taxable year during a U.S. Holder’s holding period for BEPC exchangeable shares, then the holder generally would be subject to U.S. federal income tax consequences substantially similar to those described below under “Ownership and Disposition of BEP Inc. Class A Shares—Passive Foreign Investment Company Considerations”.

Based on its expected income, assets, and activities, BEPC does not expect to be a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether BEPC is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of BEPC’s income and assets from time to time, there can be no assurance that BEPC will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with BEPC’s determination as to its PFIC status.

As discussed below under “Ownership and Disposition of BEP Inc. Class A Shares—Passive Foreign Investment Company Considerations”, certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. A U.S. Holder that timely makes a “QEF Election” (as defined below) would include in income each year a portion of the ordinary earnings and net capital gains of BEPC. To make this election, a U.S. Holder would be required, among other things, to (i) obtain a PFIC annual information statement from BEPC and (ii) prepare and submit IRS Form 8621 with the holder’s annual income tax return. To the extent reasonably practicable, BEPC intends to make available information related to the PFIC status of BEPC and any other subsidiary of BEPC that it is able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF Election with respect to each such entity. Alternatively, a U.S. Holder that makes the “Mark-to-Market Election” (as defined below) would include in each year as ordinary income the excess, if any, of the fair market value of the holder’s BEPC exchangeable shares over the adjusted basis in the shares at the end of the taxable year. No assurance can be provided that BEPC or any of its subsidiaries will qualify as PFICs that are publicly traded or that a Mark-to-Market Election will be available for any such entity.

Each U.S. Holder of BEPC exchangeable shares is urged to consult its own tax adviser regarding the application of the PFIC rules to the holder’s ownership and disposition of BEPC exchangeable shares, including certain additional considerations described below under “Ownership and Disposition of BEP Inc. Class A Shares—Passive Foreign Investment Company Considerations”.

Additional Considerations

If the Transaction is approved by the Unitholders but not by the BEPC Shareholders, then the U.S. federal income tax considerations for U.S. Holders of BEP Inc. Class A Shares described below under “Information Reporting, Backup Withholding, and Other Reporting Requirements” generally would apply to U.S. Holders of BEPC exchangeable shares.

U.S. Holders Exercising Dissent Rights Pursuant to the Transaction

The following discussion addresses certain material U.S. federal income tax consequences generally applicable to U.S. Holders who exercise Dissent Rights pursuant to the Transaction

Surrender of BEP Units for Cash

A U.S. Holder of BEP units that exercises Dissent Rights pursuant to the Transaction and is paid cash in exchange for all of its BEP units generally will recognize gain or loss equal to the difference, if any, between (i) the sum of (a) the amount of cash received by the holder in exchange for BEP units (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxable as ordinary income) and (b) the holder’s share of BEP’s liabilities, if any, and (ii) the holder’s adjusted tax basis in the BEP units surrendered. Such gain or loss generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the BEP units were held for more than one year on the Effective Date. Generally, a U.S. Holder’s adjusted tax basis in the BEP units surrendered will be determined in the manner described above under “Consequences to U.S. Holders—Tax Consequences if the Unit Exchange Qualifies as Tax-Free Under Section 351 of the Code”.

Assuming the U.S. Holder has not elected to treat its share of BEP’s interest in any PFIC as a “qualified electing fund”, gain attributable to such interest in a PFIC would be taxable in the manner described below under “Ownership and Disposition of BEP Inc. Class A Shares—Passive Foreign Investment Company Considerations”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if BEP were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations. A U.S. Holder who acquired BEP units at different times should consult a tax adviser regarding the application of certain “split holding period” rules to the exercise of Dissent Rights and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Dissenting U.S. Holders of BEP units will be allocated their share of BEP’s items of income, gain, loss, and deduction for the taxable period of BEP that includes the Effective Date, in accordance with the terms of the BEP Limited Partnership Agreement. A U.S. Holder will be subject to U.S. federal income tax on any such allocated income and gain, even if the U.S. Holder does not receive a cash distribution from BEP attributable to such allocated income and gain. Any such income and gain allocated to a dissenting U.S. Holder will increase the U.S. Holder’s tax basis in BEP units held and, therefore, will reduce the gain, or increase the loss, recognized by the U.S. Holder upon the receipt of cash in exchange for BEP units. Any losses or deductions allocated to a dissenting U.S. Holder will decrease the U.S. Holder’s tax basis in BEP units held and, therefore, will increase the gain, or reduce the loss, recognized by the U.S. Holder upon the receipt of cash in exchange for BEP units. U.S. Holders of BEP units are urged to consult their tax advisors with respect to the tax consequences of receiving an allocation of BEP’s items of income, gain, loss, and deduction, taking into account their particular circumstances.

A U.S. Holder who, prior to the Transaction, holds (and following the completion of the Transaction will continue to hold) BEP Preferred Units may be subject to U.S. federal income tax consequences that differ materially from the consequences described above, and any such holder of BEP Preferred Units is urged to consult its own tax adviser regarding the U.S. federal income tax consequences of exercising Dissent Rights pursuant to the Transaction in light of the holder’s particular circumstances.

Surrender of BEPC Exchangeable Shares for Cash

A U.S. Holder of BEPC exchangeable shares that exercises Dissent Rights pursuant to the Transaction and is paid cash in exchange for all of its BEPC exchangeable shares generally will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received by the holder in exchange for BEPC exchangeable shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in the BEPC exchangeable shares surrendered. Subject to the potential application of the rules described below under “Ownership and Disposition of BEP Inc. Class A Shares—Passive Foreign Investment Company Considerations” with respect to BEPC, such gain or loss generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the holder’s holding period for the BEPC exchangeable shares exceeds one year on the Effective Date. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations. U.S. Holders of BEPC exchangeable shares are urged to consult their tax advisors regarding the U.S. federal income tax consequences of exercising Dissent Rights pursuant to the Transaction in light of their particular circumstances.

Ownership and Disposition of BEP Inc. Class A Shares

The following discussion addresses certain material U.S. federal income tax consequences generally applicable to U.S. Holders with respect to the ownership and disposition of BEP Inc. Class A Shares received pursuant to the Transaction.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to BEP Inc. Class A Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the holder’s gross income as a dividend to the extent paid out of BEP Inc.’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds BEP Inc.’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its BEP Inc. Class A Shares, and to the extent the amount of the distribution exceeds the holder’s tax basis, the excess will be taxed as capital gain. No assurance can be provided that BEP Inc. will calculate its earning and profits under U.S. federal income tax principles and, therefore, U.S. Holders may expect each distribution generally to be reported as a dividend in its entirety for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders with respect to BEP Inc. Class A Shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and BEP Inc. is not treated as a PFIC for U.S. federal income tax purposes for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on BEP Inc. Class A Shares generally will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is urged to consult a tax adviser regarding the application of the relevant rules in light of the holder’s particular circumstances.

Dividends paid by BEP Inc. generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. federal income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of the U.S. Holder’s foreign taxes for a particular taxable year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by BEP Inc. with respect to BEP Inc. Class A Shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. Each U.S. Holder of BEP Inc. Class A Shares is urged to consult its tax adviser regarding the availability of the foreign tax credit in light of the holder’s particular circumstances.

Sale or Other Taxable Disposition of BEP Inc. Class A Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder will recognize capital gain or loss upon the sale or other taxable disposition of BEP Inc. Class A Shares equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in the BEP Inc. Class A Shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received in exchange for the BEP Inc. Class A Shares. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the BEP Inc. Class A Shares exceeds one year at the time of the disposition. Gain or loss, as well as the holding period for the BEP Inc. Class A Shares, will be determined separately for each block of BEP Inc. Class A Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if BEP Inc. is classified as a PFIC for any taxable year during the U.S. Holder’s holding period for the BEP Inc. Class A Shares. A non-U.S. corporation, such as BEP Inc., will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.

Based on its expected income, assets, and activities, BEP Inc. does not expect to be a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether BEP Inc. is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of BEP Inc.’s income and assets from time to time, there can be no assurance that BEP Inc. will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with BEP Inc.’s determination as to its PFIC status.

Subject to certain elections described below, if BEP Inc. were a PFIC for any taxable year during which a U.S. Holder held BEP Inc. Class A Shares, then gain recognized by the U.S. Holder upon the sale or other taxable disposition of the BEP Inc. Class A Shares would be allocated ratably over the U.S. Holder’s holding period for the BEP Inc. Class A Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before BEP Inc. became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its BEP Inc. Class A Shares were to exceed 125% of the average of the annual distributions on the BEP Inc. Class A Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through the holder’s ownership of BEP Inc. Class A Shares.

Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to make an election to treat the holder’s interest in BEP Inc. as a “qualified electing fund” (a “QEF Election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described in the preceding paragraph, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of BEP Inc., even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder would be required, among other things, to (i) obtain a PFIC annual information statement from BEP Inc. and (ii) prepare and submit IRS Form 8621 with the holder’s annual income tax return. To the extent reasonably practicable, BEP Inc. intends to make available information related to its PFIC status and to the PFIC status of any subsidiary that it is able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF Election with respect to each such entity.

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis (a “Mark-to-Market Election”). Pursuant to the Mark-to-Market Election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of the BEP Inc. Class A Shares over the holder’s adjusted basis in the shares at the end of the taxable year. No assurance can be provided that BEP Inc. or any of its subsidiaries will qualify as PFICs that are publicly traded or that a Mark-to-Market Election will be available for any such entity.

Subject to certain exceptions, a U.S. person that directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on the U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. person. Each U.S. Holder of BEP Inc. Class A Shares is urged to consult its tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to the holder’s ownership and disposition of BEP Inc. Class A Shares.

Consequences to Non-U.S. Holders

The following discussion addresses certain material U.S. federal income tax consequences generally applicable to Non-U.S. Holders with respect to the Transaction.

Tax Consequences of the Unit Exchange

The U.S. federal income tax consequences to a Non-U.S. Holder of BEP units that receives BEP Inc. Class A Shares in the Unit Exchange will depend on whether BEP is treated for U.S. federal income tax purposes as engaged in a trade or business within the United States. Based on BEP’s organizational structure, as well as its expected income and assets, the BEP General Partner believes that BEP is not currently engaged in a U.S. trade or business (including by reason of earning income or gain attributable to the sale of a “United States real property interest” as defined in the Code). Moreover, the BEP General Partner intends to use commercially reasonable efforts to ensure that BEP is not treated as engaged in a U.S. trade or business at any time up to and including the date of the Unit Exchange.

If, as anticipated, BEP is not treated as engaged in a U.S. trade or business at any time up to and including the date of the Unit Exchange, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then the Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain or loss realized upon the Unit Exchange, including U.S. federal withholding tax. Under Section 1446(f) of the Code, the transferee of an interest in a partnership that is engaged in a U.S. trade or business generally is required to withhold 10% of the amount realized by the transferor, unless the transferor certifies that it is not a foreign person. In the case of a transfer of an interest in a publicly traded partnership effected through a broker, the broker bears the primary responsibility for such withholding. However, under Treasury Regulations, no withholding is required if the broker properly relies on a certification made by a publicly traded partnership in a “qualified notice” that the “10-percent exception” applies. The 10-percent exception applies to a transfer of a publicly traded interest in a publicly traded partnership if: (i) the publicly traded partnership was not engaged in a U.S. trade or business at any time during a specified period of time; or (ii) upon a hypothetical sale of the publicly traded partnership’s assets at fair market value, (a) the amount of net gain that would have been effectively connected with the conduct of a trade or business within the United States would be less than 10% of the total net gain, or (b) no gain would have been effectively connected with the conduct of a trade or business in the United States. The BEP General Partner has provided and intends to continue to provide timely qualified notices on a quarterly basis certifying that the 10-percent exception applies, so that no withholding under Section 1446(f) of the Code applies to a Non-U.S. Holder’s exchange of BEP units for BEP Inc. Class A Shares in the Unit Exchange.

If, contrary to expectation, BEP is treated as engaged in a U.S. trade or business as of the date of the Unit Exchange, then the U.S. federal income tax consequences to Non-U.S. Holders that receive BEP Inc. Class A Shares in the Unit Exchange generally will be as follows.

•	If, as intended, the Unit Exchange qualifies as a tax-free exchange described in Section 351 of the Code (as discussed above under “Tax Treatment of the Transaction”), then under Treasury Regulations under Section 864(c)(8) of the Code, no gain or loss generally would be recognized by the Non-U.S. Holder. However, if, contrary to expectation, BEP is treated as engaged in a U.S. trade or business, the BEP General Partner might be unable to issue a qualified notice certifying that the 10-percent exception applies. Accordingly, the gross proceeds in the Unit Exchange could be subject to the 10% U.S. federal withholding tax under Section 1446(f) of the Code, in which case the applicable withholding agent might satisfy such withholding by withholding a portion of the BEP Inc. Class A Shares to which the Non-U.S. Holder would otherwise be entitled pursuant to the Unit Exchange. A Non-U.S. Holder may be permitted to obtain a refund of any amounts withheld in excess of the tax imposed under Section 864(c)(8) of the Code by timely filing an appropriate claim for refund with the IRS.

•	If, contrary to expectation, the Unit Exchange does not qualify as a tax-free exchange described in Section 351 of the Code, then gain or loss realized upon the Unit Exchange by a Non-U.S. Holder generally would be treated as effectively connected with BEP’s U.S. trade or business to the extent that the Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates. As discussed in the preceding bullet point, the gross proceeds in the Unit Exchange could also be subject to the 10% U.S. federal withholding tax under Section 1446(f) of the Code, in which case the applicable withholding agent might satisfy such withholding by withholding a portion of the BEP Inc. Class A Shares to which the Non-U.S. Holder would otherwise be entitled pursuant to the Unit Exchange. The Non-U.S. Holder generally would also be required to file a U.S. federal income tax return.

Non-U.S. Holders of BEP units are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Unit Exchange in light of their particular circumstances.

Tax Consequences of the Share Exchange

Regardless of whether the Share Exchange qualifies as a tax-free exchange described in Section 351 of the Code, a Non-U.S. Holder of BEPC exchangeable shares generally will not be subject to U.S. federal income tax on any gain realized upon the exchange of BEPC exchangeable shares for BEP Inc. Class A Shares pursuant to the Share

Exchange. Non-U.S. Holders of BEPC exchangeable shares are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Share Exchange in light of their particular circumstances.

Tax Consequences of the Ownership and Disposition of BEPC Exchangeable Shares if the Transaction is Approved by the Unitholders but not by the BEPC Shareholders

If the Transaction is approved by the Unitholders but not by the BEPC Shareholders, so that the Unit Exchange is completed, but the Share Exchange is not completed, then the U.S. federal income tax consequences to a Non-U.S. Holder of the ownership and disposition of BEPC exchangeable shares generally are expected to be substantially similar to the consequences described below under “Ownership and Disposition of BEP Inc. Class A Shares”. In addition, a Non-U.S. Holder that exchanges BEPC exchangeable shares for BEP Inc. Class A Shares or cash—whether pursuant to the holder’s exercise of the exchange right, upon a redemption by BEPC, or upon BEP Inc.’s exercise of the BEP Inc. Call Right—generally is not expected to be subject to U.S. federal income tax.

Non-U.S. Holders Exercising Dissent Rights Pursuant to the Transaction

Surrender of BEP Units for Cash

The U.S. federal income tax consequences to a Non-U.S. Holder of BEP units that exercises Dissent Rights pursuant to the Transaction will depend on whether BEP is treated for U.S. federal income tax purposes as engaged in a trade or business within the United States (as discussed above under “Consequences to Non-U.S. Holders—Tax Consequences of the Unit Exchange”).

•	If, as anticipated, BEP is not treated as engaged in a U.S. trade or business at any time up to and including the Effective Date, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then the Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain or loss realized upon the receipt of cash pursuant to the exercise of Dissent Rights, nor will such cash generally be subject to U.S. federal withholding tax.

•	If, contrary to expectation, BEP is treated as engaged in a U.S. trade or business as of the Effective Date, then gain or loss realized by a Non-U.S. Holder upon the receipt of cash pursuant to the exercise of Dissent Rights generally would be treated as effectively connected with BEP’s U.S. trade or business to the extent that the Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of receipt. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates. In addition, the gross amount of cash to which the Non-U.S. Holder would otherwise be entitled pursuant to the Transaction generally would be subject to the 10% U.S. federal withholding tax under Section 1446(f) of the Code, as described above. The Non-U.S. Holder generally would also be required to file a U.S. federal income tax return.

A Non-U.S. Holder who, prior to the Transaction, holds (and following the completion of the Transaction will continue to hold) BEP Preferred Units may be subject to U.S. federal income tax consequences that differ materially from the consequences described above, and any such holder of BEP Preferred Units is urged to consult its own tax adviser regarding the U.S. federal income tax consequences of exercising Dissent Rights pursuant to the Transaction in light of the holder’s particular circumstances.

Surrender of BEPC Exchangeable Shares for Cash

A Non-U.S. Holder of BEPC exchangeable shares that exercises Dissent Rights generally will not be subject to U.S. federal income tax upon the receipt of cash pursuant to the Transaction.

Non-U.S. Holders of BEP units or BEPC exchangeable shares are urged to consult their tax advisors regarding the U.S. federal income tax consequences of exercising Dissent Rights pursuant to the Transaction in light of their particular circumstances.

Ownership and Disposition of BEP Inc. Class A Shares

Distributions on BEP Inc. Class A Shares made to Non-U.S. Holders and proceeds from the sale or other disposition of BEP Inc. Class A Shares by Non-U.S. Holders generally will not be subject to U.S. federal income tax.

Additional Considerations for Non-U.S. Holders

In addition to the U.S. federal income tax consequences to Non-U.S. Holders described above, special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in BEP, BEPC, or BEP Inc. in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their own tax advisors regarding the application of these special rules.

Information Reporting, Backup Withholding, and Other Reporting Requirements

U.S. Holders generally will be subject to information reporting and may be subject to backup withholding on any cash payments received as a result of the exercise of Dissent Rights pursuant to the Transaction.

Distributions on BEP Inc. Class A Shares made to a U.S. Holder and proceeds from the sale or other disposition of BEP Inc. Class A Shares generally will be subject to information reporting and may, under certain circumstances, be subject to backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders generally will be required to report information relating to an interest in the BEP Inc. Class A Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. Each U.S. Holder is urged to consult its tax adviser regarding the information reporting obligations, if any, with respect to the holder’s ownership and disposition of BEP Inc. Class A Shares.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, Non-U.S. Holders that exercise Dissent Rights may be required to certify their non-U.S. status (on an applicable IRS Form W-8) in connection with payments of cash received in the United States or through certain U.S.-related financial intermediaries.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE TRANSACTION ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH ARE UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER, AND IN REVIEWING THIS CIRCULAR THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF BEP UNITS OR BEPC EXCHANGEABLE SHARES IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF BEP INC. CLASS A SHARES IN LIGHT OF THE HOLDER’S PARTICULAR CIRCUMSTANCES.

RISK FACTORS

You should carefully consider the following risk factors when voting to approve the Transaction. In addition, as there will be no substantive change in the business of BEP Inc. from that undertaken by Brookfield Renewable, you should also carefully consider the risk factors incorporated by reference from the BEP Annual Report, the BEPC Annual Report, the BEP Q2 2026 MD&A and the BEPC Q2 2026 MD&A, and the other information incorporated by reference in this Circular, as updated by our subsequent filings with the SEC and securities regulatory authorities in Canada, which are or will be incorporated herein by reference. For additional information, see “Information Concerning BEP”, “Information Concerning BEPC” and “Other Information”.

Risks Relating to the Transaction

Completion of the Transaction is subject to a number of conditions precedent and required approvals

The completion of the Transaction is subject to a number of conditions precedent, some of which are outside of our control, including receipt of the Final Order. At the hearing for the Final Order, the Court will consider whether to approve the Transaction based on the applicable legal requirements and the evidence before the Court. Other conditions precedent which are outside of our control include, without limitation, the required Securityholder approvals, the TSX Approvals, the NYSE Approvals and applicable regulatory approvals. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived or that the Transaction will be completed as currently contemplated or at all. If the Transaction is delayed or not completed, the market price of the BEP units and of the BEPC exchangeable shares may be materially adversely affected.

The Transaction may occur without the completion of the Share Exchange if the BEPC Transaction Resolution is not approved by BEPC Shareholders

If the BEP Transaction Resolutions are approved by the Unitholders (and all other conditions precedent to the Transaction are satisfied or waived) but the BEPC Transaction Resolution is not approved by BEPC Shareholders, the Transaction will be completed except that the Share Exchange will not occur. In this scenario, BEP and BEPC will still become subsidiaries of BEP Inc., except that all holders of BEPC exchangeable shares will retain their existing securities (with BEP Inc. being the successor of BEP and the BEP Inc. Class A Shares being the successor of the BEP units pursuant to BEPC’s articles and related agreements) and the BEPC exchangeable shares will remain listed on the TSX and NYSE and continue to trade under the symbol “BEPC”. There can be no certainty, nor can we provide any assurance, that the BEPC Transaction Resolution will be approved and the Share Exchange will occur. Failure to complete the Share Exchange could negatively impact the market price of the BEP Inc. Class A Shares and the BEPC exchangeable shares upon completion of the Transaction.

If the Share Exchange does not occur, the risk factors relating to the BEPC exchangeable shares described in the BEPC Annual Report will continue to be relevant, including, but not limited to, the risk factors set out under the heading “Risks Relating to the BEPC Exchangeable Shares” under Item 3.D “Risk Factors” therein. For greater certainty, such risk factors associated with the relationship between the BEPC exchangeable shares and the BEP units will be applicable to the relationship between the BEPC exchangeable shares and the BEP Inc. Class A Shares if the Transaction is completed without the Share Exchange.

The Arrangement Agreement may be terminated in accordance with its terms

The Arrangement Agreement may be terminated in certain circumstances, including in the sole and absolute discretion of the Boards, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can we provide any assurance, that the Arrangement Agreement will not be terminated prior to the completion of the Transaction.

The failure to complete the Transaction could negatively impact Brookfield Renewable

Failure to complete the Transaction for any reason could negatively impact the market price of the BEP units or the BEPC exchangeable shares, and Brookfield Renewable will remain liable for costs relating to the proposed Arrangement.

Possible failure to realize the anticipated benefits of the Transaction

A variety of factors, including those risk factors set forth in this Circular and the documents incorporated by reference herein, may adversely affect BEP Inc.’s ability to achieve the anticipated benefits of the Transaction. A failure to realize the anticipated benefits of the Transaction could have a material adverse effect on BEP Inc.’s business and operations.

Fluctuations in market prices may cause the value of the BEP Inc. Class A Shares that you receive in the Transaction to be less than the value of your BEP units or BEPC exchangeable shares prior to the Transaction

The ratio at which the BEP units and BEPC exchangeable shares will be converted into BEP Inc. Class A Shares in the Transaction is fixed, and there will be no adjustment to the ratio for changes in the market price of BEP units or BEPC exchangeable shares. In addition, the BEP Inc. Class A Shares have never been publicly traded. Accordingly, the value of the consideration to be received by Unitholders and BEPC Shareholders upon completion of the Transaction is not ascertainable at this time and will ultimately depend upon the FMV of BEP units and BEPC exchangeable shares at the Effective Time. Those market prices may be higher or lower than the market prices on the date on which the intention to undertake the transaction was announced, the date the Arrangement Agreement was executed, the date of this Circular or the date of the Meetings. BEP unit and BEPC exchangeable share price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in BEP’s and BEPC’s respective operations and prospects, cash flows, financial position, market assessments of the likelihood that the Transaction will be approved, and the timing of the Transaction.

Risks Relating to BEP Inc.

BEP Inc. is a newly formed company with no separate operating history

BEP Inc. is a newly formed company with no operating history and the historical and pro forma financial information included herein does not reflect the financial condition or operating results it would have achieved during the periods presented, and therefore may not be a reliable indicator of its future financial performance. BEP Inc. was formed on June 30, 2026 and has not generated any significant net income to date.

BEP Inc. is a holding entity and will rely on BEP and BEPC and, indirectly, the Holding Entities and the Operating Entities to provide it with the funds necessary to pay dividends and meet its financial obligations

BEP Inc. is a holding entity and its sole material asset will be its direct and indirect interests in all of the issued and outstanding securities of BEP and BEPC, through which we will hold all of our interests in BRELP, the Holding Entities and the Operating Entities. BEP Inc. will have no independent means of generating revenue. As a result, BEP Inc. will depend on distributions and other payments from BEP and BEPC (which in turn will depend on distributions and other payments from BRELP and, indirectly, the Holding Entities and the Operating Entities) to provide it with the funds necessary to meet its financial obligations. BEP, BEPC, BRELP, the Holding Entities and the Operating Entities are legally distinct from BEP Inc. and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to BEP Inc. pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Any other entities through which we may conduct operations in the future will also be legally distinct from BEP Inc. and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to BEP Inc. under certain conditions. BEP, BEPC, BRELP, the Holding Entities and the Operating Entities will generally be required to service their debt obligations before making distributions to BEP Inc. or their parent entities, as applicable, thereby reducing the amount of our cash flow available to BEP Inc. to pay dividends, fund working capital and satisfy other needs.

We anticipate that the only distributions that BEP Inc. will receive in respect of its interests in Brookfield Renewable will consist of amounts that are intended to assist BEP Inc. to pay expenses as they become due and to pay dividends to its shareholders in accordance with BEP Inc.’s articles and its dividend policy.

BEP Inc. is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions), and, if BEP Inc. were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered or required to be registered as investment companies. Among other things, such restrictions limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. BEP Inc. has not been and does not intend to become registered as an investment company, and BEP Inc. intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause BEP Inc. to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us, Brookfield, and other counterparties would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of our group and the Holding Entities or the dissolution of BEP Inc., any of which could materially adversely affect the value of the BEP Inc. Class A Shares.

BEP Inc. is expected to be a “foreign private issuer” under U.S. Exchange Act and therefore, BEP Inc. will be exempt from certain disclosure requirements applicable to U.S. domestic registrants listed on the NYSE

Although BEP Inc. will be subject to the periodic reporting requirements of the U.S. Exchange Act, the periodic disclosure required of a “foreign private issuer” under the U.S. Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about BEP Inc. than if BEP Inc. were a U.S. domestic registrant. BEP Inc. will be exempt from certain other sections of the U.S. Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide its shareholders with information statements or proxy statements that comply with the U.S. Exchange Act. In addition, insiders and large shareholders of BEP Inc. will not be obligated to file reports under Section 16(a) of the U.S. Exchange Act and will not be subject to the short-swing profit recovery provisions contained in Section 16(b) of the U.S. Exchange Act. Furthermore, BEP Inc. will be permitted to follow certain home country corporate governance practices (being the corporate governance practices of British Columbia companies) instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. In particular, because BEP Inc. will be externally managed by the Service Providers pursuant to the Master Services Agreement, BEP Inc. will not have a compensation committee. BEP Inc. expects to follow the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards (being those applicable to British Columbia companies). However, BEP Inc. may elect in the future to follow its home country law for certain of its other corporate governance practices, as permitted by the rules of the NYSE, in which case its shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following BEP Inc.’s home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE will likely provide less protection than is accorded to investors of U.S. domestic issuers.

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure

Our ownership and organizational structure will be similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest.

It is expected that, upon completion of the Transaction, the Brookfield Holders will hold approximately 73.6% of the votes to elect the directors of BEP Inc. (approximately 79.3% if the Share Exchange does not occur). As a result, Brookfield will be able to control the appointment and removal of BEP Inc.’s directors and, accordingly, exercise substantial influence over BEP Inc. In turn, we will often have a majority controlling interest or a significant influence in our investments. Upon completion of the Transaction, although it is expected that Brookfield Holders will have an effective economic interest in BEP Inc. of approximately 47.1% as a result of ownership of BEP Inc. Class A Shares (approximately 58.7% if the Share Exchange does not occur), over time Brookfield Holders may reduce this economic interest while still maintaining a controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of BEP Inc.’s other shareholders.

For example, despite the fact that we will have conflicts protocols in place, which will address the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, our investments, there is a greater risk of transfer of the assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately BEP Inc.’s shareholders.

Risks Relating to our Relationship with Brookfield

Brookfield will exercise substantial influence over BEP Inc., and BEP Inc. will be highly dependent on the Service Providers

It is expected that, upon completion of the Transaction and assuming that BEPC Shareholders approve the Transaction and the Share Exchange occurs, the Brookfield Holders will hold approximately 73.6% of the votes to elect the directors of BEP Inc. As a result, Brookfield will be able to control the appointment and removal of BEP Inc.’s directors and, accordingly, exercise substantial influence over BEP Inc. In addition, the Service Providers, being subsidiaries of Brookfield Asset Management, will provide management and administration services to our group pursuant to our Master Services Agreement. Our group will generally not have any employees and will depend on the management and administration services provided by the Service Providers. Brookfield personnel and support staff that will provide services to us are not required to have as their primary responsibility the management and administration of our group, or to act exclusively for either of us. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield’s ownership position in BEP Inc. will entitle it to a significant portion of distributions paid by BEP Inc., and Brookfield may increase its ownership in BEP Inc. relative to other shareholders

It is expected that, upon completion of the Transaction, Brookfield will hold 100% of the BEP Inc. Class B Shares, 100% of the BEP Inc. Class I Shares and approximately 44.9% of the BEP Inc. Class A Shares (approximately 57.7% if the Share Exchange does not occur). Additionally, BWS will hold approximately 2.2% of the BEP Inc. Class A Shares (approximately 1.0% if the Share Exchange does not occur). Accordingly, Brookfield’s ownership will entitle it to receive a substantial portion of the dividends and other distributions from BEP Inc.

Following the completion of the Transaction, Brookfield may increase its ownership position in BEP Inc. Under the DRIP, Brookfield may elect to reinvest dividends received on their respective BEP Inc. Class A Shares or elect to reinvest the Incentive Dividends received on its BEP Inc. Class I Shares in exchange for BEP Inc. Class A Shares. The Brookfield Holders may also purchase additional BEP Inc. Class A Shares in the open market or pursuant to private placements of BEP Inc. Class A Shares or of securities exchangeable for BEP Inc. Class A Shares.

Risks Relating to the BEP Inc. Class A Shares

The BEP Inc. Class A Shares have never been publicly traded and an active and liquid trading market for the BEP Inc. Class A Shares may not develop

Prior to the Transaction, there has not been a market for the BEP Inc. Class A Shares. We have applied to have the BEP Inc. Class A Shares listed on the NYSE and the TSX under the symbol “BEP”. Listing is subject to the approval of the NYSE and the TSX in accordance with their respective listing requirements. The TSX has conditionally approved the listing of the BEP Inc. Class A Shares. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for the BEP Inc. Class A Shares or, if such a market develops, whether it will be maintained. We cannot predict the effects on the price of the BEP Inc. Class A Shares if a liquid and active trading market for the BEP Inc. Class A Shares does not develop. In addition, if such a market does not develop, relatively small sales of the BEP Inc. Class A Shares may have a significant negative impact on the price of the BEP Inc. Class A Shares. A number of factors, principally factors relating to BEP Inc. but also including factors specific to Brookfield Renewable and our business, financial condition and liquidity, economic and financial market conditions, interest rates, availability of capital and financing sources, volatility levels and other factors could lead to a decline in the value of the BEP Inc. Class A Shares and a lack of liquidity in any market for the BEP Inc. Class A Shares.

We may issue additional shares of BEP Inc., preferred shares and securities exchangeable into shares of BEP Inc. in the future, including in lieu of incurring indebtedness, which may dilute existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to the holders of BEP Inc. Class A Shares

Subject to the terms of any of its securities then outstanding, our group may issue additional BEP Inc. Class A Shares, BEP Inc. Class B Shares, BEP Inc. Class I Shares, BEP Inc. Class A Preferred Shares, securities exchangeable into shares of BEP Inc. (including BEPC exchangeable shares if the Share Exchange does not occur) and options, rights, warrants and appreciation rights relating to BEP Inc. shares for any purpose (including potential acquisitions) and for such consideration and on such terms and conditions as the BEP Inc. Board may determine. In addition, if the Share Exchange does not occur, BEP Inc. will be required to issue additional BEP Inc. Class A Shares upon exchange of BEPC exchangeable shares. Subject to the terms of any of its securities then outstanding, the BEP Inc. Board will be able to determine the designation, rights, privileges, restrictions and conditions to be attached to the BEP Inc. Class A Preferred Shares, including any rights to share in our profits, losses and distributions, any rights to receive assets upon dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of its securities then outstanding, the BEP Inc. Board may use such authority to issue such additional securities, which could dilute holders of BEP Inc. Class A Shares, or result in the issuance of securities with rights and privileges that are more favorable than those of the BEP Inc. Class A Shares.

The sale or issuance of a substantial number of BEP Inc. shares or other equity related securities of our group in the public markets, or the perception that such sales or issuances could occur, could depress the trading price of the BEP Inc. Class A Shares and impair BEP Inc.’s ability to raise capital through the sale of additional securities. We cannot predict the effect that future sales, issuances or exchanges of BEP Inc. shares or other equity related securities of our group would have on the market price of the BEP Inc. Class A Shares. Subject to the terms of any of its securities then outstanding and applicable law, holders BEP Inc. Class A Shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued. Accordingly, any such additional securities may be dilutive to the BEP Inc. shareholders and may have terms that are more favorable than those of the BEP Inc. Class A Shares.

Non-U.S. shareholders will be subject to foreign currency risk associated with BEP Inc.’s dividends

It is expected that a significant number of BEP Inc.’s shareholders will reside in countries where the U.S. dollar is not the functional currency. BEP Inc.’s dividends will be denominated in U.S. dollars but will generally be settled in the local currency of the shareholder receiving the dividend. For each non-U.S. shareholder, the value received in the local currency from the dividend will generally be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. shareholder, the value received by such shareholder in its local currency will be adversely affected.

BEP Inc.’s articles provide that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. This choice of forum provision could limit the ability of BEP Inc.’s shareholders to obtain a favorable judicial forum for disputes with directors, officers or employees

BEP Inc.’s articles provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of these provisions, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision does not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive BEP Inc.’s compliance with federal securities laws of the United States and the rules and regulations thereunder.

The choice of forum provision contained in BEP Inc.’s articles may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with BEP Inc. or its directors, officers or other employees, which may discourage such lawsuits against BEP Inc. and its directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdiction with respect to BEP Inc. could find the choice of forum provision contained in BEP Inc.’s articles to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the U.S. Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there can be no assurance that the courts in Canada (including in the Province of British Columbia) and other courts within the United States, reach a similar determination regarding the choice of forum provision contained in BEP Inc.’s articles. If the relevant court were to find the choice of forum provision contained in BEP Inc.’s articles to be inapplicable or unenforceable in an action, BEP Inc. may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect its business, financial condition and operating results.

U.S. investors may find it difficult or impossible to enforce service of process and enforcement of judgments against BEP Inc., its board of directors and the Service Providers

BEP Inc. was established under the laws of the Province of British Columbia, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, certain of our executive officers are located outside of the United States. Certain of our directors and officers and the Service Providers reside outside of the United States. A substantial portion of our assets are, and the assets of our directors and officers and the Service Providers may be located outside of the United States. It may not be possible for investors to effect service of process within the United States upon our directors and officers and the Service Providers. It may also not be possible to enforce against BEP Inc., or our directors and officers and the Service Providers, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

Risks Relating to Taxation

United States

If Section 7874 of the Code applies to the Transaction, then certain U.S. subsidiaries might be required to pay substantial U.S. federal income taxes in the future, and dividends received by non-corporate U.S. Holders on BEP Inc. Class A Shares would not qualify for preferential U.S. federal income tax rates.

Under the “anti-inversion” rules of Section 7874 of the Code, certain adverse U.S. federal income tax consequences may result from a non-U.S. corporation’s acquisition of a U.S. corporation. Section 7874 of the Code would apply to BEP Inc. if, for U.S. federal income tax purposes, (i) BEP Inc. is treated as having acquired, directly or indirectly,

“substantially all” of the properties held directly or indirectly by U.S. Holdco; (ii) the percentage of stock of BEP Inc. (by vote or value) treated as held immediately after the Transaction by former holders of U.S. Holdco shares by reason of holding such shares and as calculated for Section 7874 purposes (the “Section 7874 Percentage”) is, in the aggregate, at least 60%; and (iii) the “expanded affiliated group” that includes BEP Inc. does not have substantial business activities in Canada. Substantially all of the properties held directly or indirectly by U.S. Holdco are expected to be acquired by BEP Inc. in the Transaction. BEP Inc. has not determined whether its expanded affiliated group will have substantial business activities in Canada within the meaning of Section 7874 of the Code.

Even if conditions (i) and (iii) in the preceding paragraph are satisfied, BEP Inc. expects the Section 7874 Percentage to be less than 60% as of the Effective Date, so that condition (ii) is not satisfied and Section 7874 of the Code therefore does not apply to the Transaction. However, the calculation of the Section 7874 Percentage is subject to complex regulations, the application of which is subject to uncertainty. Under a special rule, a partnership interest in a publicly traded foreign partnership is treated as stock of a foreign corporation for purposes of Section 7874 of the Code, provided that the partnership meets certain requirements. BEP and BRELP are expected to meet these requirements as of the Effective Date, but the application of this special rule to the Transaction is uncertain. Moreover, the Section 7874 Percentage must be determined on the basis of the facts and circumstances at the time of the Transaction and is therefore subject to factual uncertainties, such as fluctuations in the value of the U.S. Holdco stock. As a result, there can be no assurance regarding the potential for Section 7874 of the Code to apply to the Transaction, nor can there be any assurance that the IRS or a court will agree with BEP Inc.’s determination of the Section 7874 Percentage.

If the Section 7874 Percentage were determined to be at least 60% (but less than 80%), several limitations could apply to U.S. Holdco and any U.S. person related to U.S. Holdco. For example, U.S. Holdco would be prohibited from using its net operating losses, foreign tax credits, or other tax attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the Transaction or any income received or accrued during such period by reason of a license of any property by U.S. Holdco (as applicable) to a foreign related person. These rules might also apply to other U.S. subsidiaries. In addition, dividends received by individuals and other non-corporate U.S. Holders (as defined herein) on BEP Inc. Class A Shares would not qualify for taxation at the preferential U.S. federal income tax rates generally applicable to long-term capital gains. If, contrary to expectation, the Section 7874 Percentage were determined to be at least 80%, then BEP Inc. would be treated for U.S. federal income tax purposes as a U.S. corporation (that is, as a U.S. tax resident), which might result in significant adverse tax consequences for Brookfield Renewable.

Holders of BEP units and BEPC exchangeable shares are urged to consult their tax advisors as to the U.S. federal income tax consequences to holders of BEP Inc. Class A Shares and to Brookfield Renewable if, contrary to expectation, Section 7874 of the Code applies to the Transaction.

If the Unit Exchange or Share Exchange do not qualify as tax-free exchanges described in Section 351 of the Code or are otherwise taxable, including by reason of Section 367(a) of the Code, then a U.S. Holder receiving BEP Inc. Class A Shares in the Transaction may recognize taxable gain for U.S. federal income tax purposes.

The Unit Exchange and Share Exchange are both intended to qualify as tax-free exchanges described in Section 351 of the Code. As described in “Certain United States Federal Income Tax Considerations—Tax Treatment of the Transaction”, and subject to certain assumptions, qualifications, limitations, and representations, it is the opinion of Torys LLP, counsel to BEP, BEPC, and BEP Inc., that it is more likely than not that each of the Unit Exchange and, if it occurs, the Share Exchange, taken together with certain related transactions, will qualify as a tax-free exchange described in Section 351 of the Code, without regard to whether the Transaction is approved by the BEPC Shareholders. However, the IRS is not bound by the foregoing opinion of Torys LLP and may challenge its conclusions, and a court may sustain such challenge.

For tax-free treatment under Section 351 of the Code to apply, the exchanges of BEP units and BEPC exchangeable shares for BEP Inc. Class A Shares pursuant to the Transaction must not constitute transfers of property to an “investment company” (as defined for U.S. federal income tax purposes) that result in “diversification” of the transferors’ interests. The tax rules for determining whether BEP Inc. is an investment company are complicated and ambiguous, and there is limited or no authority for applying these rules to complex organizational structures. It is therefore not free from doubt that BEP Inc. will avoid treatment as an investment company. Nor is it free from doubt that the transfers of BEP units, BEPC exchangeable shares, and other assets to BEP Inc. pursuant to the Transaction will not result in “diversification” of a transferor’s interests.

If the Unit Exchange and Share Exchange do not qualify as tax-free exchanges described in Section 351 of the Code, then such exchanges generally will be treated as taxable exchanges for U.S. federal income tax purposes. In such case, a U.S. Holder of BEP units or BEPC exchangeable shares generally will be required to recognize taxable gain or loss for U.S. federal income tax purposes, as described in greater detail in “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Tax Consequences if the Unit Exchange Does Not Qualify as Tax-Free Under Section 351 of the Code” and “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Tax Consequences if the Share Exchange Does Not Qualify as Tax-Free Under Section 351 of the Code”.

Even if the Unit Exchange qualifies as a tax-free exchange described in Section 351 of the Code, a U.S. Holder of BEP units may nonetheless be required to recognize gain attributable to the holder’s share of assets owned indirectly by BEP and deemed to be transferred to BEP Inc. in the Unit Exchange for purposes of Section 367(a) of the Code. As described in “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Tax Consequences if the Unit Exchange Qualifies as Tax-Free Under Section 351 of the Code—Application of Section 367(a) of the Code”, it is the opinion of Torys LLP, counsel to BEP, BEPC, and BEP Inc., that it is more likely than not that a U.S. Holder (other than certain 5% BEP Inc. Shareholders, as defined herein) will not be required to recognize gain by reason of Section 367(a) of the Code with respect to the deemed transfer of equity interests in certain U.S. and non-U.S. entities owned indirectly by BEP. This opinion is subject to factual and legal uncertainties, as well as certain assumptions, qualifications, limitations, and representations, including that, as calculated for purposes of Section 367(a) of the Code, (i) information provided by BEP, BEPC, and BEP Inc. regarding historical transactions that could affect the values of certain assets owned indirectly by BEP is complete and accurate, and (ii) economic, business, and other relevant conditions between the date of this Circular and the date of the Unit Exchange do not affect the relative values of such assets in such a manner as to cause the fair market value of any U.S. Subsidiary (as defined herein) to exceed the fair market value of BEP Inc. at the time of the Unit Exchange, as calculated for U.S. federal income tax purposes. Torys LLP expresses no opinion as to any tax consequences under Section 367(a) of the Code with respect to the deemed transfer of assets other than equity interests in certain U.S. and non-U.S. entities.

Whether the applicable requirements under Section 367(a) of the Code are satisfied will depend on facts existing at the time of the Unit Exchange, and therefore no definitive determination can be made until such time. Moreover, the closing of the Transaction is not conditioned upon the receipt of an opinion of counsel or ruling from the IRS that the Unit Exchange will not result in gain being recognized under Section 367(a) of the Code, and no assurance can be given that the IRS will not challenge the position that the relevant requirements under Section 367(a) of the Code are satisfied or that a court would not sustain such a challenge. Accordingly, no assurance can be provided that U.S. Holders of BEP units will not recognize gain by reason of the deemed transfer of assets to BEP Inc. pursuant to the Transaction for purposes of Section 367(a) of the Code and the Treasury Regulations thereunder.

For a more complete discussion of the U.S. federal income tax consequences of the Unit Exchange and the Share Exchange, see “Certain United States Federal Income Tax Considerations”. The U.S. federal income tax consequences of the Transaction are complex, and U.S. Holders are urged to consult their tax advisors regarding the foregoing considerations in light of their particular circumstances.

Canada

Non-Resident Holders may be subject to Canadian federal income tax on capital gains realized on the disposition of BEP Inc. Class A Shares if the BEP Inc. Class A Shares are “taxable Canadian property”

Any capital gain arising from the disposition or deemed disposition of BEP Inc. Class A Shares by a Non-Resident Holder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the BEP Inc. Class A Shares are “taxable Canadian property” of the Non-Resident Holder, unless the BEP Inc. Class A Shares are “treaty-protected property” of such Non-Resident Holder. In general, the BEP Inc. Class A Shares will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition or deemed disposition, unless at any particular time during the 60-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of BEP Inc. were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the BEP Inc. Class A Shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. BEP Inc. does not expect the BEP Inc. Class A Shares to be “taxable Canadian property” of any Non-Resident Holder at any time but no assurance can be given in this regard. Even if the BEP Inc. Class A Shares constitute “taxable Canadian property”, the BEP Inc. Class A Shares will be “treaty protected property” if the gain on the disposition of the BEP Inc. Class A Shares is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Non-Resident Holders to whom BEP Inc. Class A Shares may constitute “taxable Canadian property” should consult their own tax advisors, including with respect to a potential requirement to file a Canadian federal income tax return upon a disposition of such BEP Inc. Class A Shares.

GENERAL PROXY MATTERS

What if I plan to attend either Meeting and vote by online ballot?

If you are a Registered Unitholder or Registered Shareholder or a duly appointed proxyholder, you can attend and vote during the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, by completing an online ballot through the relevant live webcast platform. Guests (including Non-Registered Unitholders or Non-Registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meetings. Guests will be able to listen to the Meetings but will not be able to ask questions or vote during the Meetings. The Meetings are being held in a virtual meeting format only to afford equal opportunity to all securityholders to take part in the Meetings.

In order to attend the Unitholders’ Meeting, you will need to complete the following steps:

Step 1: Log in online at: https://meetings.lumiconnect.com/400-245-868-582

Step 2: Follow these instructions:

Registered Unitholders: Click “I have a Login” and then enter your 15-digit control number found on your form of proxy and the password “BEP2026” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the Unitholders’ Meeting by clicking on the “Vote” tab on the meeting site. If you log in and vote on any matter at the Unitholders’ Meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the Unitholders’ Meeting and do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the Unitholders’ Meeting.

Duly appointed proxyholders: Click “I have a Login” and then enter the username provided to you by Computershare and the password “BEP2026” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the Unitholders’ Meeting by clicking on the “Vote” tab on the meeting site.

Guests: Click “I am a guest” and then complete the online form.

In order to attend the Shareholders’ Meeting, you will need to complete the following steps:

Step 1: Log in online at: https://meetings.lumiconnect.com/400-094-363-363

Step 2: Follow these instructions:

Registered Shareholders: Click “I have a Login” and then enter your 15-digit control number found on your form of proxy and the password “BEPC2026” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the Shareholders’ Meeting by clicking on the “Vote” tab on the meeting site. If you log in and vote on any matter at the Shareholders’ Meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the Shareholders’ Meeting and do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the Shareholders’ Meeting.

Duly appointed proxyholders: Click “I have a Login” and then enter your username provided to you by Computershare and the password “BEPC2026” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the Shareholders’ Meeting by clicking on the “Vote” tab on the meeting site.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the Meetings and you should allow ample time to log in to the applicable Meeting online before it begins.

What if I plan to vote by proxy in advance of the Meetings?

You can also vote by proxy prior to the Proxy Deadline as follows:

•	by Internet: access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you.

•	by mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to Computershare:

Attention: Proxy Department

320 Bay Street, 14th Floor

Toronto, Ontario

M5H 4A6

•	by telephone: call toll-free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will be prompted to provide the 15-digit control number printed on the bottom of the first page of the form of proxy sent to you. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by Computershare. If you vote by telephone or by internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a securityholder of BEP or BEPC) to represent you as proxyholder at the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the Management Representatives identified in the form of proxy you will need to complete the additional step of registering your proxyholder with Computershare by visiting www.computershare.com/BEP or www.computershare.com/BEPC, as applicable, by no later than the Proxy Deadline and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username. This username will allow your proxyholder to log in to and vote online at the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable. Without a username, your proxyholder will not be able to vote or ask questions at the applicable Meeting. They will only be able to attend the Meetings online as a guest.

If you are a Non-Registered Unitholder or Non-Registered Shareholder and your BEP units or BEPC exchangeable shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other Intermediary, and you would like to know how to direct the votes of BEP units or BEPC exchangeable shares beneficially owned, see “—If my securities are not registered in my name but are held in the name of an Intermediary, how do I vote my securities?” for voting instructions.

Who is soliciting my proxy?

The solicitation of proxies by this Circular is being made by or behalf of management of Brookfield Renewable and the associated costs will be borne by Brookfield Renewable.

This solicitation will be made primarily by sending proxy materials to Securityholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bep.brookfield.com under “Corporate Simplification” and on BEP’s and BEPC’s SEDAR+ profiles at www.sedarplus.ca and on BEP’s and BEPC’s EDGAR profiles at www.sec.gov.

What happens if I sign the proxy sent to me?

Signing the proxy appoints one of the Management Representatives or another person you have appointed, to vote or withhold from voting your BEP units or BEPC exchangeable shares at the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my securities?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a Unitholder or BEPC Shareholder. Please make sure that such other person you appoint attends the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, and knows he or she has been appointed to vote your BEP units or BEPC exchangeable shares. You will need to complete the additional step of registering such proxyholder with Computershare after submitting the form of proxy or voting instruction form. See “—If my securities are not registered in my name but are held in the name of an Intermediary, how do I vote my securities?”. Registered Unitholders or Registered Shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to Computershare in the envelope provided to you by mail or deliver to Computershare: Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6; by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail or appointing a proxyholder.

Can I vote by internet in advance of the Meetings?

Yes. If you are a Registered Unitholder or Registered Shareholder, go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a Registered Unitholder or Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of BEP or BEPC, as applicable, at the address below no later than 5:00 p.m. (Toronto time) on October 9, 2026, or, in the event the Meeting is adjourned or postponed, not less than two Business Days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and vote by online ballot at the applicable Meeting. Voting by online ballot will revoke your proxy previously given in respect of that Meeting.

Address for Unitholders:

Attention: Corporate Secretary

Brookfield Renewable Partners L.P. c/o Computershare, Proxy Department

320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6

Address for BEPC Shareholders:

Attention: Corporate Secretary

Brookfield Renewable Corporation c/o Computershare, Proxy Department

320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6

If you are a Non-Registered Unitholder or Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by contacting your Intermediary. If your Intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your Intermediary, so long as you submit your new instructions before the Intermediary’s deadline. A Non-Registered Unitholder or Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form and any applicable deadline specified therein.

How will my securities be voted if I give my proxy?

The persons named on the form of proxy must vote your BEP units or BEPC exchangeable shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your BEP units or BEPC exchangeable shares will be voted accordingly. In the absence of voting directions, proxies received by management, in the case of Unitholders’ Meeting, will be voted in favor of the BEP Transaction Resolutions, and in the case of the Shareholders’ Meeting, will be voted in favor of the BEPC Transaction Resolution. See “The Meetings—Business of the Meetings” for further information.

What if amendments are made to these matters or if other matters are brought before the Meetings?

The persons named on the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notices of Meetings and with respect to other matters which may properly come before either Meeting.

As at the date of this Circular, management is not aware of any amendment, variation or other matter expected to come before the Meetings. If any other matters properly come before either Meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

Our transfer agent, Computershare, counts and tabulates the proxies.

How do I contact the transfer agent?

For general Unitholder or BEPC Shareholder enquiries and enquiries in respect of the Meetings, you can contact Computershare as follows:

Mail	Telephone	Online
Computershare 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6	Direct dial outside North America at 514-982-7555 within Canada and the United States toll free at 1-800-564-6253	Email: service@computershare.com Website: www.computershare.com

If my securities are not registered in my name but are held in the name of an Intermediary, how do I vote my securities?

In many cases, BEP units or BEPC exchangeable shares that are beneficially owned by a Non-Registered Unitholder or Non-Registered Shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository, such as CDS or DTC, of which the Intermediary is a participant.

Your Intermediary is required to send you a voting instruction form for the number of BEP units or BEPC exchangeable shares you beneficially own.

Since BEP and BEPC have limited access to the names of the Non-Registered Unitholders and Non-Registered Shareholders, BEP or BEPC may have no record of your BEP units or BEPC exchangeable shares or of your entitlement to vote at the Meetings unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, you will need to complete the following steps:

•	Step 1: Insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

•	Step 2: You must complete the additional step of registering yourself (or your appointees other than if your appointees are the Management Representatives) as the proxyholder with Computershare at www.computershare.com/BEP or www.computershare.com/BEPC, as applicable, by no later than the Proxy Deadline and providing Computershare with your name and email address or the name and email address of your appointee. Computershare will provide you or your appointee with a username which will allow you or your appointee to log in to and vote at the meeting.

If you are a Non-Registered Unitholder or Non-Registered Shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

•	Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

•	Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to Computershare. You can send the legal proxy by email or by mail or courier to: proxyvote@computershare.com (if by email), or Computershare, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

•	Step 3: Computershare will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at www.computershare.com/BEP or www.computershare.com/BEPC, as applicable, as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a username, which is required to vote at the Meetings. Non-Registered Unitholders or Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meetings but will be able to attend as guests.

A Non-Registered Unitholder or Non-Registered Shareholder who does not wish to attend and vote at the Unitholders’ Meeting or the Shareholders’ Meeting, as applicable, and wishes to vote prior to the Meetings must complete and sign the voting instruction form and return it in accordance with the directions on the form.

BEP and BEPC have distributed the BEP Notice Package and BEPC Notice Package, respectively, to Intermediaries for onward distribution to Non-Registered Unitholders and Non-Registered Shareholders. Intermediaries are required to forward the Notice Package to Non-Registered Unitholders and Non-Registered Shareholders.

Non-Registered Unitholders and Non-Registered Shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the BEP units or BEPC exchangeable shares they beneficially own. Non-Registered Unitholders and Non-Registered Shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of BEP and BEPC, other than as disclosed elsewhere in this Circular and the documents incorporated by reference herein, as at August 21, 2026, no informed person of BEP or BEPC or any associate or affiliate of any informed person, has had any interest in any transaction within the three years before the date of this Circular that has materially affected or is reasonably expected to materially affect BEP, BEPC or a subsidiary of either BEP or BEPC. For the purposes of this Circular, an “informed person” means a director or officer of the BEP General Partner, a director or officer of BEPC, a director or officer of a person or company that is itself an “informed person” or subsidiary of either BEP or BEPC; any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of BEP or BEPC or who exercises control or direction over voting securities of BEP or BEPC or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of either BEP or BEPC.

INTEREST OF EXPERTS

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship
Torys LLP(1)	External Legal Counsel to Brookfield Renewable
Appleby (Bermuda) Limited(1)	External Legal Counsel to BEP
McMillan LLP(1)	External Legal Counsel to BEPC
Goodmans LLP(1)	External Legal Counsel to the Nominating and Governance Committees
Scotiabank(1)	External Financial Advisor to the Nominating and Governance Committees, including delivery of the Scotiabank Fairness Opinion
Ernst & Young LLP	External Auditor to BEP(2), BEPC(3) and BEP Inc.(4)

Notes:

(1)	To our knowledge, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding BEP units or BEPC exchangeable shares as of the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of BEP Inc. or of any associate or affiliate of BEP Inc.

(2)	Ernst & Young LLP has served as the external auditor of BEP since 2011. Ernst & Young LLP is independent with respect to BEP in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (the “PCAOB”). The offices of Ernst & Young LLP are located at Ernst & Young Tower, 100 Adelaide Street West, Toronto, ON M5H 0B3.

(3)	Ernst & Young LLP has served as the external auditor of BEPC since 2020. Ernst & Young LLP is independent with respect to BEPC in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB. The offices of Ernst & Young LLP are located at Ernst & Young Tower, 100 Adelaide Street West, Toronto, ON M5H 0B3.

(4)	Ernst & Young LLP has served as the external auditor of BEP Inc. since 2026. Ernst & Young LLP is independent with respect to BEP Inc. in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB. The offices of Ernst & Young LLP are located at Ernst & Young Tower, 100 Adelaide Street West, Toronto, ON M5H 0B3.

OTHER INFORMATION

Brookfield Renewable will provide any person or company, upon request in accordance with the directions in the Notices of Meetings, a copy of this Circular, the BEP Annual Report and the BEPC Annual Report. Each of the BEP Annual Report and BEPC Annual Report are filed in Canada with Canadian securities regulatory authorities in lieu of an annual information form and include financial statements for the fiscal year ended December 31, 2025 and related management’s discussion and analysis. Upon request to the Corporate Secretary of BEP or BEPC, we will also provide to any person or companies copies of the BEP and/or BEPC interim financial statements and management’s discussion and analysis for periods subsequent to the end of the fiscal year. Financial information on BEP and BEPC is provided in each of these respective financial statements and management’s discussion and analysis. Requests for the BEP Annual Report, interim financial statements and management’s discussion and analysis thereon can be made to BEP by mail at 91 Front Street, 1st Floor, Hamilton, HM 12, Bermuda, by telephone at 1-416-649-8172 (toll-free in North America at 1-833-236-0278), or by email at enquiries@brookfieldrenewable.com. Requests for the BEPC Annual Report, interim financial statements and management’s discussion and analysis thereon can be made to BEPC by mail at 225 Liberty Street, 8th Floor, New York, NY 10281, by telephone at 1-416-649-8172 (toll-free in North America at 1-833-236-0278), or by email at enquiries@brookfieldrenewable.com. All of these documents and additional information related to BEP Inc. are also available on our website, https://bep.brookfield.com, on BEP’s and BEPC’s SEDAR+ profiles at www.sedarplus.ca and on BEP’s and BEPC’s EDGAR profiles at www.sec.gov.

CONSENTS

Consent of Torys LLP

We hereby consent to the references to our name and opinion under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Joint Management Information Circular dated August 26, 2026 with respect to a proposed Plan of Arrangement involving Brookfield Renewable Partners L.P., Brookfield Renewable Corporation and Brookfield Renewable Partners Inc.

DATED at Toronto, Ontario, Canada on August 26, 2026.

(Signed) “Torys LLP”

Consent of Scotiabank

Date:     August 26, 2026

To:        The Board of Directors of Brookfield Renewable Partners Limited, as general partner of Brookfield Renewable Partners L.P., and the Board of Directors of Brookfield Renewable Corporation (together, the “Boards of Directors”)

We refer to the joint management information circular (the “Information Circular”) of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation dated August 26, 2026 relating to the special meetings of holders of limited partnership units of Brookfield Renewable Partners L.P. and holders of class A exchangeable subordinate voting shares and class B multiple voting shares of Brookfield Renewable Corporation to approve a proposed arrangement pursuant to Division 5 Part 9 of the Business Corporations Act (British Columbia). We consent to the inclusion of our fairness opinion dated July 21, 2026 as Appendix H to the Information Circular and to references to our firm name in the Information Circular. Our fairness opinion was given as of July 21, 2026 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Boards of Directors shall be entitled to rely upon our opinion.

(Signed) “Scotia Capital Inc.”

DIRECTORS’ APPROVAL

The contents and posting of this Circular have been approved by the directors of Brookfield Renewable Partners Limited, acting in its capacity as general partner of Brookfield Renewable Partners L.P.

Lou Maroun

Chair of the BEP Nominating and Governance Committee

August 26, 2026

The contents and posting of this Circular have been approved by the directors of Brookfield Renewable Corporation.

Lou Maroun

Chair of the BEPC Nominating and Governance Committee

August 26, 2026

Appendix A – Glossary

Unless the context requires otherwise, prior to completion of the Transaction, the terms “we”, “us”, “our”, “our group” and “Brookfield Renewable” refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, Brookfield Renewable Corporation, together with all of their respective subsidiaries and the Operating Entities. Unless the context requires otherwise, following the completion of the Transaction (and assuming the Share Exchange has occurred), the terms “we”, “us”, “our”, “our group” and “Brookfield Renewable” will refer to BEP Inc. together with all of its subsidiaries, including Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, and Brookfield Renewable Corporation, together with all of their respective subsidiaries and the Operating Entities. All dollar values ($) in this Circular are in U.S. dollars, except as otherwise noted, and, unless the context suggests otherwise, any reference to:

•	“Adjusted EBITDA” has the meaning ascribed thereto under “Presentation of Financial Information — Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures”;

•	“Aggregate Elected Notes” means the total of all Elected Notes;

•	“Arrangement Agreement” means the arrangement agreement dated July 21, 2026 among BEP, BEPC and BEP Inc., including all schedules thereto, providing for the terms of the Transaction and certain customary indemnities and covenants;

•	“Available Notes” has the meaning ascribed thereto under “The Transaction—Note Alternative—Limitation on BEP Inc. Notes”;

•	“Available Property” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of BEP Inc. Class I Shares”;

•	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

•	“BEP” or “the partnership” means Brookfield Renewable Partners L.P., unless the context requires otherwise;

•	“BEP Annual Report” has the meaning ascribed thereto under “Information Concerning BEP—Documents Incorporated by Reference”;

•	“BEP Arrangement Resolution” means the resolution approving the Transaction to be considered at the Unitholders’ Meeting, substantially in the form set out in Appendix B hereto;

•	“BEP Board” means the board of directors of the BEP General Partner;

•	“BEP exchangeable securities” means, collectively, the BEPC exchangeable shares, the BRHC class A.2 shares and the REUs;

•	“BEP Exchangeable Securityholder” means any holder of any BEP exchangeable security;

•	“BEP General Partner” means Brookfield Renewable Partners Limited, the general partner of BEP;

•	“BEP General Partner Shares” means the class A common shares of the BEP General Partner;

•	“BEP GP units” means the general partnership units of BEP held by the BEP General Partner;

•	“BEP Holders” has the meaning ascribed thereto under “The Transaction—Note Alternative—Note Agreement”;

•	“BEP Inc.” means Brookfield Renewable Partners Inc., a corporation existing under the BCBCA;

•	“BEP Inc. Board” means the board of directors of BEP Inc.;

•	“BEP Inc. Call Right” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders— Tax Consequences of the Ownership and Disposition of BEPC Exchangeable Shares if the Transaction is Approved by the Unitholders but not by the BEPC Shareholders”;

•	“BEP Inc. Class A Preferred Shares” means class A preferred shares in the capital of BEP Inc.;

•	“BEP Inc. Class A Shares” means the class A subordinate voting shares in the capital of BEP Inc.;

•	“BEP Inc. Class B Shares” means the class B multiple voting shares in the capital of BEP Inc.;

•	“BEP Inc. Class I Shares” means the class I non-voting incentive shares in the capital of BEP Inc.;

•	“BEP Inc. Liquidation Event” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of BEP Inc. Class A Shares”;

•	“BEP Inc. Note” means a non-interest-bearing promissory note having a principal amount equal to the FMV of one BEP Inc. Class A Share and payable by the delivery of one BEP Inc. Class A Share;

•	“BEP Inc. Restricted Stock Plan” means the restricted stock plans of BEP Inc. adopted in connection with the Transaction;

•	“BEP Limited Partnership Agreement” means the fourth amended and restated limited partnership agreement of BEP, including any amendments thereto;

•	“BEP LPA Amendment” means the amendment to the BEP Limited Partnership Agreement in the form attached as Schedule A to the Plan of Arrangement;

•	“BEP LPA Amendment Resolution” means the resolution approving the BEP LPA Amendment to be considered at the Unitholders’ Meeting, substantially in the form set out in Appendix B hereto;

•	“BEP Nominating and Governance Committee” means the nominating and governance committee of the board of directors of the BEP General Partner;

•	“BEP Preferred Units” means the class A preferred limited partnership units of BEP;

•	“BEP Q2 2026 MD&A” has the meaning ascribed thereto under “Information Concerning BEP —Documents Incorporated by Reference”;

•	“BEP Registration Rights Agreement” means the registration rights agreement dated November 28, 2011 between BEP and Brookfield Renewable Power Inc., which will be replaced with the New Registration Rights Agreement;

•	“BEP Restricted Unit” means a restricted BEP unit awarded pursuant to a BEP Restricted Unit Plan;

•	“BEP Restricted Unit Plans” means, collectively, the Brookfield Renewable Restricted Unit Plan (Canada), effective as of January 30, 2025, and the Brookfield Renewable Restricted Unit Plan, effective as of January 30, 2025, in each case as amended as at the Effective Time;

•	“BEP Subco” means BEP Subco Inc;

•	“BEP Transaction Resolutions” means both the BEP Arrangement Resolution and BEP LPA Amendment Resolution, collectively;

•	“BEP units” means the non-voting limited partnership units of BEP;

•	“BEPC” means Brookfield Renewable Corporation;

•	“BEPC 2026 Annual Management Information Circular” has the meaning ascribed thereto under “Information Concerning BEPC—Documents Incorporated by Reference”;

•	“BEPC Annual Report” has the meaning ascribed thereto under “Information Concerning BEPC—Documents Incorporated by Reference”;

•	“BEPC Board” means the board of directors of BEPC;

•	“BEPC class B shares” means the class B multiple voting shares in the capital of BEPC;

•	“BEPC exchangeable shares” means the class A exchangeable subordinate voting shares of BEPC;

•	“BEPC Nominating and Governance Committee” means the nominating and governance committee of the board of directors of BEPC;

•	“BEPC Q2 2026 MD&A” has the meaning ascribed thereto under “Information Concerning BEPC—Documents Incorporated by Reference”;

•	“BEPC Registration Rights Agreement” means the registration rights agreement dated December 24, 2024 between BEP, BEPC and BN, which, assuming the BEPC Transaction Resolution is approved, will be replaced with the New Registration Rights Agreement;

•	“BEPC Shareholders” means the holders of BEPC exchangeable shares and “BEPC Shareholder” means any one of them;

•	“BEPC Transaction Resolution” means the resolution approving the Transaction to be considered at the Shareholders’ Meeting, substantially in the form set out in Appendix C hereto;

•	“BN” means Brookfield Corporation;

•	“BN Partnership” means BAM Partners Trust;

•	“Boards” means both the BEPC Board and BEP Board, collectively;

•	“BRELP” means Brookfield Renewable Energy L.P.;

•	“BRELP GP Units” means the general partner units of BRELP held by BREPH, in its capacity as the general partner of BRELP;

•	“BRELP Limited Partnership Agreement” means the fourth amended and restated limited partnership agreement of BRELP, including any amendments thereto;

•	“BREPH” means BREP Holding L.P., the general partner of BRELP and a subsidiary of Brookfield Asset Management;

•	“BREPH GP” means BRP Bermuda GP Limited, the general partner of BREPH and a subsidiary of Brookfield Asset Management;

•	“BREPH GP Shares” means the class A common shares of BREPH GP held by a subsidiary of Brookfield Asset Management;

•	“BREPH LP Units” means the limited partnership units of BREPH held by a subsidiary of Brookfield Asset Management;

•	“BREP Tracking” means Brookfield BREP Tracking Inc., a corporation existing under the laws of Ontario;

•	“BREP Tracking Option Plan” means the Brookfield Renewable Management Share Option Plan (Canadian Employees) of BREP Tracking, effective as of March 27, 2012, as amended as at the Effective Time;

•	“BREP Tracking Preferred Shares” means the preferred shares in the capital of BREP Tracking;

•	“BRHC” means Brookfield Renewable Holdings Corporation;

•	“BRHC class A.1 shares” means the class A.1 exchangeable subordinate voting shares in the capital of BRHC owned by BEPC;

•	“BRHC class A.2 shares” means the class A.2 exchangeable non-voting shares in the capital of BRHC owned by Brookfield, which provide Brookfield with economic terms that are substantially equivalent to BEPC exchangeable shares and which are exchangeable, on a one-for-one basis, for BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of BRHC class A.2 shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or BEP units;

•	“BRHC class B shares” means the class B multiple voting shares in the capital of BRHC;

•	“BRHC class C shares” means the class C non-voting shares in the capital of BRHC;

•	“Brookfield” means BN and its subsidiaries and, unless the context otherwise requires, includes Brookfield Asset Management;

•	“Brookfield Asset Management” means Brookfield Asset Management Ltd.;

•	“Brookfield Holders” means Brookfield, BWS and their respective subsidiaries and related parties;

•	“Business Day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Hamilton, Bermuda;

•	“BWS” means Brookfield Wealth Solutions Ltd.;

•	“BWS Voting Agreements” means the voting agreements between BWS and Brookfield dated September 29, 2023 and December 24, 2024 in respect of the BEP units and BEPC exchangeable shares, respectively, as the same may be amended in connection with the Transaction;

•	“Canada-US Treaty” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Not Resident in Canada—Holding and Disposing of BEP Inc. Class A Shares—Dividends on BEP Inc. Class A Shares”;

•	“Canada Holdco” means Brookfield BRP Canada Corp.;

•	“Canada Holdco Option Agreement” means the option agreement dated December 31, 2025 between BEPC and Canada Holdco;

•	“Canadian Finco” means Brookfield Renewable Partners ULC;

•	“CDS” means the CDS Clearing and Depository Services Inc.;

•	“Circular” means this management information circular dated August 26, 2026;

•	“Class A Consideration” means (a) for a Unitholder or BEP Exchangeable Securityholder that is a party to a Note Agreement, the BEP Inc. Class A Shares and BEP Inc. Notes set out in the applicable Note Schedule; and (b) for a Unitholder or BEP Exchangeable Securityholder other than one described in (a), one (1) BEP Inc. Class A Share per BEP unit or BEP exchangeable security held;

•	“Class I Liquidation Amount” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of BEP Inc. Class I Shares”;

•	“Class I Unrecovered Capital Amount” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of BEP Inc. Class I Shares”;

•	“Code” means the Internal Revenue Code of 1986, as amended;

•	“Company Group” means BEP Inc., BEP, BRELP, the Holding Entities, the Operating Entities, and any other direct or indirect subsidiary of a Holding Entity;

•	“Computershare” means Computershare Investor Services Inc.;

•	“Court” means the Supreme Court of British Columbia;

•	“CRA” means the Canada Revenue Agency;

•	“Dissent Rights” means the right of a Registered Unitholder and/or Registered Shareholder to dissent in respect of the Transaction pursuant to the procedures set forth in Section 7.6 of the BEP LPA Amendment for Registered Unitholders and set forth in Division 2 of Part 8 of the BCBCA for Registered Shareholders, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court;

•	“Dissenting Shareholder” means a registered holder of BEPC exchangeable shares who dissents in respect of the BEPC Transaction Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BEPC exchangeable shares;

•	“Dissenting Unitholder” means a registered holder of BEP units who dissents in respect of the BEP Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BEP units;

•	“DRS” means direct registration system;

•	“DSU Plan” means the Brookfield Renewable Deferred Share Unit Plan (Canadian Employees), effective for compensation earned for services performed in the 2015 fiscal year and thereafter, as amended as at the Effective Time;

•	“DSUs” means the deferred share units granted under the DSU Plan;

•	“DTC” means the Depository Trust Company;

•	“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;

•	“Effective Date” means the date upon which the Transaction becomes effective, being the date BEP Inc., BEP and, if applicable, BEPC agree upon, acting reasonably, as the effective date of the Transaction following the satisfaction or waiver of the conditions precedent to the completion of the Transaction, including the granting of the Final Order;

•	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as may be agreed to in writing by BEP Inc., BEP and BEPC prior to the Effective Date;

•	“eFuels” means electrofuels;

•	“Elected Amount” (a) for purposes of the BEPC exchangeable shares has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Transfer of BEPC Exchangeable Shares to BEP Inc.”, and (b) for the purposes of the BEP units has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Transfer of BEP Units to BEP Inc. (including pursuant to BEP Inc. exercising its overriding call right)”;

•	“Elected Notes” means for any holder that is a party to a Note Agreement, the aggregate number of BEP Inc. Notes to be received by such holder as set out in the applicable Note Schedule, prior to any reduction pursuant to the Plan of Arrangement;

•	“Eligible Canadian Holder” means a holder that (a) for purposes of the Tax Act, at all relevant times, is or is deemed to be a resident of Canada (or, in the case of a holder that is a partnership, has at least one partner that is or is deemed to be a resident of Canada for purposes of the Tax Act) and (b) is not exempt from income tax under the Tax Act;

•	“Equity Commitment Agreement” means the amended and restated equity commitment agreement dated December 24, 2024, as amended from time to time, between BEP, BEPC, BRHC, and NA Holdco;

•	“Equivalent Security Amount” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of the BEP Inc. Class I Shares—Dividends”;

•	“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited;

•	“Exchange-Redemption Call Right” means the overriding right of BEP to acquire, or cause its affiliate to acquire all, but not less than all, of either (a) BEPC exchangeable shares tendered for exchange by a BEPC Shareholder or (b) the BEPC exchangeable shares, where BEPC has provided a notice of redemption to BEPC Shareholders in respect of the BEPC exchangeable shares, in each case by delivering one BEP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined by BEP in its sole and absolute discretion) per BEPC exchangeable share so acquired, in accordance with the articles of BEPC and in satisfaction of BEPC’s obligations thereunder;

•	“FFO” has the meaning ascribed thereto under “Presentation of Financial Information — Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures”;

•	“FHSA” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Eligibility for Investment”;

•	“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Transaction;

•	“Financial Advisor” or “Scotiabank” means Scotia Capital Inc.;

•	“First Cumulative Unpaid Amount” means an amount, if a positive number, equal to the excess of (i) for all full or partial calendar quarters ending on the last day of March, June, September or December during the period beginning on the date the “Capital Amount” (within the meaning of the BRELP Limited Partnership Agreement and as determined as part of the calculation of the Unrecovered Capital Amount) was last adjusted in accordance with the BRELP Limited Partnership Agreement and ending on the date of the distribution in respect of the BEP Inc. Liquidation Event, the sum of the product of, for each full or partial quarter in that period, (X) the First Dividend Threshold and (Y) the number of Outstanding Shares at the end of the period, over (ii) the aggregate amount of dividends or distributions (if any) paid during such period in respect of the Outstanding Shares (excluding any Incentive Dividends paid during such period);

•	“First Dividend Amount” means the sum of (i) the Unrecovered Capital Amount and (ii) the First Cumulative Unpaid Amount;

•	“First Dividend Threshold” means $0.2000 per BEP Inc. Class A Share and Bep Inc. Class B Share per calendar quarter, as adjusted from time to time to reflect any stock dividend, subdivision, consolidation or other comparable event with respect to the BEP Inc. Class A Shares and BEP Inc. Class B Shares and prorated for a partial calendar quarter;

•	“Fiscally Transparent Subsidiary” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Partnership Status of BEP and the BRELP”;

•	“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money;

•	“Goodmans” has the meaning ascribed thereto under “The Transaction—Background to the Transaction”;

•	“Holdco Debt Obligations” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Considerations Relating to Section 367(a) of the Code”;

•	“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations”;

•	“Holding Entities” means LATAM Holdco, NA Holdco and Euro Holdco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of the BRELP Limited Partnership Agreement;

•	“IFRS Accounting Standards” means IFRS® Accounting Standards as issued by the International Accounting Standards Board;

•	“Incentive Dividend Account” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of BEP Inc. Class I Shares”;

•	“Incentive Dividend Amount” for a calendar quarter ending on the last day of March, June, September or December, means an amount equal to the sum of (i) the product of A × B × C; plus, if applicable, (ii) the product of B × D × E, where:

A = the amount (if a positive number) by which (i) the lesser of (x) the Regular Quarterly Dividend and (y) the Second Dividend Threshold exceeds (ii) the First Dividend Threshold

B = the number of Outstanding Shares on the applicable record date

C = 0.15/0.85

D = the amount (if a positive number) by which the Regular Quarterly Dividend exceeds the Second Dividend Threshold

E = 0.25/0.75;

•	“Incentive Dividends” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of BEP Inc. Class I Shares”;

•	“Interim Order” means the interim order of the Court in respect of the Transaction, as it may be varied or amended, as contemplated by the Arrangement Agreement;

•	“Intermediary” means an intermediary such as a bank, trust company, securities dealer, broker or other intermediary that holds BEP units on behalf Non-Registered Unitholders or BEPC exchangeable shares on behalf of Non-Registered Shareholders;

•	“IRS” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Partnership Status of BEP and the BRELP”;

•	“LATAM Holdco” means BRP Bermuda Holdings I Limited;

•	“Licensing Agreement” means the licensing agreement, effective as of November 28, 2011, between BEP, BRELP and Brookfield Global Asset Management Inc., pursuant to which Brookfield has granted to Brookfield Renewable a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo and as will be assigned to BEP Inc., varied, amended, modified or replaced in connection with the Transaction;

•	“Limited Partnership Agreements” means the BEP Limited Partnership Agreement and BRELP Limited Partnership Agreement;

•	“Management Representatives” means Connor Teskey, Chief Executive Officer, or in the alternative, Patrick Taylor, Chief Financial Officer, or in the alternative, Jennifer Mazin, Co-President and General Counsel;

•	“Mark-to-Mark Election” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEP Inc. Class A Shares”;

•	“Master Services Agreement” means the fifth amended and restated master services agreement dated May 5, 2023, by and among the Service Recipients, the Service Providers, BN, and others, and as the same will be amended in connection with the Transaction;

•	“Meetings” means, collectively, the Unitholders’ Meeting and the Shareholders’ Meeting and “Meeting” means any one of them, as the context requires;

•	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

•	“MSA Holding Entities” means NA Holdco, LATAM Holdco, Canada Holdco, Brookfield BRP Holdings (US) Inc., Euro Holdco, Brookfield Renewable Power Preferred Equity Inc., Canadian Finco, BEPC, BRHC, Brookfield Power US Asset Management LLC, U.S. Holdco, BEP BGTF Zenith AIV LP and any direct wholly-owned subsidiary of BRELP created or acquired on or after the date of the Master Services Agreement, excluding, for greater certainty, any Operating Entities;

•	“NA Holdco” means Brookfield BRP Holdings (Canada) Inc;

•	“NA Holdco Option Agreement” means the option agreement dated December 31, 2025 between BEPC and NA Holdco;

•	“NAREIT” has the meaning ascribed thereto under “Presentation of Financial Information — Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures”;

•	“New Registration Rights Agreement” means the registration rights agreement to be entered into on the Effective Date between BEP Inc. and BN;

•	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

•	“Nominating and Governance Committees” means both the BEP Nominating and Governance Committee and BEPC Nominating and Governance Committee, collectively;

•	“Non-Registered Shareholder” means holders of BEPC exchangeable shares who do not hold their BEPC exchangeable shares in their own name, but whose BEPC exchangeable shares are registered in the name of an Intermediary;

•	“Non-Registered Unitholder” means holders of BEP units who do not hold their BEP units in their own name, but whose BEP units are registered in the name of an Intermediary;

•	“Non-Resident Dissenting Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Not Resident in Canada—Dissenting Non-Resident Holders”;

•	“Non-Resident Dissenting Unitholder” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Not Resident in Canada—Dissenting Non-Resident Holders”;

•	“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Not Resident in Canada”;

•	“Non-U.S. Equity Interests” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Considerations Relating to Section 367(a) of the Code”;

•	“Non-U.S. Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

•	“Note Agreement” means an agreement entered into by the parties thereto pursuant to which the BEP Holder party thereto who has validly elected to receive a portion of the Class A Consideration in the form of BEP Inc. Notes, which will be subsequently transferred and assigned to BEP Inc. in exchange for BEP Inc. Class A Shares pursuant to the Plan of Arrangement;

•	“Note Schedule” means the schedule to a Note Agreement specifying the number of BEP Inc. Class A Shares and the aggregate principal amount of BEP Inc. Notes to be received by the BEP Holder party thereto;

•	“Notice and Access” has the meaning ascribed thereto under “The Meetings—Voting Information”;

•	“Notice of Dissent” means a notice of dissent prepared in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order;

•	“Notice of Special Meeting of Shareholders” means the notice of special meeting of BEPC Shareholders accompanying this Circular;

•	“Notice of Special Meeting of Unitholders” means the notice of special meeting of Unitholders accompanying this Circular;

•	“Notice Shares” has the meaning ascribed thereto under “Dissent Rights—Shareholder Dissent Rights—Dissenting to the Transaction”;

•	“Notices of Meetings” are to the Notice of Special Meeting of Unitholders and the Notice of Special Meeting of BEPC Shareholders;

•	“NYSE” means the New York Stock Exchange;

•	“NYSE Approvals” means the approval of the NYSE in respect of the listing and posting for trading of the BEP Inc. Class A Shares pursuant to the Transaction and other technical listings required pursuant to the Transaction;

•	“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements;

•	“OSC” means Ontario Securities Commission;

•	“OSC Rule 56-501” means Ontario Securities Commission Rule 56-501 – Restricted Shares;

•	“Outstanding Shares” means the aggregate number of outstanding BEP Inc. Class A Shares, BEP Inc. Class B Shares, BEP Inc. Class I Shares and any security that is determined by the BEP Inc. Board to be the economic equivalent of a BEP Inc. Class A Share or, for periods prior to the Effective Date, the aggregate number of Equity Units of BRELP and Equivalent Securities (as both such terms are defined in the BRELP Limited Partnership Agreement);

•	“Ownership Cap” has the meaning ascribed thereto under “The Meetings—Principal Holders of Securities Entitled to Vote”;

•	“Pairing Agreement” means the pairing agreement dated December 24, 2024 among BEPC, BRHC and BEP, as amended;

•	“Parties” means BEP Inc., BEP and BEPC, and “Party” means any of them;

•	“PCAOB” has the meaning ascribed thereto under “Interest of Experts”;

•	“PFIC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders— Tax Consequences if the Unit Exchange Qualifies as a Tax-Free Under Section 351 of the Code”;

•	“Plan of Arrangement” means the plan of arrangement attached as Schedule “A” to the Arrangement Agreement which sets out the terms and conditions of the Transaction and is attached to this Circular as Appendix D, which plan of arrangement may be amended, varied or supplemented in accordance with the terms thereof, the terms of the Arrangement Agreement or at the discretion of the Court;

•	“pre-approval policy” has the meaning ascribed thereto under “Information Concerning BEP Inc. – Board Committees – Audit Committee”;

•	“Proxy Deadline” means 5:00 p.m. (Toronto time) on October 9, 2026 or, in the event either Meeting is adjourned or postponed, not less than two Business Days prior to the time of the adjourned or postponed Meeting;

•	“QEF Election” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of BEP Inc. Class A Shares”;

•	“RDSP” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Eligibility for Investment”;

•	“Record Date” means August 21, 2026;

•	“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interest in BRELP in whole or in part in exchange for cash, subject to the right of BEP to acquire such interests (in lieu of such redemption) in exchange for BEP units;

•	“Registered Plans” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Eligibility for Investment”;

•	“Registered Shareholder” means a Shareholder whose name is set out in BEPC’s register for the BEPC exchangeable shares maintained by the Transfer Agent;

•	“Registered Unitholder” means a Unitholder whose name is set out in BEP’s register for the BEP units maintained by the Transfer Agent;

•	“Regular Quarterly Dividend” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of BEP Inc. Class I Shares”;

•	“Regulation S” means Regulation S under the U.S. Securities Act;

•	“Regulations” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations”;

•	“Relationship Agreement” means the amended and restated relationship agreement dated May 5, 2023 by and among Brookfield, BEP, BRELP the Service Providers and others, and as the same will be amended in connection with the Transaction;

•	“Resident Dissenter” means either a Resident Dissenting Unitholder or a Resident Dissenting Shareholder;

•	“Resident Dissenting Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Resident Dissenting Shareholders”;

•	“Resident Dissenting Unitholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Resident Dissenting Unitholders”;

•	“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada”;

•	“RESP” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Eligibility for Investment”;

•	“REU Holders” means holders of REUs;

•	“REUs” means the limited partnership units of BRELP that have the rights of the Redemption-Exchange Mechanism;

•	“rights agent” are to Wilmington Trust, National Association;

•	“Rights Agreement” are to the rights agreement dated December 24, 2024 between BN and the rights agent, which, assuming the BEPC Transaction Resolution is approved, will be terminated in connection with the Transaction;

•	“RRIF” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Eligibility for Investment”;

•	“RRSP” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Eligibility for Investment”;

•	“Scotiabank Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of July 21, 2026 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by the Public Holders (as defined in the Scotiabank Fairness Opinion) of BEP units and BEPC exchangeable shares pursuant to the Transaction is fair, from a financial point of view, to such Securityholders;

•	“SEC” means the United States Securities and Exchange Commission;

•	“Second Cumulative Unpaid Amount” means an amount, if a positive number, equal to the excess of (i) for all full or partial calendar quarters ending on the last day of March, June, September or December during the period beginning on the date the “Capital Amount” (within the meaning of the BRELP Limited Partnership Agreement and as determined as part of the calculation of the Unrecovered Capital Amount) was last adjusted in accordance with the BRELP Limited Partnership Agreement and ending on the date of the distribution in respect of the BEP Inc. Liquidation Event, the sum of the product of, for each full or partial quarter in that period (X) the Second Dividend Threshold less the First Dividend Threshold, and (Y) the number of Outstanding Shares at the end of the period, over (ii) the incremental aggregate amount of dividends or distributions (if any) paid in excess of the First Dividend Threshold during such period in respect of the Outstanding Shares (excluding any Incentive Dividends paid during such period);

•	“Second Dividend Amount” means the sum of (i) the Unrecovered Capital Amount, (ii) the First Cumulative Unpaid Amount and (iii) the product of (X) 1/0.85 and (Y) the Second Cumulative Unpaid Amount;

•	“Second Dividend Threshold” means $0.2253 per BEP Inc. Class A Share and BEP Inc. Class B Share per calendar quarter, as adjusted from time to time to reflect any stock dividend, subdivision, consolidation or other comparable event with respect to the BEP Inc. Class A Shares and BEP Inc. Class B Shares and prorated for a partial calendar quarter;

•	“Section 7874 Percentage” has the meaning ascribed thereto under “Risk Factors—Risks Relating to Taxation”;

•	“Securityholders” means, collectively, the holders of BEP units and BEPC exchangeable shares;

•	“SEDAR+” means the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca;

•	“Service Providers” means Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited, Brookfield Canada Renewable Manager LP, and Brookfield Renewable Energy Group LLC, each of which is an indirect wholly-owned subsidiary of Brookfield Asset Management, and includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to the Master Services Agreement or any other service agreement or arrangement;

•	“Service Recipients” means BEP, BRELP, the MSA Holding Entities and, at the option of the MSA Holding Entities, any Operating Entities, and upon completion of the Transaction will also include BEP Inc.;

•	“Share Exchange” means the exchange of BEPC exchangeable shares for Class A Consideration pursuant to the Plan of Arrangement;

•	“Shareholders’ Meeting” means the special meeting of holders of BEPC exchangeable shares and BEPC class B shares, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the BEPC Transaction Resolution;

•	“Specified Purchaser” means each specified purchaser identified in a Note Agreement to whom a BEP Holder that is party to such Note Agreement will transfer BEP Inc. Notes in accordance with the Plan of Arrangement;

•	“subsidiary” has the meaning given to such term in the BCBCA;

•	“Tax Act” means the Income Tax Act (Canada);

•	“Tax Election” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Transfer of BEPC Exchangeable Shares to BEP Inc.—Class A Consideration Comprising of BEP Inc. Class A Shares and BEP Inc. Notes - No Tax Election”;

•	“Tax Election Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Procedure for Making a Tax Election”;

•	“Tax Election Portal Closing Date” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Procedure for Making a Tax Election”;

•	“Tax Proposals” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations”;

•	“TFSA” has the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Holders Resident in Canada—Eligibility for Investment”;

•	“Transaction” means the court approved arrangement involving BEP Inc., BEP and BEPC under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, and certain related transactions, as a result of which, among other things, the Unit Exchange, and, subject to approval of the BEPC Transaction Resolution, the Share Exchange, will occur;

•	“Transfer Agent” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Auditors, Transfer Agent and Registrar”;

•	“Treasury Regulations” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

•	“TSX” means the Toronto Stock Exchange;

•	“TSX Approvals” means the conditional approval of the TSX in respect of the listing and posting for trading of the BEP Inc. Class A Shares pursuant to the Transaction and other technical listings required pursuant to the Transaction;

•	“UARs” means the unit appreciation rights granted under the UAR Plans;

•	“UAR Plans” means the Brookfield Renewable Unit Appreciation Rights Plan, effective as of March 1, 2023, as amended as at the Effective Time, and the Brookfield Renewable Unit Appreciation Rights Plan (U.S. Employees) effective as of March 27, 2012, as amended and restated effective March 2, 2016 and as amended as at the Effective Time;

•	“Underlying Incentive Dividends” has the meaning ascribed thereto under “Information Concerning BEP Inc.—Description of BEP Inc. Class I Shares”;

•	“Unit Exchange” means the exchange of BEP units for BEP Inc. Class A Consideration pursuant to the Plan of Arrangement and the BEP LPA Amendment;

•	“Unitholder Notice” means the form of notice for use by an Eligible Canadian Holder of BEP units to indicate an intention to obtain a tax deferral with respect to their exchange of BEP units for BEP Inc. Class A Shares;

•	“Unitholders” means the holders of BEP units and “Unitholder” means any one of them;

•	“Unrecovered Capital Amount” means an amount calculated in a manner consistent with the calculation of the “Unrecovered Capital Amount” in the BRELP Limited Partnership Agreement, where, for greater certainty, (i)

the calculation will treat the BEP Inc. Class I Shares as if they were BRELP GP Units (as defined in the BRELP Limited Partnership Agreement) of BRELP and the BEP Inc. Class A Shares and BEP Inc. Class B Shares as if they were Equity Units (as defined in the BRELP Limited Partnership Agreement) (other than the BRELP GP Units) of BRELP for the period prior to the initial issuance of the BEP Inc. Class I Shares, such that the amount attributable to the BRELP GP Units will be attributable to the BEP Inc. Class I Shares and the remainder will be attributable to the BEP Inc. Class A Shares and BEP Inc. Class B Shares and (ii) for the period thereafter, will take into account capital contributed to or returned by BEP Inc. by or to its shareholders (other than preferred shareholders) in a manner analogous to the manner contemplated by the BRELP Limited Partnership Agreement regardless of whether the capital has been contributed to BRELP by BEP Inc. or returned to BEP Inc. by BRELP;

•	“U.S. Equity Interests” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Considerations Relating to Section 367(a) of the Code”;

•	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

•	“U.S. Holdco” means Brookfield BRP US Holdings Inc.;

•	“U.S. Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

•	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

•	“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act, and any applicable securities, “blue sky” or other similar laws of any state of the United States of America;

•	“U.S. Subsidiary” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders— Tax Consequences if the Unit Exchange Qualifies as a Tax-Free Under Section 351 of the Code”;

•	“Voting Agreement” means the voting agreement, dated November 28, 2011, between BEP and Brookfield that provides BEP, through the BEP General Partner, with a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner; and

•	“5% BEP Inc. Shareholder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Considerations Relating to Section 367(a) of the Code”.

Appendix B – BEP Transaction Resolutions

BEP ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the arrangement agreement among Brookfield Renewable Corporation (“BEPC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Inc. (“BEP Inc.”) dated July 21, 2026 (the “Arrangement Agreement”) and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized and approved.

3.	The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of Brookfield Renewable Partners Limited, the general partner of BEP (the “General Partner”) in approving the Arrangement and the actions of the directors and officers of the General Partner in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	BEP Inc. is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of limited partnership units of BEP, excluding the Class A Preferred Limited Partnership Units of BEP (the “Unitholders”), or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the General Partner are hereby authorized and empowered, at their discretion, without notice to or approval of any Unitholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or any related transactions, including if the BEP LPA Amendment Resolution or the BEPC Resolution (each as defined in the Arrangement Agreement) has not been approved.

6.	Any director or officer of the General Partner is hereby authorized and directed for and on behalf of BEP to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

BEP LPA AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. (“BEP”) dated as of May 3, 2016, as amended prior to the date hereof, is hereby amended by the BEP Inc. 2026 Plan of Arrangement Amendment to the Fourth Amended and Restated Limited Partnership Agreement as specified in Exhibit A (the “LPA Amendment”).

2.	Notwithstanding that this resolution has been passed (and the LPA Amendment adopted) by the holders of the limited partnership units of BEP, excluding the Class A Preferred Limited Partnership Units of BEP (the “Unitholders”), or that the arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to the arrangement agreement among Brookfield Renewable Corporation, BEP and Brookfield Renewable Partners Inc. dated July 21, 2026 (the “Arrangement Agreement”) has been approved by the Supreme Court of British Columbia, the directors of the general partner of BEP (the “General Partner”) are hereby authorized and empowered, at their discretion, without notice to or approval of any Unitholders (i) to amend the terms of the LPA Amendment in a manner consistent with the Arrangement Agreement and the plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the full text of which is set out in Schedule A to the Arrangement Agreement), or (ii) not to proceed with the LPA Amendment if the Arrangement has not been approved.

3.	Any officer or director of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed, under seal or otherwise, and deliver or cause to be delivered, such documents as are necessary or desirable to give effect to the LPA Amendment, such determination to be conclusively evidenced by the execution and delivery of any such document.

4.	Any officer or director of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed, under seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

EXHIBIT A

LPA Amendment

(See attached.)

BROOKFIELD RENEWABLE PARTNERS L.P.

BEP INC. 2026 PLAN OF ARRANGEMENT AMENDMENT TO THE FOURTH
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

■

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. (the “Partnership”), dated as of May 3, 2016, as amended prior to the date hereof (the “Agreement”) is made as of the ■ day of ■, but following the acquisition by Brookfield Renewable Partners Inc. (“BEP Inc.”) of Equity Units pursuant to Section 3.1(h) of the BEP Inc. Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and Brookfield Renewable Corporation (“BEPC”), BEP Inc. has agreed to acquire, directly or indirectly, all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for class A subordinate voting shares in the capital of BEP Inc. (the “Class A Shares”), to be implemented pursuant to a plan of arrangement (the “BEP Inc. Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Equity Units will be entitled to receive, in respect of each Equity Unit held, one (1) Class A Share (the “Class A Consideration”) and may elect to receive a portion of their Class A Consideration in the form of BEP Inc. Notes (as defined in the BEP Inc. Plan of Arrangement), which will be subsequently transferred and assigned to BEP Inc. in exchange for Class A Shares pursuant to the BEP Inc. Plan of Arrangement;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Equity Units for the Cash Consideration and to provide BEP Inc. with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase such Equity Units for the Class A Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained Opinions of Counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of BRELP under applicable Law;

AND WHEREAS, pursuant to Section 14.2.2 of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of 66 2/3% of the voting power of the Outstanding Equity Units;

AND WHEREAS, a meeting (the “Meeting”) of the holders of Equity Units was held on ■, 2026 pursuant to Section 14.2.3 of the Agreement at which resolutions approving the Amendment and the Transaction were adopted by holders of 66 2/3% of the Outstanding Equity Units that attended the Meeting virtually or by proxy and such resolutions were also adopted in accordance and compliance with the Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the BEP Inc. 2026 Plan of Arrangement Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■ becomes effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the BEP Inc. Plan of Arrangement, subject to any amendments, modifications or supplements to the BEP Inc. Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Court (as defined in the BEP Inc. Plan of Arrangement) with the consent of the Partnership and BEPC, each acting reasonably;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and BEPC with respect to the Arrangement, as may be amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.5;

1.1.3.1	“BEP Inc.” means Brookfield Renewable Partners Inc.

1.1.3.2	“BEP Inc. Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule A of the Arrangement Agreement subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement

Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Supreme Court of British Columbia with the consent of the Partnership and BEPC, each acting reasonably;

1.1.3.3	“BEPC” means Brookfield Renewable Corporation;

1.1.12.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.15.1	“Cash Consideration” means the amount equal to the value of one (1) Class A Share;

1.1.18.1	“Class A Consideration” means one (1) Class A Share for each Public Unit;

1.1.18.2	“Class A Share” means a class A subordinate voting share in the capital of BEP Inc.;

1.1.23.1	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.28.1	“First Notional Year” has the meaning assigned to such term in Section 4.4.5;

1.1.56.1	“Meeting” means such meeting or meetings of Equity Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolutions;

1.1.72.1	“Public Unitholder” means a holder of Public Units;

1.1.72.2	“Public Units” means the Equity Units that are issued and outstanding (except for those Equity Units held by BEP Inc.) at the Amendment Effective Time;

1.1.77.1	“Resolutions” means the resolutions of the Equity Unitholders adopted at the Meeting approving the Transaction; and

1.1.86.1	“Transaction” means the transactions to be implemented pursuant to the BEP Inc. Plan of Arrangement and in accordance with the Arrangement Agreement, pursuant to which, amongst other things, BEP Inc. will acquire all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for Class A Shares.

(b)            Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. dated as of May 25, 2016 and all schedules attached to this agreement, in each case as it or they may be further amended, supplemented, replaced or restated from time to time.

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7          Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to this Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to the Transaction (including, for greater certainty, arising out of or in relation to the terms of Section 7.6). Each Partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

3.	Amendments to Article 4

Article 4 is hereby amended by adding the following provision:

4.4.5	For purposes of Sections 4.4.2 and 4.4.4, in relation to the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have had a first fiscal year (the “First Notional Year”) commencing on the first date of the calendar year in which the Effective Date occurs and ending immediately following the completion of the Arrangement steps occurring on the Effective Date and a second fiscal year commencing immediately after the end of the First Notional Year and ending on the last date of the calendar year in which the Effective Date occurs. The Partnership shall determine its Income for Canadian Tax Purposes for the First Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the First Notional Year shall not be allocated to the First Notional Year. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4	Redemption by the Partnership

7.4.1	Subject to any applicable laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.

7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent of the certificates (if any) representing such Public Units, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Transfer Agent. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the BEP Inc. Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

7.5	Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, BEP Inc. will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units on payment by BEP Inc. of the Class A Consideration for each such Public Unit. In the event of the exercise by BEP Inc. of its Call Right, each Public Unitholder will be obligated to sell all the Public Units that are subject to the Call Right held by such Public Unitholder to BEP Inc. on the Effective Date on payment by, or on behalf of BEP Inc., to such Public Unitholder of the Class A Consideration for each such Public Unit.

7.5.2	BEP Inc. must provide notice to the Partnership of its intention to exercise its Call Right immediately after the Partnership exercises its right to redeem Public Units under Section 7.4. If BEP Inc. duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units that are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, BEP Inc. will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, BEP Inc. will deposit or cause to be deposited with the Transfer Agent, on or before the Effective Date, the aggregate Class A Consideration deliverable by BEP Inc. pursuant to Section 7.5.1. Provided that the aggregate Class A Consideration has been so deposited, on and after the Effective Date, the Public Unitholders will cease to be Equity Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate Class A Consideration and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be a holder of the securities delivered to them as part of the Class A Consideration to which such Public Unitholder is entitled. Upon presentation to the Transfer Agent of the documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the Public Unitholder will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of BEP Inc. will deliver to such Public Unitholder, the Class A Consideration. If BEP Inc. does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, BEP Inc. and/or its Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of the Class A Shares to Public Unitholders in accordance with Section

7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of BEP Inc. and the overriding nature thereof and to be bound thereby in favour of BEP Inc. as herein provided.

7.5.6	For greater certainty, the transfer of Public Units of the Partnership as described in Sections 3.1(g) and (h) of the BEP Inc. Plan of Arrangement shall take place pursuant to the BEP Inc. Plan of Arrangement and not in connection with the exercise of the Call Right.

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Equity Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Equity Unitholder may have, an Equity Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Equity Units held by the Equity Unitholder, determined as of the close of business on the day before the Resolutions were adopted.

7.6.3	A dissenting Equity Unitholder may only claim under this Section 7.6 with respect to all of the Equity Units held by the Equity Unitholder and registered in the name of the dissenting Equity Unitholder at the record date set by the General Partner in respect of the Meeting.

7.6.4	A dissenting Equity Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Equity Unitholder of the purpose of the Meeting and of the Equity Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Equity Unitholders adopt the Resolutions, send to each Equity Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, an Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Equity Unitholder).

7.6.6	A dissenting Equity Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Equity Unitholder does not receive such notice, within twenty days after learning that the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)	the dissenting Equity Unitholder’s name and address;

(ii)	the number of Equity Units in respect of which the dissenting Equity Unitholder dissents; and

(iii)	a demand for payment of the fair value of such Equity Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Equity Unitholder shall send the certificates representing the Equity Units held by the Equity Unitholder to the Partnership or its Transfer Agent.

7.6.8	A dissenting Equity Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.

7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Equity Unitholder is a dissenting Equity Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Equity Unitholder.

7.6.10	On sending a notice under Section 7.6.6, a dissenting Equity Unitholder ceases to have any rights as an Equity Unitholder other than the right to be paid the fair value of the Equity Units as determined under this Section 7.6 except where:

(i)	the dissenting Equity Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)	the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Equity Unitholder withdraws the notice; or

(iii)	the Arrangement Agreement is terminated in accordance with its terms,

in which case the dissenting Equity Unitholder’s rights are reinstated as of the date the dissenting Equity Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Equity Unitholder who has sent such notice a written offer to pay for the dissenting Equity Unitholder’s Equity Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.

7.6.12	Every offer made under Section 7.6.11 for Equity Units shall be on the same terms.

7.6.13	The Partnership shall pay for the Equity Units of a dissenting Equity Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.

7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Equity Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Equity Units of any dissenting Equity Unitholder.

7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Equity Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.

7.6.17	A dissenting Equity Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.

7.6.18	On an application under Sections 7.6.14 or 7.6.15:

(i)	all dissenting Equity Unitholders whose Equity Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)	the Partnership shall notify each affected dissenting Equity Unitholder of the date, place and consequences of the application and of the dissenting Equity Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Equity Unitholder who should be joined as a party, and the court shall then fix a fair value for the Equity Units of all dissenting Equity Unitholders.

7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Equity Units of the dissenting Equity Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Equity Unitholder and for the amount of the Equity Units as fixed by the court.

7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Equity Unitholder that it is unable lawfully to pay dissenting Equity Unitholders for their Equity Units.

7.6.23	If Section 7.6.24 applies, a dissenting Equity Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)	withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Equity Unitholder is reinstated to their full rights as a Equity Unitholder; or

(ii)	retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Equity Unitholders.

7.6.24	The Partnership shall not make a payment to a dissenting Equity Unitholder under this section if there are reasonable grounds for believing that

(i)	the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to an Equity Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Corporate Secretary

[Signature Page – BEP LPA Amendment]

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Corporate Secretary

[Signature Page – BEP LPA Amendment]

Appendix C – BEPC Transaction Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the arrangement agreement among Brookfield Renewable Corporation (“BEPC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Inc. (“BEP Inc.”) dated July 21, 2026 (the “Arrangement Agreement”) and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized and approved.

3.	The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of BEPC in approving the Arrangement and the actions of the authorized persons of BEPC in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	BEP Inc. is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of BEPC or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BEPC are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of BEPC (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or any related transactions, including if the BEP Arrangement Resolution or the BEP LPA Amendment Resolution (each as defined in the Arrangement Agreement) has not been approved.

6.	Any director or officer of BEPC is hereby authorized and directed for and on behalf of BEPC to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of BEPC is hereby authorized and directed for and on behalf of BEPC to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

Appendix D – Arrangement Agreement

(See attached)

EXECUTION VERSION

ARRANGEMENT AGREEMENT

AMONG

BROOKFIELD RENEWABLE PARTNERS INC.

and

BROOKFIELD RENEWABLE PARTNERS L.P.

and

BROOKFIELD RENEWABLE CORPORATION

JULY 21, 2026

TABLE OF CONTENTS

 (continued)

ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 21st day of July, 2026,

A M O N G:

BROOKFIELD RENEWABLE PARTNERS INC., a corporation existing under the laws of British Columbia,

(hereinafter referred to as “BEP Inc.”)

- and -

BROOKFIELD RENEWABLE PARTNERS L.P., an exempted limited partnership existing under the laws of Bermuda,

(hereinafter referred to as “BEP”)

- and -

BROOKFIELD RENEWABLE CORPORATION, a corporation existing under the laws of British Columbia,

(hereinafter referred to as “BEPC”)

WHEREAS BEP Inc., BEP, and BEPC wish to complete the Arrangement (as defined herein) to, among other things, deliver additional benefits to BEP Unitholders and BEPC Shareholders (each as defined herein) by holding their investments in the business of BEP and BEPC, including each of their Subsidiaries (as defined herein), through BEP Inc., a newly formed corporation;

AND WHEREAS the BEP Board (as defined herein) has reviewed the terms and conditions of the Arrangement, and on the unanimous recommendation of the BEP NGC (as defined herein), whose recommendation came after reviewing and considering an opinion of Scotia Capital Inc. to the effect that, as of the date of such opinion, the consideration to be received by the Public Unitholders (as defined herein) pursuant to the Arrangement is fair, from a financial point of view, to such holders, and other considerations related to the Arrangement, has determined that the Arrangement is in the best interests of BEP;

AND WHEREAS the BEPC Board (as defined herein) has reviewed the terms and conditions of the Arrangement, and on the unanimous recommendation of the BEPC NGC (as defined herein), whose recommendation came after reviewing and considering an opinion of Scotia Capital Inc. to the effect that, as of the date of such opinion, the consideration to be received by the holders of BEPC Shares (as defined herein) pursuant to the Arrangement is fair, from a financial point of view, to such holders, and other considerations related to the Arrangement, has determined that the Arrangement is in the best interests of BEPC;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions.

In this Agreement, including the recitals hereto, other than the schedules and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this arrangement agreement, including the schedules attached hereto, as supplemented or amended from time to time.

“Applicable Law” means in respect of any Person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Entity having the force of law.

“Arrangement” means the arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements to the Plan of Arrangement made in accordance with this Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court with the consent of BEP and, if applicable, BEPC, each acting reasonably.

“BCBCA” means the Business Corporations Act (British Columbia).

“BEP Arrangement Resolution” means the resolution approving the transactions contemplated by the Plan of Arrangement.

“BEP Board” means the board of directors of the BEP General Partner, in its capacity as general partner of BEP, as constituted from time to time.

“BEP Class A Preferred Units” means the Class A Preferred Limited Partnership Units in the capital of BEP, issuable in series.

“BEP General Partner” means Brookfield Renewable Partners Limited.

“BEP LPA” means the fourth amended and restated limited partnership agreement of BEP dated as of May 3, 2016, as amended, including, where applicable, pursuant to the BEP LPA Amendment.

“BEP LPA Amendment” means the amendment to the BEP LPA in the form attached as Exhibit A to the Plan of Arrangement.

“BEP LPA Amendment Resolution” means the resolution approving the BEP LPA Amendment.

“BEP NGC” means the nominating and governance committee of the board of directors of BEP General Partner.

“BEP Resolutions” means, collectively, the BEP LPA Amendment Resolution and the BEP Arrangement Resolution to be considered at the BEP Unitholders’ Meeting by BEP Unitholders, each substantially in the form of Schedule B attached hereto.

“BEP Unitholders” means the holders of the BEP Units.

“BEP Unitholders’ Meeting” means such meeting or meetings of BEP Unitholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BEP Resolutions.

“BEP Units” means the non-voting limited partnership units in the capital of BEP, other than the BEP Class A Preferred Units.

“BEPC Board” means the board of directors of BEPC, as constituted from time to time.

“BEPC Class B Shareholder” means Brookfield BRP Holdings (Canada) Inc., as the holder of the BEPC Class B Shares.

“BEPC Class B Shares” means the class B multiple voting shares in the capital of BEPC.

“BEPC NGC” means the nominating and governance committee of the board of directors of BEPC.

“BEPC Resolution” means the resolution approving the transactions contemplated by the Plan of Arrangement to be considered at the BEPC Shareholders’ Meeting by BEPC Shareholders and the BEPC Class B Shareholder, substantially in the form of Schedule C attached hereto.

“BEPC Shareholders” means the holders of BEPC Shares.

“BEPC Shareholders’ Meeting” means such meeting or meetings of the BEPC Class B Shareholder and the BEPC Shareholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the BEPC Resolution.

“BEPC Shares” means the class A exchangeable subordinate voting shares in the capital of BEPC.

“BEP Inc. Class A Shares” means the class A subordinate voting shares in the capital of BEP Inc.

“BEP Inc. Class B Shares” means the class B multiple voting shares in the capital of BEP Inc.

“BEP Inc. Class I Shares” means the class I non-voting incentive shares in the capital of BEP Inc.

“Business Day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Hamilton, Bermuda.

“Circular” means the joint management information circular of BEP and BEPC, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the BEP Unitholders, BEPC Shareholders and the BEPC Class B Shareholder in connection with the Meetings, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” means the right of a registered BEP Unitholder and/or registered BEPC Shareholder to dissent with respect to their BEP Units and/or BEPC Shares, as applicable, pursuant to and in the manner set forth in Section 7.6 of the BEP LPA Amendment and Division 2 of Part 8 of the BCBCA, respectively, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, in connection with the Arrangement.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date BEP Inc., BEP and, if applicable, BEPC, agree upon, acting reasonably, as the effective date of the Arrangement following the satisfaction or waiver of the applicable conditions precedent to the completion of the Arrangement, including the granting of the Final Order.

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time as may be agreed to in writing by BEP Inc., BEP and, if applicable, BEPC, prior to the Effective Date.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance satisfactory to BEP and, if applicable, BEPC, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BEP and, if applicable, BEPC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BEP and, if applicable, BEPC, each acting reasonably) on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Interim Order” means an interim order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to BEP and BEPC, each acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the BEP Unitholders’ Meeting and the BEPC Shareholders’ Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BEP and BEPC, each acting reasonably.

“Meeting Materials” means the notice of meeting, the Circular and the form of proxy in respect of each of the Meetings which accompanies the Circular.

“Meetings” means, collectively, the BEP Unitholders’ Meeting and the BEPC Shareholders’ Meeting and “Meeting” means any one of them, as the context requires.

“NYSE” means the New York Stock Exchange.

“Parties” means BEP Inc., BEP and BEPC, and “Party” means any one of them.

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, attached as Schedule A hereto, as amended, varied or supplemented in accordance with the terms thereof, the terms of this Agreement or made at the discretion of the Court in the Final Order.

“Public Unitholders” means the holders of BEP Units other than Brookfield Corporation and its direct or indirect Subsidiaries or affiliates.

“Representatives” means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

“Subsidiary” has the meaning given to such term in the BCBCA.

“Transaction Costs” means all fees, costs and expenses incurred directly in connection with the Arrangement, including advisory and other professional expenses and printing and mailing costs associated with the Meeting Materials.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

1.2	Construction.

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof”, “herein” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement;

(c)	words importing the singular include the plural and vice versa and words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)	if the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day;

(f)	a reference to time is to local time in Vancouver, British Columbia;

(g)	unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation; and

(h)	a reference to the knowledge of a Party means to the best of the knowledge of any of the executive officers of such Party after reasonable enquiry.

1.3	Schedules.

The following schedules are attached to this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – BEP Resolutions

Schedule C – BEPC Resolution

Article 2
THE ARRANGEMENT

2.1	Arrangement.

Each of the Parties agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2	Effective Date and Effective Time.

The Arrangement will become effective on the Effective Date and, commencing at the Effective Time, the steps to be carried out pursuant to the Arrangement will become effective in the order and at the times set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3	Interim Order.

BEP, BEPC and BEP Inc. shall apply to the Court pursuant to Section 291 of the BCBCA for the Interim Order as follows:

(a)	as soon as reasonably practicable following the execution of this Agreement, BEP Inc. shall prepare, file, proceed with and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(i)	for the calling and holding of (i) the BEP Unitholders’ Meeting for the purpose, among other things, of considering the BEP Resolutions and (ii) the BEPC Shareholders’ Meeting for the purpose, among other things, of considering the BEPC Resolution;

(ii)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and each of the Meetings and for the manner in which such notice is to be provided;

(iii)	that the requisite approvals for the BEP Resolutions will be as follows: (i) the affirmative vote of 66⅔% of the outstanding BEP Units as of the close of business on the record date for securityholders entitled to receive notice of and to vote at the BEP Unitholders’ Meeting with respect to the BEP Arrangement Resolution, and (ii) the affirmative vote of 66⅔% of the outstanding BEP Units as of the close of business on the record date for securityholders entitled to receive notice of and to vote at the BEP Unitholders’ Meeting with respect to the BEP LPA Amendment Resolution;

(iv)	that the requisite approvals for the BEPC Resolution will be: (i) not less than 66⅔% of the votes cast by the holders of BEPC Shares and the holder of BEPC Class B Shares, voting together, present in person or represented by proxy at the BEPC Shareholders’ Meeting and (ii) not less than 66⅔% of the votes cast by the holders of BEPC Shares, voting separately as a class, present in person or represented by proxy at the BEPC Shareholders’ Meeting;

(v)	for the grant of Dissent Rights as provided in Article 4 of the Plan of Arrangement;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	for the confirmation of the record date for securityholders entitled to notice of and to vote at each of the Meetings;

(viii)	that the BEP Unitholders’ Meeting or the BEPC Shareholders’ Meeting may be adjourned or postponed from time to time by BEP or BEPC, respectively, without the need for additional approval of the Court; and

(ix)	for such other matters as the Parties may reasonably require, subject to approval by the Court.

(b)	in seeking the Interim Order, BEP Inc. shall advise the Court that it is BEP Inc.’s intention to rely upon the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of BEP Inc. Class A Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement, as contemplated in Section 2.6.

2.4	Meeting and Meeting Materials.

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)	BEP will convene and conduct the BEP Unitholders’ Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the BEP Resolutions (and any other proper purpose as may be set out in the Meeting Materials);

(b)	BEPC will convene and conduct the BEPC Shareholders’ Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the BEPC Resolution (and any other proper purpose as may be set out in the Meeting Materials); and

(c)	BEP and BEPC will: (i) prepare the Meeting Materials (and any necessary amendments or supplements to the Circular), together with any other documents required by Applicable Law in connection with the Meetings; and (ii) cause the Meeting Materials and other documentation required under Applicable Law in connection with the Meetings to be filed as required by the Interim Order and in accordance with Applicable Law. The Parties will cooperate in the preparation of any amendment or supplement to the Meeting Materials as required or appropriate, and BEP or BEPC, as applicable, will promptly publicly disseminate any amendment or supplement to the Meeting Materials to the BEP Unitholders and the BEPC Shareholders in accordance with the Interim Order and, if required by the Court or Applicable Law, file the same with any Governmental Entity. The Meeting Materials shall also contain such information as may be required to allow BEP Inc. to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the offer and sale of BEP Inc. Class A Shares pursuant to the Arrangement.

2.5	Effecting the Arrangement and Ancillary Filings.

Subject to the rights of termination contained in Section 6.3, upon the BEP Unitholders approving the Arrangement as set out in the Interim Order, the BEPC Shareholders’ Meeting having been held, the receipt of the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties, the Parties covenant and agree to, on a date and at a time to be determined exclusively by BEP, file with the registrar any and all documents (including any documents required pursuant to Section 292 of the BCBCA and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement the Plan of Arrangement on such date. The closing of the Arrangement will take place through the electronic exchange of documents effective at the Effective Time on the Effective Date, or at such other time and place as may be agreed to by the Parties, whereupon at the Effective Time on the Effective Date, the transactions comprising the Arrangement will be deemed to occur in the order and at the times set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the BCBCA.

2.6	U.S. Securities Law Matters.

(a)	The Parties agree that the Arrangement will be carried out with the intention that the issuance of BEP Inc. Class A Shares pursuant to the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate compliance with the U.S. Securities Act and other United States securities laws, the Parties agree that the Arrangement shall be carried out on the following basis:

(i)	the Arrangement shall be subject to the approval of the Court and pursuant to Section 2.3(b), prior to the issuance of the Interim Order, the Court shall be advised as to the intention of BEP Inc. to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of BEP Inc. Class A Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(ii)	the Court shall hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order;

(iii)	the Court shall be required to satisfy itself as to the substantive and procedural fairness of each of the Arrangement and the issuance of BEP Inc. Class A Shares pursuant to the Arrangement;

(iv)	each Party shall ensure that each Person entitled to receive BEP Inc. Class A Shares pursuant to the Arrangement shall be given adequate and appropriate notice advising them of their right to attend the hearing of the

Court or the Final Order to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(v)	the Interim Order shall specify that each Person entitled to receive BEP Inc. Class A Shares pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(vi)	the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all securityholders entitled to receive BEP Inc. Class A Shares pursuant to the Arrangement;

(vii)	the Final Order shall include a statement to substantially the following effect:

“This Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “Act”), from the registration requirements otherwise imposed by that Act, regarding the distribution of BEP Inc. Class A Shares pursuant to the Plan of Arrangement.”; and

(viii)	each Person to whom BEP Inc. Class A Shares will be issued pursuant to the Arrangement shall be advised that BEP Inc. Class A Shares issued pursuant to the Arrangement have not and will not be registered under the U.S. Securities Act and shall be issued by BEP Inc. in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of affiliates of affiliates of BEP Inc., BEP or BEPC, as the case may be, shall be subject to certain restrictions on resale under the United States securities laws, including Rule 144 under the U.S. Securities Act.

(b)	The Parties intend that BEP Inc. will succeed BEP and, if the termination event described in Section 6.3(a) has not occurred, BEPC under Rule 12g-3 of the United States Securities Exchange Act of 1934, as amended, in connection with the Arrangement and the initial listing of BEP Inc. Class A Shares on the NYSE, and each Party shall take such reasonable actions as shall be required to facilitate reliance on such rule in connection with the Arrangement and such listing.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties.

Each Party represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	it is duly incorporated, amalgamated, continued or formed, as applicable, and is validly existing under the laws of its governing jurisdiction and has the corporate or other power and authority to enter into this Agreement (acting through its general partner, as applicable) and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)	except as disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it (acting through its general partner, as applicable) and the completion by it of the transactions contemplated herein do not and will not:

(i)	result in the breach of, or violate any term or provision of its constating documents;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a material adverse effect on it; or

(iii)	violate any provisions of any Applicable Law or any judicial or administrative award, judgement, order or decree applicable and known to it, the violation of which would have a material adverse effect on it;

(c)	no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as may be contemplated by the Plan of Arrangement; and

(d)	the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by its board of directors or the board of directors of its general partner (as applicable) and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.2	Representations and Warranties of BEP Inc.

BEP Inc. represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	as of the Effective Time, the authorized capital of BEP Inc. will consist of (i) an unlimited number of BEP Inc. Class A Shares; (ii) an unlimited number of BEP Inc. Class B Shares; (iii) an unlimited number of BEP Inc. Class I Shares and (iv) an unlimited number of class A preferred shares, issuable in series;

(b)	as of the date of this Agreement, twenty (20) common shares (to be reclassified as BEP Inc. Class B Shares prior to the Effective Time) are issued and outstanding and owned by Brookfield Renewable Power Inc.;

(c)	BEP Inc. has full power and authority to issue BEP Inc. Class A Shares, BEP Inc. Class B Shares and BEP Inc. Class I Shares pursuant to the Arrangement and such shares, when issued, will be duly authorized and validly issued as fully paid and non-assessable shares in the capital of BEP Inc., free and clear of any Encumbrances, other than under applicable securities laws; and

(d)	it has no assets (other than the subscription price for twenty (20) issued and outstanding common shares), no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement and the Plan of Arrangement.

3.3	Survival.

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

4.1	General Covenants.

Subject to the terms of this Agreement, each Party will:

(a)	use its commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on the Effective Date;

(b)	prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement;

(c)	prior to and following the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Arrangement or this Agreement; and

(d)	not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement.

Article 5
CONDITIONS

5.1	Mutual Conditions Precedent.

The obligation of each Party to complete the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by the applicable Party without prejudice to its right to rely on any other condition in its favour:

(a)	the BEP Resolutions will have been approved by the BEP Unitholders at the BEP Unitholders’ Meeting, in accordance with the Interim Order;

(b)	the BEPC Shareholders’ Meeting will have been held, in accordance with the Interim Order;

(c)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the Parties;

(d)	all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Parties to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to the Parties, acting reasonably;

(e)	no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or the effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(f)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement;

(g)	BEP Inc. Class A Shares will have been conditionally approved to be listed and posted for trading on the NYSE and the TSX, subject to standard listing conditions imposed by the NYSE and the TSX in similar circumstances;

(h)	BEP Unitholders and, if applicable, BEPC Shareholders representing no more than 5% of the outstanding BEP Units and BEPC Shares, respectively, in the aggregate shall have exercised Dissent Rights with respect to the Arrangement; and

(i)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

The conditions contained in this Section 5.1 may be waived, in whole or in part, by any Party at any time. Such conditions will not give rise to or create any duty on the part of any other Party or its board of directors or board of the general partner, as applicable, to waive or not to waive such conditions and will not in any way limit such Party’s right to terminate this Agreement as set forth in Section 6.3 or alter the consequences of any such termination from those specified in Section 6.4. Any determination made by any Party prior to the Arrangement concerning the satisfaction and waiver of any or all of the conditions set forth in this Section 5.1 will be final and conclusive.

5.2	Conditions Precedent to Obligations of Each Party.

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; and (ii) except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date as though made at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.3	Merger of Conditions.

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied or waived, as applicable, on the Effective Date.

Article 6
AMENDMENT AND TERMINATION

6.1	Amendment.

Subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and Applicable Law, this Agreement may, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Time, be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of the BEP Unitholders, the BEPC Shareholders or the BEPC Class B Shareholder. The Plan of Arrangement may be amended in accordance with Section 6.1 thereof.

6.2	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

6.3	Termination.

(a)	This Agreement shall automatically terminate as it relates to BEPC only, and BEPC shall have no further rights or obligations hereunder, in the event that the BEPC Resolution is not approved by the BEPC Shareholders at the BEPC Shareholders’ Meeting, in accordance with the Interim Order. From and after the time of such termination event having occurred, this Agreement shall continue to apply mutatis mutandis to, and be binding upon, BEP Inc. and BEP in accordance with Section 6.2 and shall be interpreted to exclude all references to BEPC, BEPC Shares and BEPC Shareholders. For greater certainty, upon the occurrence of such termination event, BEPC will not apply for the Final Order and will not implement the Plan of Arrangement.

(b)	At any time prior to the Effective Time (i) if the termination event described in Section 6.3(a) has not occurred, this Agreement may be terminated by mutual written agreement of BEP and BEPC, and (ii) if the termination event described in Section 6.3(a) has occurred, this Agreement may be terminated by BEP in its sole discretion.

6.4	Effect of Termination.

Upon the termination of this Agreement pursuant to Section 6.3 hereof, no Party will have any liability or further obligation to the other Parties or any other Person.

6.5	Limitations of Covenants.

None of the covenants of BEP or BEPC contained herein shall prevent the BEP Board or the BEPC Board, as the case may be, from:

(a)	acting in accordance with its fiduciary duties;

(b)	responding as required by Applicable Law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its respective Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving BEP, BEPC or any of their Subsidiaries; or

(c)	making any disclosure to any BEP Unitholders or BEPC Shareholders, which, in the judgement of the BEP Board or the BEPC Board, respectively, is required under Applicable Law.

Article 7
GENERAL

7.1	Expenses.

Except as otherwise agreed, BEPC and BEP shall each pay 50% of all Transaction Costs. If the termination event described in Section 6.3(a) occurs, all Transaction Costs incurred after the date of the BEPC Shareholders’ Meeting will be paid by BEP.

7.2	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

(a)	To BEP Inc.:

Brookfield Renewable Partners Inc.

1055 West Georgia Street

1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia

V6E 4N7

(b)	To BEP:

Brookfield Renewable Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

(c)	To BEPC:

Brookfield Renewable Corporation

1055 West Georgia Street

1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia

V6E 4N7

or other such address that any of the foregoing Persons may, from time to time, advise the Parties by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by electronic image, on the day of receipt thereof if given during the normal business hours of the recipient with written confirmation of receipt by email and verbal confirmation of same and on the next Business Day, if not given during such hours.

7.3	Time of the Essence.

Time is of the essence of this Agreement.

7.4	Assignment.

No Party may assign its rights under this Agreement or the Plan of Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights under this Agreement and the Plan of Arrangement to a corporate successor to such Party (whether by way of amalgamation or winding-up) or to a purchaser of all or substantially all of the assets of such Party.

7.5	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

7.6	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.7	Entire Agreement.

This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.8	Governing Law; Attornment.

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

7.9	Limitation on Liability.

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

7.10	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in any acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

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7.11	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the Parties have executed this Agreement.

BROOKFIELD RENEWABLE PARTNERS INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Co-President, General Counsel and Corporate Secretary

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Corporate Secretary

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Co-President, General Counsel and Corporate Secretary

Arrangement Agreement – BEP and BEPC

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Schedule A

PLAN OF ARRANGEMENT

(Please see attached.)

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PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquired Securities” means the BEP Units, the BRHC A.2 Shares, the BEPC Shares, the REUs, the BREPH LP Units, the BREPH GP Shares and the GP Shares;

“Aggregate Elected Notes” means the total of all Elected Notes;

“Arrangement” means the arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, modifications or supplements to this Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court with the consent of BEP and, if applicable, BEPC, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement dated as of July 21, 2026 among BEP Inc., BEP and BEPC, including all schedules thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

“Available Notes” means the maximum number of BEP Inc. Notes that may be issued pursuant to this Plan of Arrangement, as determined pursuant to Section 3.6;

“BCBCA” means the Business Corporations Act (British Columbia);

“BEP” means Brookfield Renewable Partners L.P., a Bermuda exempted limited partnership;

“BEP Arrangement Resolution” means the resolution approving the transactions contemplated by this Plan of Arrangement to be considered at the BEP Unitholders’ Meeting by BEP Unitholders, substantially in the form of Schedule B to the Arrangement Agreement;

“BEP Class A Preferred Units” means the Class A Preferred Limited Partnership Units in the capital of BEP, issuable in series;

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“BEP Inc.” means Brookfield Renewable Partners Inc., a corporation existing under the laws of British Columbia;

“BEP Inc. Class A Share” means a class A subordinate voting share in the capital of BEP Inc.;

“BEP Inc. Class B Share” means a class B multiple voting share in the capital of BEP Inc.;

“BEP Inc. Class I Shares” means the class I non-voting incentive shares in the capital of BEP Inc.;

“BEP Inc. Note” means a non-interest-bearing promissory note issued by BEP Inc. having a principal amount equal to the FMV of one BEP Inc. Class A Share and payable by the delivery of one BEP Inc. Class A Share;

“BEP Inc. Restricted Stock Plan” means the restricted stock plans of BEP Inc. adopted in connection with the Arrangement;

“BEP LPA” means the fourth amended and restated limited partnership agreement of BEP dated as of May 3, 2016, as amended as at the Effective Time, including pursuant to the BEP LPA Amendment;

“BEP LPA Amendment” means the amendment to the BEP LPA in the form attached as Exhibit A hereto;

“BEP LPA Amendment Resolution” means the resolution approving the BEP LPA Amendment to be considered at the BEP Unitholders’ Meeting by BEP Unitholders, substantially in the form of Schedule B to the Arrangement Agreement;

“BEP Resolutions” means, collectively, the BEP LPA Amendment Resolution and the BEP Arrangement Resolution;

“BEP Restricted Unit” means a restricted BEP Unit awarded pursuant to a BEP Restricted Unit Plan;

“BEP Restricted Unit Plans” means, collectively, the Brookfield Renewable Restricted Unit Plan (Canada), effective as of January 30, 2025, and the Brookfield Renewable Restricted Unit Plan, effective as of January 30, 2025, in each case as amended as at the Effective Time;

“BEP Unitholders” means holders of BEP Units;

“BEP Unitholders’ Meeting” means such meeting or meetings of BEP Unitholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BEP Resolutions;

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“BEP Units” means the non-voting limited partnership units in the capital of BEP, including the BEP Restricted Units, other than the BEP Class A Preferred Units;

“BEPC” means Brookfield Renewable Corporation, a corporation existing under the laws of British Columbia;

“BEPC Class B Shareholder” means Brookfield BRP Holdings (Canada) Inc., as the holder of the BEPC Class B Shares;

“BEPC Class B Shares” means the class B multiple voting shares in the capital of BEPC;

“BEPC Resolution” means the resolution approving the transactions contemplated by this Plan of Arrangement to be considered at the BEPC Shareholders’ Meeting by BEPC Shareholders and the BEPC Class B Shareholder, substantially in the form of Schedule C to the Arrangement Agreement;

“BEPC Shareholders” means holders of BEPC Shares;

“BEPC Shareholders’ Meeting” means such meeting or meetings of the BEPC Class B Shareholder and the BEPC Shareholders, including any adjournment or postponement thereof, convened to consider, and, if deemed advisable approve, the BEPC Resolution;

“BEPC Shares” means the class A exchangeable subordinate voting shares in the capital of BEPC;

“BRELP” means Brookfield Renewable Energy L.P., a Bermuda exempted limited partnership;

“BRELP GP Units” means the general partner units of BRELP;

“BREP Tracking” means Brookfield BREP Tracking Inc., a corporation existing under the laws of Ontario;

“BREP Tracking Option” means an option to acquire a BREP Tracking Preferred Share granted under the BREP Tracking Option Plan;

“BREP Tracking Option Plan” means the Brookfield Renewable Management Share Option Plan (Canadian Employees) of BREP Tracking, effective as of March 27, 2012, as amended as at the Effective Time;

“BREP Tracking Preferred Shares” means the preferred shares in the capital of BREP Tracking;

“BREPH” means BREP Holding L.P., a Bermuda exempted limited partnership;

“BREPH GP” means BRP Bermuda GP Limited, a Bermuda exempted company and the general partner of BREPH;

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“BREPH GP Shares” means the class A common shares, par value $1.00, in the capital of BREPH GP;

“BREPH LP Units” means the limited partner units of BREPH;

“BRHC” means Brookfield Renewable Holdings Corporation, a corporation existing under the laws of British Columbia;

“BRHC A.2 Shares” means the Class A.2 exchangeable non-voting shares in the capital of BRHC;

“BRHC A.2 Shareholder” means a holder of BRHC A.2 Shares;

“business day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Hamilton, Bermuda;

“certificate” means a physical security certificate or other evidence of security ownership, including a DRS statement;

“Class A Consideration” means:

(a)	for a BEP Unitholder, BRHC A.2 Shareholder or BEPC Shareholder that is a party to a Note Agreement, the BEP Inc. Class A Shares and BEP Inc. Notes set out in the applicable Note Schedule; and

(b)	for a BEP Unitholder or BEPC Shareholder other than one described in (a), one BEP Inc. Class A Share per BEP Unit or BEPC Share, as applicable;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered holder of BEPC Shares who dissents in respect of the BEPC Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BEPC Shares;

“Dissenting Unitholder” means a registered holder of BEP Units who dissents in respect of the BEP Arrangement Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BEP Units;

“DRS” means direct registration system;

“DSUs” means the deferred share units granted under the DSU Plan;

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“DSU Plan” means the Brookfield Renewable Deferred Share Unit Plan (Canadian Employees), effective for compensation earned for services performed in the 2015 fiscal year and thereafter, as amended as at the Effective Time;

“Effective Date” means the date upon which the Arrangement becomes effective, being the date BEP Inc., BEP and, if applicable, BEPC agree upon, acting reasonably, as the effective date of the Arrangement following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order;

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time as may be agreed to in writing by BEP Inc., BEP and, if applicable, BEPC prior to the Effective Date;

“Elected Notes” means, for any holder that is a party to a Note Agreement, the aggregate number of BEP Inc. Notes to be received by such holder as set out in the applicable Note Schedule, prior to any reduction pursuant to Section 3.6;

“Eligible Canadian Holder” means a BEP Unitholder, BRHC A.2 Shareholder or BEPC Shareholder that (a) for purposes of the Tax Act and, at all relevant times, is or is deemed to be a resident of Canada (or, in the case of a holder that is a partnership, has at least one partner that is or is deemed to be a resident of Canada for purposes of the Tax Act), and (b) is not exempt from income tax under the Tax Act;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance satisfactory to BEP and, if applicable, BEPC, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BEP and, if applicable, BEPC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BEP and, if applicable, BEPC, each acting reasonably) on appeal;

“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money;

“General Partner” means Brookfield Renewable Partners Limited, a Bermuda exempted company with liability limited by shares, the general partner of BEP;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or Tax Authority under or for the account of any of the foregoing;

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“GP Shares” means the class A common shares, par value $1.00, of the General Partner;

“Interim Order” means an interim order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to BEP and BEPC, each acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the BEP Unitholders’ Meeting and the BEPC Shareholders’ Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BEP and BEPC, each acting reasonably;

“Note Agreement” means an agreement entered into by the parties thereto pursuant to which the BEP Unitholder, BRHC A.2 Shareholder or BEPC Shareholder party thereto has validly elected to receive a portion of the Class A Consideration in the form of BEP Inc. Notes;

“Note Schedule” means the schedule to a Note Agreement specifying the number of BEP Inc. Class A Shares and BEP Inc. Notes to be received by the BEP Unitholder, BRHC A.2 Shareholder or BEPC Shareholder party thereto;

“Notice Form” means the notice form for use by Eligible Canadian Holders of BEP Units pursuant to which an Eligible Canadian Holder can indicate its intention to obtain a tax deferral with respect to the exchange of the BEP Units held by it;

“NYSE” means the New York Stock Exchange;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“REUs” means the redemption-exchange units of BRELP;

“Specified Purchaser” means each entity who is a party to a Note Agreement for purposes of acquiring BEP Inc. Notes;

“subsidiaries” has the meaning given in National Instrument 45-106 - Prospectus Exemptions;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Tax Authority” means CRA and/or any provincial tax authority, as applicable;

“Tax Election” has the meaning ascribed thereto in Section 3.3;

“Transfer Agent” means Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

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“UARs” means the unit appreciation rights granted under the UAR Plans; and

“UAR Plans” means the Brookfield Renewable Unit Appreciation Rights Plan, effective as of March 1, 2023, as amended as at the Effective Time, and the Brookfield Renewable Unit Appreciation Rights Plan (U.S. Employees), effective as of March 27, 2012, as amended and restated effective March 2, 2016 and as amended as at the Effective Time.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement:

(a)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

(b)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Plan of Arrangement would otherwise be required to be made on a day that is not a business day, such action shall be taken or such payment shall be made on the first business day following such day.

(c)	Headings. The descriptive headings preceding Articles and Sections of this Plan of Arrangement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of a table of contents shall not affect the interpretation of this Plan of Arrangement.

(d)	Including. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including without limitation” or “includes without limitation”.

(e)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Plan of Arrangement (together with all rules, regulations and published policies, as applicable, made thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided herein.

(f)	Currency. All references to “$” mean United States dollars.

(g)	Number and Gender. In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or Governmental Entity (including any governmental agency, political subdivision or instrumentality thereof).

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Article 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on BEP Inc., BEP, BEPC, BRHC, Specified Purchasers and all Persons who were immediately prior to the Effective Time holders or beneficial owners of the Acquired Securities, BREP Tracking Options, DSUs and UARs, and all other Persons directly or indirectly affected by the Arrangement at and after the Effective Time, without any further act or formality required on the part of any Person.

Article 3
ARRANGEMENT

3.1	Arrangement

Subject to the terms and conditions set forth in this Section 3.1 and except as otherwise noted, commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality with each step occurring two minutes after the completion of the immediately preceding step (unless specified otherwise or as required by applicable law):

Listing of BEP Inc. Class A Shares

(a)	The BEP Inc. Class A Shares shall, outside of this Plan of Arrangement, be listed and posted for trading on the TSX and NYSE.

Transfer of REUs

(b)	One BEP Inc. Class A Share shall be issued by BEP Inc. to each holder of an REU for each REU held, immediately following which the REUs held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the REUs so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant).

Transfer of BREPH LP Units and BREPH GP Shares

(c)	Concurrent with the issuances in Section 3.1(b), a number of BEP Inc. Class I Shares equal to the product of (x) the number of BRELP GP Units owned by

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BREPH and (y) 0.9999 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) shall be issued by BEP Inc. to the holder of BREPH LP Units, immediately following which the BREPH LP Units held by such holder shall be, concurrent with the transfers in Section 3.1(b), transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class I Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BREPH LP Units so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(2) of the Tax Act, where relevant).

(d)	Concurrent with the issuances in Section 3.1(b), a number of BEP Inc. Class I Shares equal to the product of (x) the number of BRELP GP Units owned by BREPH and (y) 0.0001 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) shall be issued by BEP Inc. to the holder of BREPH GP Shares, immediately following which the BREPH GP Shares held by such holder shall be, concurrent with the transfers in Section 3.1(b), transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class I Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BREPH GP Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(2) of the Tax Act, where relevant).

Transfer of GP Shares

(e)	A number of BEP Inc. Class B Shares equal to 0.0001 multiplied by the quotient of (x) the number of outstanding BEP Units immediately before the Effective Time divided by (y) 0.9999 (with any fractional amount equal to or greater than 0.5 of a share being rounded up to a whole share and any fractional amount less than 0.5 of a share being rounded down to a whole share) shall be issued by BEP Inc. to the holder of the GP Shares, immediately following which the GP Shares held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class B Shares shall be an amount equal to the aggregate cost to BEP Inc. of the GP Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant).

Effectiveness of Note Agreements

(f)	Each Note Agreement shall become effective and binding on the parties thereto.

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Transfers of BEP Units

(g)	The applicable Class A Consideration shall be issued by BEP Inc. to each holder of BEP Units that is a party to a Note Agreement, immediately following which the BEP Units held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BEP Units so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

(h)	The applicable Class A Consideration shall be issued by BEP Inc. to each holder of BEP Units that is an Eligible Canadian Holder and that (i) has voted in favour of the BEP LPA Amendment Resolution or the BEP Arrangement Resolution (other than any Eligible Canadian Holder whose BEP Units are transferred to BEP Inc. pursuant to Section 3.1(g)) or (ii) has indicated an intention to obtain a tax deferral with respect to the exchange of the BEP Units held by it by submitting a Notice Form, immediately following which the BEP Units held by such holder shall be transferred and assigned to BEP Inc.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEP Units so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant).

(i)	The BEP LPA Amendment shall become effective and binding on the parties thereto.

(j)	Each outstanding BEP Unit held by a Dissenting Unitholder shall be deemed to be transferred by the holder thereof to BEP without any further act or formality on its part, and, in consideration therefor, BEP shall be deemed to have issued to the Dissenting Unitholder a debt-claim to be paid the aggregate fair value of those BEP Units in accordance with Article 4 hereof.

(k)	BEP shall provide notice of redemption for all of the BEP Units, other than those BEP Units transferred to BEP Inc. pursuant to Sections 3.1(g) and 3.1(h) or to BEP pursuant to Section 3.1(j), pursuant to Section 7.4 of the BEP LPA.

(l)	Immediately prior to such redemption taking effect, BEP Inc. shall provide notice and exercise its overriding call right pursuant to Section 7.5 of the BEP LPA to purchase each BEP Unit, other than those BEP Units transferred pursuant to Sections 3.1(g), 3.1(h) or 3.1(j), and the applicable Class A Consideration shall be issued by BEP Inc. to each holder of such BEP Units, immediately following which the BEP Units held by such holder shall be transferred and assigned to BEP Inc.

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The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEP Units so acquired (determined for purposes of the Tax Act).

Treatment of BEP Incentive Plans

(m)	The terms of the BREP Tracking Preferred Shares shall be amended by the filing of articles of amendment such that, from and after the Effective Time, the BREP Tracking Preferred Shares shall track the value of the BEP Inc. Class A Shares, and the BREP Tracking Option Plan shall be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

(n)	The DSUs outstanding immediately prior to the Effective Time will be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such DSUs will be amended so as to substitute one BEP Inc. Class A Share for each BREP Tracking Preferred Share subject to such DSUs as of the Effective Time, and the DSU Plan shall be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

(o)	The UARs outstanding immediately prior to the Effective Time will be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such UARs will be amended so as to substitute one BEP Inc. Class A Share for each BEP Unit subject to such UARs as of the Effective Time, and the UAR Plans shall each be deemed to be amended to give effect to the foregoing and to make such other consequential amendments as are necessary.

Transfers of BRHC A.2 Shares

(p)	The BRHC A.2 Shares held by each holder that is a party to a Note Agreement shall be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BRHC A.2 Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

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Transfers of BEPC Shares1

(q)	Each outstanding BEPC Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to BEPC without any further act or formality on its part, and, in consideration therefor, BEPC shall be deemed to have issued to the Dissenting Shareholder a debt-claim to be paid the aggregate fair value of those BEPC Shares in accordance with Article 4 hereof.

(r)	The BEPC Shares held by each holder that is a party to a Note Agreement shall be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares forming part of the Class A Consideration shall be an amount equal to the aggregate cost to BEP Inc. of the BEPC Shares so acquired (determined for purposes of the Tax Act, including pursuant to subsections 85(1) and 85(2), as applicable, of the Tax Act, where relevant), less the aggregate principal amount of the BEP Inc. Notes forming part of the applicable Class A Consideration.

(s)	The BEPC Shares held by any holder, other than those BEPC Shares transferred pursuant to Sections 3.1(q) or 3.1(r), shall be transferred and assigned to BEP Inc. in exchange for the applicable Class A Consideration.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate cost to BEP Inc. of the BEPC Shares so acquired (determined for purposes of the Tax Act, including pursuant to section 85.1 of the Tax Act, where relevant).

BEP Inc. Notes

(t)	All BEP Inc. Notes issued to holders pursuant to Sections 3.1(g), 3.1(p) and 3.1(r) shall be transferred by such holders to the applicable Specified Purchaser(s) pursuant to the Note Agreements in exchange for the consideration issued by such Specified Purchaser for purposes of acquiring BEP Inc. Notes.

(u)	All BEP Inc. Notes shall be transferred and assigned by the holder thereof to BEP Inc. in exchange for one BEP Inc. Class A Share for each BEP Inc. Note, following which the BEP Inc. Notes shall be automatically cancelled by operation of law.

The aggregate amount to be added by BEP Inc. to the stated capital of the BEP Inc. Class A Shares shall be an amount equal to the aggregate principal amount of the cancelled BEP Inc. Notes.

[1]	Sections 3.1(q) to 3.1(s) (inclusive) will only be implemented if the BEPC Resolution has been approved at the BEPC Shareholders’ Meeting. If not, BEPC will cease to be a party to the Arrangement Agreement and such Sections shall be deemed to read “[Intentionally Deleted]”.

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3.2	Registers of Holders

(a)	Upon the transfer of the REUs pursuant to Section 3.1(b), the name of each transferor thereof shall be removed from the register of holders of REUs in respect of the REUs held by such transferor and BEP Inc. shall be recorded as the registered holder of the REUs so transferred and shall be deemed to be the legal and beneficial owner thereof.

(b)	Upon the transfer of the BREPH LP Units pursuant to Section 3.1(c), the name of the transferor thereof shall be removed from the register of holders of limited partnership units of BREPH in respect of such units and BEP Inc. shall be recorded as the registered holder of the BREPH LP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(c)	Upon the transfer of the BREPH GP Shares pursuant to Section 3.1(d), the name of the transferor thereof shall be removed from the register of shareholders of the issuer of the BREPH GP Shares and BEP Inc. shall be recorded as the registered holder of the BREPH GP Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(d)	Upon the transfer of the GP Shares pursuant to Section 3.1(e), the name of the transferor thereof shall be removed from the register of shareholders of the General Partner and BEP Inc. shall be recorded as the registered holder of the GP Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(e)	Upon the effectiveness of the Note Agreements pursuant to Section 3.1(f), BEP Inc. shall be deemed to have issued to each holder that is a party to a Note Agreement the BEP Inc. Notes to be received by such holder as specified in the applicable Note Schedule and the name of such holder shall be deemed to be added to a register of holders of BEP Inc. Notes as the holder of the BEP Inc. Notes issued to such holder. Upon the transfers and cancellation of the BEP Inc. Notes pursuant to Sections 3.1(t) and 3.1(u), appropriate entries shall be made in the register of holders of BEP Inc. Notes.

(f)	Upon the transfers of the BEP Units pursuant to Section 3.1(g), the name of each holder that is a party to a Note Agreement shall be removed from the register of holders of BEP Units in respect of the BEP Units held by such holder and BEP Inc. shall be recorded as the registered holder of the BEP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(g)	Upon the transfers of the BEP Units pursuant to Section 3.1(h), the name of each Eligible Canadian Holder shall be removed from the register of holders of BEP Units in respect of the BEP Units held by such Eligible Canadian Holder and BEP Inc. shall be recorded as the registered holder of the BEP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(h)	Upon the deemed transfers of the BEP Units pursuant to Section 3.1(j), (i) the Dissenting Unitholder shall cease to be a holder of such BEP Units, (ii) the name

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of such holder shall be removed from the register of holders of BEP Units, (iii) the Dissenting Unitholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such units to BEP; and (iv) such BEP Units shall be cancelled by BEP and the register of holders of BEP Units shall be revised accordingly.

(i)	Upon the transfers of the BEP Units pursuant to Section 3.1(l), the name of each transferor thereof shall be removed from the register of holders of BEP Units in respect of the BEP Units held by such holder and BEP Inc. shall be recorded as the registered holder of the BEP Units so transferred and shall be deemed to be the legal and beneficial owner thereof.

(j)	Upon the transfers of the BRHC A.2 Shares pursuant to Section 3.1(p), the name of each transferor thereof shall be removed from the register of holders of BRHC A.2 Shares in respect of the BRHC A.2 Shares held by them and BEP Inc. shall be recorded as the registered holder of the BRHC A.2 Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(k)	Upon the deemed transfer of the BEPC Shares pursuant to Section 3.1(q), (i) the Dissenting Shareholder shall cease to be a holder of such BEPC Shares, (ii) the name of such holder shall be removed from the register of holders of BEPC Shares, (iii) the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such shares to BEPC, and (iv) such BEPC Shares shall be cancelled by BEPC and the register of holders of BEPC Shares shall be revised accordingly.

(l)	Upon the transfers of the BEPC Shares pursuant to Section 3.1(r), the name of each holder that is a party to a Note Agreement shall be removed from the register of holders of BEPC Shares in respect of the BEPC Shares held by such holder and BEP Inc. shall be recorded as the registered holder of the BEPC Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

(m)	Upon the transfers of the BEPC Shares pursuant to Section 3.1(s), the name of each holder shall be removed from the register of holders of BEPC Shares in respect of the BEPC Shares held by such holder and BEP Inc. shall be recorded as the registered holder of the BEPC Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

3.3	Tax Elections

An Eligible Canadian Holder shall be entitled to make a joint income tax election with BEP Inc. (the “Tax Election”) with respect to its transfer of REUs, BREPH LP Units, BREPH GP Shares, GP Shares, BEP Units, BRHC A.2 Shares or BEPC Shares, as applicable, to BEP Inc. pursuant to Sections 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(g), 3.1(h), 3.1(p) and 3.1(r) pursuant to subsection 85(1) of the Tax Act (or subsection 85(2) of the Tax Act if such Eligible Canadian Holder is a partnership), and in each case, where applicable, the analogous provisions of provincial

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income tax law. To make a Tax Election, an Eligible Canadian Holder must provide the relevant information to BEP Inc. through a website that shall be made available for this purpose no later than 90 days following the Effective Date and will remain available until at least April 1 of the year immediately following the calendar year in which the Effective Date occurs or as otherwise directed. After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act regarding the Tax Election, BEP Inc. shall deliver a copy of the Tax Election as executed by BEP Inc. to the Eligible Canadian Holder. The Eligible Canadian Holder shall be solely responsible for executing its portion of the Tax Election and submitting it to the applicable Tax Authority within the required time.

3.4	No Fractional Shares

Each BEP Unit, BRHC A.2 Share and BEPC Share transferred to BEP Inc. pursuant to Sections 3.1(g), 3.1(p) and 3.1(r) shall be deemed to be transferred in consideration for a portion of a BEP Inc. Class A Share and a portion of a BEP Inc. Note as specified in the applicable Note Agreement. However, in no event shall any fractional BEP Inc. Class A Shares be delivered under this Plan of Arrangement.

3.5	Fully Paid and Non-Assessable Shares

All BEP Inc. Class A Shares, BEP Inc. Class B Shares and BEP Inc. Class I Shares issued pursuant hereto shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6	Limitation on BEP Inc. Notes

Notwithstanding any other provision of this Plan of Arrangement, if BEP Inc. determines in its sole discretion that it is necessary or desirable to limit the aggregate number of BEP Inc. Notes to be issued hereunder in order to achieve the intended tax treatment of the Arrangement (such limited number of BEP Inc. Notes, the “Available Notes”):

(a)	the Elected Notes of each holder shall be deemed to be reduced to the number determined by multiplying (x) the Elected Notes of such holder, by (y) the fraction (rounded to four decimal places) obtained by dividing the Available Notes by the Aggregate Elected Notes, and rounding down such resulting Elected Notes for such holder to the nearest whole number; and

(b)	such holder shall be deemed to have elected to receive additional BEP Inc. Class A Shares in lieu of each BEP Inc. Note that has been reduced pursuant to Section 3.6(a), and the applicable Note Schedule shall be deemed to have been amended accordingly.

3.7	BEP Inc. Class A Shares Subject to BEP Inc. Restricted Stock Plan

Each BEP Inc. Class A Share received, directly or indirectly, in exchange for a BEP Restricted Unit pursuant to Sections 3.1(g), 3.1(h), 3.1(l) and 3.1(u) will be subject to the BEP Inc. Restricted Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other

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terms and conditions as were applicable to such exchanged BEP Restricted Unit immediately prior to the Effective Time.

Article 4
DISSENT PROCEDURES

4.1	Rights of Dissent

(a)	Registered BEP Unitholders and, if applicable, BEPC Shareholders may exercise rights of dissent with respect to their BEP Units and/or BEPC Shares, as applicable, pursuant to and in the manner set forth in Section 7.6 of the BEP LPA and Division 2 of Part 8 of the BCBCA, respectively, in connection with the Arrangement (collectively, the “Dissent Rights”). For greater certainty, (i) non-registered holders of BEP Units, non-registered holders of BEPC Shares, holders of BRHC A.2 Shares, holders of REUs, holders of BREPH LP Units, holders of BREPH GP Shares and holders of GP Shares shall not be entitled to exercise Dissent Rights in respect of those securities, and (ii) registered holders of BEPC Shares shall not be entitled to exercise Dissent Rights in respect of those securities if Sections 3.1(q) to 3.1(s) are not implemented.

(b)	BEP Unitholders and, if applicable, BEPC Shareholders who properly exercise their Dissent Rights shall be deemed to have transferred their BEP Units and/or BEPC Shares, as applicable, to BEP and BEPC, respectively, as of the applicable time pursuant to Sections 3.1(j) and 3.1(q). If such BEP Unitholders and BEPC Shareholders:

(i)	are ultimately entitled to be paid the fair value for their BEP Units and/or BEPC Shares pursuant to the Dissent Rights, the BEP Unitholders and BEPC Shareholders shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(ii)	are ultimately not entitled, for any reason, to be paid the fair value for their BEP Units and/or BEPC Shares pursuant to the Dissent Rights, the BEP Unitholders and BEPC Shareholders will be deemed to have participated in the Arrangement on the same basis as a BEP Unitholder or BEPC Shareholder, as applicable, that has not exercised Dissent Rights and shall be entitled to receive only the Class A Consideration on the basis determined in accordance with Section 3.1 that such BEP Unitholders or BEPC Shareholders, as applicable, would have received pursuant to the Arrangement if such holders had not exercised Dissent Rights.

4.2	Recognition of Dissenting Unitholders and Dissenting Shareholders

From and after the Effective Time, in no case shall BEP Inc., BEP, BEPC or any other Person be required to recognize a Dissenting Unitholder or Dissenting Shareholder as a holder of BEP Units or BEPC Shares, as applicable, or as a holder of any securities of any of BEP Inc., BEP, BEPC or any of their respective subsidiaries and the names of the Dissenting Unitholders and

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Dissenting Shareholders shall be deleted from the register of holders of BEP Units and BEPC Shares, as applicable.

Article 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Upon the Arrangement becoming effective, the existing certificates, if applicable, representing the BEP Units and, if applicable, the BEPC Shares (other than BEP Units and BEPC Shares held by (x) BEP Unitholders and/or BEPC Shareholders that are a party to a Note Agreement, or (y) Dissenting Unitholders or Dissenting Shareholders) will represent BEP Inc. Class A Shares without any further action required on the part of holders thereof.

(b)	As soon as practicable following the Effective Time:

(i)	the Transfer Agent shall deliver to each Person who receives BEP Inc. Class A Shares pursuant to Sections 3.1(b), 3.1(g), 3.1(p), 3.1(r) and 3.1(u) DRS statements representing the BEP Inc. Class A Shares issued to such Person;

(ii)	BEP Inc. shall deliver to each Person who receives BEP Inc. Class I Shares pursuant to Sections 3.1(c) and 3.1(d) evidence as to the issuance of the BEP Inc. Class I Shares to such Person; and

(iii)	BEP Inc. shall deliver to each Person who receives BEP Inc. Class B Shares pursuant to Section 3.1(e) evidence as to the issuance of the BEP Inc. Class B Shares to such Person.

(c)	After the Effective Time, any applicable certificates which immediately prior to the Effective Time represented one or more Acquired Securities shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

5.2	Withholding Rights

BEP Inc., BEP, BEPC, the Transfer Agent, and any other Person shall be entitled to deduct or withhold from any amount otherwise payable to any Person hereunder such amounts as BEP Inc., BEP, BEPC, the Transfer Agent or such other Person, as applicable, are required to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority.

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5.3	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Acquired Securities that are exchanged pursuant to Section 3.1 shall cease to represent a claim or interest of any kind or nature as a unitholder of BEP or as a shareholder of BRHC and, if applicable, as a shareholder of BEPC, and as a holder of a BEP Inc. Note, as a unitholder of BRELP, as a unitholder of BREPH, as a shareholder of BREPH GP or as a shareholder of the General Partner. On such date, the BEP Inc. Class A Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to BEP Inc., together with all entitlements to distributions and interest thereon held for such former registered holder.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.5	Paramountcy

From and after the Effective Time, other than with respect to the BEPC Shares and the holders thereof if the BEPC Resolution has not been approved at the BEPC Shareholders’ Meeting: (i) this Plan of Arrangement shall take precedence and priority over any and all Acquired Securities issued prior to the Effective Time; (ii) the rights and obligations of the holders of BEP Units, BRHC A.2 Shares, BEPC Shares, REUs, BREPH LP Units, BREPH GP Shares, GP Shares, BEP Inc. Notes, BEP Inc., the Transfer Agent and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any BEP Units, BRHC A.2 Shares, BEPC Shares, REUs, BREPH LP Units, BREPH GP Shares, GP Shares or BEP Inc. Notes (other than Dissent Rights) shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	BEP Inc., BEP and, if applicable, BEPC may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by BEP Inc., BEP and, if applicable, BEPC, each acting reasonably, (iii) if made following the BEP Unitholders’ Meeting or, if applicable, the BEPC Shareholders’ Meeting and prior to receipt of the Final Order, filed with the Court and approved by the Court and communicated to the BEP Unitholders and BEPC Shareholders if and as required by the Court, and (iv) if made following receipt of the Final Order and prior to the Effective Time, filed with the Court and approved by the Court and communicated to the BEP

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Unitholders and, if applicable, BEPC Shareholders if and as required by the Court, unless such amendment concerns a matter which, in the reasonable opinion of BEP Inc., BEP and, if applicable, BEPC, is of an administrative nature and is not adverse to the economic interest of any holder of Acquired Securities.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by BEP or BEPC at any time prior to the BEP Unitholders’ Meeting or the BEPC Shareholders’ Meeting (provided that BEP or BEPC, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the BEP Unitholders’ Meeting and the BEPC Shareholders’ Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the BEP Unitholders’ Meeting or, if applicable, the BEPC Shareholders’ Meeting shall be effective only if (i) it is consented to in writing by BEP and, if applicable, BEPC (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the BEP Unitholders and, if applicable, BEPC Shareholders voting in the manner directed by the Court.

(d)	In the event that the BEPC Resolution is not approved by BEPC Shareholders at the BEPC Shareholders’ Meeting, Sections 3.1(q) to 3.1(s) (inclusive) and Sections 3.2(k) to 3.2(m) (inclusive) shall be deemed to read “[Intentionally Deleted]” and all references to those Sections shall be disregarded, and this Plan of Arrangement shall apply mutatis mutandis to give effect thereto.

(e)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by BEP Inc., provided that it concerns a matter which, in the reasonable opinion of BEP Inc., is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Acquired Securities.

(f)	Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, the Parties shall be entitled at any time prior to the Effective Time to modify this Plan of Arrangement without any prior notice or communication or approval of the Court or the holders of the Acquired Securities, provided such modifications are agreed to in writing by each of BEP Inc., BEP and, if applicable, BEPC, are of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and are not adverse to the economic interest of any holder of Acquired Securities.

(g)	For greater certainty, nothing herein shall derogate from the applicability of Bermuda law insofar as it relates to any amendment, modification or supplement to

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this Plan of Arrangement and all applicable requirements of Bermuda law shall be complied with by the Parties hereto.

ARTICLE 7
MISCELLANEOUS

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

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Schedule A

BEP LPA AMENDMENT

(See attached.)

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BROOKFIELD RENEWABLE PARTNERS L.P.

BEP INC. 2026 PLAN OF ARRANGEMENT AMENDMENT TO THE FOURTH
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

■

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. (the “Partnership”), dated as of May 3, 2016, as amended prior to the date hereof (the “Agreement”) is made as of the ■ day of ■, but following the acquisition by Brookfield Renewable Partners Inc. (“BEP Inc.”) of Equity Units pursuant to Section 3.1(h) of the BEP Inc. Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and Brookfield Renewable Corporation (“BEPC”), BEP Inc. has agreed to acquire, directly or indirectly, all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for class A subordinate voting shares in the capital of BEP Inc. (the “Class A Shares”), to be implemented pursuant to a plan of arrangement (the “BEP Inc. Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Equity Units will be entitled to receive, in respect of each Equity Unit held, one (1) Class A Share (the “Class A Consideration”) and may elect to receive a portion of their Class A Consideration in the form of BEP Inc. Notes (as defined in the BEP Inc. Plan of Arrangement), which will be subsequently transferred and assigned to BEP Inc. in exchange for Class A Shares pursuant to the BEP Inc. Plan of Arrangement;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Equity Units for the Cash Consideration and to provide BEP Inc. with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase such Equity Units for the Class A Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained Opinions of Counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of BRELP under applicable Law;

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AND WHEREAS, pursuant to Section 14.2.2 of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of 66⅔% of the voting power of the Outstanding Equity Units;

AND WHEREAS, a meeting (the “Meeting”) of the holders of Equity Units was held on ■, 2026 pursuant to Section 14.2.3 of the Agreement at which resolutions approving the Amendment and the Transaction were adopted by holders of 66⅔% of the Outstanding Equity Units that attended the Meeting virtually or by proxy and such resolutions were also adopted in accordance and compliance with the Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the BEP Inc. 2026 Plan of Arrangement Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■ becomes effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the BEP Inc. Plan of Arrangement, subject to any amendments, modifications or supplements to the BEP Inc. Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Court (as defined in the BEP Inc. Plan of Arrangement) with the consent of the Partnership and BEPC, each acting reasonably;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and BEPC with respect to the Arrangement, as may be amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.5;

1.1.3.1	“BEP Inc.” means Brookfield Renewable Partners Inc.

1.1.3.2	“BEP Inc. Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule A of the Arrangement Agreement subject to any amendments, modifications or

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supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Supreme Court of British Columbia with the consent of the Partnership and BEPC, each acting reasonably;

1.1.3.3	“BEPC” means Brookfield Renewable Corporation;

1.1.12.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.15.1	“Cash Consideration” means the amount equal to the value of one (1) Class A Share;

1.1.18.1	“Class A Consideration” means one (1) Class A Share for each Public Unit;

1.1.18.2	“Class A Share” means a class A subordinate voting share in the capital of BEP Inc.;

1.1.23.1	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.28.1	“First Notional Year” has the meaning assigned to such term in Section 4.4.5;

1.1.56.1	“Meeting” means such meeting or meetings of Equity Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolutions;

1.1.72.1	“Public Unitholder” means a holder of Public Units;

1.1.72.2	“Public Units” means the Equity Units that are issued and outstanding (except for those Equity Units held by BEP Inc.) at the Amendment Effective Time;

1.1.77.1	“Resolutions” means the resolutions of the Equity Unitholders adopted at the Meeting approving the Transaction; and

1.1.86.1	“Transaction” means the transactions to be implemented pursuant to the BEP Inc. Plan of Arrangement and in accordance with the Arrangement Agreement, pursuant to which, amongst other things, BEP Inc. will acquire all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for Class A Shares.

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(b)	Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. dated as of May 25, 2016 and all schedules attached to this agreement, in each case as it or they may be further amended, supplemented, replaced or restated from time to time.

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7	Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to this Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to the Transaction (including, for greater certainty, arising out of or in relation to the terms of Section 7.6). Each Partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

3.	Amendments to Article 4

Article 4 is hereby amended by adding the following provision:

4.4.5	For purposes of Sections 4.4.2 and 4.4.4, in relation to the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have had a first fiscal year (the “First Notional Year”) commencing on the first date of the calendar year in

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which the Effective Date occurs and ending immediately following the completion of the Arrangement steps occurring on the Effective Date and a second fiscal year commencing immediately after the end of the First Notional Year and ending on the last date of the calendar year in which the Effective Date occurs. The Partnership shall determine its Income for Canadian Tax Purposes for the First Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the First Notional Year shall not be allocated to the First Notional Year. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4	Redemption by the Partnership

7.4.1	Subject to any applicable laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.
7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent of the certificates (if any) representing such Public Units, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Transfer Agent. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the BEP Inc. Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

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7.5	Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, BEP Inc. will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units on payment by BEP Inc. of the Class A Consideration for each such Public Unit. In the event of the exercise by BEP Inc. of its Call Right, each Public Unitholder will be obligated to sell all the Public Units that are subject to the Call Right held by such Public Unitholder to BEP Inc. on the Effective Date on payment by, or on behalf of BEP Inc., to such Public Unitholder of the Class A Consideration for each such Public Unit.

7.5.2	BEP Inc. must provide notice to the Partnership of its intention to exercise its Call Right immediately after the Partnership exercises its right to redeem Public Units under Section 7.4. If BEP Inc. duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units that are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, BEP Inc. will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, BEP Inc. will deposit or cause to be deposited with the Transfer Agent, on or before the Effective Date, the aggregate Class A Consideration deliverable by BEP Inc. pursuant to Section 7.5.1. Provided that the aggregate Class A Consideration has been so deposited, on and after the Effective Date, the Public Unitholders will cease to be Equity Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate Class A Consideration and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be a holder of the securities delivered to them as part of the Class A Consideration to which such Public Unitholder is entitled. Upon presentation to the Transfer Agent of the documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the Public Unitholder will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of BEP Inc. will deliver to such Public Unitholder, the Class A Consideration. If BEP Inc. does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, BEP Inc. and/or its Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be

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delivered, all or a portion of the Class A Shares to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of BEP Inc. and the overriding nature thereof and to be bound thereby in favour of BEP Inc. as herein provided.

7.5.6	For greater certainty, the transfer of Public Units of the Partnership as described in Sections 3.1(g) and (h) of the BEP Inc. Plan of Arrangement shall take place pursuant to the BEP Inc. Plan of Arrangement and not in connection with the exercise of the Call Right.

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Equity Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Equity Unitholder may have, an Equity Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Equity Units held by the Equity Unitholder, determined as of the close of business on the day before the Resolutions were adopted.

7.6.3	A dissenting Equity Unitholder may only claim under this Section 7.6 with respect to all of the Equity Units held by the Equity Unitholder and registered in the name of the dissenting Equity Unitholder at the record date set by the General Partner in respect of the Meeting.

7.6.4	A dissenting Equity Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Equity Unitholder of the purpose of the Meeting and of the Equity Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Equity Unitholders adopt the Resolutions, send to each Equity Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, an Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Equity Unitholder).

7.6.6

A dissenting Equity Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Equity Unitholder does not receive such notice, within twenty days after learning that

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the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)            the dissenting Equity Unitholder’s name and address;

(ii)           the number of Equity Units in respect of which the dissenting Equity Unitholder dissents; and

(iii)          a demand for payment of the fair value of such Equity Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Equity Unitholder shall send the certificates representing the Equity Units held by the Equity Unitholder to the Partnership or its Transfer Agent.
7.6.8	A dissenting Equity Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.
7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Equity Unitholder is a dissenting Equity Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Equity Unitholder.
7.6.10

On sending a notice under Section 7.6.6, a dissenting Equity Unitholder ceases to have any rights as an Equity Unitholder other than the right to be paid the fair value of the Equity Units as determined under this Section 7.6 except where:

(i)            the dissenting Equity Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)           the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Equity Unitholder withdraws the notice; or

(iii)          the Arrangement Agreement is terminated in accordance with its terms, in which case the dissenting Equity Unitholder’s rights are reinstated as of the date the dissenting Equity Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Equity Unitholder who has sent such notice a written offer to pay for the dissenting Equity Unitholder’s Equity Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.
7.6.12	Every offer made under Section 7.6.11 for Equity Units shall be on the same terms.
7.6.13	The Partnership shall pay for the Equity Units of a dissenting Equity Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.
7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Equity Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Equity Units of any dissenting Equity Unitholder.
7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Equity Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.
7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.
7.6.17	A dissenting Equity Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.
7.6.18

On an application under Sections 7.6.14 or 7.6.15:

(i)            all dissenting Equity Unitholders whose Equity Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)           the Partnership shall notify each affected dissenting Equity Unitholder of the date, place and consequences of the application and of the dissenting Equity Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Equity Unitholder who should be joined as a party, and the court shall then fix a fair value for the Equity Units of all dissenting Equity Unitholders.
7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Equity Units of the dissenting Equity Unitholders.
7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Equity Unitholder and for the amount of the Equity Units as fixed by the court.
7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Equity Unitholder that it is unable lawfully to pay dissenting Equity Unitholders for their Equity Units.

7.6.23

If Section 7.6.24 applies, a dissenting Equity Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)            withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Equity Unitholder is reinstated to their full rights as a Equity Unitholder; or

(ii)           retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Equity Unitholders.

7.6.24

The Partnership shall not make a payment to a dissenting Equity Unitholder under this section if there are reasonable grounds for believing that

(i)            the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)           the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to an Equity Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
	Name:	Jane Sheere
	Title:	Corporate Secretary

[Signature Page – BEP LPA Amendment]

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
	Name:	Jane Sheere
	Title:	Corporate Secretary

[Signature Page – BEP LPA Amendment]

Schedule B
BEP RESOLUTIONS

(Please see attached.)

BEP ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the arrangement agreement among Brookfield Renewable Corporation (“BEPC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Inc. (“BEP Inc.”) dated July 21, 2026 (the “Arrangement Agreement”) and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized and approved.

3.	The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of Brookfield Renewable Partners Limited, the general partner of BEP (the “General Partner”) in approving the Arrangement and the actions of the directors and officers of the General Partner in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	BEP Inc. is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of limited partnership units of BEP, excluding the Class A Preferred Limited Partnership Units of BEP (the “Unitholders”), or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the General Partner are hereby authorized and empowered, at their discretion, without notice to or approval of any Unitholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or any related transactions, including if the BEP LPA Amendment Resolution or the BEPC Resolution (each as defined in the Arrangement Agreement) has not been approved.

6.	Any director or officer of the General Partner is hereby authorized and directed for and on behalf of BEP to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

BEP LPA AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. (“BEP”) dated as of May 3, 2016, as amended prior to the date hereof, is hereby amended by the BEP Inc. 2026 Plan of Arrangement Amendment to the Fourth Amended and Restated Limited Partnership Agreement as specified in Exhibit A (the “LPA Amendment”).

2.	Notwithstanding that this resolution has been passed (and the LPA Amendment adopted) by the holders of the limited partnership units of BEP, excluding the Class A Preferred Limited Partnership Units of BEP (the “Unitholders”), or that the arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to the arrangement agreement among Brookfield Renewable Corporation, BEP and Brookfield Renewable Partners Inc. dated July 21, 2026 (the “Arrangement Agreement”) has been approved by the Supreme Court of British Columbia, the directors of the general partner of BEP (the “General Partner”) are hereby authorized and empowered, at their discretion, without notice to or approval of any Unitholders (i) to amend the terms of the LPA Amendment in a manner consistent with the Arrangement Agreement and the plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the full text of which is set out in Schedule A to the Arrangement Agreement), or (ii) not to proceed with the LPA Amendment if the Arrangement has not been approved.

3.	Any officer or director of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed, under seal or otherwise, and deliver or cause to be delivered, such documents as are necessary or desirable to give effect to the LPA Amendment, such determination to be conclusively evidenced by the execution and delivery of any such document.

4.	Any officer or director of the General Partner is hereby authorized and directed for and on behalf of BEP to execute or cause to be executed, under seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Exhibit A

LPA Amendment

(See attached.)

BROOKFIELD RENEWABLE PARTNERS L.P.

BEP INC. 2026 PLAN OF ARRANGEMENT AMENDMENT TO THE FOURTH

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

■

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. (the “Partnership”), dated as of May 3, 2016, as amended prior to the date hereof (the “Agreement”) is made as of the ■ day of ■, but following the acquisition by Brookfield Renewable Partners Inc. (“BEP Inc.”) of Equity Units pursuant to Section 3.1(h) of the BEP Inc. Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and Brookfield Renewable Corporation (“BEPC”), BEP Inc. has agreed to acquire, directly or indirectly, all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for class A subordinate voting shares in the capital of BEP Inc. (the “Class A Shares”), to be implemented pursuant to a plan of arrangement (the “BEP Inc. Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Equity Units will be entitled to receive, in respect of each Equity Unit held, one (1) Class A Share (the “Class A Consideration”) and may elect to receive a portion of their Class A Consideration in the form of BEP Inc. Notes (as defined in the BEP Inc. Plan of Arrangement), which will be subsequently transferred and assigned to BEP Inc. in exchange for Class A Shares pursuant to the BEP Inc. Plan of Arrangement;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Equity Units for the Cash Consideration and to provide BEP Inc. with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase such Equity Units for the Class A Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained Opinions of Counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of BRELP under applicable Law;

AND WHEREAS, pursuant to Section 14.2.2 of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of 66⅔% of the voting power of the Outstanding Equity Units;

AND WHEREAS, a meeting (the “Meeting”) of the holders of Equity Units was held on ■, 2026 pursuant to Section 14.2.3 of the Agreement at which resolutions approving the Amendment and the Transaction were adopted by holders of 66⅔% of the Outstanding Equity Units that attended the Meeting virtually or by proxy and such resolutions were also adopted in accordance and compliance with the Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the BEP Inc. 2026 Plan of Arrangement Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of ■ becomes effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement;
1.1.2.2	“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the BEP Inc. Plan of Arrangement, subject to any amendments, modifications or supplements to the BEP Inc. Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Court (as defined in the BEP Inc. Plan of Arrangement) with the consent of the Partnership and BEPC, each acting reasonably;
1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated July 21, 2026 between BEP Inc., the Partnership and BEPC with respect to the Arrangement, as may be amended from time to time in accordance with its terms;
1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.5;
1.1.3.1	“BEP Inc.” means Brookfield Renewable Partners Inc.
1.1.3.2	“BEP Inc. Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule A of the Arrangement Agreement subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the BEP Inc. Plan of Arrangement or made at the discretion of the Supreme Court of British Columbia with the consent of the Partnership and BEPC, each acting reasonably;
1.1.3.3	“BEPC” means Brookfield Renewable Corporation;
1.1.12.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;
1.1.15.1	“Cash Consideration” means the amount equal to the value of one (1) Class A Share;
1.1.18.1	“Class A Consideration” means one (1) Class A Share for each Public Unit;
1.1.18.2	“Class A Share” means a class A subordinate voting share in the capital of BEP Inc.;
1.1.23.1	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;
1.1.28.1	“First Notional Year” has the meaning assigned to such term in Section 4.4.5;
1.1.56.1	“Meeting” means such meeting or meetings of Equity Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolutions;
1.1.72.1	“Public Unitholder” means a holder of Public Units;
1.1.72.2	“Public Units” means the Equity Units that are issued and outstanding (except for those Equity Units held by BEP Inc.) at the Amendment Effective Time;
1.1.77.1	“Resolutions” means the resolutions of the Equity Unitholders adopted at the Meeting approving the Transaction; and
1.1.86.1	“Transaction” means the transactions to be implemented pursuant to the BEP Inc. Plan of Arrangement and in accordance with the Arrangement Agreement, pursuant to which, amongst other things, BEP Inc. will acquire all of the issued and outstanding Equity Units and class A exchangeable subordinate voting shares in the capital of BEPC in exchange for Class A Shares.

(b)	Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. dated as of May 25, 2016 and all schedules attached to this agreement, in each case as it or they may be further amended, supplemented, replaced or restated from time to time.

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7	Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to this Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to the Transaction (including, for greater certainty, arising out of or in relation to the terms of Section 7.6). Each Partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

3.	Amendments to Article 4

Article 4 is hereby amended by adding the following provision:

4.4.5	For purposes of Sections 4.4.2 and 4.4.4, in relation to the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have had a first fiscal year (the “First Notional Year”) commencing on the first date of the calendar year in which the Effective Date occurs and ending immediately following the completion of the Arrangement steps occurring on the Effective Date and a second fiscal year commencing immediately after the end of the First Notional Year and ending on the last date of the calendar year in which the Effective Date occurs. The Partnership shall determine its Income for Canadian Tax Purposes for the First Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the First Notional Year shall not be allocated to the First Notional Year. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4	Redemption by the Partnership

7.4.1	Subject to any applicable laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.
7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent of the certificates (if any) representing such Public Units, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Transfer Agent. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the BEP Inc. Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

7.5	Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, BEP Inc. will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units on payment by BEP Inc. of the Class A Consideration for each such Public Unit. In the event of the exercise by BEP Inc. of its Call Right, each Public Unitholder will be obligated to sell all the Public Units that are subject to the Call Right held by such Public Unitholder to BEP Inc. on the Effective Date on payment by, or on behalf of BEP Inc., to such Public Unitholder of the Class A Consideration for each such Public Unit.
7.5.2	BEP Inc. must provide notice to the Partnership of its intention to exercise its Call Right immediately after the Partnership exercises its right to redeem Public Units under Section 7.4. If BEP Inc. duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units that are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, BEP Inc. will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.
7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, BEP Inc. will deposit or cause to be deposited with the Transfer Agent, on or before the Effective Date, the aggregate Class A Consideration deliverable by BEP Inc. pursuant to Section 7.5.1. Provided that the aggregate Class A Consideration has been so deposited, on and after the Effective Date, the Public Unitholders will cease to be Equity Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate Class A Consideration and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be a holder of the securities delivered to them as part of the Class A Consideration to which such Public Unitholder is entitled. Upon presentation to the Transfer Agent of the documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the Public Unitholder will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of BEP Inc. will deliver to such Public Unitholder, the Class A Consideration. If BEP Inc. does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.
7.5.4	For greater certainty, BEP Inc. and/or its Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of the Class A Shares to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.
7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of BEP Inc. and the overriding nature thereof and to be bound thereby in favour of BEP Inc. as herein provided.
7.5.6	For greater certainty, the transfer of Public Units of the Partnership as described in Sections 3.1(g) and (h) of the BEP Inc. Plan of Arrangement shall take place pursuant to the BEP Inc. Plan of Arrangement and not in connection with the exercise of the Call Right.

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Equity Unitholder may dissent in respect of the Transaction.
7.6.2	In addition to any other right the Equity Unitholder may have, an Equity Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Equity Units held by the Equity Unitholder, determined as of the close of business on the day before the Resolutions were adopted.
7.6.3	A dissenting Equity Unitholder may only claim under this Section 7.6 with respect to all of the Equity Units held by the Equity Unitholder and registered in the name of the dissenting Equity Unitholder at the record date set by the General Partner in respect of the Meeting.
7.6.4	A dissenting Equity Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Equity Unitholder of the purpose of the Meeting and of the Equity Unitholder’s right to dissent.
7.6.5	The Partnership shall, within ten days after the Equity Unitholders adopt the Resolutions, send to each Equity Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, an Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Equity Unitholder).
7.6.6

A dissenting Equity Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Equity Unitholder does not receive such notice, within twenty days after learning that the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)            the dissenting Equity Unitholder’s name and address;

(ii)           the number of Equity Units in respect of which the dissenting Equity Unitholder dissents; and

(iii)          a demand for payment of the fair value of such Equity Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Equity Unitholder shall send the certificates representing the Equity Units held by the Equity Unitholder to the Partnership or its Transfer Agent.
7.6.8	A dissenting Equity Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.
7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Equity Unitholder is a dissenting Equity Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Equity Unitholder.
7.6.10

On sending a notice under Section 7.6.6, a dissenting Equity Unitholder ceases to have any rights as an Equity Unitholder other than the right to be paid the fair value of the Equity Units as determined under this Section 7.6 except where:

(i)            the dissenting Equity Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)           the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Equity Unitholder withdraws the notice; or

(iii)          the Arrangement Agreement is terminated in accordance with its terms,

in which case the dissenting Equity Unitholder’s rights are reinstated as of the date the dissenting Equity Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Equity Unitholder who has sent such notice a written offer to pay for the dissenting Equity Unitholder’s Equity Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.
7.6.12	Every offer made under Section 7.6.11 for Equity Units shall be on the same terms.
7.6.13	The Partnership shall pay for the Equity Units of a dissenting Equity Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.
7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Equity Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Equity Units of any dissenting Equity Unitholder.
7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Equity Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.
7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.
7.6.17	A dissenting Equity Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.
7.6.18

On an application under Sections 7.6.14 or 7.6.15:

(i)            all dissenting Equity Unitholders whose Equity Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)           the Partnership shall notify each affected dissenting Equity Unitholder of the date, place and consequences of the application and of the dissenting Equity Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Equity Unitholder who should be joined as a party, and the court shall then fix a fair value for the Equity Units of all dissenting Equity Unitholders.
7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Equity Units of the dissenting Equity Unitholders.
7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Equity Unitholder and for the amount of the Equity Units as fixed by the court.
7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Equity Unitholder that it is unable lawfully to pay dissenting Equity Unitholders for their Equity Units.

7.6.23

If Section 7.6.24 applies, a dissenting Equity Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)            withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Equity Unitholder is reinstated to their full rights as a Equity Unitholder; or

(ii)           retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Equity Unitholders.

7.6.24

The Partnership shall not make a payment to a dissenting Equity Unitholder under this section if there are reasonable grounds for believing that

(i)            the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)           the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to an Equity Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(i) of the BEP Inc. Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
	Name:	Jane Sheere
	Title:	Corporate Secretary

[Signature Page – BEP LPA Amendment]

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER:

BROOKFIELD RENEWABLE PARTNERS LIMITED

By:
	Name:	Jane Sheere
	Title:	Corporate Secretary

[Signature Page – BEP LPA Amendment]

Schedule C
BEPC RESOLUTION

(Please see attached.)

BEPC ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), pursuant to the arrangement agreement among Brookfield Renewable Corporation (“BEPC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Inc. (“BEP Inc.”) dated July 21, 2026 (the “Arrangement Agreement”) and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized and approved.

3.	The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of BEPC in approving the Arrangement and the actions of the authorized persons of BEPC in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	BEP Inc. is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of BEPC or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BEPC are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of BEPC (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or any related transactions, including if the BEP Arrangement Resolution or the BEP LPA Amendment Resolution (each as defined in the Arrangement Agreement) has not been approved.

6.	Any director or officer of BEPC is hereby authorized and directed for and on behalf of BEPC to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of BEPC is hereby authorized and directed for and on behalf of BEPC to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix E – Dissent Rights

Unitholder Dissent Rights

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Equity Unitholder may dissent in respect of the Transaction.
7.6.2	In addition to any other right the Equity Unitholder may have, an Equity Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Equity Units held by the Equity Unitholder, determined as of the close of business on the day before the Resolutions were adopted.
7.6.3	A dissenting Equity Unitholder may only claim under this Section 7.6 with respect to all of the Equity Units held by the Equity Unitholder and registered in the name of the dissenting Equity Unitholder at the record date set by the General Partner in respect of the Meeting.
7.6.4	A dissenting Equity Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Equity Unitholder of the purpose of the Meeting and of the Equity Unitholder’s right to dissent.
7.6.5	The Partnership shall, within ten days after the Equity Unitholders adopt the Resolutions, send to each Equity Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, an Equity Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Equity Unitholder).
7.6.6

A dissenting Equity Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Equity Unitholder does not receive such notice, within twenty days after learning that the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)            the dissenting Equity Unitholder’s name and address;

(ii)           the number of Equity Units in respect of which the dissenting Equity Unitholder dissents; and

(iii)          a demand for payment of the fair value of such Equity Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Equity Unitholder shall send the certificates representing the Equity Units held by the Equity Unitholder to the Partnership or its Transfer Agent.
7.6.8	A dissenting Equity Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.
7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Equity Unitholder is a dissenting Equity Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Equity Unitholder.
7.6.10

On sending a notice under Section 7.6.6, a dissenting Equity Unitholder ceases to have any rights as an Equity Unitholder other than the right to be paid the fair value of the Equity Units as determined under this Section 7.6 except where:

(i)            the dissenting Equity Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)           the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Equity Unitholder withdraws the notice; or

(iii)          the Arrangement Agreement is terminated in accordance with its terms,

in which case the dissenting Equity Unitholder’s rights are reinstated as of the date the dissenting Equity Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Equity Unitholder who has sent such notice a written offer to pay for the dissenting Equity Unitholder’s Equity Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.
7.6.12	Every offer made under Section 7.6.11 for Equity Units shall be on the same terms.
7.6.13	The Partnership shall pay for the Equity Units of a dissenting Equity Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.
7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Equity Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Equity Units of any dissenting Equity Unitholder.
7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Equity Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.
7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.
7.6.17	A dissenting Equity Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.
7.6.18

On an application under Sections 7.6.14 or 7.6.15:

(i)            all dissenting Equity Unitholders whose Equity Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)           the Partnership shall notify each affected dissenting Equity Unitholder of the date, place and consequences of the application and of the dissenting Equity Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Equity Unitholder who should be joined as a party, and the court shall then fix a fair value for the Equity Units of all dissenting Equity Unitholders.
7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Equity Units of the dissenting Equity Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Equity Unitholder and for the amount of the Equity Units as fixed by the court.
7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Equity Unitholder that it is unable lawfully to pay dissenting Equity Unitholders for their Equity Units.
7.6.23

If Section 7.6.24 applies, a dissenting Equity Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)            withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Equity Unitholder is reinstated to their full rights as a Equity Unitholder; or

(ii)           retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Equity Unitholders.

7.6.24

The Partnership shall not make a payment to a dissenting Equity Unitholder under this section if there are reasonable grounds for believing that

(i)            the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)           the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to an Equity Unitholder under this Section 7.6.

Shareholder Dissent Rights

Division 2 of Part 8 of the BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

i.	to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

ii.	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favor of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favor of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Appendix F – Notice of Hearing of Petition

(See attached)

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No. S266228

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS
CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF BROOKFIELD
RENEWABLE PARTNERS INC., BROOKFIELD RENEWABLE PARTNERS L.P. AND
BROOKFIELD RENEWABLE CORPORATION

BROOKFIELD RENEWABLE PARTNERS INC.,
BROOKFIELD RENEWABLE PARTNERS L.P. AND
BROOKFIELD RENEWABLE CORPORATION

PETITIONERS

NOTICE OF HEARING OF PETITION

TO:	The holders of class A exchangeable subordinate voting shares and class B multiple voting shares of Brookfield Renewable Corporation and the holders of non-voting limited partnership units of Brookfield Renewable Partners L.P.

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Brookfield Renewable Partners Inc. (“BEP Inc.”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Corporation (“BEPC”) in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended, of an arrangement involving BEP Inc., BEP and BEPC.

NOTICE IS FURTHER GIVEN that by Order of Associate Judge Shirreff of the Supreme Court of British Columbia, pronounced August 21, 2026, the Court has given directions by means of an interim order (the “Interim Order”) on the calling of a special meeting of holders of BEPC class A exchangeable subordinate voting shares and class B multiple voting shares (together, the “BEPC Shares” held by the “BEPC Shareholders”) to consider, among other things, and, if deemed advisable, approve, with or without variation, a special resolution to approve the Arrangement (the “BEPC Transaction Resolution”) and a special meeting of holders of non-voting limited partnership units of BEP (the “BEP Units” held by the “Unitholders”) to consider, among other things, and, if deemed advisable, approve, with or without variation, a resolution to approve the Arrangement (the “BEP Arrangement Resolution”) and a resolution (the

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“BEP LPA Amendment Resolution”) to approve amendments to the Fourth Amended and Restated Limited Partnership Agreement, as amended, governing BEP.

NOTICE IS FURTHER GIVEN that if the BEP Arrangement Resolution and the BEP LPA Amendment Resolution are approved by the requisite majorities of Unitholders, the Petitioners intend to apply to the Supreme Court of British Columbia for a final order (the “Final Order”) approving the Arrangement and declaring that the Arrangement is procedurally and substantively fair and reasonable to the Unitholders and, if applicable, BEPC Shareholders, which application is expected to be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia or as the Court may direct on October 19, 2026 at 9:45 a.m. (Pacific time), or as soon thereafter as counsel may be heard or at such other date and time as the Boards of BEP Inc., the General Partner of BEP, and, if applicable, BEPC, or the Court may direct. If the BEP Arrangement Resolution and the BEP LPA Amendment Resolution are approved by the requisite majorities of Unitholders but the BEPC Transaction Resolution is not approved by BEPC Shareholders, the Arrangement will still be completed except that the transactions contemplated by the BEPC Transaction Resolution will not occur.

NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof with respect to the issuance of securities pursuant to the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled “Response to Petition” together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia or as the Court may direct and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioners’ address for delivery, which is set out below, on or before October 14, 2026 at 4:00 p.m. (Vancouver time).

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry or online from the BC Supreme Court website. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON (OR AS DIRECTED BY THE COURT) OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Unitholders and, if applicable, BEPC Shareholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be delivered

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to any BEPC Shareholder or Unitholder who makes a request in writing addressed to the solicitors of the Petitioners at the address for delivery set out below.

The Petitioners’ address for delivery is:

Torys LLP

79 Wellington Street West

Suite 3000

Toronto, Ontario, M5K 1N2

Attention: Andrew Gray/Colette Koopman

Email: agray@torys.com/ckoopman@torys.com

DATED this 21st day of August 2026.

/s/ Colette Koopman

Counsel for the Petitioners,

Brookfield Renewable Partners Inc.,

Brookfield Renewable Partners L.P., and

Brookfield Renewable Corporation

Andrew Gray/Colette Koopman

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Appendix G – Interim Order

(See attached)

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

AUG 2 1 2026

ENTERED

No. S266228
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

Petitioners

ORDER MADE AFTER APPLICATION (INTERIM ORDER)

BEFORE Associate Judge SHIRREFF	FRIDAY, THE 21ST DAY OF AUGUST 2026

ON THE APPLICATION OF Brookfield Renewable Partners Inc. ("**BEP Inc.**"), Brookfield Renewable Partners L.P. ("**BEP**") and Brookfield Renewable Corporation ("**BEPC**") without notice coming on for hearing at the Courthouse at 800 Smithe Street, Vancouver, British Columbia on August 21, 2026 and on hearing Andrew Gray, B. Tortora and C. Koopman counsel for the Petitioners and upon reading the Notice of Application filed herein and Affidavit #1 of Ronnie Ollo made August 17, 2026 (the "**Ollo Affidavit**"), and on being advised that the holders of the non-voting limited partnership units of BEP will attorn to the jurisdiction of this Court for the purposes of this proceeding and the arrangement involving BEP Inc., BEP and BEPC;

MS

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THIS COURT ORDERS that:

SPECIAL MEETINGS

The Shareholders' Meeting

1. BEPC is authorized to call, hold, and conduct a special meeting (the "**Shareholders' Meeting**") of the holders (the "**BEPC Shareholders**") of class A exchangeable subordinate voting shares in the capital of BEPC (the "**BEPC exchangeable shares**") and class B multiple voting shares in the capital of BEPC (the "**BEPC class B shares**", together with the BEPC exchangeable shares the "**BEPC Shares**"), on October 14, 2026 at 12:00 p.m., (Toronto time) in virtual meeting format, or such other date as may result from postponement or adjournment in accordance with this Interim Order.

2. At the Shareholders' Meeting, the BEPC Shareholders will, *inter alia*, consider, and, if deemed advisable, approve an arrangement resolution (the "**BEPC Transaction Resolution**"), in the form attached as Appendix C to the joint management information circular of BEPC and BEP (the "**Circular**"), adopting, with or without amendment, the arrangement (the "**Arrangement**") involving BEP Inc., BEP and BEPC as set forth in the plan of arrangement (the "**Plan of Arrangement**"), a copy of which is included in Appendix D to the Circular.

3. At the Shareholders' Meeting, BEPC will also seek to transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Shareholders' Meeting.

4. The Shareholders' Meeting will be called, held, and conducted in accordance with the Notice of Meeting (the "**BEPC Meeting Notice**") to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the British Columbia *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**"), the terms of this Interim Order, any further Order of this Court, the rulings and directions of the Chairperson of the Shareholders' Meeting, and in accordance with the terms, restrictions and conditions of the articles of BEPC, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

The Unitholders' Meeting

5. BEP is authorized to call, hold, and conduct a special meeting (the "**Unitholders' Meeting**") of the holders of non-voting limited partnership units (the "**BEP Units**") in the capital of BEP (the "**Unitholders**"), on October 14, 2026 at 11:00 a.m., (Toronto time) in virtual meeting format, or such other date as may result from postponement or adjournment in accordance with this Interim Order.

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6. At the Unitholders' Meeting, the Unitholders will, *inter alia*, consider, and if deemed advisable, approve a resolution (the "**BEP LPA Amendment Resolution**") approving amendments (the "**BEP LPA Amendment**") to the BEP Fourth Amended and Restated Limited Partnership Agreement, as amended (the "**LPA**") and a resolution (the "**BEP Arrangement Resolution**", together with the BEP LPA Amendment Resolution, the "**BEP Transaction Resolutions**") adopting, with or without amendment, the Arrangement, in each case in the forms attached as Appendix B to the Circular.

7. At the Unitholders' Meeting, BEP will also seek to transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Unitholders' Meeting.

8. The Unitholders' Meeting will be called, held, and conducted in accordance with the Notice of Meeting (the "**BEP Meeting Notice**" and together with the BEPC Meeting Notice, the "**Notice**") to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the terms of this Interim Order, any further Order of this Court, the rulings and directions of the Chairperson of the Unitholders' Meeting and in accordance with the terms, restrictions and conditions of the LPA, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

RECORD DATE

9. The Record Date for determination of BEPC Shareholders and Unitholders entitled to vote and to receive the Notice, Circular and a form of voting proxy or voting instruction form, as applicable (together, the "**Meeting Materials**") is the close of business on August 21, 2026 (the "**Record Date**"), or such other date as, in the case of the Shareholders' Meeting, the directors of BEPC may determine in accordance with the articles of BEPC, the BCBCA or as disclosed in the Meeting Materials and, in the case of the Unitholders' Meeting, as Brookfield Renewable Partners Limited (the general partner of BEP) may determine in accordance with the LPA or as disclosed in the Meeting Materials.

NOTICE OF SPECIAL MEETINGS

10. The Notice, advising of the availability of access to the Meeting Materials, along with such amendments or additional documents as BEPC and BEP may determine are necessary or desirable and are not inconsistent with the terms of the Interim Order, together with a form of voting proxy or voting instruction form, as applicable (collectively, the "**Notice and Access Materials**"), will be provided substantially in accordance with the "notice and access" provisions under National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") and National Instrument 51-102 – *Continuous Disclosure Obligations*, as follows:

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(a) to the registered BEPC Shareholders and registered Unitholders at the close of business on the Record Date, at least thirty (30) days prior to the date of the Shareholders' Meeting and the Unitholders' Meeting, respectively, excluding the date of sending and the date of such meeting, by mail to the addresses of the BEPC Shareholders and Unitholders as they appear on the books and records of BEPC and BEP, respectively, or of their registrars and transfer agents, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to BEPC and BEP, respectively;

(b) to non-registered BEPC Shareholders and Unitholders by providing sufficient copies of the Notice and Access Materials to intermediaries and registered nominees in a timely manner, in accordance with NI 54-101; and

(c) instead of mailing the Circular to BEPC Shareholders and Unitholders, BEPC and BEP will post the Circular and the other Meeting Materials on its website at https://bep.brookfield.com under "Corporate Simplification" and on each of BEPC and BEP's respective SEDAR+ profiles at www.sedarplus.ca and EDGAR profiles at www.sec.gov/edgar.

11. BEPC Shareholders and Unitholders may request paper copies of the Meeting Materials from BEPC or BEP, as applicable, in which case BEPC or BEP will mail the Meeting Materials within three (3) business days of any such request, provided the request is made before the date of the Shareholders' Meeting and the Unitholders' Meeting, respectively.

12. The Meeting Materials will be sent by electronic transmission to each director and the auditor of BEPC at his, her, their or its email address as appearing in the records of BEPC.

13. The Meeting Materials will be sent by electronic transmission to BREP Holding L.P., Brookfield Renewable Partners Limited (the general partner of BEP) and the auditor of BEP at their email addresses as appearing in the records of BEP.

14. The Meeting Materials will be sent by electronic transmission to the holders of the redemption-exchange limited partner units of Brookfield Renewable Energy L.P., the holders of the limited partnership units of BREP Holding L.P., the holders of the class A common shares of Brookfield Renewable Partners Limited, the holders of the class A.2 exchangeable non-voting shares in the capital of Brookfield Renewable Holdings Corporation and the holders of the class A common shares of BRP Bermuda GP Limited at their email addresses as appearing in the records of the applicable entity.

15. The Meeting Materials will be sent by electronic transmission to the holders of the preferred shares in the capital of Brookfield BREP Tracking Inc., the holders of the options to acquire the Brookfield BREP Tracking Inc. Preferred Shares, the holders of the deferred share units granted under the DSU Plan and the holders of the unit

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appreciation rights granted under the UAR Plans at their email addresses as appearing in the records of the applicable entity.

16. Substantial compliance with paragraphs 10 to 15 above will constitute good and sufficient notice of the Shareholders' Meeting and the Unitholders' Meeting and delivery of the Meeting Materials.

17. The accidental failure or omission to give notice of the Shareholders' Meeting or the Unitholders' Meeting, or non-receipt of such notice, will not constitute a breach of the Interim Order or a defect in the calling of the Shareholders' Meeting or the Unitholders' Meeting and will not invalidate any resolution passed or taken at the Shareholders' Meeting or the Unitholders' Meeting provided that the Shareholders' Meeting or the Unitholders' Meeting meet quorum requirements.

18. The Meeting Materials are hereby deemed to represent sufficient and adequate disclosure and BEPC and BEP will not be required to send to BEPC Shareholders or Unitholders any other or additional information unless this Court orders otherwise.

DEEMED RECEIPT OF THE MEETING MATERIALS

19. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received on the date the notice set out in paragraph 10 is sent.

20. Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated at any time prior to the Shareholders' Meeting or the Unitholders' Meeting by press release, news release, or newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by the most appropriate method of alternative communication as determined by BEPC or BEP.

PERMITTED ATTENDEES

21. The persons entitled to attend the Shareholders' Meeting will be the BEPC Shareholders or their respective proxyholders, the officers, the directors, the secretary and the assistant secretary of BEPC, any lawyer for BEPC, BEPC's auditor and such other persons who receive the consent of the Chairperson of the Shareholders' Meeting.

22. The persons entitled to attend the Unitholders' Meeting will be the Unitholders or their respective proxyholders, the officers, the directors, the secretary and the assistant secretary of Brookfield Renewable Partners Limited, the general partner of BEP, any lawyer for BEP, BEP's auditor, and such other persons who receive the consent of the Chairperson of the Unitholders' Meeting.

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QUORUM & VOTING AT THE SPECIAL MEETINGS

The Shareholders' Meeting

23. The quorum required for the Shareholders' Meeting will be in accordance with the articles of BEPC.

24. The only persons permitted to vote on the BEPC Transaction Resolution at the Shareholders' Meeting will be BEPC Shareholders appearing on the records of BEPC as of the close of business on the Record Date and their valid proxyholders as described in the Circular and as determined by the Chairperson of the Shareholders' Meeting upon consultation with the Scrutineers (as hereinafter defined) and legal counsel to BEPC.

25. The required level of approval on the BEPC Transaction Resolution taken at the Shareholders' Meeting shall be:

27. The terms, restrictions and conditions of the articles of BEPC, including quorum requirements and other matters, will apply in respect of the Shareholders' Meeting unless otherwise modified in this Interim Order.

The Unitholders' Meeting

28. The quorum required for the Unitholders' Meeting will be in accordance with the LPA.

29. The only persons permitted to vote on the BEP LPA Amendment and the BEP Arrangement Resolution at the Unitholders' Meeting will be Unitholders on the records of BEP as of the close of business on the Record Date and their valid proxyholders as described in the Circular and as determined by the Chairperson of the Unitholders' Meeting upon consultation with the Scrutineers and legal counsel to BEP.

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30. The required level of approval on each BEP Transaction Resolution taken at the Unitholders' Meeting shall be the affirmative vote of Unitholders holding not less than two-thirds of the outstanding BEP Units as of the close of business on the Record Date.

31. Approval of the BEP LPA Amendment and the BEP Arrangement Resolution are not conditional on approval of the BEPC Transaction Resolution. If the BEPC Transaction Resolution is not approved, BEP and BEP Inc. intend to seek approval of the Arrangement excluding the transactions contemplated by the BEPC Transaction Resolution.

33. The terms, restrictions and conditions of the LPA, including quorum requirements and other matters, will apply in respect of the Unitholders' Meeting.

ADJOURNMENT OF SPECIAL MEETINGS

34. If BEPC or BEP deem advisable and notwithstanding the provisions of the BCBCA or the articles of BEPC or the LPA, BEPC and BEP are specifically authorized to adjourn or postpone the Shareholders' Meeting or the Unitholders' Meeting on one or more occasions without the necessity of first convening the Shareholders' Meeting or the Unitholders' Meeting or first obtaining any vote of the BEPC Shareholders or Unitholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be provided by press release, news release, or newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by the most appropriate method of alternative communication as determined by BEPC or BEP.

35. The Record Date for BEPC Shareholders entitled to notice of and to vote at the Shareholders' Meeting will not change as a result of adjournments or postponements of the Shareholders' Meeting without a further order of this Court.

36. The Record Date for Unitholders entitled to notice of and to vote at the Unitholders' Meeting will not change as a result of adjournments or postponements of the Unitholders' Meeting without a further order of this Court.

AMENDMENTS

37. BEPC and BEP are authorized to make amendments, revisions, or supplements to the Plan of Arrangement and the Plan of Arrangement as so amended, revised, or supplemented will be the Plan of Arrangement that is submitted to the Shareholders' Meeting and Unitholders' Meeting, and which will thereby become the subject of the BEPC Transaction Resolution and the BEP Arrangement Resolution.

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SCRUTINEER

38. Representatives of the registrar and transfer agent (or any agent thereof) of BEPC and BEP, Computershare, are authorized to act as scrutineers for the Shareholders' Meeting and the Unitholders' Meeting (the "**Scrutineers**").

PROXY SOLICITATION

39. BEPC and BEP are authorized to permit BEPC Shareholders and Unitholders to vote by proxy using forms of proxy that comply with the articles of BEPC, the provisions of the BCBCA, the LPA and the *Securities Act* (British Columbia) relating to the form and content of proxies, and BEPC and BEP may in their discretion waive generally the time limits for deposit of proxies if BEPC and BEP deem it fair and reasonable to do so.

40. The procedures for the form and use of proxies and the revocation of proxies will be as set out in the Meeting Materials.

DELIVERY OF COURT MATERIALS

41. BEPC and BEP will include in the Meeting Materials a copy of this Interim Order and a Notice of Hearing of Petition for Final Order (the "**Court Materials**") and will make available to any BEPC Shareholder or Unitholder requesting same, a copy of each of the Petition herein and the accompanying Ollo Affidavit.

42. Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other materials need to be served on or delivered to such persons in respect of these proceedings, subject to the discretion of the Court.

DISSENT RIGHTS

BEPC Dissent Rights

43. Each registered BEPC Shareholder will, as set out in the Plan of Arrangement, have the right to dissent in respect of the BEPC Transaction Resolution in accordance with the dissent procedures set forth in sections 237 to 247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement, and any further order of this Court ("**BEPC Dissent Rights**"), provided that the written notice of dissent (the "**BEPC Dissent Notice**") must be received from BEPC Shareholders who wish to dissent by BEPC c/o Torys LLP attn: Andrew Gray and Colette Koopman at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2 (agray@torys.com; ckoopman@torys.com), not later than 5:00 p.m. (Toronto time) on the date that is two (2) days immediately preceding the date of the Shareholders' Meeting (as it may be adjourned or postponed from time to time).

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44. Notice to registered BEPC Shareholders of their right to dissent with respect to the BEPC Transaction Resolution and to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their BEPC Shares, will be given by including information with respect to this right in the Circular to be provided to BEPC Shareholders in accordance with this Order.

45. A registered BEPC Shareholder who wishes to exercise BEPC Dissent Rights, notwithstanding anything in the BCBCA, must:

(a) not have voted his/her/its BEPC Shares at the Shareholders' Meeting, either by proxy or in person, for the BEPC Transaction Resolution, and a vote against the BEPC Transaction Resolution or an abstention shall not constitute a BEPC Dissent Notice. Filing a BEPC Dissent Notice does not deprive a registered BEPC Shareholder of the right to vote at the Shareholders' Meeting, however, a registered BEPC Shareholder who has submitted a BEPC Dissent Notice and who votes or instructs a proxyholder to vote for the BEPC Transaction Resolution will no longer be considered a Dissenting Shareholder (as defined in the Circular);

(c) otherwise strictly comply with the provisions of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement, and any further order of this Court.

46. Registered BEPC Shareholders who exercise BEPC Dissent Rights in accordance with paragraphs 43 to 45 above and who:

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their BEPC Shares shall be deemed to have participated in the Arrangement, as of the Effective Time (as defined in the Circular), on the same basis as a non-dissenting holder of BEPC Shares.

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BEP Dissent Rights

47. Each registered Unitholder as of the close of business on the Record Date will, as set out in the Plan of Arrangement, have the right to dissent in respect of the BEP Arrangement Resolution in accordance with section 7.6 of the BEP LPA Amendment, the Plan of Arrangement, and any further order of this Court (the "**BEP Dissent Rights**").

48. A registered Unitholder who wishes to exercise BEP Dissent Rights must:

(a) deliver a written objection to the BEP Arrangement Resolution (the "**BEP Dissent Notice**") to BEP c/o Torys LLP attn: Andrew Gray and Colette Koopman at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2 (agray@torys.com; ckoopman@torys.com) not later than 5:00 p.m. (Toronto time) on the date that is two (2) days immediately preceding the date of the Unitholders' Meeting (as it may be adjourned or postponed from time to time) and must otherwise strictly comply with the dissent procedures described in the Circular;

(b) not have voted his/her/its BEP Units at the Unitholders' Meeting, either by proxy or in person, for the BEP Arrangement Resolution, and a vote against the BEP Arrangement Resolution or an abstention shall not constitute a BEP Dissent Notice. Filing a BEP Dissent Notice does not deprive a registered Unitholder of the right to vote at the Unitholders' Meeting, however, a registered Unitholder who has submitted a BEP Dissent Notice and who votes or instructs a proxyholder to vote for the BEP Arrangement Resolution will no longer be considered a Dissenting Unitholder (as defined in the Circular);

(c) exercise BEP Dissent Rights with respect to all of the BEP Units registered in such registered Unitholder's name (and may not exercise BEP Dissent Rights in respect of only a portion of such registered Unitholder's BEP Units); and

(d) otherwise strictly comply with the provisions of the BEP LPA Amendment, as modified by the terms of this Interim Order, the Plan of Arrangement, and any further order of this Court.

49. Registered Unitholders who exercise such BEP Dissent Rights in accordance with paragraphs 47 to 48 above and who:

(a) are ultimately determined to be entitled to be paid fair value for their BEP Units shall be paid an amount equal to such fair value by BEP with fair value determined by the Supreme Court of British Columbia as of the close of business on the last business day before the BEP Arrangement Resolution was adopted; or

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(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their BEP Units shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of BEP Units.

FINAL APPROVAL HEARING

50. Upon the approval, with or without variation, of the BEP Arrangement Resolution in the manner set forth in this Interim Order and, if applicable, the BEPC Transaction Resolution, BEP Inc., BEP and, if applicable, BEPC may set the Petition down for hearing and apply for an order of this Court: (i) approving the Plan of Arrangement; and (ii) determining that the Arrangement is procedurally and substantively fair and reasonable (collectively, the "**Final Order**"), at 9:45 a.m. (Vancouver time) on October 19, 2026, or such other date as counsel may be heard or the Court may direct.

51. Any Unitholder, BEPC Shareholder (if applicable) or other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the Petition provided that such shareholder or interested party shall file with this Court a Response by no later than 4:00 p.m. (Vancouver time) on October 14, 2026 in the form prescribed by the Supreme Court Civil Rules and deliver a copy of the filed Response together with a copy of all materials on which such party intends to rely at the hearing of the Petition, including an outline of such party's proposed submissions to BEP Inc., BEP and BEPC c/o Torys LLP, Attn: Andrew Gray and Colette Koopman, at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2 (agray@torys.com; ckoopman@torys.com), subject to the direction of the Court.

52. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

53. BEP Inc., BEP and, if applicable, BEPC will not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing of the Petition for the Final Order approving the Plan of Arrangement, and any materials to be filed in support of the application for the Final Order may be filed prior to the hearing of the application for the Final Order without further order of this Court.

VARIANCE

54. BEP Inc., BEP and BEPC are at liberty to apply to this Court to vary the Interim Order or for advice and direction with respect to the Arrangement or any of the

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matters related to the Interim Order and BEP Inc., BEP and BEPC need not comply with Rule 8-1 of the Supreme Court Civil Rules in any application to do so.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

By the Court.

Registrar

CHECKED

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No. S266228
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

Petitioners

ORDER MADE AFTER APPLICATION

TORYS LLP
79 Wellington St. W., 30th Floor
Box 270, TD South Tower
Toronto, ON M5K 1N2

Andrew Gray (46626V)
agray@torys.com
Tel: 416.865.7630

Colette Koopman (81804R)
ckoopman@torys.com
Tel: 416.865.7393

Tel: 416.865.0040
Fax: 416.865.7380

Lawyers for the Petitioners

AGENT: HL LITIGATION

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Appendix H – Scotiabank Fairness Opinion

(See attached)

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Scotia Capital Inc.

Global Corporate & Investment Banking

40 Temperance Street, 6th Floor,

Toronto, Ontario M5H 0B4

July 21, 2026

The Governance and Nominating Committees of the Board of Directors of

Brookfield Renewable Partners Limited, the general partner of Brookfield Renewable Partners L.P. and

Brookfield Renewable Corporation

181 Bay Street

Brookfield Place, Suite 300

Toronto, Ontario M5J 2T3

To the Committees and the Boards of Directors:

Scotia Capital Inc. (“Scotiabank”, “we”, “us” or “our”) understands that Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Corporation (“BEPC” and, together with BEP, “Brookfield Renewable” or the “Company”) have announced their intention to complete a reorganization, to be effected by way of a statutory plan of arrangement (the “Arrangement”) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) that is intended to simplify the corporate and capital structures of Brookfield Renewable by combining BEP and BEPC into a single Canadian public company, to be called Brookfield Renewable Partners Inc. (“BEP Inc.”).

More specifically, we understand that pursuant to the Arrangement:

a)	holders of non-voting limited partnership units of BEP (each, a “BEP Unit”) will receive one class A subordinate voting share of BEP Inc. (each, a “Class A Share”) for each BEP Unit held as of the effective date of the Arrangement (the “Effective Date”);

b)	holders of class A exchangeable subordinate voting shares of BEPC (each, a “BEPC Share”) will receive one Class A Share for each BEPC Share held as of the Effective Date (the Class A Shares to be received by holders of BEP Units and BEPC Shares pursuant to paragraph (a) above and this paragraph (b), the “Consideration”);

c)	each holder of a redemption-exchange limited partnership unit of Brookfield Renewable Energy L.P. (each, a “REU”) will receive one Class A Share for each REU held as of the Effective Date;

d)	each holder of a class A.2 exchangeable non-voting share of Brookfield Renewable Holdings Corporation (each, an “A.2 Share”) will receive one Class A Share for each class A.2 Share held as of the Effective Date;

e)	a subsidiary of Brookfield Corporation (“Brookfield”), in exchange for the general partner interest in BEP held by Brookfield Renewable Partners Limited (the “BEP General Partner”), will receive class B multiple voting shares of BEP Inc. (the “Class B Shares”) in a number that represents Brookfield’s current general partner economic entitlement;

f)	a subsidiary of Brookfield Asset Management Ltd., in respect of the transfer to BEP Inc. of the general partner interest in Brookfield Renewable Energy L.P., which includes incentive distribution rights of Brookfield Renewable (the “IDRs”), will receive newly-issued non-voting incentive shares of BEP Inc. having economic entitlements intended to mirror the IDRs; and

g)	BEP and BEPC will become indirect wholly-owned subsidiaries of BEP Inc. and the Class A Shares will trade publicly on the Toronto Stock Exchange and the New York Stock Exchange.

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We also understand that:

a)	the board of directors of the BEP General Partner and the board of directors of BEPC (together, the “Boards of Directors”) have each asked its respective Governance and Nominating Committee (the “Committees”), in accordance with their mandates, to review and consider the Arrangement Agreement, oversee the negotiation of its terms and make recommendations to the applicable Board of Directors;

b)	the Arrangement will be effected pursuant to an arrangement agreement among BEP, BEPC and BEP Inc. to be entered into following approval of the Boards of Directors (the “Arrangement Agreement”);

c)	completion of the Arrangement requires the approval of (i) holders of BEP Units that, in the aggregate, represent at least two-thirds of the outstanding BEP Units, (ii) not less than two-thirds of the votes cast by holders of BEPC Shares and BEPC class B shares, voting together, and (iii) not less than two-thirds of the votes cast by holders of BEPC Shares, voting separately as a class; provided that BEPC’s participation is conditional on BEP unitholder approval, while BEP’s participation is not conditional on BEPC shareholder approval;

d)	completion of the Arrangement will also be subject to the approval of the Supreme Court of British Columbia, the conditional and final approval of each of the Toronto Stock Exchange and the New York Stock Exchange for the listing of the Class A Shares, and the receipt of other customary regulatory approvals;

e)	the Arrangement is not subject to the formal valuation and minority approval requirements under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”);

f)	the BEPC Shares are, in accordance with their existing terms, designed to be economically equivalent to BEP Units and are exchangeable for BEP Units (or, at BEPC’s option, cash) in accordance with their existing terms;

g)	the BEPC Shares are, in accordance with their existing terms, redeemable by BEPC upon 60 days’ notice in consideration for, at BEPC’s option, either BEP Units or cash;

h)	holders of BEP Units and holders of BEPC Shares will have dissent and appraisal rights in accordance with the terms of the Arrangement and the BCBCA;

i)	the completion of the Arrangement is not expected to create any material adverse tax consequences for holders of BEP Units or holders of BEPC Shares, as the vast majority of Canadian and U.S. holders of such securities are expected to receive their Class A Shares on a tax-deferred rollover basis; and

j)	the terms and conditions of the Arrangement will be more fully described in a joint management information circular (the “Circular”) to be mailed to the holders of BEP Units and the holders of BEPC Shares in connection with the meetings to consider and approve the Arrangement.

We have been retained by the Committees to provide financial advice and assistance to the Committees in evaluating the Arrangement, including providing an opinion (the “Opinion”) to the Committees and the Boards of Directors as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement by (i) the holders of BEP Units and (ii) the holders of BEPC Shares, in case each other than Brookfield and its direct or indirect subsidiaries or affiliates (the holders described in (i) and (ii), collectively, the “Public Holders”).

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Engagement of Scotiabank

By a letter agreement dated May 22, 2026 (the “Engagement Letter”), the Committees engaged Scotiabank to act as independent financial advisor in connection with the Arrangement. The terms of the Engagement Letter provide that Scotiabank will receive a fixed fee for its services as financial advisor, including rendering the Opinion. The fee that Scotiabank will receive for its advisory services is not contingent upon the completion of the Arrangement or the conclusion of the Opinion. In addition, the Company has agreed to reimburse Scotiabank for all reasonable out-of-pocket expenses incurred by Scotiabank in entering into and performing the Engagement Letter, including but not limited to reasonable travel and communication expenses and the reasonable fees and disbursements of Scotiabank’s legal counsel, Blake, Cassels & Graydon LLP, in respect of advice rendered to Scotiabank in relation to its obligations under the Engagement Letter, and to indemnify and hold harmless Scotiabank from and against certain liabilities that might arise out of its engagement under the Engagement Letter.

Credentials of Scotiabank

Scotiabank represents the global corporate and investment banking and capital markets business of Scotiabank Group, one of North America’s premier financial institutions. In Canada, Scotiabank is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia bank has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotiabank. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotiabank, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Scotiabank, nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101), is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of the Company, Brookfield or any of their respective associates or affiliates (collectively, the “Interested Parties” and each, an “Interested Party”).

Neither Scotiabank nor any of its affiliated entities has been engaged to provide any financial advisory services, nor has Scotiabank or any of its affiliated entities participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotiabank and its affiliated entities have been engaged in the following capacities for the Interested Parties: (i) financial advisor on two completed transactions with an aggregate value of C$2.6 billion and six active advisory assignments; (ii) joint bookrunner or co-manager for ten offerings of equity securities for gross proceeds of C$3.2 billion; and (iii) joint bookrunner or co-manager for twenty-seven offerings of debt securities for gross proceeds of C$27.7 billion.

The fees paid to Scotiabank pursuant to the above referenced transactions and the Engagement Letter are not financially material to Scotiabank and do not give Scotiabank any financial incentive in respect of the conclusions reached in the Opinion or the outcome of the Arrangement. There are no understandings, agreements or commitments between Scotiabank or any affiliated entity of Scotiabank and any Interested Party with respect to any future business dealings. Scotiabank may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for any Interested Party. In addition, the Bank of Nova Scotia (“BNS”), of which Scotiabank is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotiabank acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and BNS may have had and may have positions in the securities

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of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotiabank conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement and a draft of the plan of arrangement attached as an exhibit thereto;

2.	a draft of the management information circular to be prepared in connection with the Arrangement;

3.	a draft of the share capital term sheet titled “Project Keystone - Share Capital of Brookfield Renewable Partners Inc.” prepared by Torys LLP, dated July 5, 2026, describing the proposed share capital structure of Brookfield Renewable Partners Inc. to be implemented in connection with the Arrangement;

4.	the tax structuring memorandum titled “Project Keystone — BEP/BEPC Tax Structuring Memo” prepared by Torys LLP, dated July 7, 2026, and the related tax basis diagrams prepared by Torys LLP outlining the proposed reorganization steps;

5.	BEP’s and BEPC’s public filings, including annual reports for the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025, quarterly reports, audited annual and unaudited interim consolidated financial statements and management’s discussion and analysis related thereto, annual information forms, and management information circulars;

6.	a list of significant institutional holders of BEP Units prepared based on publicly filed Form 13F holdings reports as at March 31, 2026;

7.	a non-objecting beneficial owner list in respect of BEPC Shares as at April 27, 2026;

8.	a projection prepared by management of Brookfield Renewable of the incremental U.S. withholding tax expected to be incurred by BEP Inc. as a result of the Arrangement;

9.	management’s estimate of expected annual operational cost savings resulting from the simplified corporate structure, including reduced public company costs, elimination of Bermuda board meeting requirements and reduced tax compliance costs;

10.	an analysis of the historical trading prices, volumes and premium / discount of BEPC Shares relative to BEP Units over various periods preceding the date of this Opinion;

11.	equity research reports published in respect of BEP and BEPC before and after public disclosure of the Arrangement;

12.	publicly available information with respect to other corporate simplification transactions considered by Scotiabank to be relevant;

13.	an analysis of expected index inclusion outcomes and associated passive rebalancing flows in respect of Class A Shares following completion of the Arrangement;

14.	an analysis of the relative voting, economic, governance and tax attributes of BEP Units, BEPC Shares

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and Class A Shares;

15.	discussions with senior management of Brookfield Renewable regarding the business, operations, financial condition and prospects of BEP and BEPC, both on a standalone basis and on a pro forma basis after giving effect to the Arrangement;

16.	discussions with representatives of Brookfield regarding its economic interests in BEP and BEPC and the proposed treatment of such interests under the Arrangement;

17.	representations contained in a certificate addressed to Scotiabank, dated as of the date hereof, from the Chief Financial Officer of Brookfield Canada Renewable Manager LP, as service provider to BEP, and BEPC (the “Chief Financial Officer”) as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based (the “Certificate”); and

18.	such other corporate, industry and financial market information, investigations and analyses as Scotiabank considered necessary or appropriate in the circumstances.

Scotiabank has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotiabank.

Prior Valuations

The Chief Financial Officer has represented to Scotiabank in the Certificate that, among other things, to the best of their knowledge and after reasonable inquiry, there have been no independent valuations or appraisals of BEP, BEPC, or their respective securities, material assets or any of their subsidiaries, including prior valuations (as defined in MI 61-101), in each case which could reasonably be expected to affect the Arrangement or the Opinion in any material respect, which have been prepared in the past two years that are in the possession, control or knowledge of the Company (other than those provided to Scotiabank or, in the case of valuations or appraisals known to the Company which it does not have within its control, notice of which has been given to Scotiabank).

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by us from public sources, including the Company’s public disclosure record on SEDAR+, or that was provided or otherwise made available to us, by or on behalf of the Company, or their respective associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

We have not completed any physical or technical inspections of any of the assets of the Company. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited consolidated financial statements. For the purposes of the Opinion, we have not considered the tax impact of the Arrangement on any individual holders of BEP Units and holders of BEPC Shares. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Brookfield Renewable as to the matters covered thereby.

The Chief Financial Officer has represented to Scotiabank in the Certificate delivered as at the date hereof,

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among other things, that to the best of their knowledge after reasonable inquiry (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotiabank relating to the Company or any of its subsidiaries which would reasonably be expected to affect the Opinion in any material respect; (b) the Information in connection with the Arrangement or the Opinion is or, in the case of historical Information, was, at the date of preparation, true and accurate in all material respects and does not contain any untrue statement of a material fact, and does not omit to state a material fact that would be required to make the Information not misleading in light of circumstances in which the Information was made; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts, new material facts or material changes since the respective dates thereof which have not been disclosed to Scotiabank, otherwise publicly disclosed or updated by more current Information that has been disclosed to Scotiabank and which could reasonably be expected to affect the Opinion in any material respect; and (d) any portions of the Information provided to Scotiabank which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances and are not, in the reasonable belief of management of the Company, misleading in any material respect.

In preparing the Opinion, Scotiabank made several assumptions, including that the final executed version of the Arrangement Agreement will be substantially identical to the most recent draft thereof reviewed by us, and that the Arrangement will be implemented in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any material terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities (including approval of the Supreme Court of British Columbia, the requisite approvals of holders of BEP Units, BEPC Shares and BEPC class B shares, and the listing of the Class A Shares on the NYSE and TSX) will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotiabank in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotiabank made numerous assumptions, which in the opinion of Scotiabank are reasonable in the circumstances, with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotiabank or any party involved in the Arrangement. While, in the opinion of Scotiabank, the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

The Opinion has been provided for the sole use and benefit of the Committees and the Boards of Directors in connection with, and for the purpose of, their respective consideration of the Arrangement and may not be used or relied upon by any other person. Our opinion was not intended to be, and does not constitute, a recommendation to the Committees or the Boards of Directors as to whether they should approve the Arrangement, nor a recommendation to any holder of BEP Units and holders of BEPC Shares and BEPC class B shares as to how to vote or act in respect of the Arrangement. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement. The Opinion does not address the prices at which BEP Units, BEPC Shares or Class A Shares may trade at any time.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable to us in the Circular or any other disclosure document prepared in connection with the Arrangement, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our express prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or any of its affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotiabank disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotiabank after the date hereof. Without limiting the foregoing, in the event that there is any

H-7

material change in any fact or matter affecting the Opinion after the date hereof, Scotiabank reserves the right to change, modify or withdraw the Opinion.

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by the Public Holders of BEP Units and BEPC Shares pursuant to the Arrangement, Scotiabank principally considered and relied upon the following:

•	a comparison of the relative economic, voting and governance attributes of the BEP Units, the BEPC Shares and the Class A Shares, and an assessment of the extent to which the Class A Shares are economically equivalent to the BEP Units and BEPC Shares, including consideration of the incremental U.S. withholding tax expected to be incurred by BEP Inc. as a result of the Arrangement;

•	a review of the exchange ratio provided for under the Arrangement (one Class A Share for each B EP Unit and one Class A Share for each BEPC Share) in the context of the foregoing;

•	an assessment of whether the Arrangement transfers incremental economic value to any other stakeholder relative to the Public Holders of BEP Units and BEPC Shares;

•	an assessment of the qualitative benefits and considerations of the Arrangement for the Public Holders of BEP Units and BEPC Shares, including expected changes to index inclusion and passive rebalancing flows, float and trading liquidity, governance rights, tax reporting, and public company cost structure; and

•	a review of publicly available information with respect to precedent corporate simplification transactions Scotiabank considered relevant.

Conclusion

Based upon and subject to the foregoing, Scotiabank is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Arrangement by (i) the Public Holders of BEP Units is fair, from a financial point of view, to such Public Holders, and (ii) the Public Holders of BEPC Shares is fair, from a financial point of view, to such Public Holders.

For greater certainty, given that the BEP and BEPC components of the Arrangement are subject to separate approvals by holders of BEP Units and holders of BEPC Shares and BEPC class B shares, and that BEP’s participation in the Arrangement is not conditional on the approval of BEPC shareholders (although BEPC’s participation is conditional on the approval of BEP unitholders), the foregoing conclusions are each made on a standalone basis.

Yours very truly,

/s/ Scotia Capital Inc.
SCOTIA CAPITAL INC.

H-8

Appendix I – BEP Inc. Audited Financial Statements

(See attached)

I-1

FINANCIAL STATEMENTS OF BROOKFIELD RENEWABLE PARTNERS INC.

AS OF JUNE 30, 2026

I-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Brookfield Renewable Partners Inc. (the “Corporation”) as of June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation at June 30, 2026, in conformity with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Corporation’s auditor since 2026.

Toronto, Canada
August 26, 2026

I-3

BROOKFIELD RENEWABLE PARTNERS INC.

STATEMENT OF FINANCIAL POSITION

(US DOLLARS)	Notes	As of June 30, 2026
Assets
Cash	3	$1,000
Total Assets		$1,000

Equity
Common Shares	1, 2, 3	$1,000
Total Equity		$1,000

The accompanying notes are an integral part of these financial statements.

I-4

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

1.	ORGANIZATION AND DESCRIPTION OF THE CORPORATION

Brookfield Renewable Partners Inc. (hereafter referred to as “the Corporation”) was formed under the Business Corporations Act (British Columbia) on June 30, 2026. The Corporation is a subsidiary of Brookfield Corporation (“Brookfield”), which we also refer to as the parent company. The Corporation was established to effect an arrangement agreement (the “Arrangement”) with Brookfield Renewable Partners L.P. (“BEP” or ” the partnership”) and Brookfield Renewable Corporation (“BEPC”), both entities under common control of the parent company. The Arrangement is designed to simplify the corporate structure of BEP and BEPC, resulting in securityholders owning shares in a single corporate entity which is expected to drive long-term value and benefits for all securityholders.

The Corporation’s head office is located at 225 Liberty Street, 8th Floor, New York, NY 10281.

The financial statements were approved by the board of directors of the Corporation and authorized for issue on August 26, 2026.

All figures are presented in U.S. dollars unless otherwise noted.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

a) Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board.

Separate Statements of Income (Loss), Changes in Equity and Cash Flows have not been presented as there have been no activities for the Corporation since incorporation.

All figures are presented in U.S. dollars unless otherwise noted.

b) Cash

Cash includes cash on hand.

c) Critical Judgments in Applying Accounting Policies

The following are the critical judgments that have been made in applying the accounting policies used in the financial statements that have the most significant effect on the amounts in the financial statements:

(i)  Preparation of financial statements

These financial statements present the financial position of the Corporation.

(ii) Common control transactions

IFRS 3, Business Combinations does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the Corporation has developed a policy to account for such transactions taking into consideration other guidance in the IFRS Accounting Standards and pronouncements of other standard-setting bodies. The Corporation’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying value on the transferor’s financial statements.

I-5

3.	CAPITAL STRUCTURE

The Corporation was initially formed with a single class of common shares. On June 30, 2026, the Corporation issued 20 common shares to Brookfield Renewable Power Inc., a subsidiary of Brookfield, for $1,000.

Prior to the completion of the Arrangement, the notice of articles and articles of the Corporation will be amended so its authorized share capital will consist of: (i) an unlimited number of class A subordinate voting shares (the “Corporation Class A Shares”); (ii) an unlimited number of class B multiple voting shares (the “Corporation Class B Shares”); (iii) an unlimited number of class I non-voting incentive shares (the “Corporation Class I Shares”); and (iv) an unlimited number of class A preferred shares, issuable in series (the “Corporation Class A Preferred Shares”). In connection with the amendment, the outstanding common shares will be redesignated Corporation Class B Shares.

4.	SUBSEQUENT EVENTS

Subsequent events have been evaluated from the reporting period through to August 26, 2026, the date the financial statement was authorized for issuance, and no events were identified that required disclosure.

I-6

Appendix J – BEP Inc. Unaudited Pro Forma Financial Statements

(See attached)

J-1

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These unaudited condensed combined consolidated pro forma financial statements, or the Unaudited Pro Forma Financial Statements of Brookfield Renewable Partners Inc. (the “Corporation”) have been prepared to illustrate the pro forma effects resulting from the reorganization transactions to be implemented by way of a plan of arrangement (the “Arrangement”).

The key elements of the Arrangement are as follows:

•	The issuance of class A subordinate voting shares of the Corporation (“Corporation Class A Shares”) to holders of the following equity interests, in each case on a one-for-one basis:

i.	limited partnership units (“BEP units”) of Brookfield Renewable Partners L.P. (“BEP” or the “partnership”), currently presented as limited partners’ equity;

ii.	class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) and class A.2 exchangeable non-voting shares of Brookfield Renewable Holdings Corp. (“BRHC Class A.2 Shares”), currently presented together as BEPC exchangeable shares and class A.2 exchangeable shares; and

iii.	redemption-exchange limited partnership units of Brookfield Renewable Energy L.P. (“BRELP”) held by Brookfield Corporation and its affiliates (“REUs”), currently presented as participating non-controlling interests — in a holding subsidiary — Redeemable/Exchangeable units held by Brookfield.

•	The issuance of class B multiple voting shares of the Corporation (“Corporation Class B Shares”) to a subsidiary of Brookfield Corporation (“Brookfield” or “BN”) in exchange for the transfer of 100% of the class A common shares of Brookfield Renewable Partners Limited (“BEP General Partner Shares”), the general partner of BEP, to the Corporation.

•	The issuance of class I non-voting incentive shares of the Corporation (“Corporation Class I Shares”) to a subsidiary of Brookfield Asset Management Ltd. (“BAM”) in exchange for the transfer of (i) the limited partnership units of BREP Holding L.P. (“BREPH LP Units”), the general partner of BRELP, and (ii) the class A common shares of BRP Bermuda GP Limited (“BRELP GP Shares”), the general partner of BREP Holding L.P., to the Corporation.

These Unaudited Pro Forma Financial Statements, including the notes hereto, assume that the exchange of BEPC exchangeable shares for Corporation Class A Shares pursuant to the Arrangement (the “Share Exchange”), which is subject to the approval of the holders of BEPC exchangeable shares and class B multiple voting shares (“BEPC class B shares”) of BEPC, has occurred.

The information in the Unaudited Pro Forma Statements of Income (Loss) for the year ended December 31, 2025 and the six months ended June 30, 2026 gives effect to the Arrangement as if the Arrangement had been consummated on January 1, 2025.

The information in the Unaudited Pro Forma Statements of Financial Position as at June 30, 2026 gives effect to the Arrangement as if the Arrangement had been consummated on June 30, 2026.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and the Unaudited Pro Forma Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

The Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the historical audited consolidated financial statements of the partnership, which for accounting purposes will be the predecessor of the Corporation. Upon completion of the Arrangement, it is expected that the Corporation will directly and indirectly control the partnership and BEPC, which is a consolidated subsidiary of the partnership. Shortly after consummation of the Arrangement, the BEP units and the BEPC exchangeable shares will be delisted from the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange (“NYSE”) and BEPC will cease to be a reporting issuer. BEP will be the predecessor of the Corporation for accounting purposes and therefore the historical financial statements of BEP will become the historical financial statements of the Corporation.

J-2

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a discussion of how such pro forma adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with: (1) the audited annual financial statements of BEP, with the notes thereto, as of and for the year ended December 31, 2025, which are included in BEP’s most recently filed Annual Report on Form 20-F; (2) the unaudited interim financial statements of BEP as of and for the three and six months ended June 30, 2026, which are included in BEP’s Form 6-K filed on July 31, 2026, each of which are incorporated by reference in the joint management information circular (the “Circular”) in which these Unaudited Pro Forma Financial Statements are appended; and (3) and the statement of financial position of the Corporation as at June 30, 2026 and related notes thereto appended to the Circular.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of the Corporation had the Arrangement occurred on the date indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

J-3

UNAUDITED CONDENSED COMBINED CONSOLIDATED PRO FORMA STATEMENTS OF FINANCIAL POSITION

(MILLIONS) As at June 30, 2026	Brookfield Renewable Partners Inc. (historical)	Brookfield Renewable Partners L.P. (historical)	Transaction Accounting Adjustments	Notes	Pro Forma- Combined
		Note 1
Assets
Current assets
Cash and cash equivalents	$—	$1,971	$—		$1,971
Restricted cash	—	271	—		271
Trade receivables and other current assets	—	2,667	—		2,667
Financial instrument assets	—	529	—		529
Due from related parties	—	803	—		803
Assets held for sale	—	4,534	—		4,534
	—	10,775	—		10,775
Financial instrument assets	—	5,094	—		5,094
Equity-accounted investments	—	3,714	—		3,714
Property, plant and equipment, at fair value	—	69,616	—		69,616
Goodwill	—	6,040	—		6,040
Deferred income tax assets	—	541	—		541
Other long-term assets	—	965	—		965
Total Assets	$—	$96,745	$—		$96,745
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$—	$2,225	$7	3	$2,232
Financial instrument liabilities	—	906	—		906
Due to related parties	—	2,115	—		2,115
Corporate borrowings	—	1,452	—		1,452
Non-recourse borrowings	—	4,713	—		4,713
Provisions	—	112	—		112
Liabilities directly associated with assets held for sale	—	1,902	—		1,902
	—	13,425	7		13,432
Financial instrument liabilities	—	2,078	—		2,078
Corporate borrowings	—	3,430	—		3,430
Non-recourse borrowings	—	27,337	—		27,337
Deferred income tax liabilities		9,409	—		9,409
Provisions	—	968	—		968
Due to related parties	—	2,401	—		2,401
Other long-term liabilities	—	1,849	—		1,849
Equity
Corporation Class A Shares	—	—	8,467	2,3	8,467
Corporation Class B Shares	—	—	—	2	—
Corporation Class I Shares	—	—	50	2	50
Non-controlling interests
Participating non-controlling interests — in operating subsidiaries	—	25,395	—		25,395
General partnership interest in a holding subsidiary held by Brookfield	—	50	(50)	2	—
Participating non-controlling interests — in a holding subsidiary Redeemable/Exchangeable units held by Brookfield	—	2,423	(2,423)	2	—
BEPC exchangeable shares and class A.2 exchangeable shares	—	2,312	(2,312)	2	—
Preferred equity	—	545	—		545
Perpetual subordinated notes	—	737	—		737
Preferred limited partners’ equity	—	647	—		647
Limited partners’ equity	—	3,739	(3,739)	2	—
Total Equity	—	35,848	(7)		35,841
Total Liabilities and Equity	$—	$96,745	$—		$96,745

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

J-4

UNAUDITED CONDENSED COMBINED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME (LOSS)

(MILLIONS, EXCEPT PER UNIT/ SHARE INFORMATION) For the six months ended June 30, 2026	Brookfield Renewable Partners Inc. (historical)	Brookfield Renewable Partners L.P. (historical)	Transaction Accounting Adjustments	Notes	Pro Forma- Combined
		Note 1
Revenues	$—	$3,224	$—		$3,224
Other income	—	384	—		384
Direct operating costs	—	(1,562)	—		(1,562)
Management service costs	—	(150)	—		(150)
Interest expense	—	(1,297)	—		(1,297)
Share of earnings (losses) from equity-accounted investments	—	66	—		66
Foreign exchange and financial instruments gain	—	224	—		224
Depreciation	—	(1,106)	—		(1,106)
Other	—	(405)	—		(405)
Income tax (expense) recovery
Current	—	34	—		34
Deferred	—	6	—		6
	—	40	—		40
Net loss	$—	$(582)	$—		$(582)
Net income (loss) attributable to:
Corporation Class A Shares	—	—	(523)	2	(523)
Corporation Class B Shares	—	—	—	2	—
Corporation Class I Shares	—	—	81	2	81
Non-controlling interests
Participating non-controlling interests in operating subsidiaries	—	(191)	—		(191)
General partnership interest in a holding subsidiary held by Brookfield	—	81	(81)	2	—
Participating non-controlling interests in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	(149)	149	2	—
BEPC exchangeable shares and class A.2 exchangeable shares	—	(140)	140	2	—
Preferred equity	—	16	—		16
Perpetual subordinated notes	—	20	—		20
Preferred limited partners’ equity	—	15	—		15
Limited partners’ equity	—	(234)	234	2	—
	$—	$(582)	$—		$(582)
Basic and diluted loss per LP unit		$(0.77)
Weighted average LP units		303.9
Basic and diluted loss per Class A and B share				5	$(0.77)
Weighted average Class A and B shares outstanding (millions)				5	680.4

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

J-5

(MILLIONS, EXCEPT PER UNIT/ SHARE INFORMATION) For the year ended December 31, 2025	Brookfield Renewable Partners Inc. (historical)	Brookfield Renewable Partners L.P. (historical)	Transaction Accounting Adjustments	Notes	Pro Forma- Combined
		Note 1
Revenues	$—	$6,407	$—		$6,407
Other income	—	1,589	—		1,589
Direct operating costs	—	(2,903)	—		(2,903)
Management service costs	—	(223)	—		(223)
Interest expense	—	(2,457)	—		(2,457)
Share of earnings from equity-accounted investments	—	(110)	—		(110)
Foreign exchange and financial instruments gain	—	1,434	—		1,434
Depreciation	—	(2,425)	—		(2,425)
Other	—	(1,214)	—		(1,214)
Income tax recovery
Current	—	249	—		249
Deferred	—	365	—		365
	—	614	—		614
Net income	$—	$712	$—		$712
Net income (loss) attributable to:
Corporation Class A Shares	—	—	(163)	2	(163)
Corporation Class B Shares	—	—	—	2	—
Corporation Class I Shares	—	—	144	2	144
Non-controlling interests
Participating non-controlling interests in operating subsidiaries	—	627	—		627
General partnership interest in a holding subsidiary held by Brookfield	—	144	(144)	2	—
Participating non-controlling interests in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	(48)	48	2	—
BEPC exchangeable shares and class A.2 exchangeable shares	—	(44)	44	2	—
Preferred equity	—	30	—		30
Perpetual subordinated notes	—	40	—		40
Preferred limited partners’ equity	—	34	—		34
Limited partners’ equity	—	(71)	71	2	—
	$—	$712	$—		$712
Basic and diluted loss per LP unit		$(0.25)
Weighted average LP units (millions)		287.0
Basic and diluted loss per Class A and B share				5	$(0.25)
Weighted average Class A and B shares outstanding (millions)				5	661.1

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

J-6

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Upon completion of the Arrangement, the Corporation expects to directly and indirectly control BEP and BEPC. Shortly after consummation of the Arrangement, the BEP units and the BEPC exchangeable shares will be delisted from the TSX and NYSE and BEPC will cease to be a reporting issuer. As a result, BEP will be the predecessor to the Corporation for accounting purposes and therefore the historical financial statements of BEP will become the historical financial statements of the Corporation. The partnership’s historical results, which include the results of BEPC as a consolidated subsidiary, have been presented in the Unaudited Pro Forma Financial Statements as a pro forma adjustment to reflect the transfer of interests in BEP and BEPC to the Corporation pursuant to the Arrangement. The ultimate parent of both the partnership and the Corporation is Brookfield, and therefore the transfer of interests is accounted for at carrying value as the Arrangement is between entities under common control.

2.	The Corporation was formed on June 30, 2026 by a subsidiary of Brookfield, which contributed $1,000 on formation in exchange for 20 common shares. Prior to the completion of the Arrangement, such common shares will be redesignated as 20 Corporation Class B Shares. The Unaudited Pro Forma Financial Statements are derived from the financial statements of BEP that are incorporated by reference into the Circular. The pro forma transaction accounting adjustments as at June 30, 2026, include necessary adjustments to effect the exchange, on a one-for-one basis, of (i) $3,739 million of BEP units, (ii) $2,423 million of REUs held by Brookfield and its affiliates, (iii) $2,312 million of BEPC exchangeable shares and BRHC Class A.2 Shares, and (iv) $50 million of BREPH LP Units and BRELP GP Shares into $8,467 million of Corporation Class A Shares and $50 million of Corporation Class I Shares outstanding. Corporation Class B Shares have been ascribed a nominal value.

Based on the outstanding BEP units, BRHC Class A.2 Shares, REUs, BEPC exchangeable shares, BEP General Partner Shares, BREPH LP Units, and BRELP GP Shares as of June 30, 2026, the Corporation would have outstanding 680,198,825 Corporation Class A Shares, 30,014 Corporation Class B Shares, and 3,977,260 Corporation Class I Shares immediately following completion of the Arrangement. It is currently anticipated that (i) Brookfield and Brookfield Wealth Solutions Ltd. (“BWS”) will hold 305,366,071 and 15,242,422, respectively, of the issued and outstanding Corporation Class A Shares, with 359,590,332 Corporation Class A Shares held by public shareholders, (ii) Brookfield will hold 30,014 Corporation Class B Shares, and (iii) a subsidiary of BAM will hold 3,977,260 Corporation Class I Shares.

The Unaudited Pro Forma Financial Statements assume the Share Exchange, which is an element of the Arrangement that is subject to the approval of the holders of the BEPC exchangeable shares and BEPC class B shares, has occurred. If the Arrangement is not approved by holders of BEPC exchangeable shares and BEPC class B shares, and all other conditions precedent to the Arrangement are satisfied or waived, the Arrangement will be completed except that the Share Exchange will not occur. In this scenario, BEP and BEPC will still become subsidiaries of the Corporation, except that all holders of BEPC exchangeable shares will retain their existing securities and the BEPC exchangeable shares will remain listed on the TSX and NYSE and continue to trade under the symbol “BEPC”. The Corporation would still be the successor to BEP. If the Share Exchange is not completed, the Pro Forma-Combined column of these Unaudited Pro Forma Financial Statements would be adjusted as follows: (i) Corporation Class A Shares would be reduced by $2,312 million, (ii) non-controlling interests would increase by an equal amount in which the Corporation Class A Shares has decreased, and (iii) basic and diluted loss per Class A and B share would be unchanged as of June 30, 2026.

3.	The pro forma adjustments include provisions for estimated transaction fees associated with the Arrangement. As the transaction costs were incurred subsequent to the periods presented in the pro forma statements and are directly attributable to an equity transaction, the transaction costs of $7 million are recorded in equity in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”).

4.	The Corporation expects aggregate cost savings in compliance, reporting, filing and taxes from the Arrangement. These cost savings are not expected to be material to the Unaudited Pro Forma Financial Statements. Accordingly, the Corporation has not reflected any autonomous entity adjustments in respect of these expected cost savings in the Unaudited Pro Forma Financial Statements.

5.	The Corporation calculates basic income (loss) per share by dividing net income (loss) attributable to shareholders by the weighted average number of Corporation Class A Shares and Corporation Class B Shares outstanding during the period.

J-7

Appendix K – BEP Inc. Draft Articles

(See attached)

K-1

Number:	BC1597904

BUSINESS CORPORATIONS ACT

AMENDED AND RESTATED ARTICLES

OF

BROOKFIELD RENEWABLE PARTNERS INC.

Number:	BC1597904

BUSINESS CORPORATIONS ACT

ARTICLES

OF

BROOKFIELD RENEWABLE PARTNERS INC.
(the “Company”)

Part 1
INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b)	“affiliate” means with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

(c)	“Applied Incentive Amount” has the meaning provided in §28.3(b);

(d)	“Available Property” means the remaining property and assets of the Company on a Liquidation Event after deducting any entitlement of the holders of Class A Preferred Shares and any other shares ranking senior to the Class I Shares to receive a portion of such property and assets;

(e)	“BEP” means Brookfield Renewable Partners L.P., a Bermuda exempted limited partnership, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(f)	“BN” means Brookfield Corporation, a corporation existing under the Laws of the Province of Ontario, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(g)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company, as applicable;

(h)	“BRELP” means Brookfield Renewable Energy L.P., a Bermuda exempted limited partnership, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(i)	“BRELP LPA” means the fourth amended and restated limited partnership agreement of BRELP dated December 30, 2020, as amended, up to but not after the date of the closing of the Reorganization;

(j)	“Brookfield” means BN, Brookfield Asset Management Ltd., each of their successors and assigns, and following the closing of the arrangement involving Brookfield Corporation and Brookfield Corporation Ltd. pursuant to a transaction agreement among Brookfield Corporation, Brookfield Wealth Solutions Ltd., and Brookfield Corporation Ltd. dated May 26, 2026, includes Brookfield Corporation Ltd., and each of its successors and assigns, and any Person controlled by any of the foregoing;

(k)	“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America or Toronto, Ontario, Canada are authorized or required by Law to close;

(l)	“Class A Preferred Share” means a class A preferred share of the Company;

(m)	“Class A Share” means a class A subordinate voting share of the Company;

(n)	“Class A Shareholder” means a holder of a Class A Share;

(o)	“Class B Share” means a class B multiple voting share of the Company;

(p)	“Class B Shareholder” means a holder of a Class B Share;

(q)	“Class I Liquidation Amount” means an amount approved by the independent directors, calculated using the applicable formula below:

1)	in the event that the Available Property exceeds the Second Dividend Amount, the sum of (i) the Class I Unrecovered Capital Amount; plus (ii) the product of D x the First Cumulative Unpaid Amount (the “Class I Share First Cumulative Unpaid Amount”); plus (iii) the product of D x A; plus (iv) the product of A x B x C; plus (v) the product of D x E; plus (vi) the product of F x 0.25, where:

A = Second Cumulative Unpaid Amount

B = 1/0.85

C = 0.15

D = the quotient of (i) the number of outstanding Class I Shares; divided by (ii) the number of Outstanding Shares

E = 75% of F

F = the sum of (i) the Available Property; minus (ii) the Second Dividend Amount;

2)	in the event that the Available Property is greater than the First Dividend Amount, but less than or equal to the Second Dividend Amount, the sum of (i) the Class I Unrecovered Capital Amount; plus (ii) the Class I Share First Cumulative Unpaid Amount; plus (iii) G; plus (iv) J, where:

G = the product of (i) H and (ii) D

H = 85% of I

I = the sum of (i) the Available Property; minus (ii) the First Dividend Amount

J = 15% of I;

3)	in the event that the Available Property is equal to or greater than the Unrecovered Capital Amount, but less than or equal to the First Dividend Amount, the sum of (i) the Class I Unrecovered Capital Amount; plus (ii) the product of (x) K and (y) D, where:

K = the sum of (i) the Available Property; minus (ii) the Unrecovered Capital Amount; or

4)	in the event that the Available Property is less than the Unrecovered Capital Amount, the product of (i) the Available Property; and (ii) L,

where:

L = the quotient of (i) the Class I Unrecovered Capital Amount; divided by (ii) the Unrecovered Capital Amount;

(r)	“Class I Share” means a class I non-voting incentive share of the Company;

(s)	“Class I Shareholder” means a holder of a Class I Share;

(t)	“Class I Unrecovered Capital Amount” means the Unrecovered Capital Amount applicable to the Class I Shares;

(u)	“Company” means Brookfield Renewable Partners Inc.;

(v)	“Company Group” means the Company, BEP, BRELP, the Holding Entities (as defined in the Master Services Agreement), the Operating Entities, and any other direct or indirect subsidiary of a Holding Entity (as defined in the Master Services Agreement);

(w)	“Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors of the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A controls B for this purpose, and the term “Controlled” has the corresponding meaning;

(x)	“Equivalent Incentive Dividends” has the meaning provided in §28.3(a);

(y)	“Equivalent Security” means any Security (as such term is defined in the Master Services Agreement) that is determined by the board to be the economic equivalent of a Class A Share;

(z)	“Equivalent Security Amount” means the additional amount that would have been payable to the holders of the Class I Shares pursuant to the Incentive Dividend Amount formula if any Equivalent Security outstanding on the last day of the applicable Quarter had been exchanged or redeemed for Class A Shares immediately prior to the last day of the applicable Quarter, less any Equivalent Incentive Dividends paid by any member of the Company Group to any member of the Brookfield Group (as defined in the Master Services Agreement) in respect of such Equivalent Security for the applicable Quarter;

(aa)	“First Cumulative Unpaid Amount” means an amount, if a positive number, equal to the excess of (i) for all full or partial Quarters during the period beginning on the date the “Capital Amount” (within the meaning of the BRELP LPA and as determined as part of the calculation of the Unrecovered Capital Amount) was last adjusted in accordance with the BRELP LPA and ending on the date of the distribution in respect of the Liquidation Event, the sum of the product of, for each full or partial Quarter in that period (X) the First Dividend Threshold and (Y) the number of Outstanding Shares at the end of the period, over (ii) the aggregate amount of dividends or distributions (if any) paid during such period in respect of the Outstanding Shares (excluding any Incentive Dividends paid during such period);

(bb)	“First Dividend Amount” means the sum of (i) the Unrecovered Capital Amount and (ii) the First Cumulative Unpaid Amount;

(cc)	“First Dividend Threshold” means $0.2000 per Class A Share and Class B Share per Quarter, as adjusted from time to time to reflect any stock dividend, subdivision,

consolidation or other comparable event with respect to the Class A Shares and Class B Shares and prorated for a partial Quarter;

(dd)	“Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

(ee)	“Incentive Dividend” has the meaning provided in §28.2(a);

(ff)	“Incentive Dividend Account” has the meaning provided in §28.3(a);

(gg)	“Incentive Dividend Amount” for a Quarter means an amount equal to the sum of (i) the product of A × B × C; plus, if applicable, (ii) the product of B × D × E,

where:

A = the amount (if a positive number) by which (i) the lesser of (x) the Regular Quarterly Dividend and (y) the Second Dividend Threshold exceeds (ii) the First Dividend Threshold

B = the number of Outstanding Shares on the applicable record date

C = 0.15/0.85

D = the amount (if a positive number) by which the Regular Quarterly Dividend exceeds the Second Dividend Threshold

E = 0.25/0.75;

(hh)	“independent directors” means the directors that are “independent” of the Company within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees, as such provisions may be amended from time to time and, if applicable, the listing standards of the securities exchange(s) on which the Class A Shares may then be listed;

(ii)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(jj)	“Invested Capital” means, on any particular date, the amount of capital contributed (directly or indirectly and either as debt or equity) to an Operating Entity prior to such date;

(kk)	“Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets;

(ll)	“legal personal representative” means the personal or other legal representative of the shareholder;

(mm)	“Liquidation Event” means the liquidation, dissolution or winding up, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for purposes of winding up its affairs;

(nn)	“Market Value of a Class A Share” means, as of a specified date, the volume-weighted average trading price of the Class A Shares on the Principal Exchange for the five (5) trading days preceding such date;

(oo)	“Master Services Agreement” means the master services agreement of the Company entered into between those Persons who receive services and those Persons appointed to act as service providers pursuant to such agreement;

(pp)	“Operating Entities” has the meaning ascribed to such term in the Master Services Agreement;

(qq)	“Outstanding Shares” means the aggregate number of outstanding Class A Shares, Class B Shares, Class I Shares and Equivalent Securities or, for periods prior to the effective date of the Reorganization, the aggregate number of Equity Units and Equivalent Securities (as both such terms are defined in the BRELP LPA);

(rr)	“Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, governmental entity or other entity however designated or constituted and pronouns have a similarly extended meaning;

(ss)	“Principal Exchange” means the principal stock exchange or public quotation system on which the Class A Shares are listed;

(tt)	“Quarter” means a calendar quarter ending on the last day of March, June, September or December;

(uu)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(vv)	“Regular Quarterly Dividend” means the amount set by the board of directors, from time to time, as the regular quarterly cash dividend to be declared and paid on each Class A Share and Class B Share, pursuant to the Company’s dividend policy;

(ww)	“Reorganization” means the court-approved arrangement involving the Company and BEP, among others, under Part 9, Division 5 of the Act, as contemplated by an arrangement agreement among the Company, BEP and Brookfield Renewable Corporation dated July 21, 2026;

(xx)	“Second Cumulative Unpaid Amount” means an amount, if a positive number, equal to the excess of (i) for all full or partial Quarters during the period beginning on the date the “Capital Amount” (within the meaning of the BRELP LPA and as determined as part of the calculation of the Unrecovered Capital Amount) was last adjusted in accordance with the BRELP LPA and ending on the date of the distribution in respect of the Liquidation Event, the sum of the product of, for each full or partial Quarter in that period (X) the Second Dividend Threshold less the First Dividend Threshold, and (Y) the number of Outstanding Shares at the end of the period, over (ii) the incremental aggregate amount of dividends or distributions (if any) paid in excess of the First Dividend Threshold during such period in respect of the Outstanding Shares (excluding any Incentive Dividends paid during such period);

(yy)	“Second Dividend Amount” means the sum of (i) the Unrecovered Capital Amount, (ii) the First Cumulative Unpaid Amount and (iii) the product of (X) 1/0.85 and (Y) the Second Cumulative Unpaid Amount;

(zz)	“Second Dividend Threshold” means $0.2253 per Class A Share and Class B Share per Quarter, as adjusted from time to time to reflect any stock dividend, subdivision, consolidation or other comparable event with respect to the Class A Shares and Class B Shares and prorated for a partial Quarter;

(aaa)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto;

(bbb)	“share” means a share in the share structure of the Company;

(ccc)	“subsidiary” means, with respect to any Person, any other Person that is directly or indirectly Controlled by such Person, any trust in which such Person holds all of the beneficial interests or any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person;

(ddd)	“Transfer” means any sale, assignment, surrender, gift or transfer of ownership of, the granting or foreclosure of a pledge, mortgage, charge, security interest, hypothecation or other encumbrance, whether voluntary, involuntary, by operation of law or otherwise, or the entry into of any contract, option or other arrangement or understanding with respect to the foregoing;

(eee)	“Underlying Incentive Dividends” has the meaning provided in §28.3(a); and

(fff)	“Unrecovered Capital Amount” means an amount calculated in a manner consistent with the calculation of the “Unrecovered Capital Amount” in the BRELP LPA, where, for greater certainty, (i) the calculation will treat the Class I Shares as if they were General Partner Units (as defined in the BRELP LPA) of BRELP and the Class A Shares and Class B Shares as if they were Equity Units (as defined in the BRELP LPA) (other than the General Partner Units) of BRELP for the period prior to the initial issuance of the Class I Shares, such that the amount attributable to the General Partner Units of BRELP will be attributable to the Class I Shares and the remainder will be attributable to the Class A Shares and Class B Shares and (ii) for the period thereafter, will take into account capital contributed to or returned by the Company by or to its shareholders (other than any preferred shareholders) in a manner analogous to the manner contemplated by the BRELP LPA regardless of whether the capital has been contributed to BRELP by the Company or returned to the Company by BRELP.

1.2	Act and Interpretation Act Definitions Applicable

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail. If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

1.3	Actions on Non-Business Days

Whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment will be made or action taken on the next following day that is a Business Day.

1.4	Currency

Except where otherwise expressly provided herein, all amounts are stated in U.S. currency.

Part 2
SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

2.3	Shareholder Entitled to Certificate, Acknowledgment or Written Notice

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

(a)	cancel the share certificate or acknowledgment; and

(b)	issue a replacement share certificate or acknowledgment.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if it receives:

(a)	proof satisfactory to it of the loss, theft or destruction; and

(b)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by Law or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by Law or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

Part 3
ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under §3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Act and the rights if any, of the holders of issued shares of the Company, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

Part 4
SHARE REGISTERS

4.1	Central Securities Register

As required by and subject to the Act, the Company must maintain a central securities register and may appoint an agent to maintain such register. The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place. If the directors designate a location outside British Columbia as the location at which the company maintains its central securities register, the central securities register must be available for inspection and copying in accordance with the Act at a location inside British Columbia by means of a computer terminal or other electronic technology.

Part 5
SHARE TRANSFERS

5.1	Registering Transfers

Subject to Part 24, Part 4 of the Act and the Securities Transfer Act, a transfer of a share must not be registered unless:

(a)	the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(i)	in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(ii)	in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the Act and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(iii)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(b)	all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in any other form satisfactory to the Company or the transfer agent for the class or series of shares to be transferred.

5.3	Transferor Remains Shareholder

Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or the shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

Part 6
TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the Company will receive the documentation required by the Act.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company. This §6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the name of the shareholder and the name of another person in joint tenancy.

Part 7
PURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES

7.1	Company Authorized to Purchase, Redeem or Otherwise Acquire Shares

Subject to the special rights or restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift, cancel or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

7.3	Company Entitled to Purchase, Redeem or Otherwise Acquire Share Fractions

The Company may, without prior notice to the holders, purchase, redeem or otherwise acquire for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company will thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the Company has a transfer agent, will direct the transfer agent to amend the central securities register accordingly.

Part 8
BORROWING POWERS

8.1	The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Part 9
ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to §9.2, the special rights or restrictions attached to the shares of any class or series of shares and the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of §9.1(c) or §9.1(f)):

(a)	create one or more classes of shares or, if none of the shares of a class of shares are allotted or issued, eliminate that class of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares or establish a maximum number of shares that the Company is authorized to issue out of any class of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and Articles accordingly.

9.2	Special Rights or Restrictions

Subject to the Act and in particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

9.3	Change of Name

The Company may by directors’ resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4	Other Alterations

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

Part 10
MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this

§10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting. A unanimous resolution passed in writing under this §10.2 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a unanimous resolution, whether digital or encrypted, will be deemed to have the same force and effect as a manual signature. A unanimous resolution in writing may be in two or more counterparts which together are deemed to constitute one unanimous resolution in writing.

10.3	Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as a special resolution and any notice to consider approving a continuation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.8	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9	Place of Meetings

In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors, or if so approved by a resolution of the directors, any general meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

Part 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution; and

(ix)	any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Resolutions

The number of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Ordinary Resolutions

The number of votes required for the Company to pass an ordinary resolution at a general meeting of shareholders is a majority of the votes cast on the resolution.

11.4	Quorum

(a)	Subject to the special rights or restrictions attached to the shares of any class or series of shares, and to §11.5, the quorum for the transaction of business at a meeting of shareholders is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 51% of the votes attached to the shares entitled to be voted at the meeting.

(b)	Subject to §11.5, where a separate vote by a class or series or classes or series is required, the quorum for that matter is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares of such class or series or classes or series entitled to vote on that matter.

11.5	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.6	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.7	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.8	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place specified in the notice calling the meeting unless otherwise determined by an ordinary resolution of those shareholders present and for which notification is provided to all shareholders entitled to attend such meeting.

11.9	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in §11.8(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy one or more shareholders, entitled to attend and vote at the meeting will be deemed to constitute a quorum.

11.10	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.11	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the lawyer of the Company to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present or the lawyer of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.12	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.13	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.14	Decisions by Show of Hands or Poll

Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.15	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.16	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.17	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.18	Manner of Taking Poll

Subject to §11.20, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.19	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.20	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and the determination of the chair made in good faith is final and conclusive.

11.21	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.22	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.23	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.24	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three-month period, the Company may destroy such ballots and proxies.

Part 12
VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must be received:

(i)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice for the receipt of proxies, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(ii)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b)	if a representative is appointed under this §12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with Applicable Securities Laws.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	Proxy Holder Need Not Be Shareholder

A proxy holder need not be a shareholder of the Company.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by email, if permitted by the notice calling the meeting or the information circular for the meeting.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13	Revocation of Proxy

Subject to §12.14 every proxy may be revoked by an instrument in writing that is received:

(a)	at the registered office of the Company at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in §12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or the shareholder’s legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

12.15	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

Part 13
DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

(a)	subject to (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)	the number of directors in office pursuant to §14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)	the number of directors in office pursuant to §14.4.

13.2	Change in Number of Directors

If the number of directors is set under §13.1(b)(i) or §13.1(c)(i), subject to any restrictions in the Act and to §14.8, the board of directors may appoint the directors needed to fill any vacancies in the board of directors up to that number.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the share structure of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Part 14
ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under (a), but are eligible for re-election or reappointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Act.

14.3	Failure to Elect or Appoint Directors

If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	when his or her successor is elected or appointed; and

(d)	when he or she otherwise ceases to hold office under the Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office will expire no later than the date on which new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding §13.1, §13.2, and §14.1, between annual general meetings or by unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors but the number of additional directors appointed under this §14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or reappointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to §14.10 or §14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

14.12	Nomination of Directors

(a)	Subject only to the Act, only persons who are nominated in accordance with the following procedures will be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must give:

(i)	timely notice thereof in proper written form to an officer of the Company at the principal executive offices of the Company in accordance with this §14.12; and

(ii)	the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(c).

(c)	To be timely under §14.12(b)(i), a Nominating Shareholder’s notice to an officer of the Company, being either the Chief Executive Officer, the Chief Financial Officer, or the Corporate Secretary (singularly, “an officer of the Company”), must be made:

(i)	in the case of an annual meeting of shareholders, not less than 40 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d)	To be in proper written form, a Nominating Shareholder’s notice to an officer of the Company, under §14.12(b) must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date will then have been made publicly available and will have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time and, if applicable, the listing standards of the securities exchange(s) on which the Class A Shares may then be listed) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)	as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date will then have been made publicly available and will have occurred) and as of the date of such notice.

(e)	No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 will be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting will have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination will be disregarded.

(f)	For purposes of this §14.12:

(i)	“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(ii)	“Associate”, when used to indicate a relationship with a specified person, will mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iii)	“Derivatives Contract” will mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority will not be deemed to be Derivatives Contracts;

(iv)	“Meeting of Shareholders” will mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(v)	“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s affiliates or Associates owns at Law or in equity, or has the right to acquire or become the owner at Law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract will not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective affiliates and Associates) under a Derivatives Contract will for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s affiliates or Associates) under any Derivatives

Contract to which such first Counterparty (or any of such first Counterparty’s affiliates or Associates) is a Receiving Party and this proviso will be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi)	“public announcement” will mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedarplus.ca.

(g)	Notwithstanding any other provision to this §14.12, notice or any delivery given to an officer of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission, email or other electronic transmission method made available by the Company, and will be deemed to have been given and made only at the time it is served by personal delivery, email, electronic transmission or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to an officer of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (Vancouver time) on a day which is a Business Day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

In no event will any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c).

Part 15
POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management

The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

Part 16
INTERESTS OF DIRECTORS AND OFFICERS

16.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

16.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

16.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7	Professional Services by Director or Officer

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

Part 17
PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4	Place of Meetings

Meetings of directors may be held at any place within or outside of Canada, or if so approved by all of the directors, such meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

17.5	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(a)	in person; or

(b)	by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A director who participates in a meeting in a manner contemplated by this §17.5 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.6	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.7	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to §17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §23.1 or orally or by telephone.

17.8	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.9	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

17.10	Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of notice of the meeting unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.11	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.12	Validity of Acts Where Appointment Defective

Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.13	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this §17.13 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a consent, whether digital or encrypted, will be deemed to have the same force and effect as a manual signature. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §17.13 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

Part 18
Executive and Other Committees

18.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3	Obligations of Committees

Any committee appointed under §18.1 or §18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under §18.1 or §18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5	Committee Meetings

Subject to §18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §18.1 or §18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Part 19
Officers

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3	Qualifications

No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board, chair of a committee of the board or lead independent director, if any, must be a director. Any other officer need not be a director.

19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

Part 20
Indemnification

20.1	Definitions

In this Part 20:

(a)	“eligible party”, in relation to a company, means an individual who:

(i)	is or was a director or officer of the Company;

(ii)	is or was a director or officer of another corporation

(A)	at a time when the corporation is or was an affiliate of the Company, or

(B)	at the request of the Company; or

(iii)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and Sections 163(1)(c) and (d) and 165 of the Act, the heirs and personal or other legal representatives of that individual;

(b)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c)	“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d)	“expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

(e)	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

20.2	Mandatory Indemnification of Eligible Parties

Subject to the Act, the Company must indemnify each eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this §20.2.

20.3	Indemnification of Other Persons

Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

20.4	Authority to Advance Expenses

The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

20.5	Non-Compliance with Act

Subject to the Act, the failure of an eligible party of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 20.

20.6	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

Part 21
Dividends

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	Declaration of Dividends

Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under §21.2.

21.4	Record Date

The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other entity, or in any one or more of those ways.

21.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under §21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10	Dividend Bears No Interest

No dividend bears interest against the Company.

21.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12	Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid (i) by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing or (ii) by wire transfer or other electronic means. In the case of payment of a dividend by cheque, mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by Law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority. In the case of payment of a dividend by wire transfer or other electronic means, the initiation of such payment by the Company will, to the extent of the sum represented by the transfer (plus the amount of the tax required by Law to be deducted), discharge all liability for the dividend unless the amount of tax so deducted is not paid to the appropriate taxing authority. Subject to the requirements of applicable Law with respect to unclaimed property, no shareholder will be entitled to recover by action or other legal process against the Company any dividend that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of two years from the date on which such dividend was first payable.

21.13	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

Part 22
ACCOUNTING RECORDS AND AUDITOR

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3	Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

Part 23
Notices

23.1	Method of Giving Notice

Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles (a “Notice”) to be sent by or to a person may be sent by:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a Notice mailed to a shareholder, the shareholder’s registered address;

(ii)	for a Notice mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of Notices of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a Notice delivered to a shareholder, the shareholder’s registered address;

(ii)	for a Notice delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the

Company or the delivery address provided by the recipient for the sending of Notices of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the Notice by fax to the fax number provided by the intended recipient for the sending of Notices to that class;

(d)	sending the Notice by email to the email address provided by the intended recipient for the sending of Notices of that class;

(e)	sending the Notice by other means of electronic transmission accessible by the intended recipient for the sending of Notices of that class in accordance with applicable Law; and

(f)	physical delivery to the intended recipient.

23.2	Press Release

Unless the Act or these Articles provide otherwise, a Notice to be sent to a shareholder will be deemed conclusively to have been given or made, and the obligation to give any Notice will, unless otherwise required by applicable Laws, be deemed conclusively to have been fully satisfied upon issuing a press release complying with applicable Laws if deemed by the board of directors to be a reasonable or appropriate means of providing such Notice.

23.3	Deemed Receipt of Mailing

A notice, statement, report or other record that is:

(a)	mailed to a person by ordinary mail to the applicable address for that person referred to in §23.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b)	faxed to a person to the fax number provided by that person under §23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(c)	emailed to a person to the email address provided by that person under §23.1 is deemed to be received by the person to whom it was emailed on the day that it was emailed; and

(d)	sent to a person by other means of electronic transmission under §23.1 is deemed to be received by the person to whom it was transmitted on the day that such transmission occurred.

23.4	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §23.1 is conclusive evidence of that fact.

23.5	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

23.6	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in §23.6(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.7	Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company will not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

Part 24
Prohibitions

24.1	Definitions

In this Part 24:

(a)	“designated security” means:

(i)	a voting security of the Company;

(ii)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in (a) or (b);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia); and

(c)	“voting security” means a security of the Company that:

(i)	is not a debt security; and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

24.2	Application

§24.3 does not apply to the Company if and for so long as it is a public company, a private company which is no longer eligible to use the private issuer exemption under the Securities Act (British Columbia) or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or a company to which the Statutory Reporting Company Provisions apply.

24.3	Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Part 25
Forum Selection

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by Law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended.

Nothing in this Part 25 will be deemed to apply to any suits brought to enforce any liability or duty created by the U.S. Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company will be deemed to have notice of and consented to the provisions of this Part 25.

Part 26
Special Rights and Restrictions
Class A Subordinate Voting Shares

26.1	Special Rights and Restrictions

The Class A Shares as a class will have attached thereto the special rights and restrictions specified in this Part 26.

DIVIDENDS

26.2	Dividend Rights

(a)	Subject to the prior rights of the holders of the Class A Preferred Shares and of the holders of any other shares ranking senior to the Class A Shares with respect to dividends, the Class A Shareholders will be entitled to receive such dividends as the board of directors may, in its discretion, declare from time to time.

(b)	Subject to applicable Law, the Class A Shareholders will be entitled to receive, and the Company will pay thereon, as and when declared by the board of directors, a dividend on each Class A Share of the same type and in an amount equal to any dividend declared and paid on each Class B Share.

(c)	The Class A Shares will rank on parity with the Class B Shares and Class I Shares with respect to dividends.

26.3	Record and Payment Dates

The record date with respect to any dividend on the Class A Shares declared by the board of directors and the payment date of such dividend will be the same date as the record date and the payment date, respectively, for the corresponding dividend on the Class B Shares and the Class I Shares, each as approved by the board of directors.

VOTING

26.4	Voting Rights

(a)	Except as expressly provided herein, each Class A Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company (except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series). Each Class A Shareholder will be entitled to cast one vote for each Class A Share held on the record date for the determination of shareholders entitled to vote at the applicable meeting.

(b)	Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and Class B Shareholders will vote together and not as separate classes. The holders of the outstanding Class A Shares and Class B Shares, voting together, will be entitled to vote in respect of the election of all directors of the Company.

AMENDMENTS, SUBDIVISION AND CONSOLIDATION

26.5	Amendment with Approval of Class A Shareholders

Except as expressly provided herein, in addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class A Shares as a class may be added to, changed or removed but only with the approval of the Class A Shareholders given as hereinafter specified. The approval of the Class A Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares as a class or in respect of any other matter requiring the consent of the Class A Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class A Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class A Shareholders duly called for that purpose. On every poll taken at every meeting of the Class A Shareholders as a class, each Class A Shareholder entitled to vote thereat will have one vote in respect of each Class A Share held.

26.6	Restrictions on Subdivision and Consolidation

No subdivision or consolidation of the Class A Shares will occur, unless, simultaneously, the Class B Shares and Class I Shares are subdivided or consolidated in the same manner and in the same proportion, to maintain and preserve the relative rights of the holders of each of the Class A Shares, the Class B Shares and the Class I Shares.

LIQUIDATION

26.7	Liquidation Rights

Subject to applicable Law and the prior rights of the holders of the Class A Preferred Shares, the Class I Shares and any other shares ranking senior to the Class A Shares with respect to a Liquidation Event, the Class A Shares will rank equally with the Class B Shares upon the occurrence of a Liquidation Event and will each share rateably in the remaining property and assets of the Company.

Part 27
Special Rights and Restrictions
Class B Multiple Voting Shares

27.1	Special Rights and Restrictions

The Class B Shares as a class will have attached thereto the special rights and restrictions specified in this Part 27.

DIVIDENDS

27.2	Dividend Rights

(a)	Subject to the prior rights of the holders of the Class A Preferred Shares and of the holders of any other shares ranking senior to the Class B Shares with respect to dividends, the Class B Shareholders will be entitled to receive such dividends as the board of directors may, in its discretion, declare from time to time.

(b)	Subject to applicable Law, the Class B Shareholders will be entitled to receive, and the Company will pay thereon, as and when declared by the board of directors, a dividend on each Class B Share of the same type and in an amount equal to any dividend declared and paid on each Class A Share.

(c)	The Class B Shares will rank on parity with the Class A Shares and Class I Shares with respect to dividends.

27.3	Record and Payment Dates

The record date with respect to any dividend on the Class B Shares declared by the board of directors and the payment date of such dividend will be the same date as the record date and the payment date, respectively, for the corresponding dividend on the Class A Shares and Class I Shares, each as approved by the board of directors.

VOTING

27.4	Voting Rights

(a)	Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company (except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series). The Class B Shareholders will be entitled to cast, in the aggregate, a number of votes equal to: (i) the number of outstanding Class A Shares held on the record date for the determination for the shareholders entitled to vote at the applicable meeting, minus (ii) 100, as adjusted from time to time to reflect any subdivision or consolidation of the Class A Shares and Class B Shares. The aggregate number of Class B Share votes will be allocated to the outstanding Class B Shares on a pro rata basis.

(b)	Except as otherwise expressly provided herein or as required by applicable Law, the Class A Shareholders and the Class B Shareholders will vote together and not as separate classes.

(c)	At any time that no Class A Shares are outstanding or for any vote held only in respect of the Class B Shares, each Class B Shareholder will be entitled to cast one vote per Class B Share.

(d)	The holders of the outstanding Class A Shares and Class B Shares, voting together, will be entitled to vote for the election of all directors of the Company.

AMENDMENTS, SUBDIVISION AND CONSOLIDATION

27.5	Amendment with Approval of Class B Shareholders

Except as expressly provided herein, in addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the Class B Shareholders given as hereinafter specified. The approval of the Class B Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the Class B Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class B Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class B Shareholders duly called for that purpose. On every poll taken at every meeting of the Class B Shareholders as a class, each Class B Shareholder entitled to vote thereat will have one vote in respect of each Class B Share held.

27.6	Restrictions on Subdivision and Consolidation

No subdivision or consolidation of the Class B Shares will occur, unless, simultaneously, the Class A Shares and Class I Shares are subdivided or consolidated in the same manner and in the same proportion, to maintain and preserve the relative rights of the holders of each of the Class A Shares, the Class B Shares and the Class I Shares.

LIQUIDATION

27.7	Liquidation Rights

Subject to applicable Law and to the prior rights of the holders of the Class A Preferred Shares, the Class I Shares and any other shares ranking senior to the Class B Shares with respect to a Liquidation Event, the Class B Shares will rank equally with the Class A Shares upon the occurrence of a Liquidation Event and will each share rateably in the remaining property and assets of the Company.

TRANSFER RESTRICTIONS

27.8	Class B Transfer Restrictions

The Class B Shares may not be Transferred to any Person other than to Brookfield. If any Class B Shares are Transferred in contravention of the preceding sentence, (i) such Transfer will be null and void, and the Company will not register or otherwise recognize the Transfer of the Class B Shares to the transferee, (ii) any rights to vote attaching to the Class B Shares so Transferred may not be exercised by any Person, (iii) any payment by the Company on the Class B Shares so Transferred will be prohibited and any such payment will be forfeited, and (iv) any rights that an ineligible transferee may have as a result of being a holder of Class B Shares will be null and void, in each case, until such time as such Transfer is cancelled.

Part 28
Special Rights and Restrictions
Class I Non-Voting Incentive Shares

28.1	Special Rights and Restrictions

The Class I Shares as a class will have attached thereto the special rights and restrictions specified in this Part 28.

DIVIDENDS

28.2	Dividend Rights

(a)	Subject to the prior rights of the holders of the Class A Preferred Shares and of the holders of any other shares ranking senior to the Class I Shares with respect to dividends, the Class I Shareholders will be entitled to receive, and the Company will pay thereon, as and when declared by the board of directors and subject to applicable Law:

(i)	a dividend on each Class I Share of the same type and in an amount equal to any dividend declared and paid on each Class A Share and Class B Share, including the Regular Quarterly Dividend; plus

(ii)	if the amount to be paid pursuant to §28.2(a)(i) exceeds the First Dividend Threshold, quarterly dividends (“Incentive Dividends”) in an amount per share equal to the Incentive Dividend Amount divided by the number of Class I Shares then outstanding.

(b)	For greater certainty, concurrent with the declaration of any dividend on the Class A Shares or Class B Shares, the board of directors will be required to declare a dividend on the Class I Shares of an amount per share equal to the amount per share of such dividend plus any Incentive Dividend on the Class I Shares due at such time.

(c)	The Class I Shares will rank on parity with the Class A Shares and Class B Shares with respect to dividends.

28.3	Adjustment to Incentive Dividend Amount

(a)	The Company will maintain a notional account (as may be adjusted as provided for herein, the “Incentive Dividend Account”) that will track the aggregate amount of any performance-based dividends, distributions or other profit entitlements (“Equivalent Incentive Dividends”) that have been paid or are payable at any time or from time to time by any Operating Entity to any member of the Brookfield Group (as defined in the Master Services Agreement) with respect to the Company’s Invested Capital in such Operating Entity (“Underlying Incentive Dividends”).

(b)	The Incentive Dividend Amount in any Quarter will be (i) reduced prior to its declaration (but will not be reduced to less than zero) by any amount in the Incentive Dividend Account at the time the Incentive Dividend Amount is calculated (any such amount, once applied to reduce an amount otherwise payable, an “Applied Incentive Amount”) and (ii) increased by the Equivalent Security Amount (if positive) in respect of such Quarter.

(c)	The amount by which an Incentive Dividend Amount is reduced by an Applied Incentive Amount will be adjusted on an equitable basis as necessary to take into account the benefit the Company would have received had the Underlying Incentive Dividends not been paid or payable. The Incentive Dividend Account will be adjusted from time to time to deduct the amount of any Applied Incentive Amount or any clawback or similar amount paid or contributed to an Operating Entity in respect of an Underlying Incentive Dividend. For greater certainty, the Incentive Dividend Account may be negative as a result of the adjustment for such clawback or similar amount. In no event will a negative balance in the Incentive Dividend Account require a payment to the holders of the Class I Shares.

28.4	Payment in Class A Shares

The holders of the Class I Shares may elect, in their sole discretion, to reinvest any Incentive Dividends paid or payable by the Company in exchange for a number of Class A Shares equal to the amount of cash that would be otherwise paid to the holders of the Class I Shares divided by the Market Value of a Class A Share on the date that such Incentive Dividend is declared.

28.5	Record and Payment Dates

The record date with respect to any dividend on the Class I Shares declared by the board of directors and the payment date of such dividend will be the same date as the record date and the payment date, respectively, for the corresponding dividend on the Class A Shares and the corresponding dividend on the Class B Shares, each as approved by the board of directors.

VOTING

28.6	Voting Rights

Subject to applicable Law, the Class I Shareholders will be entitled to receive notice of, and to attend, but will not be entitled to vote at, any meeting of the shareholders of the Company. If the Class I Shareholders are entitled to vote pursuant to applicable Law, each Class I Shareholder will be entitled to cast one vote for each Class I Share held on the record date for the determination of shareholders entitled to vote at the applicable meeting.

AMENDMENTS, SUBDIVISION AND CONSOLIDATION

28.7	Amendment with approval of the Class I Shareholders

Except as expressly provided herein, in addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Class I Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class I Shares given as hereinafter specified. The approval of the Class I Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class I Shares as a class or in respect of any other matter requiring the consent of the holders of the Class I Shares may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class I Shares or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the holders of the Class I Shares duly called for that purpose. On every poll taken at every meeting of the holders of the Class I Shares as a class, each Class I Shareholder entitled to vote thereat will have one vote in respect of each Class I Share held.

28.8	Restrictions on Subdivision and Consolidation

No subdivision or consolidation of the Class I Shares will occur, unless, simultaneously, the Class A Shares and the Class B Shares are subdivided or consolidated in the same manner and in the same proportion, to maintain and preserve the relative rights of the holders of each of the Class I Shares, the Class A Shares and the Class B Shares.

LIQUIDATION

28.9	Liquidation Rights

Subject to applicable Law, and to the prior rights of the holders of the Class A Preferred Shares and any other shares ranking senior to the Class I Shares with respect to a Liquidation Event, the Class I Shareholders will be entitled to receive the Class I Liquidation Amount upon the occurrence of a Liquidation Event. The Class I Liquidation Amount will be subject to adjustment by the independent directors to take into account any amounts in the Incentive Dividend Account and for any Equivalent Security Amount in a manner similar to the adjustments described under §28.3.

Part 29
Special Rights and Restrictions
Class A Preferred Shares

29.1	Special Rights and Restrictions

Subject to the rights, if any, of the holders of issued shares of the Company, the Class A Preferred Shares as a class will have attached thereto the special rights and restrictions specified in this Part 29.

SERIES

29.2	Directors’ Right to Issue in One or More Series

The Class A Preferred Shares may be issued at any time or from time to time in one or more series. Before any Class A Preferred Shares of a series are issued, the board of directors will, subject to the Act, by resolution:

(a)	determine the maximum number of shares of any of those series of shares that the Company is authorized to issue, determine that there will be no maximum number, or, provided no such shares of that series are issued, alter any determination so made, and authorize the alteration of the Notice of Articles accordingly;

(b)	alter the Articles, and authorize the alteration of the Notice of Articles, to create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created; and

(c)	alter the Articles, and authorize the alteration of the Notice of Articles accordingly, to attach special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase, retraction or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions, or, provided no such shares of that series are issued, alter such rights or restrictions, provided that, in each case, no special right or restriction so created, altered, defined or attached will contravene the provisions of §29.3 and §29.4, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.

RANKING

29.3	Ranking of the Class A Preferred Shares

(a)	Subject to the rights of other shares ranking senior to the Class A Preferred Shares with respect to dividends, the Class A Preferred Shares of each series will, as to the payment of dividends, rank on parity with respect to the Class A Preferred Shares of every other series and senior to the Class I Shares, the Class A Shares and the Class B Shares and any other shares ranking junior to the Class A Preferred Shares.

(b)	Subject to the rights of other shares ranking senior to the Class A Preferred Shares with respect to a Liquidation Event, the Class A Preferred Shares of each series will, as to a return of capital in a Liquidation Event, rank on parity with respect to the Class A Preferred Shares of every other series and senior to the Class I Shares, the Class A Shares and the Class B Shares and any other shares ranking junior to the Class A Preferred Shares.

VOTING

29.4	Voting

Except as hereinafter referred to or as required by Law or unless provision is made in the Articles of the Company relating to any series of Class A Preferred Shares that such series is entitled to vote (and subject to applicable Law), the holders of the Class A Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

AMENDMENTS

29.5	Amendment with Approval of Holder of Class A Preferred Shares

Except as expressly provided herein, in addition to any other approval required by Law, the rights, privileges, restrictions and conditions attached to the Class A Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class A Preferred Shares given as hereinafter specified. The approval of the holders of the Class A Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A Preferred Shares may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Preferred Shares or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the holders of the Class A Preferred Shares duly called for that purpose. On every poll taken at every meeting of the holders of the Class A Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Class A Preferred Shares, each holder of Class A Preferred Shares entitled to vote thereat will have one vote in respect of each Class A Preferred Share held.

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